As submitted on December 18, 2019 to the Securities and Exchange Commission

For confidential review pursuant to the Jumpstart our Business Startups Act of 2012

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form F-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

NLS Pharmaceutics Ltd.

(Exact name of registrant as specified in its charter)

Switzerland	2834	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Alexander Zwyer	Zysman, Aharoni, Gayer &
Chief Executive Officer	Sullivan & Worcester LLP
Alter Postplatz 2	1633 Broadway
CH-6370 Stans, Switzerland	New York, NY 10019
Tel: +41.79.779.60.00	Tel: 212.660.5000
(Address, including zip code, and telephone number,	(Name, address, including zip code, and telephone
including area code, of registrant’s principal executive offices)	number, including area code, of agent for service)

Copies to:

Oded Har-Even, Esq.	Pascal Hanold, Esq.
Howard Berkenblit, Esq.	Wenger & Vieli AG
Zysman, Aharoni, Gayer & Sullivan & Worcester LLP	Dufourstrasse 56 Zurich, Switzerland
1633 Broadway	CH-8034
New York, NY 10019
Tel: 212.660.5000	Tel: +41.58.958.58.58	Tel:	Tel:

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date hereof.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price (1)	Amount of registration fee(3)
Common shares, par value CHF 100.00 per share (2)	$	$

(1)	Estimated solely for purposes of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act. Includes the offering price of common shares that the Underwriters have the option to purchase to cover over-allotments, if any.

(2)	Pursuant to Rule 416 under the Securities Act of 1933, as amended, or the Securities Act, the common shares registered hereby also include an indeterminate number of additional common shares as may from time to time become issuable by reason of stock splits, stock dividends, recapitalizations or other similar transactions.

(3)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED DECEMBER 18, 2019

             Common Shares

NLS Pharmaceutics Ltd. is offering its common shares in an initial public offering. No public market currently exists for our common shares. The estimated initial public offering price is between $      and $      per share. We intend to apply to list our common shares on the Nasdaq Capital Market under the symbol “      .”

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and will be subject to reduced public company reporting requirements.

Investing in our common shares involves a high degree of risk.  See “Risk Factors” beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds to us (before expenses)	$	$

(1)	We have agreed to reimburse the underwriters for certain expenses. See the section titled “Underwriting” beginning on page 132 of this prospectus for additional disclosure regarding underwriter compensation and offering expenses.

We have granted the representative of the underwriters an option to purchase from us, at the public offering price, up to additional      common shares, less the underwriting discounts and commissions, within          days from the date of this prospectus to cover over-allotments, if any. If the representative of the underwriters exercises the option in full, the total underwriting discounts and commissions payable will be $        , and the total proceeds to us, before expenses, will be $           .

The underwriters expect to deliver the shares to purchasers in the offering on or about ______, 2020.

Sole Book – Running Manager

The date of this prospectus is ________, 2020

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us or to which we have referred you. We have not authorized anyone to provide you with information that is different. We are offering to sell our common shares, and seeking offers to buy our common shares, only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common shares.

For investors outside of the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

In this prospectus, “we,” “us,” “our,” the “Company” and “NLS” refer, prior to the Reorganization, as defined in this prospectus, to NLS-0 Pharma AG, or NLS-0, NLS-1 Pharma AG, or NLS-1, and NLS Pharma AG, or NLS Pharma, and, after the Reorganization, to NLS Pharmaceutics Ltd.

All trademarks or trade names referred to in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus are referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend the use or display of other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Our reporting currency and functional currency is the U.S. dollar. Unless otherwise expressly stated or the context otherwise requires, references in this prospectus to “dollars,” “USD” or “$” mean U.S. dollars, and references to “CHF” are to the Swiss Franc. U.S. dollar translations of CHF amounts presented in this prospectus were done on different dates in accordance with the date as of such entry in the Company’s books and are derived from our consolidated financial statements.

This prospectus includes statistical, market and industry data and forecasts which we obtained from publicly available information and independent industry publications and reports that we believe to be reliable sources. These publicly available industry publications and reports generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy or completeness of the information. Although we believe that these sources are reliable, we have not independently verified the information contained in such publications.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common shares. Before you decide to invest in our common shares, you should read the entire prospectus carefully, including the “Risk Factors” section and the financial statements and related notes appearing at the end of this prospectus.

Our Company

We are an innovative biopharmaceutical company engaged in the discovery and development of novel, life-improving drug therapies to treat rare and complex central nervous system, or CNS, disorders. CNS disorders are a diverse group of conditions that include neurological, psychiatric, and substance use disorders. According to the World Health Organization and based on data from the Global Burden of Disease Report, 25% of the world’s population suffers from at least one CNS disorder, resulting in a socio-economic burden of more than $317 billion annually in the United States alone. Additionally, CNS disorders are expected to account for approximately 15% of the global disease burden by 2020, the largest burden of any disease area. However, treatment options for these conditions are often limited, inadequate or nonexistent, and the development of new CNS treatments generally trails behind other therapeutic areas. We are pursuing the development of the next generation of CNS therapies with high medical impact to address this critical and growing unmet need. Our dual development strategy is designed to optimize the outcome of our clinical programs by developing new chemical entities from known molecules with strong scientific rationale, and also by re-defining previously approved molecules with well-established tolerability and safety profiles. We believe that our streamlined clinical development approach has the potential to advance rapidly through early-stage clinical trials, while carrying a lower development risk. We believe that lower development risk exists with respect to the development of our lead product candidates due to the use of mazindol, a Schedule IV Controlled substance, as classified by the U.S. Drug Enforcement Administration, or the DEA, which was previously marketed in the United States, Japan and Europe for obesity.

Our discovery platform focuses on single molecules that operate through multiple mechanisms designed to target the complexity of the CNS disease state. We believe that such a discovery platform may offer new treatment options for patients, and, in addition, our novel targets may provide a meaningful solution, including for those patients that are refractory to the currently available treatments. Our current focus is in the therapeutic areas of rare hypersomnia disorders (condition highlighted by excessive daytime sleepiness, or EDS, or excessive time spent sleeping) and complex neurodevelopmental disorders, and includes our two lead product candidates: Quilience, for the treatment of EDS and cataplexy associated with narcolepsy, and Nolazol, for the treatment of attention deficit hyperactivity disorder, or ADHD.

Quilience and Nolazol both contain mazindol as the active molecule in a proprietary controlled release formulation of mazindol. Mazindol has a well-established safety record from its long history of clinical use across the United States and Europe, where it was previously approved in its immediate release form for the management of obesity and was also widely used off-label and prescribed under compassionate use for the treatment of narcolepsy. It was marketed for nearly 30 years, into the early 2000s, before being voluntarily withdrawn from the market solely for commercial reasons and is no longer commercially available in these regions.

Quilience and Nolazol are being developed as separate and uniquely differentiated controlled release novel pharmaceutical products. Our proprietary controlled-release formulations are being designed to optimize the pharmacokinetic and pharmacodynamic properties of our lead product candidates with a rapid onset of action and prolonged controlled therapeutic effect, allowing for a daily oral dose that effectively provides consistent and long acting symptom control and designed to uniquely meet the needs of patients.

Leveraging our scientific insights and direct hands-on clinical experience, we are developing compounds that we believe have innovative mechanisms of action with positive therapeutic profiles and represent a differentiated treatment option to overcome the limitations of the current therapies. For example, Quilience and Nolazol are novel agents that differ from the available treatments in their apparent multi-targeted mechanism of action. In addition to their action as a triple monoamine reuptake inhibitor that simultaneously blocks serotonin, norepinephrine, and dopamine transporters, our small molecule lead product candidates that quickly penetrate the blood brain barrier, also target the orexin pathway as a selective (in relation to the orexin-1 receptor) partial agonist of the orexin-2 receptor, or OX2R. This activity could provide cortical regulation of the lower brain, and thereby lead to improved attention and inhibitory control. Orexin neurons are multi-tasking neurons that serve as key modulators to several vital functions, including sleep-wake states, attention, feeding behavior, energy homeostasis, reward systems, cognition and mood. A drug that targets orexin could potentially increase arousal in individuals with ADHD, which could be useful in individuals who have a low level of arousal or motivation, as is not infrequently the case in individuals with ADHD. To the best of our knowledge, no currently available medications for ADHD have effects on the orexin system. In addition to narcolepsy and ADHD, we believe that our lead product candidates may have therapeutic potential across a range of diverse CNS conditions.

We have assembled a world-class management team across the United States and Europe with significant industry experience and a successful track record to lead the development of our product candidates. We complement our management team with a group of scientific and clinical advisors that includes internationally recognized North American and European experts in CNS disorders, including the areas of our current focus, rare hypersomnolence and complex neurodevelopmental disorders.

Our Strategy

Our goal is to continue building a differentiated, global biopharmaceutical company that is patient-focused in the development of transformative therapies that address critical unmet needs in rare and complex CNS disorders.

Risks Associated with Our Business

Our business is subject to numerous risks, as more fully described in the section entitled “Risk Factors” immediately following this prospectus summary. You should read these risks before you invest in our common shares. In particular, our risks include, but are not limited to, the following:

●	we may be unable to successfully use mazindol, on which we depend substantially, as the drug substance for each of our current lead product candidates, Quilience, for the treatment of narcolepsy, and Nolazol, for the treatment of ADHD, and which outcome could prove costly to our business and could prevent us from obtaining regulatory or marketing approval;

●	prior results of mazindol for the treatment of other indications may not be replicated in the clinical trials that we conduct for the treatment of narcolepsy or ADHD;

●	we require regulatory approvals prior to any attempt to commercialize our product candidates. Prior to commercialization of Quilience, we must receive approvals from the U.S. Food and Drug Administration, or the FDA, and from the European Medicines Agency, or EMA, in order to initiate our phase 2 or phase 3 studies. Similarly, the FDA previously accepted our investigational new drug, or IND, application in 2016 for Nolazol; however, before we may commercialize Nolazol for the treatment of ADHD, we must receive additional approvals from the FDA, including approval to conduct our phase 3 clinical trial. Our Phase 2 and 3 clinical trials must be successful if we are to seek and obtain regulatory marketing application through the submission of a new drug application, or NDA, with the FDA. Advanced clinical trials are often not successful even if prior trials were successful, and even if we are able to conduct advanced clinical trials and those trials are successful, we may not obtain necessary regulatory approvals for Nolazol, for the treatment of ADHD, or we may be unable to successfully commercialize it even if we receive the necessary regulatory approvals;

●	our data from future clinical trials may not satisfy the FDA or other comparable regulatory agencies, or the FDA or other regulatory agencies may require additional time or studies to assess the safety and efficacy of Quilience, Nolazol, or our other product candidates in development or that may be developed in the future;

●	to date, we have not generated revenue, and we do not expect to generate significant revenue unless and until we obtain marketing approval to commercialize Quilience or Nolazol. We are unable to predict the extent of future losses or when we will become profitable based on the sale of any product, if at all. Even if we succeed in developing and commercializing our product candidates, we may never generate sufficient revenue to sustain profitability. As of June 30, 2019, we had an accumulated deficit of $24,866,371;

●	we have no sources of revenue and will need to raise substantial additional capital to successfully commercialize Quilience, Nolazol, or our other product candidates in development, and such capital may not be available to us or available only on unfavorable terms;

●	the report of our independent registered public accounting firm contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern, which could prevent us from obtaining new financing on reasonable terms or at all;

●	if, and when, we seek to commercialize Quilience and Nolazol, we may be partially dependent upon prescriptions from physicians for the sale of both such product candidates or such other product candidates that we may seek to commercialize. The loss of a significant number of patient referrals by physicians prescribing Quilience, Nolazol, or any of our other product candidates may have an adverse effect on our future revenues, if any, which could have an adverse effect on our business, financial condition and results of operations;

●	as a public company following the conclusion of this offering, we will need to comply with extensive additional U.S. and Swiss governmental and Nasdaq regulations, which will be expensive and which will require significant management attention; and

●	we have identified material weaknesses in our internal control over financial reporting and, if our remediation of the material weaknesses is not effective or if we identify additional material weaknesses in the future, we may not be able to accurately or timely report our financial results, or prevent fraud, and investor confidence in our Company and the market price of our shares may be adversely affected.

Corporate Information

NLS-1 and NLS Pharma were incorporated in June 2015 and NLS-0 was incorporated in April 2016, each in Switzerland. In March 2019, and pursuant to Swiss law, effective as of January 1, 2019, NLS-0 and NLS Pharma each merged into NLS-1. We refer to these transactions throughout the prospectus included in this registration statement collectively as the “Reorganization.” As part of the Reorganization, all assets and liabilities of NLS-0 and NLS Pharma were transferred to NLS-1, and NLS-1 was renamed NLS Pharmaceutics Ltd.

Our principal executive offices are located at Alter Postplatz 2, CH-6370 Stans, Switzerland. Our telephone number in Switzerland is +41.41.618.8000. Our website address is https://nlspharma.com/. The information contained on, or that can be accessed through, our website is not part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

The Securities and Exchange Commission, or the SEC, also maintains an Internet website that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through the SEC's website at http://www.sec.gov.

Implications of Being an “Emerging Growth Company”

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the JOBS Act. As such, we are eligible to, and intend to, take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not “emerging growth companies” such as not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act and not being required to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We could remain an “emerging growth company” for up to five years, or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenue exceeds $1.07 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our common shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (c) the date on which we have issued more than $1 billion in nonconvertible debt during the preceding three-year period.

Implications of being a “Foreign Private Issuer”

We are subject to the information reporting requirements of the Exchange Act that are applicable to “foreign private issuers,” and under those requirements we file reports with the SEC. As a foreign private issuer, we are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. For example, we are not required to issue quarterly reports, proxy statements that comply with the requirements applicable to U.S. domestic reporting companies, or individual executive compensation information that is as detailed as that required of U.S. domestic reporting companies. We also have four months after the end of each fiscal year to file our annual report with the SEC and are not required to file current reports as frequently or promptly as U.S. domestic reporting companies. Our officers, directors and principal shareholders are exempt from the requirements to report transactions in our equity securities and from the short-swing profit liability provisions contained in Section 16 of the Exchange Act. As a foreign private issuer, we are not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. In addition, as a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the Nasdaq Stock Market rules for domestic U.S. issuers (See “Risk Factors—Risks Related to this Offering and the Ownership of Our Securities).” These exemptions and leniencies will reduce the frequency and scope of information and protections available to you in comparison to those applicable to a U.S. domestic reporting company. We intend to take advantage of the exemptions available to us as a foreign private issuer during and after the period we qualify as an “emerging growth company.”

THE OFFERING

Common shares offered by us	common shares.

Common shares to be outstanding after this offering	common shares.

Over-allotment option	The underwriters have an option for a period of days to purchase up to additional common shares to cover over-allotments, if any.

Use of proceeds	We estimate that the net proceeds from our issuance and sale of common shares in this offering will be approximately $ million, assuming an offering price of $ per share, the midpoint of the estimated price range set forth on the cover of this prospectus, and after deducting underwriting discounts and commissions and offering expenses payable by us. If the representative of the underwriters exercises the over-allotment option in full, we estimate that the net proceeds from this offering will be approximately $ million, assuming an offering price of $ per share, and after deducting underwriting discounts and commissions and offering expenses payable by us. We currently expect to use the net proceeds from this offering for:

● approximately $ million to further develop mazindol controlled release, or CR, for use in Quilience (which shall also benefit, in part, our development, if any, of Nolazol); and

● the remainder, if any, for working capital and general corporate purposes.

Risk factors	You should read the “Risk Factors” section starting on page 6 of this prospectus for a discussion of factors to consider carefully before deciding to invest in our common shares.

Proposed Nasdaq Capital Market symbol	“ ”

The number of our common shares to be outstanding immediately after this offering is based on        common shares outstanding as of December 13, 2019 and excludes common shares, if any, issuable upon conversion of the remaining outstanding amount of a certain convertible promissory note for CHF 550,000 (approximately $557,920) that we entered into in January 2019, or the Convertible Note.

Unless otherwise indicated, all information in this prospectus assumes no exercise by the representative of the underwriters of the over-allotment option.

SUMMARY FINANCIAL DATA

The following table summarizes our financial data. We have derived the following statements of operations data for the years ended December 31, 2018 and 2017 and balance sheet data as of December 31, 2018 from our audited financial statements included elsewhere in this prospectus. We have derived the following statements of operations data for the six months ended June 30, 2019 and 2018 and balance sheet data as of June 30, 2019 from our unaudited interim financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

Our financial statements included in this prospectus were prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

	Six Months Ended June 30, (unaudited)		Year Ended December 31,
U.S. dollars in thousands, except share and per share data	2019	2018	2018	2017

Research and development expenses	$980	$668	$1,437	$4,325
General and administrative expenses	1,246	885	2,012	1,442
Total operating expenses	2,226	1,553	3,449	5,767
Operating loss	(2,226)	(1,553)	(3,449)	(5,767)
Interest and other financing income	(31)	-	16	7
Interest on related party loans	(793)	(523)	(1,085)	(897)
Loss on conversion of debt	(365)	-	(629)	-
Net loss	$(3,415)	$(2,076)	$(5,147)	$(6,657)
Other comprehensive loss:
Defined pension plan adjustments	-	-	(1)	(10)
Comprehensive loss	(3,415)	(2,076)	(5,148)	(6,667)
Basic and diluted net loss per common share	$(2,543)	$(1,696)	$(4,124)	$(5,497)
Weighted average common shares used in computing basic and diluted net loss per common share	1,343	1,224	1,248	1,211

U.S. dollars in thousands	As of June 30, 2019 (unaudited)	As of December 31, 2018
Balance Sheet Data:
Cash and cash equivalents	$1,225	$7
Total assets	1,374	146
Total non-current liabilities	2,651	6,545
Accumulated deficit	(24,866)	(21,451)
Total shareholders’ equity	1,374	146

RISK FACTORS

An investment in our common shares involves a high degree of risk. We operate in a dynamic and rapidly changing industry that involves numerous risks and uncertainties. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including the financial statements and the related notes included elsewhere in this prospectus, before deciding whether to invest in our common shares. If any of the risks discussed below actually occur, our business, financial condition, operating results or cash flows could be materially adversely affected. This could cause the trading price of our common shares to decline, and you may lose all or part of your investment.

Risks Related to Product Development, Regulatory Approval and Commercialization

We depend substantially on the success of our lead clinical-stage product candidates, Quilience and Nolazol. We cannot give any assurance that any of our product candidates will receive regulatory approval, which is necessary before they can be commercialized.

We have invested almost all of our efforts and financial resources in general and administrative costs and the research and development of our lead product candidates, Quilience for the treatment of EDS and cataplexy associated with narcolepsy and Nolazol, for the treatment of ADHD. The process to develop, obtain regulatory approval for and commercialize pharmaceutical product candidates is long, complex, costly and inherently uncertain of outcome. We are not permitted to market any of our product candidates in the United States, European Union, or the EU, or any other jurisdiction until we receive the requisite regulatory approvals. We cannot give any assurance that our product candidates will receive regulatory approval or be successfully marketed and commercialized.

The commencement and completion of clinical trials can be delayed or prevented for a number of reasons.

We may not be able to commence or complete the clinical trials that would support our submission of an NDA to the FDA. Drug development is a long, expensive and uncertain process, and delay or failure can occur at any stage of any of our clinical trials. Clinical trials can be delayed or prevented for a number of reasons, including:

●	difficulties obtaining regulatory approval to commence a clinical trial or complying with conditions imposed by a regulatory authority regarding the scope or term of a clinical trial;

●	delays in reaching or failing to reach agreement on acceptable terms with prospective contract research organizations, or CROs, and trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

●	insufficient or inadequate supply or quality of a product candidate or other materials necessary to conduct our clinical trials;

●	difficulties obtaining institutional review board, or IRB, approval to conduct a clinical trial at a prospective site; and

●	challenges recruiting and enrolling patients to participate in clinical trials for a variety of reasons, including size and nature of patient population, proximity of patients to clinical sites, eligibility criteria for the trial, nature of trial protocol, the availability of approved effective treatments for the relevant disease and competition from other clinical trial programs for similar indications.

Clinical trials may also be delayed or terminated as a result of ambiguous or negative interim results. In addition, a clinical trial may be suspended or terminated by us, the FDA, the IRBs at the sites where the IRBs are overseeing a trial, a data safety monitoring board overseeing the clinical trial at issue or by other regulatory authorities due to a number of factors, including:

●	failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols;

●	inspection of the clinical trial operations or trial sites by the FDA or other regulatory authorities;

●	unforeseen safety issues or lack of effectiveness; and

●	lack of adequate funding to continue the clinical trial.

The results of preclinical studies, early-stage clinical trials, data obtained from real-world use, and published third-party studies may not be indicative of results in future clinical trials and we cannot assure you that any planned or future clinical trials will lead to results sufficient for the necessary regulatory approvals.

The results of preclinical studies may not be predictive of the results of clinical trials, and the results of any completed clinical trials, including studies derived from real-world use and studies in published literature, or clinical trials we commence may not be predictive of the results of later-stage clinical trials.  Additionally, interim results during a clinical trial do not necessarily predict final results.  Later clinical trial results may not replicate earlier clinical trials for a variety of reasons, including differences in trial design, different trial endpoints (or lack of trial endpoints in exploratory studies), subject population, number of subjects, subject selection criteria, trial duration, drug dosage and formulation and lack of statistical power in the earlier studies  There can be no assurance that any of our clinical trials will ultimately be successful or support further clinical development of any of our product candidates. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in clinical development even after achieving promising results in earlier studies, and any such setbacks in our clinical development could have a negative impact on our business.

Obtaining approval of an NDA or a Marketing Authorization Application, or MAA, even after clinical trials that are believed to be successful is an uncertain process.

We are not permitted to market Quilience, Nolazol or any other product candidate in the United States or the EU until we receive regulatory approval of an NDA from the FDA or MAA from the EMA, or in any foreign countries until we receive the requisite approval from regulatory authorities in such countries. We have not received regulatory clearance to conduct the additional clinical trials that are necessary to be able to submit an NDA to the FDA for Nolazol. Similarly, we have not received regulatory clearance in the EU to conduct clinical trials that are necessary to receive approval of a MAA for Quilience in Europe.

Even if we complete our planned clinical trials and believe the results to be successful, all of which are uncertain, obtaining regulatory approval is an extensive, lengthy, expensive and uncertain process, and the FDA and EMA, and other regulatory authorities may delay, limit or deny approval of Quilience, Nolazol or our other product candidates for many reasons, including, but not limited to:

●	we may not be able to demonstrate to their satisfaction that the product candidate is an effective treatment for a given indication or that other product candidates are safe and effective for treating indications that we are seeking or may seek to treat in the future;

●	the results of clinical trials may not meet the level of statistical significance or clinical significance required by the regulatory agencies;

●	disagreements regarding the number, design, size, conduct or implementation of our clinical trials, or with our interpretation of data from preclinical studies or clinical trials;

●	a lack of acceptance of the accuracy or sufficiency of the data generated at our clinical trial sites to demonstrate, among others, that clinical and other benefits outweigh its safety risks or to support the submission of an NDA or MAA;

●	difficulties scheduling an advisory committee meeting in a timely manner or the advisory committee, or such other similar committee, may recommend against approval of our application or may recommend that such regulators require, as a condition of approval, additional preclinical studies or clinical trials, limitations on approved labeling, or distribution and use restrictions;

●	the requirement that we develop a risk evaluation and mitigation strategy, or REMS, as a condition of approval, which may or may not be feasible for us;

●	the identification of deficiencies in the manufacturing processes or facilities of third-party manufacturers with which we enter into agreements for clinical and commercial supplies;

●	changes in approval policies or the adoption of new regulations by such regulators; and

●	the requirement that we obtain simultaneous approval for both adults and children, delaying needed approvals, or we may have successful clinical trial results for adults but not children, or vice versa.

Before we can submit an NDA to the FDA, we must conduct Phase 3 clinical trials, in addition to human pharmacokinetic and bioavailability studies, that will be substantially broader than our Phase 2 trial. We will also need to agree on a protocol with the FDA for the Phase 3 clinical trials before commencing those trials. Phase 3 clinical trials frequently produce unsatisfactory results even though prior clinical trials were successful. Therefore, the results of the additional trials that we conduct may or may not be successful. The FDA may suspend all clinical trials or require that we conduct additional clinical, nonclinical, manufacturing validation or drug product quality studies and submit those data before it will consider or reconsider the NDA. Depending on the extent of these or any other studies, approval of any applications that we submit may be delayed by several years, or may require us to expend more resources than we have available. It is also possible that additional studies, if performed and completed, may not be considered sufficient by the FDA to approve the NDA. If any of these outcomes occur, we would not receive approval for Nolazol or any other product candidate for which we submit an NDA. We may face similar risks with respect to obtaining regulatory approval for Quilience the EMA and for other product candidates, if any, from the FDA, EMA or other regulatory authorities, each as the case may be.

Even if we obtain EMA, FDA or other regulatory approval for Quilience or Nolazol, the approval might contain significant limitations related to use restrictions for certain age groups, warnings, precautions or contraindications, or may be subject to significant post-marketing studies or risk mitigation requirements. If we are unable to successfully commercialize Quilience or Nolazol, we may be forced to cease operations.

Interim topline and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publish interim topline or preliminary data from our clinical trials. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Preliminary or topline data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, interim and preliminary data should be viewed with caution until the final data are available. Adverse differences between preliminary or interim data and final data could significantly harm our reputation and business prospects.

The results of clinical trials conducted at clinical sites outside the United States may not be accepted by the FDA and the results of clinical trials conducted at clinical sites in the United States may not be accepted by international regulatory authorities.

We plan to conduct some of our clinical trials outside the United States. For example, we are planning to globally develop Quilience in the United States and the EU. Although the FDA may accept data from clinical trials conducted outside the United States, acceptance of this data is subject to certain conditions imposed by the FDA. For example, the clinical trial must be well-designed and conducted and performed by qualified investigators in accordance with ethical principles such as or IRB or ethics committee approval and informed consent. The study population must also adequately represent the U.S. population, and the data must be applicable to the U.S. population and U.S. medical practice in ways that the FDA deems clinically meaningful. Generally, the subject population for any clinical trials conducted outside of the United States must be representative of the U.S. population. In addition, while these clinical trials are subject to the applicable local laws, FDA acceptance of the data will be dependent upon its determination that the trials were conducted consistent with all applicable U.S. laws and regulations. There can be no assurance the FDA or international regulatory authorities will accept data from trials conducted outside of the United States or inside the United States, as the case may be, as adequate support of a marketing application. If the FDA does not accept the data from sites in our globally conducted clinical trials, or if international regulatory authorities do not accept the data from our U.S. clinical trials, it would likely result in the need for additional trials, which would be costly and time-consuming and could delay or permanently halt the development of one or more of our product candidates.

Our product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial potential or result in significant negative consequences following regulatory approval, if obtained.

During the conduct of clinical trials, patients may experience changes in their health, including illnesses, injuries, discomforts or a fatal outcome. It is possible that as we develop Quilience and Nolazol or other product candidates in larger, longer and more extensive clinical trials, or as use of our product candidates becomes more widespread if they receive regulatory approval, illnesses, injuries, discomforts and other adverse events that were observed in earlier clinical trials, as well as conditions that did not occur or went undetected in previous clinical trials, will be reported by subjects.  Many times, side effects are only detectable after investigational products are tested in larger scale, pivotal clinical trials or, in some cases, after they are made available to patients on a commercial scale after approval. If additional clinical experience indicates that Quilience or Nolazol or any other product candidate has side effects or causes serious or life-threatening side effects, the development of the product candidate may fail or be delayed, or, if the product candidate has received regulatory approval, such approval may be revoked or limited.

Additionally, if any of our product candidates receives marketing approval, the FDA or EMA could require us to adopt a REMS to ensure that the benefits outweigh its risks, which may include, among other things, a medication guide outlining the risks of the product for distribution to patients, a communication plan to health care practitioners, and restrictions on how or where the product can be distributed, dispensed or used. Furthermore, if we or others later identify undesirable side effects caused by Quilience or Nolazol or our other product candidates, several potentially significant negative consequences could result, including:

●	regulatory authorities may suspend or withdraw approvals of such a product candidate;

●	regulatory authorities may require additional warnings on the label;

●	regulatory authorities may issue negative publicity regarding the affected product, including safety communications;

●	we may be required to change the way the product is distributed, dispensed or administered, or conduct additional preclinical studies or clinical trials;

●	we may need to voluntarily recall our products; and

●	we could be sued and held liable for harm caused to patients.

Any of these events could prevent us from achieving or maintaining market acceptance of the affected product candidate and could significantly harm our business, prospects, financial condition and results of operations.

Changes in methods of product candidate manufacturing or formulation may result in additional costs or delay.

As product candidates proceed through preclinical studies to late-stage clinical trials towards potential approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods and formulation, are altered along the way in an effort to optimize processes and results. Such changes carry the risk that they will not achieve these intended objectives. Any of these changes could cause our product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials conducted with the materials manufactured using altered processes. Such changes may also require additional testing, FDA or EMA notification or FDA approval. This could delay completion of clinical trials, require the conduct of bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidates and jeopardize our ability to commence sales and generate revenue.

We will need to obtain FDA approval of any proposed names for our product candidates that gain marketing approval, and any failure or delay associated with such naming approval may adversely impact our business.

Any name we intend to use for our product candidates will require approval from the FDA regardless of whether we have secured a formal trademark registration from the U.S. Patent and Trademark Office, or the U.S. PTO. The FDA typically conducts a review of proposed product names, including an evaluation of whether proposed names may be confused with other product names. The FDA may object to any product name we submit if it believes the name inappropriately implies medical claims. If the FDA objects to any of our proposed product names, we may be required to adopt an alternative name for our product candidates, which could result in further evaluation of proposed names with the potential for additional delays and costs.

Obtaining regulatory approval for clinical trials of Quilience and Nolazol in children will be more difficult than obtaining such approvals for adult clinical trials since the requirements for regulatory approval to conduct pediatric clinical trials are more stringent.

Pediatric drug development requires additional non-clinical work (such as animal studies in juvenile animals and additional reproductive toxicity work), as well as staged clinical work in determining safe dosing and monitoring. These additional tasks involve investment of significant additional resources beyond those needed for approval of the drug for adults. Approval of our product candidates for children may be significantly delayed due to these additional requirements and this may have an adverse effect on the commercial prospects for Quilience and Nolazol and our ability to generate product revenue would be delayed, possibly materially. We cannot guarantee that we will receive any such regulatory approvals.

Changes in regulatory requirements and guidance or unanticipated events during our clinical trials may occur, which may result in necessary changes to clinical trial protocols, which could result in increased costs to us, delay our development timeline or reduce the likelihood of successful completion of our clinical trials.

Changes in regulatory requirements and guidance or unanticipated events during our clinical trials may occur, as a result of which we may need to amend clinical trial protocols. Amendments may require us to resubmit our clinical trial protocols to IRBs for review and approval, which may impact the cost, timing or successful completion of a clinical trial. If we experience delays in completion of, or if we terminate, any of our clinical trials, the commercial prospects for Quilience and Nolazol would be harmed and our ability to generate product revenue would be delayed, possibly materially.

Our development and regulatory strategy for our product candidates depends in part on published scientific literature and the FDA’s prior findings regarding the safety and efficacy of approved products containing mazindol. If the FDA does not conclude that our product candidates satisfy the requirements for the Section 505(b)(2) regulatory approval pathway, or if the requirements for our product candidates under Section 505(b)(2) are not as we expect, the approval pathway would likely take significantly longer, cost significantly more and entail significantly greater complications and risks than anticipated and in either case may not be successful.

The Drug Price Competition and Patent Term Restoration Act of 1984, also known as the Hatch-Waxman Amendments, added Section 505(b)(2) to the Federal Food, Drug, and Cosmetic Act, or FDCA, or Section 505(b)(2). Section 505(b)(2) permits the submission of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference. We intend to seek FDA approval through the Section 505(b)(2) regulatory pathway for Quilience and may seek this regulatory pathway for other product candidates that we seek to develop.

If the FDA does not allow us to pursue the Section 505(b)(2) regulatory pathway as anticipated, we may need to conduct additional clinical trials, provide additional data and information and meet additional standards for regulatory approval. If this were to occur, the time and financial resources required to obtain FDA approval, and complications and risks associated with FDA approval, would substantially increase. We may need to obtain additional funding, which could result in significant dilution to the ownership interests of our then existing shareholders to the extent we issue equity securities or convertible debt. We cannot assure you that we would be able to obtain such additional financing on terms acceptable to us, if at all. Moreover, inability to pursue the Section 505(b)(2) regulatory pathway could result in new competitive product candidates reaching the market faster than our product candidates, which could materially adversely impact our competitive position and prospects. Even if we are allowed to pursue the Section 505(b)(2) regulatory pathway, we cannot assure you that our product candidates will receive the requisite approvals for commercialization.

We may seek designations for our product candidates with the FDA and other comparable regulatory authorities that are intended to confer benefits such as a faster development process or an accelerated regulatory pathway, but there can be no assurance that we will successfully obtain such designations. In addition, even if one or more of our product candidates are granted such designations, we may not be able to realize the intended benefits of such designations.

The FDA, and other comparable regulatory authorities, offer certain designations for product candidates that are intended to encourage the research and development of pharmaceutical products addressing conditions with significant unmet medical need. These designations may confer benefits such as additional interaction with regulatory authorities, a potentially accelerated regulatory pathway and priority review. There can be no assurance that we will successfully obtain such designation for any of our other product candidates. In addition, while such designations could expedite the development or approval process, they generally do not change the standards for approval. Even if we obtain such designations for one or more of our product candidates, there can be no assurance that we will realize their intended benefits.

For example, we may seek a Breakthrough Therapy Designation from the FDA for one or more of our product candidates. A breakthrough therapy is defined as a therapy that is intended, alone or in combination with one or more other therapies, to treat a serious or life-threatening disease or condition, if preliminary clinical evidence indicates that the therapy may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For therapies that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Therapies designated as breakthrough therapies by the FDA are also eligible for accelerated approval. Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if we believe one of our product candidates meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of a Breakthrough Therapy Designation for a product candidate may not result in a faster development process, review or approval compared to therapies considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if one or more of our product candidates qualify as breakthrough therapies, the FDA may later decide that such product candidates no longer meet the conditions for qualification.

We may also seek Fast Track Designation from the FDA for some of our product candidates. If a therapy is intended for the treatment of a serious or life-threatening condition and the therapy demonstrates the potential to address unmet medical needs for this condition, the therapy sponsor may apply for Fast Track Designation. The FDA has broad discretion whether or not to grant this designation, so even if we believe a particular product candidate is eligible for this designation, there can be no assurance that the FDA would decide to grant it. Even if we do receive Fast Track Designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures, and receiving a Fast Track Designation does not provide assurance of ultimate FDA approval. The FDA may withdraw Fast Track Designation if it believes that the designation is no longer supported by data from our clinical development program.

Even if we obtain regulatory approval for a product candidate, our products will remain subject to ongoing regulatory oversight.

Even if we obtain any regulatory approval for our product candidates, they will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping and submission of safety and other post-market information. Any regulatory approvals that we receive for our product candidates also may be subject to a REMS, limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor the quality, safety and efficacy of the product. The holder of an approved marketing application also must submit new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labeling or manufacturing process. Advertising and promotional materials must comply with FDA rules and are subject to FDA review, in addition to other potentially applicable federal and state laws.

In addition, product manufacturers and their facilities are subject to payment of user fees and continual review and periodic inspections by the FDA and other regulatory authorities for compliance with current good manufacturing practices, or cGMP, requirements and adherence to commitments made in the NDA or foreign marketing application. If we, or a regulatory authority, discover previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured or disagrees with the promotion, marketing or labeling of that product, a regulatory authority may impose restrictions relative to that product, the manufacturing facility or us, including requiring recall or withdrawal of the product from the market or suspension of manufacturing.

If we fail to comply with applicable regulatory requirements, a regulatory authority may:

●	issue an untitled letter or warning letter that we are in violation of the law;

●	seek an injunction or impose administrative, civil or criminal penalties or monetary fines;

●	suspend or withdraw regulatory approval;

●	suspend any ongoing clinical trials;

●	refuse to approve pending applications or supplements to applications;

●	restrict the marketing or manufacturing of the product;

●	seize or detain the products or require the withdrawal of the product from the market;

●	refuse to permit the import or export of the products; or

●	refuse to allow us to enter into supply contracts, including government contracts.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. The occurrence of any event or penalty described above may inhibit our ability to commercialize our product candidates and adversely affect our business, financial condition, results of operations and prospects.

International expansion of our business exposes us to business, regulatory, political, operational, financial and economic risks associated with doing business outside of the United States, Switzerland or the EU.

Other than our headquarters and other operations which are located in Switzerland (as further described below), we currently have limited international operations, but our business strategy incorporates potentially significant international expansion, particularly in anticipation of approval of our product candidates. We may plan to maintain sales representatives and conduct physician and patient association outreach activities, as well as clinical trials, outside of the United States, Switzerland and Europe. If Quilience, Nolazol, or other product candidates are approved for commercialization outside the United States, Switzerland, or the EU, we will likely enter into agreements with third parties to market the drugs in these additional global territories. We expect that we will be subject to additional risks related to entering into or maintaining international business relationships, including:

●	different regulatory requirements for drug approvals in foreign countries;

●	differing United States and foreign drug import and export rules, tariffs and other trade barriers;

●	reduced protection for intellectual property rights in foreign countries;

●	failure by us to obtain regulatory approvals for the use of our products in various countries;

●	different reimbursement systems;

●	economic weakness, including inflation, or political instability in particular foreign economies and markets;

●	multiple, conflicting and changing laws and regulations such as privacy regulations, tax laws, export and import restrictions, employment laws, regulatory requirements and other governmental approvals, permits and licenses;

●	complexities associated with managing multiple payor reimbursement regimes, government payors or patient self-pay systems;

●	financial risks, such as longer payment cycles, difficulty collecting accounts receivable, the impact of local and regional financial crises on demand and payment for our products and exposure to foreign currency exchange rate fluctuations, which could result in increased operating expenses and reduced revenues;

●	workforce uncertainty in countries where labor unrest is more common than in the United States;

●	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad;

●	regulatory and compliance risks that relate to maintaining accurate information and control over sales and activities that may fall within the purview of the U.S. Foreign Corrupt Practices Act, or FCPA, its books and records provisions or its anti-bribery provisions.

●	potential liability resulting from development work conducted by these distributors; and

●	business interruptions resulting from geopolitical actions, including war and terrorism, or natural disasters.

Any of these factors could significantly harm our future international expansion and operations and, consequently, our results of operations.

Even if any of our product candidates receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

The commercial success of Quilience, Nolazol and any other product candidate for which we obtain marketing approval, will depend upon the acceptance of the product by the medical community, including physicians, patients and third-party payors. The degree of market acceptance of any approved product will depend on a number of factors, including:

●	the efficacy and safety of the product;

●	the potential advantages of the product compared to available therapies;

●	the convenience and ease of administration compared to alternative treatments;

●	limitations or warnings, including use restrictions contained in the product’s approved labeling;

●	distribution and use restrictions imposed by the EMA, FDA or other regulatory authority or agreed to by us as part of a mandatory or voluntary risk management plan;

●	availability of alternative treatments, including, in the case of Nolazol, a number of competitive products already approved for the treatment of ADHD or expected to be commercially launched in the near future;

●	pricing and cost effectiveness in relation to alternative treatments;

●	if the product is included under physician treatment guidelines as a first-, second,- or third-line therapy;

●	the strength of sales, marketing and distribution support;

●	the availability of third-party coverage and adequate reimbursement and the willingness of patients to pay out-of-pocket in the absence of coverage by third-party payors;

●	the strength of sales, marketing and distribution support;

●	the willingness of patients to pay for drugs out of pocket in the absence of third-party coverage; and
●	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies.

If Quilience or Nolazol or any other product candidate is approved but does not achieve an adequate level of acceptance by physicians, third party payors and patients, we may not generate sufficient revenue from the product, and we may not become or remain profitable. In addition, our efforts to educate the medical community and third-party payors on the benefits of the product may require significant resources and may never be successful.

In addition, we may choose to collaborate with third parties that have direct sales forces and established distribution systems, either to augment our own sales force and distribution systems or in lieu of our own sales force and distribution systems. If we enter into arrangements with third parties to perform sales, marketing and distribution services for our products, the resulting revenues or the profitability from these revenues to us are likely to be lower than if we had sold, marketed and distributed our products ourselves. If we are unable to enter into such arrangements on acceptable terms or at all, we may not be able to successfully commercialize any of our product candidates that receive regulatory approval. Depending on the nature of the third-party relationship, we may have little control over such third parties, and any of these third parties may fail to devote the necessary resources and attention to sell, market and distribute our products effectively. If we are not successful in commercializing our product candidates, either on our own or through collaborations with one or more third parties, our future product revenue will suffer and we may incur significant additional losses.

Even if we are able to commercialize any product candidates, the products may become subject to unfavorable pricing regulations or third-party coverage and reimbursement policies, any of which could harm our business.

Our ability to commercialize any product candidates successfully will depend, in part, on the extent to which coverage and reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and impact reimbursement levels.

Obtaining and maintaining adequate reimbursement for our products may be difficult. We cannot be certain if and when we will obtain an adequate level of reimbursement for our products by third party payors. Even if we do obtain adequate levels of reimbursement, third-party payors, such as government or private healthcare insurers, carefully review and increasingly question the coverage of, and challenge the prices charged for, drugs. Reimbursement rates from private health insurance companies vary depending on the company, the insurance plan and other factors. A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for drugs. We may also be required to conduct expensive pharmacoeconomic studies to justify coverage and reimbursement or the level of reimbursement relative to other therapies. If coverage and reimbursement are not available or reimbursement is available only to limited levels, we may not be able to successfully commercialize any product candidate for which we obtain marketing approval, and the royalties resulting from the sales of those products may also be adversely impacted.

There may be significant delays in obtaining reimbursement for newly approved drugs, and coverage may be more limited than the purposes for which the drug is approved by the FDA or similar regulatory authorities outside the United States. Moreover, eligibility for reimbursement does not imply that a drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Our inability to promptly obtain coverage and adequate reimbursement rates from both government-funded and private payors for any approved products that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.

The regulations that govern marketing approvals, pricing, coverage and reimbursement for new drug products vary widely from country to country. Current and future legislation may significantly change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. Some countries require approval of the sale price of a drug before it can be reimbursed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, prescription drug pricing remains subject to continuing governmental control, including possible price reductions, even after initial approval is granted. As a result, we might obtain marketing approval for a product in a particular country, but then be subject to price regulations that delay our commercial launch of the product, possibly for lengthy time periods, and negatively impact the revenues we are able to generate from the sale of the product in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more product candidates, even if our product candidates obtain marketing approval. There can be no assurance that our product candidates, if they are approved for sale in the United States or in other countries, will be considered medically necessary or cost-effective for a specific indication, or that coverage or an adequate level of reimbursement will be available.

The FDA and other regulatory authorities actively enforce the laws and regulations prohibiting the promotion of off-label uses.

If any of our product candidates are approved and we are found to have improperly promoted off-label uses of those products, we may become subject to significant liability. The FDA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription products, if approved. In particular, while the FDA permits the dissemination of truthful and non-misleading information about an approved product, a manufacturer may not promote a product for uses that are not approved by the FDA or such other regulatory agencies as reflected in the product’s approved labeling. If we are found to have promoted such off-label uses, we may become subject to significant liability. The federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees, corporate integrity agreements or permanent injunctions under which specified promotional conduct must be changed or curtailed. If we cannot successfully manage the promotion of our product candidates, if approved, we could become subject to significant liability, which would materially adversely affect our business and financial condition.

Our product candidates Quilience and Nolazol contain the active ingredient mazindol, which is a Schedule IV controlled substance under the Controlled Substances Act of 1970, or CSA. Failure to maintain compliance with applicable requirements under the CSA or other applicable federal or state regulations could have an adverse effect on our operations and business.

Controlled substances are classified by the DEA as Schedule I, II, III, IV or V, or CI, CII, CIII, CIV, and CV, substances, with CI substances considered to present the highest risk of substance abuse and Schedule V substances the lowest risk. The active ingredient of our lead product candidates is mazindol, which is classified as a Schedule IV controlled substance under the CSA, and regulations of the DEA.  Under the CSA, subject to certain exemptions, every person who manufactures, distributes, dispenses, imports or exports any controlled substance must register with the DEA.

Although the CSA’s restrictions governing substances in Schedule IV are not as stringent as those for substances in CI, CII or CIII, they could still limit our ability to market and commercialize Quilience and Nolazol, if approved for marketing.  In addition, failure to maintain compliance with applicable requirements under the CSA, particularly as manifested in loss or diversion of regulated substances, can result in enforcement action that could include civil penalties, refusal to renew registrations or quotas, revocation of registrations or quotas or criminal proceedings, any of which could have a material adverse effect on our business, results of operations and financial condition. Individual states also regulate controlled substances, and we along with our contract manufacturers will be subject to state regulation on distribution of these products.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions. Our failure to obtain regulatory approval in foreign jurisdictions would prevent our product candidates from being marketed abroad, and any approval we are granted for our product candidates in the United States would not assure approval of product candidates in foreign jurisdictions.

In order to market any products outside of the United States, we must establish and comply with numerous and varying regulatory requirements of other countries regarding clinical trial design, safety and efficacy. The research, testing, manufacturing, labeling, approval, sale, marketing and distribution of drugs are subject to extensive regulation by the FDA in the United States and other regulatory authorities in other countries. These regulations differ from country to country. Even if we obtain and maintain regulatory approval of our product candidates in one jurisdiction, such approval does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction, but a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA grants marketing approval of a product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion of the product candidate in those countries.

Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from those in the United States, including additional nonclinical studies or clinical trials as investigations conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval. These regulatory procedures can result in substantial delays in such countries. In other countries, product approval depends on showing superiority to an approved alternative therapy. This can result in significant expense for conducting complex clinical trials.

Finally, we do not have any products approved for sale in any jurisdiction, including international markets, and we do not have experience in obtaining regulatory approval. If we, or any third parties with whom we work, fail to comply with regulatory requirements in United States or international markets or to obtain and maintain required approvals or if regulatory approvals in international markets are delayed, our target market may be reduced and our ability to realize the full market potential of our products will likely be harmed. The inability to meet continuously evolving regulatory standards for approval may result in our failing to obtain regulatory approval to market our current product candidates or any other product candidates we may develop in the future, which could significantly harm our business, results of operations and prospects.

Additionally, on June 23, 2016, the electorate in the United Kingdom voted in favor of leaving the EU, commonly referred to as Brexit. On March 29, 2017, the country formally notified the EU of its intention to withdraw pursuant to Article 50 of the Lisbon Treaty, scheduled to be effective March 29, 2019. To date, no formal withdrawal agreement has been reached between the United Kingdom and the EU, despite the passage of the date on which it was expected that the United Kingdom’s membership in the EU would terminate. Since a significant proportion of the regulatory framework in the United Kingdom is derived from EU directives and regulations, the referendum could materially impact the regulatory regime with respect to the approval of our product candidates in the United Kingdom or the EU. Any delay in obtaining, or an inability to obtain, any regulatory approvals, as a result of Brexit or otherwise, would prevent us from commercializing our product candidates in the United Kingdom and/or the EU and restrict our ability to generate revenue and achieve and sustain profitability. If any of these outcomes occur, we may be forced to restrict or delay efforts to seek regulatory approval in the United Kingdom and/or EU for our product candidates, which could significantly and materially harm our business.

Our market is subject to intense competition, which may result in others commercializing products before or more successfully than us. If we are unable to compete effectively, Quilience, Nolazol or any other product candidate that we develop may be rendered noncompetitive or obsolete, which may adversely affect our operating results.

The development and commercialization of new products is highly competitive. Our potential competitors include major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide with respect to Quilience or Nolazol or any future product candidate that we may seek to develop or commercialize. Our competitors may succeed in developing, acquiring or licensing technologies and products that are more effective, have fewer or more tolerable side effects or are more convenient or less costly than Quilience or Nolazol or any future product candidate we may develop, which could render any product candidates obsolete and noncompetitive. Our competitors also may obtain FDA or other marketing approval for their products before we are able to obtain approval for ours, which could result in competitors establishing a strong market position before we are able to enter the applicable market.

Many of our potential competitors, alone or with their strategic partners, have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining marketing approvals and commercializing approved products than we do. There is a trend toward consolidation in the pharmaceutical and biotechnology industry, and additional mergers and acquisitions in these industries may result in even more resources being concentrated among a smaller number of our competitors, which may adversely affect us.

Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These companies also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials.

In addition, if we enter the markets of our product candidates, with such entrance remaining subject to various additional regulatory approvals, too late in the cycle, we may not achieve commercial success, or we may have to reduce our price in order to effectively compete, which would impact our ability to generate revenue, obtain profitability and adversely affect our operating results.

We may be unable to obtain orphan drug designation for our product candidates and, even if we obtain such designation, we may not be able to realize the benefits of such designation, including potential marketing exclusivity of our product candidates, if approved.

Regulatory authorities in some jurisdictions, including the United States and EU, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals in the United States or a patient population of greater than 200,000 individuals in the United States, but for which there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. In the EU, the European Commission grants orphan drug designation to promote the development of products that are intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 persons in the EU community. Additionally, designation is granted for products intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition and when, without incentives, it is unlikely that sales of the drug in the EU would be sufficient to justify the necessary investment in developing the drug.

The FDA granted orphan drug designation to mazindol for the treatment of narcolepsy in the United States.  We also received orphan drug designation for mazindol in the EU. If we request orphan drug designation for any of our other product candidates, there can be no assurances that the FDA, European Commission or other foreign regulatory authorities will grant any of our product candidates such designation. Additionally, the designation of any of our product candidates as an orphan product does not mean that any regulatory agency will accelerate regulatory review of, or ultimately approve, that product candidate, nor does it limit the ability of any regulatory agency to grant orphan drug designation to product candidates of other companies that treat the same indications as our product candidates prior to our product candidates receiving exclusive marketing approval

Generally, if a product candidate with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the drug may be entitled to a period of marketing exclusivity, which precludes the FDA or the EMA from approving another marketing application for the same drug for that time period, except in limited circumstances.  If another sponsor receives such approval before we do (regardless of our orphan drug designation), we will be precluded from receiving marketing approval for our product for the applicable exclusivity period. The applicable period is seven years in the United States and ten years in the EU, which may be extended by six months and two years, respectively, in the case of product candidates that have complied with the respective regulatory agency’s agreed upon pediatric investigation plan. The exclusivity period in the EU can be reduced to six years if a drug no longer meets the criteria for orphan drug designation or if the drug is sufficiently profitable so that market exclusivity is no longer justified. Orphan drug exclusivity may be revoked if any regulatory agency determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition.

Even if we obtain orphan drug exclusivity for a product candidate, that exclusivity may not effectively protect the product candidate from competition because different drugs can be approved for the same condition Even after an orphan drug is approved, the FDA may subsequently approve another drug for the same condition if the FDA concludes that the latter drug is not the same drug or is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. In the EU, marketing authorization may be granted to a similar medicinal product for the same orphan indication if:

●	the second applicant can establish in its application that its medicinal product, although similar to the orphan medicinal product already authorized, is safer, more effective or otherwise clinically superior;

●	the holder of the marketing authorization for the original orphan medicinal product consents to a second orphan medicinal product application; or

●	the holder of the marketing authorization for the original orphan medicinal product cannot supply sufficient quantities of orphan medicinal product.

While orphan drug product candidates are typically sold at a high price relative to other medications, the market may not be receptive to high pricing of our product candidates.

We develop our product candidates to treat rare central nervous system disorders with high-unmet medical needs, a space where medications are usually sold at high prices compared with other medications. Accordingly, even if regulatory authorities approve our product candidates, the market may not be receptive to, and it may be difficult for us to achieve, a per-patient per-year price high enough to allow us to realize a return on our investment.

If product liability lawsuits are brought against us, we may incur substantial liabilities, even if we have appropriate insurance policies, and we may be required to limit commercialization of our product candidates.

We are exposed to potential product liability and professional indemnity risks that are inherent in the research, development, manufacturing, marketing and use of pharmaceutical products. Currently, we have no products that have been approved for marketing or commercialization; however, the use of our product candidates in clinical trials, and the sale of these product candidates, if approved, in the future, may expose us to liability claims. Product liability claims may be brought against us or our partners by participants enrolled in our clinical trials, patients, health care providers, pharmaceutical companies, our collaborators or others using, administering or selling any of our future approved products. If we cannot successfully defend ourselves against any such claims, we may incur substantial liabilities, even if we have product liability or such other applicable insurance policies in effect. We may not be able to maintain adequate levels of insurance for these liabilities at reasonable cost and/or reasonable terms. Excessive insurance costs or uninsured claims would add to our future operating expenses and adversely affect our financial condition. As a result of such lawsuits and their potential results, we may be required to limit commercialization of our product candidates. Regardless of the merits or eventual outcome, liability claims may result in:

●	decreased demand for our product candidates;

●	termination of clinical trial sites or entire trial programs;

●	injury to our reputation and negative media attention;

●	product recalls or increased warnings on product labels;

●	withdrawal of clinical trial participants;

●	costs of to defend the related litigation;

●	diversion of management and our resources;

●	substantial monetary awards to, or costly settlements with, clinical trial participants, patients or other claimants;

●	higher insurance premiums;

●	loss of initiation of investigations by regulators or other authorities; and

●	the inability to successfully commercialize our product candidates, if approved.

Risks Related to Our Financial Position and Capital Requirements

We have a limited operating history and we have incurred significant operating losses since our inception, and anticipate that we will incur continued losses for the foreseeable future.

We are an emerging biopharmaceutical company with a limited operating history. To date, we have focused almost exclusively on developing drug candidates using the active ingredient mazindol. We have funded our operations to date primarily through proceeds from the private placement of common shares and convertible debt. We have only a limited operating history upon which you can evaluate our business and prospects. In addition, we have limited experience and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the pharmaceutical industry. To date, we have not generated revenue. We have incurred losses in each year since our inception. Our loss attributable to holders of our common shares for the years ended December 31, 2018 and 2017 was approximately $5.1 million and $6.7 million, respectively. As of June 30, 2019, we had an accumulated deficit of approximately $24.9 million. Substantially all of our operating losses resulted from costs incurred in connection with our development program and from general and administrative costs associated with our operations.

We expect our research and development expenses to increase in connection with our planned expanded clinical trials. In addition, if we obtain marketing approval for Nolazol, Quilience or any other current or future product candidate, we will likely incur significant sales, marketing and outsourced manufacturing expenses, as well as continued research and development expenses. Furthermore, in the period following this offering, we expect to incur additional costs associated with operating as a public company, which we estimate will be at least several hundred thousand dollars annually. As a result, we expect to continue to incur significant and increasing operating losses for the foreseeable future. Because of the numerous risks and uncertainties associated with developing pharmaceutical products, we are unable to predict the extent of any future losses or when we will become profitable, if at all.

We expect to continue to incur significant losses until we are able to commercialize our product candidates, which we may not be successful in achieving. We anticipate that our expenses will increase substantially if and as we:

●	continue the research and development of our product candidates;

●	expand the scope of our current clinical studies for our product candidates;

●	seek regulatory and marketing approvals for our product candidates that successfully complete clinical studies;

●	establish a sales, marketing, and distribution infrastructure to commercialize our product candidates;

●	seek to identify, assess, acquire, license, and/or develop other product candidates and subsequent generations of our current product candidates;

●	seek to maintain, protect, and expand our intellectual property portfolio;

●	seek to attract and retain skilled personnel; and

●	create additional infrastructure to support our operations as a public company and our product candidate development and planned future commercialization efforts.

We have not generated revenue from any product candidate and may never be profitable.

Our ability to become profitable depends upon our ability to generate revenue. To date, we have not generated any revenue from our development stage product candidates, Quilience and Nolazol, and we do not know when, or if, we will generate any such revenue. We do not expect to generate significant revenue unless or until we obtain marketing approval of, and commercialize, Quilience and/or Nolazol. Our ability to generate future revenue from product candidate sales depends heavily on our success in many areas, including but not limited to:

●	obtaining favorable results from and progress the preclinical and clinical development of our product candidates, namely Quilience and Nolazol;

●	developing and obtaining regulatory approval for registration studies protocols for our product candidates, namely Quilience and Nolazol;

●	subject to successful completion of registration and clinical trials of Nolazol, applying for and obtaining marketing approval;

●	establishing and maintaining supply and manufacturing relationships with third parties that can provide adequate (in amount and quality) products, and at acceptable costs, to support market demand for our product candidates, if marketing approval is received;

●	identifying, assessing, acquiring and/or developing new product candidates;

●	accurately identifying demand for our product candidates;

●	continued consumer interest in treatments to the symptoms of narcolepsy and ADHD;

●	obtaining market acceptance of our product candidates, if approved for marketing, as viable treatment options;

●	negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter;

●	obtaining and maintaining schedule C-IV labeling (no Black Box warning) of our lead product candidate, Nolazol;

●	establishing and nurturing relationships with the leading prescribers of ADHD prescriptions in the United States; and

●	attracting, hiring and retaining qualified personnel.

The report of our independent registered public accounting firm contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern, which could prevent us from obtaining new financing on reasonable terms or at all.

The report of our independent registered public accounting firm on our audited financial statements for the two years in the period ended December 31, 2018 contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. Our audited financial statements do not include any adjustments that might result from the outcome of the uncertainty regarding our ability to continue as a going concern. This going concern opinion could materially limit our ability to raise additional funds through the issuance of equity or debt securities or otherwise. Further reports on our financial statements may include an explanatory paragraph with respect to our ability to continue as a going concern. If we cannot continue as a going concern, our investors may lose their entire investment in our common shares. Until we can generate significant revenues, if ever, we expect to satisfy our future cash needs through debt or equity financing. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products. This may raise substantial doubts about our ability to continue as a going concern.

Even if this offering is successful, we expect that we will need to raise substantial additional funding before we can expect to become profitable from sales of our product candidates. This additional financing may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product candidate development efforts or other operations.

As of June 30, 2019, our cash and cash equivalents were approximately $1.2 million, and we had a working capital deficit of $1.6 million and an accumulated deficit of $24.9 million. Based upon our currently expected level of operating expenditures, we expect that our existing cash and cash equivalents will be sufficient to fund operations through March 2020. Even if this offering is completed, we expect that we will require substantial additional capital to commercialize our product candidates. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future funding requirements will depend on many factors, including but not limited to:

●	our clinical trial results;

●	the cost, timing and outcomes of seeking marketing approval of Quilience and Nolazol and any other product candidate;

●	the cost of filing and prosecuting patent applications and the cost of defending our patents;

●	the cost of prosecuting patent infringement actions against third parties;

●	development of other early-stage development product candidates;

●	the costs associated with commercializing Quilience and Nolazol if we receive marketing approval, including the cost and timing of establishing sales and marketing capabilities to market and sell Quilience and Nolazol;

●	subject to receipt of marketing approval, revenue received from sales of approved products, if any, in the future;

●	any product liability or other lawsuits related to our products;

●	the expenses needed to attract and retain skilled personnel; and

●	the costs associated with being a public company.

Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of holders of our securities and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our common shares to decline. The incurrence of indebtedness could result in increased fixed payment obligations, and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. We could also be required to seek funds through arrangements with collaborative partners or otherwise at an earlier stage than otherwise would be desirable, and we may be required to relinquish rights to some of our technologies or product candidates or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results and prospects. Even if we believe that we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs or the commercialization of any product candidates or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition and results of operations.

Raising additional capital would cause dilution to our existing shareholders, and may affect the rights of existing shareholders.

We may seek additional capital through a combination of private and public equity offerings, debt financings and collaborations and strategic and licensing arrangements. To the extent that we raise additional capital through the issuance of equity (such as this offering) or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a shareholder. Future sales of our common shares, or the perception that such sales may occur, could cause immediate dilution and adversely affect the market price of our common shares.

Risks Related to Our Reliance on Third Parties

We are dependent on a sole manufacturer for mazindol. Any delay, price increase or unavailability of mazindol could materially adversely affect our ability to conduct clinical trials and, if this were to occur after we obtained commercialization and marketing approval, could cause us to cease operations.

Currently we rely on a single manufacturer for mazindol for our clinical trials conducted to date. The FDA requires identification of raw material suppliers in applications for approval of drug products. If mazindol was unavailable from a specified manufacturer, FDA approval of a new manufacturer, assuming one is found, could delay the manufacture of the drug involved or delay any clinical trial we are then conducting or planning to conduct. Either such occurrence could have an adverse effect on our operations and reputation and could cause us to cease operations.

Furthermore, there is a risk of a sole approved manufacturer significantly raising prices. If prices for mazindol or other raw materials were to be significantly increased, our profit margins and sales, if any, would be greatly reduced and, assuming our products were approved for commercialization or marketing, delay product launches, or delay clinical trials at earlier stages of development. Such price increase occurrences could be resolved by the successful FDA approval of an alternate supplier; however, such approval process can be lengthy and costly. There can be no guarantee that a resolution would be reached in the event of a significant price increase by our supplier of mazindol.

We rely on third parties to conduct our preclinical and clinical studies and perform other tasks for us. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or comply with regulatory requirements, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.

We have relied upon and plan to continue to rely upon third-party CROs to monitor and manage data for our ongoing preclinical and clinical programs. We rely on these parties for execution of our preclinical and clinical studies, and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards and our reliance on the CROs does not relieve us of our regulatory responsibilities. We and our CROs and other vendors are required to comply with current cGMP, Good Clinical Practices, or GCP, quality system requirements, or QSR, and Good Laboratory Practices, or GLP, which are regulations and guidelines enforced by the FDA, the Competent Authorities of the Member States of the European Economic Area, and comparable foreign regulatory authorities for all of our product candidates in clinical development. Regulatory authorities enforce these regulations through periodic inspections of study sponsors, principal investigators, study sites and other contractors. If we or any of our CROs or vendors fail to comply with applicable regulations, the clinical data generated in our clinical studies may be deemed unreliable and the FDA, EMA or comparable foreign regulatory authorities may require us to perform additional clinical studies before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical studies comply with GCP regulations. In addition, our clinical studies must be conducted with product candidates which are produced under cGMP regulations. Our failure to comply with these regulations may require us to repeat clinical studies, which would delay the regulatory approval process.

We have no manufacturing capacity and anticipate reliance on third-party manufacturers for our products.

We do not currently operate manufacturing facilities for clinical production of Nolazol, Quilience or any of our other product candidates. We do not intend to develop facilities for the manufacture of products for clinical trials or commercial purposes in the foreseeable future. We will rely on third-party manufacturers to produce bulk drug products required for our clinical trials and commercial sales, if any. We plan to continue to rely upon contract manufacturers and, potentially, collaboration partners to manufacture commercial quantities of our drug product candidates if and when approved for marketing by the applicable regulatory authorities. Our contract manufacturers have not completed process validation for the drug substance manufacturing process. Process validation involves a series of activities taking place over the lifecycle of the product and process. If our contract manufacturers are not approved by the FDA, or other regulatory bodies, our commercial supply of drug substance will be significantly delayed and may result in significant additional costs. If the FDA does not consider the result of the process validation or required testing to be satisfactory, regulatory approval and/or commercial supply after launch may be delayed. The FDA and similar foreign regulatory bodies may also implement new requirements, or change their interpretation and enforcement of existing requirements, for manufacturers, packaging or testing of products at any time. If we, or our contract manufactures, who, as of now, have not completed process validation for the drug substance manufacturing process of Quilience or Nolazol, are unable to comply with such process validation or other requirements, we may be subject to regulatory, civil actions or penalties which could harm our business.

We purchase finished mazindol, the molecule in both of Quilience and Nolazol, from a single third party, currently under a development agreement with us. In addition, we do not have an agreement in place for, but we have identified, a secondary fill/finish supplier. There can be no guarantee that we will enter into an agreement with such fill/finish supplier or that an effort to enter into such an agreement will be on favorable terms. If we need to identify an additional fill/finish manufacturer, we would not be able to do so without delay and likely significant additional cost.

Our existing manufacturer and any future contract manufacturers may not perform as agreed or may not remain in the contract manufacturing business. In the event of a natural disaster, business failure, strike or other difficulty, such as difficulties involving production yields, quality control and quality assurance, we may be unable to replace a third-party manufacturer in a timely manner and the production of any product candidate or commercialized drug would be interrupted, resulting in delays and additional costs.

In addition, because the contract manufacturer of our drug substance is located outside of the United States, we may face difficulties in importing our drug substances into the United States as a result of, among other things, FDA import inspections, incomplete or inaccurate import documentation or defective packaging.

We and our collaborators and contract manufacturers are subject to significant regulation with respect to manufacturing our product candidates. The manufacturing facilities on which we rely may not continue to meet regulatory requirements and have limited capacity.

Manufacturers and their facilities are required to comply with extensive regulatory requirements, including ensuring that quality control and manufacturing procedures conform to cGMPs. These cGMP regulations cover all aspects of manufacturing relating to our product candidates. These regulations govern manufacturing processes and procedures (including record keeping) and the implementation and operation of quality systems to control and assure the quality of investigational product candidates and products approved for sale. Poor control of production processes can lead to the introduction of contaminants or to inadvertent changes in the properties or stability of our product candidates that may not be detectable in final product testing. We, our collaborators or our contract manufacturers must supply all necessary documentation in support of an NDA or MAA on a timely basis and must adhere to GLP and cGMP QSR regulations enforced by the FDA and other regulatory authorities through their facilities inspection program. Some of our contract manufacturers have never produced a commercially approved pharmaceutical product and therefore have not obtained the requisite regulatory authority approvals to do so. The facilities and quality systems of some or all of our collaborators and third-party contractors must pass a pre-approval inspection for compliance with the applicable regulations as a condition of regulatory approval of our product candidates or any of our other potential product candidates. In addition, the regulatory authorities may, at any time, audit or inspect a manufacturing facility involved with the preparation of our product candidates or our other potential product candidates or the associated quality systems for compliance with the regulations applicable to the activities being conducted. We do not control the manufacturing process of, and are completely dependent on, our contract manufacturing partners for compliance with the regulatory requirements. If these facilities do not pass a pre-approval plant inspection, regulatory approval of the product candidates may not be granted or may be substantially delayed until any violations are corrected to the satisfaction of the regulatory authority, if ever. Moreover, if our contract manufacturer’s fail to achieve and maintain high manufacturing standards, in accordance with applicable regulatory requirements, or there are substantial manufacturing errors, this could result in patient injury or death, product shortages, product recalls or withdrawals, delays or failures in product testing or delivery, cost overruns or other problems that could seriously harm our business.

Any collaboration arrangements that we may enter into in the future may not be successful, which could adversely affect our ability to develop and commercialize our current and potential future product candidates.

We may seek collaboration arrangements with pharmaceutical or biotechnology companies for the development or commercialization of our current and potential future product candidates. We may enter into these arrangements on a selective basis depending on the merits of retaining commercialization rights for ourselves as compared to entering into selective collaboration arrangements with other pharmaceutical or biotechnology companies for each product candidate, both in the United States and internationally. We will face, to the extent that we decide to enter into collaboration agreements, significant competition in seeking appropriate collaborators. Moreover, collaboration arrangements are complex and time consuming to negotiate, document and implement. We may not be successful in our efforts to establish and implement collaborations or other alternative arrangements should we so choose to enter into such arrangements. The terms of any collaborations or other arrangements that we may establish may not be favorable to us.

Disagreements between parties to a collaboration arrangement regarding clinical development and commercialization matters can lead to delays in the development process or commercializing the applicable product candidate and, in some cases, termination of the collaboration arrangement. These disagreements can be difficult to resolve if neither of the parties has final decision-making authority.

Collaborations with pharmaceutical or biotechnology companies and other third parties often are terminated or allowed to expire by the other party. Any such termination or expiration could adversely affect us financially and could harm our business reputation.

Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

Because we rely on third parties to develop and manufacture our product candidates, we must, at times, share trade secrets with them. We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, collaborative research agreements, consulting agreements or other similar agreements with our collaborators, advisors, employees and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, such as trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor’s discovery of our trade secrets or other unauthorized use or disclosure would impair our competitive position and may have a material adverse effect on our business.

Risks Related to Our Intellectual Property

We have filed multiple patent applications and have a very limited number of issued patents. There can be no assurance that any of our patent applications will result in issued patents. As a result, our ability to protect our proprietary technology in the marketplace may be limited.

We have filed patent applications in many countries worldwide. These applications cover a range of areas including: the therapeutic use of mazindol for the treatment of ADHD and combination therapies containing mazindol (add-ons with iron or stimulants) as well as sleep disorders such as narcolepsy or idiopathic hypersomnia. Unless and until our pending patent applications are issued, their protective scope is impossible to determine. It is impossible to predict whether or how many of our patent applications will result in issued patents. Even if pending applications are issued, they may be issued with coverage significantly narrower than what we currently seek.

Even if we are issued patents, because the patent positions of pharmaceutical products are complex and uncertain, we cannot predict the scope and extent of patent protection for Quilience and Nolazol.

Any patents that may be issued to us will not ensure the protection of our intellectual property for a number of reasons, including without limitation the following:

●	any issued patents may not be broad or strong enough to prevent competition from other products including identical or similar products;

●	if we are not issued patents or if issued patents expire, there would be no protections against competitors making generic equivalents;

●	there may be prior art of which we are not aware that may affect the validity or enforceability of a patent claim;

●	there may be other patents existing in the patent landscape for Quilience and Nolazol, or any other product candidates that we seek to commercialize or develop, if any, that will affect our freedom to operate;

●	if our patents are challenged, a court could determine that they are not valid or enforceable;

●	a court could determine that a competitor’s technology or product does not infringe our patents;

●	our patents could irretrievably lapse due to failure to pay fees or otherwise comply with regulations, or could be subject to compulsory licensing; and

●	if we encounter delays in our development or clinical trials, the period of time during which we could market our products under patent protection would be reduced.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for noncompliance with these requirements.

Periodic maintenance fees on any issued patent are due to be paid to the U.S. PTO and foreign patent agencies in several stages over the term of the patent. The U.S. PTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to office actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In such an event, our competitors might be able to enter the market, which would have a material adverse effect on our business.

We may not be able to enforce our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States and Switzerland can be less extensive than those in the United States and Switzerland. In addition, the laws of some foreign countries do not protect intellectual property to the same extent as laws in the United States and Switzerland. Consequently, we may not be able to seek to prevent third parties from practicing our inventions in all countries outside the United States and Switzerland, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors, for example, may use our technologies in jurisdictions where we have not obtained patents to develop their own products and further, may export otherwise infringing products to territories where we have patents, but enforcement is not as strong as that in the United States and Switzerland.

Many companies have encountered significant problems in protecting and defending intellectual property in foreign jurisdictions. The legal systems of certain countries, particularly China and certain other developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property, particularly those relating to medical devices and biopharmaceutical products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. To date, we have not sought to enforce any issued patents in these foreign jurisdictions. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. The requirements for patentability may differ in certain countries, particularly developing countries. Certain countries in Europe and developing countries, including China and India, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In those countries, we and our licensors may have limited remedies if patents are infringed or if we or our licensors are compelled to grant a license to a third party, which could materially diminish the value of those patents. This could limit our potential revenue opportunities. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

If we are unable to maintain effective proprietary rights for our product candidates, we may not be able to compete effectively in our markets.

In addition to the protection afforded by any patents currently owned and that may be granted, historically, we have relied on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or that we elect not to patent, processes that are not easily known, knowable or easily ascertainable, and for which patent infringement is difficult to monitor and enforce and any other elements of our product candidate discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. However, trade secrets can be difficult to protect. We seek to protect our proprietary technology and processes, in part, by entering into confidentiality agreements with our employees, consultants, scientific advisors, and contractors. We also seek to preserve the integrity and confidentiality of our data, trade secrets and intellectual property by maintaining physical security of our premises and physical and electronic security of our information technology systems. Agreements or security measures may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets and intellectual property may otherwise become known or be independently discovered by competitors.

We cannot provide any assurances that our trade secrets and other confidential proprietary information will not be disclosed in violation of our confidentiality agreements or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Also, misappropriation or unauthorized and unavoidable disclosure of our trade secrets and intellectual property could impair our competitive position and may have a material adverse effect on our business. Additionally, if the steps taken to maintain our trade secrets and intellectual property are deemed inadequate, we may have insufficient recourse against third parties for misappropriating any trade secret.

Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business.

Our commercial success depends upon our ability to develop, manufacture, market and sell our platform technology without infringing the proprietary rights of third parties. There is considerable intellectual property litigation in the medical device and pharmaceutical industries. While no such litigation has been brought against us and we have not been held by any court to have infringed a third party’s intellectual property rights, we cannot guarantee that our technology or use of our technology does not infringe third-party patents. It is also possible that we have failed to identify relevant third-party patents or applications. For example, applications filed before November 29, 2000 and certain applications filed after that date that will not be filed outside the United States remain confidential until patents issue. Patent applications in the United States and elsewhere are published approximately 18 months after the earliest filing, which is referred to as the priority date. Therefore, patent applications covering our technology could have been filed by others without our knowledge. Additionally, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover our technology.

We may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to our technology, including inter parties review, interference, or derivation proceedings before the U.S. PTO and similar bodies in other countries. Third parties may assert infringement claims against us based on existing intellectual property rights and intellectual property rights that may be granted in the future.

If we are found to infringe a third party’s intellectual property rights, we could be required to obtain a license from such third party to continue developing and marketing our technology. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Any inability to secure licenses or alternative technology could result in delays in the introduction of our products or lead to prohibition of the manufacture or sale of products by us. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. We could be forced, including by court order, to cease commercializing the infringing technology. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees if we are found to have willfully infringed a patent. A finding of infringement could prevent us from commercializing our technology or force us to cease some of our business operations, which could materially harm our business. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business.

We may be subject to claims challenging the inventorship of our patents and other intellectual property.

We may be subject to claims that former employees, collaborators or other third parties have an interest in our patents or other intellectual property as an inventor or co-inventor. For example, we may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing our product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. In addition, we may receive less revenue from future products if any of our employees successfully claim for compensation for their work in developing our intellectual property, which in turn could impact our future profitability.

Under applicable employment laws, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees. In addition, employees may be entitled to seek compensation for their inventions irrespective of their agreements with us.

We generally enter into non-competition agreements with our employees and certain key consultants. These agreements prohibit our employees and certain key consultants, if they cease working for us, from competing directly with us or working for our competitors or clients for a limited period of time. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work and it may be difficult for us to restrict our competitors from benefitting from the expertise our former employees or consultants developed while working for us. Under Swiss law, a non-compete agreement could be invalidated if, for example, the geographic scope of the non-compete agreement is too broad, or, alternatively, such an agreement could be deemed by a Swiss court to be an occupation ban. Such actions would make enforcing our non-competition agreements more challenging and could make it easier for our competitors to employee our previous employees.

In addition, under Swiss law, if we wish to obtain ownership over inventions developed by our employees, which inventions were developed while performing their employment activities, but outside the performance of their contractual duties, we are required to compensate the employee for the rights to their respective inventions. There can be no guarantee that we will be able to obtain any such inventions and the failure to obtain such ownership rights over employee inventions could have a material adverse effect on our operations and ability to effectively compete.

Risks Related to Our Business Operations

We manage our business through a small number of employees and key consultants.

Our key employees include our Chief Executive Officer, Mr. Alexander Zwyer, who co-founded us in 2015, as well as our Interim Chief Financial Officer, Robert Dickey IV, our Interim Chief Business Officer, Hervé Girsault, and our Interim Chief Medical Officer, Sandy Eisen. With the exception of our Chief Executive Officer, our interim executive officers are not engaged as full-time employees; however, after this offering, we intend to enter into employment agreements with such persons or other suitable candidates such that they will become full time employees. Our future growth and success depend on our ability to recruit, retain, manage and motivate our employees and key consultants. The loss of the services of our Chief Executive Officer or any of our key executive officers or the inability to hire or retain experienced management personnel could adversely affect our ability to execute our business plan and harm our operating results. Although we expect to enter into employment agreements with management, these agreements will likely be terminable at will with minimal notice.

Because of the specialized scientific and managerial nature of our business, we rely heavily on our ability to attract and retain qualified scientific and technical consultants. In particular, the loss of one or more of our senior executive officers or key consultants could be detrimental to us if we cannot recruit suitable replacements in a timely manner. We do not currently carry “key person” insurance on the lives of members of senior management. The competition for qualified personnel in the pharmaceutical field is intense. Due to this intense competition, we may be unable to attract and retain qualified personnel necessary for the development of our business or to recruit suitable replacement personnel.

Certain agreements that we entered into with our lenders contain, and future debt agreements may contain, restrictions that may limit our flexibility in operating our business.

Prior to the Reorganization, we entered into a credit facility with certain lenders, one of which is a member of our board, which contained restrictions, such as prohibiting that we merge into another company or change our accounting standards, that could limit our flexibility in operating our business. Documents governing our future indebtedness, or in connection with additional capital raises, if any, may contain, numerous financial and operating covenants that limit the discretion of management with respect to certain business matters. Restrictive covenants included in the above-mentioned credit facility include restrictions on, among others, our ability to:

●	create or permit to subsist any security interest over any of our assets;

●	sell, transfer or otherwise dispose of any or our receivables on recourse terms;

●	pay dividends;

●	buy back our own common shares;

●	incur or permit additional indebtedness;

●	merge or conduct any other corporate reconstruction; and

●	change the nature of our business.

Our ability to comply with these and other provisions of the existing debt agreements is dependent on our future performance, which will be subject to many factors, some of which are beyond our control. The breach of any negative covenants in our current or future agreements could result in an event of default, as may be defined in such agreements, thereby leading to a potential default interest rate or immediate repayment of any borrowed amounts. These restrictive covenants which may be in place from time to time and a lack of compliance by us could limit our flexibility in operating our business.

We will need to significantly increase the size of our organization, and we may experience difficulties in managing growth.

We currently have a very limited number of employees and in order to commercialize our products, we will need to substantially increase our operations, including expanding our employee base of managerial, operational and financial personnel. Any future growth will impose significant added responsibilities on members of management, including the need to identify, recruit, maintain and integrate additional employees. To that end, we must be able to:

●	manage our clinical trials and the regulatory process effectively;

●	develop our administrative, accounting and management information systems and controls;

●	hire and train additional qualified personnel; and

●	integrate current and additional management, administrative, financial and sales and marketing personnel.

We may be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, false claims laws and health information privacy and security laws. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties.

If we obtain FDA approval for any of our product candidates and begin commercializing those products in the United States, our operations may be directly or indirectly through our customers, subject to various federal and state fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute, the federal False Claims Act and physician sunshine laws and regulations. These laws may impact, among other things, our proposed sales, marketing and education programs. In addition, we may be subject to patient privacy regulation by both the federal government and the states in which we conduct our business. The laws that may affect our ability to operate include:

●	the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, to induce, or in return for, the purchase or recommendation of an item or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs;

●	federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other third-party payors that are false or fraudulent;

●	the Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal criminal statutes that prohibit executing a scheme to defraud any healthcare benefit program and making false statements relating to healthcare matters;

●	HIPAA, as amended by the Health Information Technology and Clinical Health Act, and its implementing regulations, which imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information;

●	the federal physician sunshine requirements under the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or the PPACA, requires manufacturers of drugs, devices and medical supplies to report annually to the U.S. Department of Health and Human Services information related to payments and other transfers of value to physicians, other healthcare providers and teaching hospitals and ownership and investment interests held by physicians and other healthcare providers and their immediate family members and applicable group purchasing organizations;

●	state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws that may apply to items or services reimbursed by any third-party payor, including commercial insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts; and

●	European and other foreign law equivalents of each of the laws, including reporting requirements detailing interactions with and payments to healthcare providers, and the European General Data Protection Regulation, or GDPR, which became effective in May 2018 and contains new provisions specifically directed at the processing of health information, higher sanctions and extra-territoriality measures intended to bring non-EU companies under the regulation, including companies like us that conduct clinical trials in the EU; we anticipate that over time we may expand our business operations to include additional operations in the EU and with such expansion, we would be subject to increased governmental regulation in the EU countries in which we might operate, including the GDPR.

The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other related governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, including, without limitation, damages, fines, imprisonment, disgorgement, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, reputational harm, additional oversight and reporting obligations if we become subject to a corporate integrity agreement or similar settlement to resolve allegations of non-compliance with these laws and the curtailment or restructuring of our operations. If any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to similar actions, penalties and sanctions. Efforts to ensure that our business arrangements comply with applicable healthcare laws and regulations, as well as responding to possible investigations by government authorities, can be time- and resource-consuming and can divert a company's attention from the business.

Healthcare legislative and regulatory reform measures may have a material adverse effect on our business and results of operations.

Our industry is highly regulated and changes in law may adversely impact our business, operations or financial results. The PPACA is a sweeping measure intended to, among other things, expand healthcare coverage within the United States, primarily through the imposition of health insurance mandates on employers and individuals and expansion of the Medicaid program. Several provisions of the law may affect us and increase certain of our costs.

In addition, other legislative changes have been adopted since the PPACA was enacted. These changes include aggregate reductions in Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and, following passage of the Bipartisan Budget Act of 2018, will remain in effect through 2027 unless additional Congressional action is taken. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, further reduced Medicare payments to several types of providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on our customers and, accordingly, our financial operations.

We anticipate that the PPACA, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and an additional downward pressure on the reimbursement our customers may receive for our products. Further, there have been, and there may continue to be, judicial and Congressional challenges to certain aspects of the PPACA. For example, the U.S. Tax Cuts and Jobs Act of 2017, or TCJA, includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the PPACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” Additional legislative and regulatory changes to the PPACA, its implementing regulations and guidance and its policies, remain possible in Congress and under the Trump administration. However, it remains unclear how any new legislation or regulation might affect the prices we may obtain for any of our product candidates for which regulatory approval is obtained. Any reduction in reimbursement from Medicare and other government programs may result in a similar reduction in payments from private payers. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our products.

In addition, the delivery of healthcare in the European Union, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than EU, law and policy. National governments and health service providers have different priorities and approaches to the delivery of health care and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most EU member states have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with ever-increasing EU and national regulatory burdens on those wishing to develop and market products, this could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to commercialize any products for which we obtain marketing approval.

We are currently unable to predict what additional legislation or regulation, if any, relating to the health care industry may be enacted in the future or what effect recently enacted federal legislation or any such additional legislation or regulation would have on our business. The pendency or approval of such proposals or reforms could result in a decrease in our stock price or limit our ability to raise capital or to enter into collaboration agreements for the further development and potential commercialization of our products.

The use of any of our product candidates could result in product liability or similar claims that could be expensive, damage our reputation and harm our business.

Our business exposes us to an inherent risk of potential product liability or similar claims. The pharmaceutical industry has historically been litigious, and we face financial exposure to product liability or similar claims if the use of any of our products were to cause or contribute to injury or death. There is also the possibility that defects in the design or manufacture of any of our products might necessitate a product recall. Although we plan to maintain product liability insurance, the coverage limits of these policies may not be adequate to cover future claims. In the future, we may be unable to maintain product liability insurance on acceptable terms or at reasonable costs and such insurance may not provide us with adequate coverage against potential liabilities. A product liability claim, regardless of merit or ultimate outcome, or any product recall could result in substantial costs to us, damage to our reputation, customer dissatisfaction and frustration and a substantial diversion of management attention. A successful claim brought against us in excess of, or outside of, our insurance coverage could have a material adverse effect on our business, financial condition and results of operations.

Failure in our information technology systems, including by cybersecurity attacks or other data security incidents, could significantly disrupt our operations.

Our operations depend, in part, on the continued performance of our information technology systems. Our information technology systems are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptions. Failure of our information technology systems could adversely affect our business, profitability and financial condition. Although we have information technology security systems, a successful cybersecurity attack or other data security incident could result in the misappropriation and/or loss of confidential or personal information, create system interruptions, or deploy malicious software that attacks our systems. It is possible that a cybersecurity attack might not be noticed for some period of time. The occurrence of a cybersecurity attack or incident could result in business interruptions from the disruption of our information technology systems, or negative publicity resulting in reputational damage with our shareholders and other stakeholders and/or increased costs to prevent, respond to or mitigate cybersecurity events. In addition, the unauthorized dissemination of sensitive personal information or proprietary or confidential information could expose us or other third parties to regulatory fines or penalties, litigation and potential liability, or otherwise harm our business.

Unsuccessful compliance with certain European privacy regulations could have an adverse effect on our business and reputation.

The collection and use of personal health data in the EU is governed by the provisions of the Data Protection Directive, and as of May 2018 the GDPR. These directives impose several requirements relating to the consent of the individuals to whom the personal data relates, the information provided to the individuals, notification of data processing obligations to the competent national data protection authorities and the security and confidentiality of the personal data. The GDPR also extends the geographical scope of EU data protection law to non-EU entities under certain conditions, tightens existing EU data protection principles and creates new obligations for companies and new rights for individuals. Failure to comply with the requirements of the Data Protection Directive, the GDPR, and the related national data protection laws of the EU Member States may result in fines and other administrative penalties. The GDPR introduces new data protection requirements in the EU and substantial fines for breaches of the data protection rules. The GDPR regulations impose additional responsibility and liability in relation to personal data that we process and we intend to put in place additional mechanisms ensuring compliance with these and/or new data protection rules. Changes to these European privacy regulations and unsuccessful compliance may be onerous and adversely affect our business, financial condition, prospects, results of operations and reputation.

Risks Related to this Offering and Ownership of Our Common Shares

The market price of our common shares may be highly volatile, and you may not be able to resell your shares at or above the initial public offering price.

Prior to this offering, there has not been a public market for our common shares. If an active trading market for our common shares does not develop following this offering, you may not be able to sell your shares quickly or at the market price. The initial public offering price for the shares will be determined by negotiations between us and representatives of the underwriters and may not be indicative of prices that will prevail in the trading market.

The trading price of our common shares is likely to be volatile. The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of our common shares:

●	inability to obtain the approvals necessary to commence further clinical trials;

●	unsatisfactory results of clinical trials;

●	announcements of regulatory approval or the failure to obtain it, or specific label indications or patient populations for its use, or changes or delays in the regulatory review process;

●	announcements of therapeutic innovations or new products by us or our competitors;

●	adverse actions taken by regulatory authorities with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;

●	changes or developments in laws or regulations applicable to the treatment of the symptoms of narcolepsy, ADHD, or any other indication that we may seek to develop, or the use of mazindol to treat any such indications;

●	any adverse changes to our relationship with manufacturers or suppliers;

●	any intellectual property infringement actions in which we may become involved;

●	announcements concerning our competitors or the pharmaceutical industry in general;

●	achievement of expected product sales and profitability or our failure to meet expectations;

●	our commencement of, or involvement in, litigation;

●	any major changes in our board of directors or management; and

●	legislation in the United States relating to the sale or pricing of pharmaceuticals.

In addition, the stock market in general, and the Nasdaq Stock Market in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of small companies. Broad market and industry factors may negatively affect the market price of our common shares, regardless of our actual operating performance. Further, a systemic decline in the financial markets and related factors beyond our control may cause our share price to decline rapidly and unexpectedly.

We have identified material weaknesses in our internal control over financial reporting and, if our remediation of the material weaknesses is not effective or if we identify additional material weaknesses in the future, we may not be able to accurately or timely report our financial results, or prevent fraud, and investor confidence in our Company and the market price of our shares may be adversely affected.

As a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, requires that we evaluate and determine the effectiveness of our internal control over financial reporting. A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.

To date, we have had limited financial and accounting personnel to fully execute our accounting processes and address our internal control over financial reporting. During 2019, in connection with the audits of our financial statements as of and for the years ended December 31, 2018 and 2017, we identified certain material weaknesses in our internal control over financial reporting.

Such material weaknesses relate to an improper cutoff of our accounts payable and accrued expenses, and to the accounting for complex transactions, including intangible assets and a licensing agreement. We plan to take steps to address the internal control deficiencies that contributed to the material weaknesses, including the following:

●	hiring of additional finance and accounting personnel with prior experience working for finance departments and technical accounting experience, supplemented by third-party resources;

●	documenting and formally assessing our accounting and financial reporting policies and procedures; and

●	assessing significant accounting transactions and other technical accounting and financial reporting issues, preparing accounting memoranda addressing these issues and maintaining these memoranda in our corporate records.

While we believe that these efforts will improve our internal control over financial reporting, the implementation of these measures is ongoing and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles. We cannot assure you that the measures we have taken to date, and are continuing to implement, will be sufficient to remediate the material weaknesses we have identified or avoid potential future material weaknesses. If the steps we take do not correct the material weaknesses in a timely manner, we will be unable to conclude that we maintain effective internal control over financial reporting. Accordingly, there could continue to be a reasonable possibility that these deficiencies or others could result in a misstatement of our accounts or disclosures that would result in a material misstatement of our financial statements that would not be prevented or detected on a timely basis.

We may be subject to securities litigation, which is expensive and could divert management attention.

In the past companies that have experienced volatility in the market price of their shares have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could seriously hurt our business. Any adverse determination in litigation could also subject us to significant liabilities.

Our principal shareholders, Chief Executive Officer, directors and a certain lender controlled by persons that are also our shareholders currently own approximately 71% of our outstanding common shares and will own over           %, or      % of our common shares upon the closing of this offering. They will therefore be able to exert significant control over matters submitted to our shareholders for approval.

After this offering, our Chief Executive Officer and directors, and shareholders who own more than 5% of our outstanding common shares before this offering (including a certain lender controlled by persons that are also shareholders of ours) will, in the aggregate, beneficially own approximately         % of our common shares (assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options). This significant concentration of share ownership may adversely affect the trading price for our common shares because investors often perceive disadvantages in owning shares in companies with controlling shareholders. As a result, these shareholders, if they acted together, could significantly influence or even unilaterally approve matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders.

If you purchase our common shares in this offering, you will incur immediate and substantial dilution in the book value of your shares.

The initial public offering price is substantially higher than the net tangible book value per share of our common shares. Investors purchasing common shares in this offering will pay a price per share that substantially exceeds the net tangible book value of our common shares. As a result, investors purchasing common shares in this offering will incur immediate dilution of $                 per common share, based on an assumed initial public offering price of $           per common share based on the midpoint of the estimated price range set forth on the cover of this prospectus, and our pro forma net tangible book value as of June 30, 2019. The exercise of outstanding convertible securities would result in additional dilution. As a result of this dilution, investors purchasing shares in this offering may receive significantly less than the purchase price paid in this offering in the event of liquidation. See “Dilution” for additional information.

Sales of a substantial number of shares of our common shares in the public market by our existing shareholders could cause our share price to fall.

Sales of a substantial number of shares of our common shares in the public market or the perception that these sales might occur, could depress the market price of our common shares and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our common shares. Substantially all of the shares owned by our existing shareholders are expected to be subject to lock-up agreements with the underwriters of this offering that restrict the shareholders’ ability to transfer our common shares for at least six months from the date of this prospectus. Substantially all of our outstanding shares are expected to become eligible for unrestricted sale upon expiration of the lockup period, as described in the section of this prospectus entitled “Shares Eligible for Future Sale.” In addition, shares issued or issuable upon exercise of options and warrants vested as of the expiration of the lock-up period will be eligible for sale at that time. Sales of shares by these shareholders could have a material adverse effect on the trading price of our common shares.

Management will have broad discretion as to the use of the proceeds from this offering, and we may not use the proceeds effectively.

Our management will have broad discretion in the allocation of the net proceeds and could use them for purposes other than those contemplated at the time of this offering and as described in the section titled “Use of Proceeds.” Our management could spend the proceeds in ways that you do not agree with or that do not improve our results of operations or enhance the value of our common shares.

If we were to be characterized as a “passive foreign investment company” for U.S. tax purposes, U.S. holders of our common shares could have adverse U.S. income tax consequences.

In general, we will be treated as a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. We do not believe that we will be deemed a PFIC for 2019. If we are a PFIC in any taxable year during which a U.S. taxpayer holds the common shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of the common shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the common shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held the common shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We intend to make available to U.S. taxpayers upon request the information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. taxpayers that hold the common shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to the common shares in the event that we are a PFIC. See “Taxation—U.S. Federal Income Tax Consequences—Passive Foreign Investment Companies” for additional information.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they adversely change their recommendations or publish negative reports regarding our business or our shares, our share price and trading volume could decline.

The trading market for our common shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. We do not have any control over these analysts and we cannot provide any assurance that analysts will cover us or provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding our shares, or provide more favorable relative recommendations about our competitors, our share price would likely decline. If any analyst who may cover us were to cease coverage of our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.

We have not paid, and do not intend to pay, dividends on our common shares and, therefore, unless our traded securities appreciate in value, our investors may not benefit from holding our securities.

We have never declared or paid cash dividends on our common shares. We do not anticipate paying any cash dividends our common shares in the foreseeable future. Moreover, Swiss Law imposes certain restrictions on our ability to declare and pay dividends. See “Dividend Policy” and “Description of Share Capital and Governing Documents—Dividends and Other Distributions” for additional information.

The requirements associated with being a public company will require significant company resources and management attention.

Following this offering, we will become subject to the reporting requirements of the Exchange Act, Nasdaq listing requirements and other applicable securities rules and regulations. The Exchange Act requires that we file periodic reports with respect to our business and financial condition and maintain effective disclosure controls and procedures and internal control over financial reporting. In addition, subsequent rules implemented by the SEC and the Nasdaq Stock Market may also impose various additional requirements on public companies. As a result, we will incur additional legal, accounting and other expenses that we did not incur as a nonpublic company, particularly after we are no longer an “emerging growth company” as defined in the JOBS Act. In the period following this offering, we estimate that these expenses will be at least several hundred thousand dollars annually. Further, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our development plans. We have made changes to our corporate governance standards, disclosure controls and financial reporting and accounting systems to meet our reporting obligations. The measures we take, however, may not be sufficient to satisfy our obligations as a public company, which could subject us to delisting of our common shares, fines, sanctions and other regulatory action and potentially civil litigation.

The JOBS Act allows us to postpone the date by which we must comply with some of the laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the SEC, which could undermine investor confidence in our Company and adversely affect the market price of our common shares.

For so long as we remain an “emerging growth company” as defined in the JOBS Act, we intend to take advantage of certain exemptions from various requirements that are applicable to public companies that are not “emerging growth companies” including:

●	the provisions of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting;

●	Section 107 of the JOBS Act, which provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This means that an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are electing to delay such adoption of new or revised accounting standards. As a result of this adoption, our financial statements may not be comparable to companies that comply with the public company effective date;

●	any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report on the financial statements; and

●	our ability to furnish two rather than three years of income statements and statements of cash flows in various required filings.

We intend to take advantage of these exemptions until we are no longer an “emerging growth company.” We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, as defined in the rule under the Exchange Act, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares, and our share price may be more volatile and may decline.

As a foreign private issuer, we are permitted, and intend, to follow certain home country corporate governance practices instead of otherwise applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

Our status as a foreign private issuer exempts us from compliance with certain SEC laws and regulations and certain regulations of the Nasdaq Stock Market, including the proxy rules, the short-swing profits recapture rules, and certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. In addition, we will not be required under the Exchange Act to file current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we will generally be exempt from filing quarterly reports with the SEC. Furthermore, as a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. These exemptions and leniencies will reduce the frequency and scope of information and protections to which you are entitled as an investor. See “Management – Differences between Swiss Laws and Nasdaq Requirements” for additional information.

Risks Related to Swiss Law and Our Operations in Switzerland

We are a Swiss corporation. The rights of our shareholders may be different from the rights of shareholders in companies governed by the laws of U.S. jurisdictions.

We are a Swiss corporation. Our corporate affairs are governed by our articles of association and by the laws governing companies, including listed companies, incorporated in Switzerland. The rights of our shareholders and the responsibilities of members of our board of directors may be different from the rights and obligations of shareholders and directors of companies governed by the laws of U.S. jurisdictions. In the performance of its duties, our board of directors is required by Swiss law to consider the interests of our Company, our shareholders, our employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder. Swiss corporate law limits the ability of our shareholders to challenge resolutions made or other actions taken by our board of directors in court. Our shareholders generally are not permitted to file a suit to reverse a decision or an action taken by our board of directors but are instead only permitted to seek damages for breaches of fiduciary duty. However, if a board resolution has been invalidly formed, anyone, including the shareholders, may claim that such an invalid resolution shall be declared null and void. As a matter of Swiss law, shareholder claims against a member of our board of directors for breach of fiduciary duty would have to be brought in Stans, Switzerland, or where the relevant member of our board of directors is domiciled. In addition, under Swiss law, any claims by our shareholders against us must be brought exclusively in Stans, Switzerland. See “Description of Share Capital and Governing Documents” and “Comparison of Delaware Law and Swiss Law.”

Our common shares are issued under the laws of Switzerland, which may not protect investors in a similar fashion afforded by incorporation in a U.S. state.

We are organized under the laws of Switzerland. See “Description of Share Capital and Governing Documents” and “Comparison of Delaware Law and Swiss Law” for additional information. However, there can be no assurance that Swiss law will not change in the future or that it will serve to protect investors in a similar fashion afforded under corporate law principles in the United States, which could adversely affect the rights of investors.

Our status as a Swiss corporation may limit our flexibility with respect to certain aspects of capital management and may cause us to be unable to make distributions without subjecting our shareholders to Swiss withholding tax.

Swiss law allows our shareholders to authorize share capital that can be issued by the board of directors without additional shareholder approval. This authorization is limited to 50% of the existing registered share capital and the authorization must be renewed by the shareholders every two years; we expect to obtain authorization from our shareholders prior to this offering. Additionally, subject to specified exceptions, Swiss law grants pre-emptive subscription rights to existing shareholders to subscribe to any new issuance of shares. Swiss law also does not provide as much flexibility in the various terms that can attach to different classes of shares as the laws of some other jurisdictions. Swiss law also reserves for approval by shareholders certain corporate actions over which a board of directors would have authority in some other jurisdictions. For example, dividends must be approved by shareholders. These Swiss law requirements relating to our capital management may limit our flexibility, and situations may arise where greater flexibility would have provided substantial benefits to our shareholders.

Under Swiss law, a Swiss corporation may pay dividends only if the corporation has sufficient distributable profits from previous fiscal years, or if the corporation has distributable reserves, each as evidenced by its audited statutory balance sheet. Freely distributable reserves are generally booked either as “free reserves” or as “capital contributions” (apports de capital, contributions received from shareholders) in the “reserve from capital contributions.” Distributions may be made out of issued share capital—the aggregate nominal value of a company’s issued shares—only by way of a capital reduction. Upon completion of this offering, we expect the Company to have CHF          million (approximately $         ) of qualifying capital contributions and CHF           of registered share capital (consisting of             common shares each with a nominal value of CHF                and no preferred shares) on its audited statutory balance sheet. We expect the aggregate of these amounts (less the minimum issued share capital and legal reserve of together CHF                      ) to represent the amount available for future dividends or capital reductions on a Swiss withholding tax-free basis. We will not be able to pay dividends or make other distributions to shareholders on a Swiss withholding tax-free basis in excess of that amount unless we increase our share capital or our reserves from capital contributions. We would also be able to pay dividends out of distributable profits or freely distributable reserves but such dividends would be subject to Swiss withholding taxes. There can be no assurance that we will have sufficient distributable profits, free reserves, reserves from capital contributions or registered share capital to pay a dividend or effect a capital reduction, that our shareholders will approve dividends or capital reductions proposed by us, or that we will be able to meet the other legal requirements for dividend payments or distributions as a result of capital reductions.

Generally, Swiss withholding tax of 35% is due on dividends and similar distributions to our shareholders, regardless of the place of residency of the shareholder, unless the distribution is made to shareholders out of (i) a reduction of nominal value or (ii) assuming certain conditions are met, qualifying capital contributions accumulated on or after January 1, 1997. A U.S. holder that qualifies for benefits under the Convention between the United States of America and the Swiss Confederation for the Avoidance of Double Taxation with Respect to Taxes on Income, which we refer to as the “U.S.-Swiss Treaty,” may apply for a refund of the tax withheld in excess of the 15% treaty rate (or in excess of the 5% reduced treaty rate for qualifying corporate shareholders with at least 10% participation in our voting shares, or for a full refund in the case of qualified pension funds).

There can be no assurance that we will have sufficient qualifying capital contributions to pay dividends free from Swiss withholding tax, or that Swiss withholding rules will not be changed in the future. In addition, we cannot provide assurance that the current Swiss law with respect to distributions out of qualifying capital contributions will not be changed or that a change in Swiss law will not adversely affect us or our shareholders, in particular as a result of distributions out of qualifying capital contributions becoming subject to additional corporate law or other restrictions. In addition, over the long term, the amount of par value available to us for nominal value reductions or qualifying capital contributions available to us to pay out as distributions is limited. If we are unable to make a distribution through a reduction in nominal value or out of qualifying capital contributions, we may not be able to make distributions without subjecting our shareholders to Swiss withholding taxes.

U.S. shareholders may not be able to obtain judgments or enforce civil liabilities against us or our executive officers or members of our board of directors.

We are organized under the laws of Switzerland and our registered office and domicile is located in Stans, Switzerland. Moreover, a number of our directors and executive officers and a number of directors of each of our subsidiaries are not residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or upon such persons or to enforce against them judgments obtained in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by our Swiss counsel that there is doubt as to the enforceability in Switzerland of original actions, or in actions for enforcement of judgments of U.S. courts, of civil liabilities to the extent solely predicated upon the federal and state securities laws of the United States. Original actions against persons in Switzerland based solely upon the U.S. federal or state securities laws are governed, among other things, by the principles set forth in the Swiss Federal Act on Private International Law. This statute provides that the application of provisions of non-Swiss law by the courts in Switzerland shall be precluded if the result is incompatible with Swiss public policy. Also, certain mandatory provisions of Swiss law may be applicable regardless of any other law that would otherwise apply.

Switzerland and the United States do not have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. The recognition and enforcement of a judgment of the courts of the United States in Switzerland is governed by the principles set forth in the Swiss Federal Act on Private International Law. This statute provides in principle that a judgment rendered by a non-Swiss court may be recognized in Switzerland only if:

●	the non-Swiss court had jurisdiction pursuant to the Swiss Federal Act on Private International Law;

●	the judgment of such non-Swiss court has become final and non-appealable;

●	the judgment does not contravene Swiss public policy;

●	the court procedures and the service of documents leading to the judgment were in accordance with the due process of law; and

●	no proceeding involving the same position and the same subject matter was first brought in Switzerland, or adjudicated in Switzerland, or was earlier adjudicated in a third state and this decision is recognizable in Switzerland.

Exchange rate fluctuations between the U.S. dollar and the Swiss Franc may negatively affect our results.

Under our existing agreements, we make a significant amount of payments in U.S. dollars and Swiss Francs. Since our reporting currency is the U.S. dollar, financial line items are converted into U.S. dollars at the applicable exchange rates.  As a result, changes and fluctuations in currency exchange rates between the Swiss Franc the U.S. dollar could have a material adverse effect on our operating results.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements made under “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus constitute forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” “intends” or “continue,” or the negative of these terms or other comparable terminology.

Forward-looking statements include, but are not limited to, statements about:

●	the regulatory pathways that we may elect to utilize in seeking EMA, FDA and other regulatory approvals;

●	obtaining EMA and FDA approval of, or other regulatory action in Europe or the United States and elsewhere with respect to, Quilience, Nolazol or our other product candidates;

●	the commercial launch and future sales of Quilience, Nolazol or any other future product candidates;

●	the dosage of Quilience and Nolazol;

●	our expectations regarding the timing of commencing further clinical studies with each of our product candidates or whether such trials will be conducted at all;

●	improved convenience relating to the prescription of and use of Nolazol for prescribers and patients (and their parents);

●	our expectations regarding the supply of mazindol;

●	third-party payor reimbursement for Quilience and Nolazol;

●	our estimates regarding anticipated expenses, capital requirements and our needs for additional financing;

●	changes to the narcolepsy patient market size and market adoption of Quilience by physicians and patients;

●	the timing, cost, regulatory approvals or other aspects of the commercial launch of Quilience and Nolazol;

●	submission of an MMA and NDA with the EMA and FDA for Quilience and Nolazol, respectively;

●	completion and receiving favorable results of clinical trials for Quilience and Nolazol;

●	our use of proceeds from this offering;

●	issuance of patents to us by the U.S. PTO and other governmental patent agencies;

●	new issuances of orphan drug designations;

●	the development and approval of the use of mazindol for additional indications other than narcolepsy and ADHD;

●	the development and commercialization, if any, of our secondary product candidates, namely NLS2, NLS-3 and NLS-4;

●	the use of our lead product candidates for treatment of additional indications other than narcolepsy and ADHD;

●	the ability of our management team to lead the development of our product candidates;

●	the development of product candidates in addition to Quilience and Nolazol; and

●	our expectations regarding licensing, acquisitions and strategic operations.

These statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors” and elsewhere in this prospectus. You should not rely upon forward-looking statements as predictions of future events.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus.

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of          shares of our common shares in this offering will be approximately $       million, based on an assumed offering price of $       per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and offering expenses payable by us. If the representative of the underwriters exercises the over-allotment option in full, we estimate that the net proceeds from this offering will be approximately $        million, assuming an offering price of $         per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and offering expenses payable by us.

A $1.00 increase or decrease in the assumed public offering price of $        per share would increase or decrease the net proceeds from this offering by approximately $          million, assuming that the number of common shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase or decrease of          in the number of common shares offered by us would increase or decrease our proceeds by approximately $        million, assuming the assumed public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We currently expect to use the net proceeds from this offering for:

●	approximately $ million to further develop mazindol CR for use in Quilience (which shall also benefit, in part, our development, if any, of Nolazol); and

●	the remainder, if any, for working capital and general corporate purposes.

The amounts and timing of our actual expenditures will depend upon numerous factors, including the progress of our development and commercialization efforts, the status of and results from our clinical trials, whether or not we enter into strategic collaborations or partnerships and our operating costs and expenditures. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering.

We have no current commitments or binding agreements with respect to any material acquisition of or investment in any technologies, products or companies.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common shares and do not anticipate paying any cash dividends in the foreseeable future. Payment of cash dividends, if any, in the future will be at the discretion of our shareholders, upon proposal by our board of directors, and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

Under Swiss law, any dividend must be proposed by our board of directors and approved by a shareholders’ meeting. In addition, our auditors must confirm that the dividend proposal of our board of directors conforms to Swiss statutory law and our articles of association. A Swiss corporation may pay dividends only if it has sufficient distributable profits brought forward from the previous business years (“Gewinnvortrag”) or if it has distributable reserves (“frei verfügbare Reserven”), each as evidenced by its audited standalone statutory balance sheet prepared pursuant to Swiss law and after allocations to reserves required by Swiss law and its articles of association have been deducted. Distributable reserves are generally booked either as “free reserves” (“freie Reserven”) or as “reserve from capital contributions” (“Reserven aus Kapitaleinlagen”). Distributions out of issued share capital, which is the aggregate nominal value of a corporation’s issued shares, may be made only by way of a share capital reduction. See “Description of Share Capital and Governing Documents” for additional information.

Payment of dividends may be subject to Swiss withholding taxes. See “Taxation—Switzerland Tax Considerations” for additional information.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2019:

●	on an actual basis; and

●	on a pro forma as adjusted basis to give further effect to the issuance and sale of shares in this offering at an assumed public offering price of $ per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, as if the sale of the common shares had occurred on June 30, 2019.

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

You should read this table in conjunction with the sections titled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2019
U.S. dollars in thousands	Actual	Pro Forma As Adjusted (1)

Cash and cash equivalents	$1,225

Convertible securities	534
Total liabilities	5,571

Shareholders’ deficit:
Common shares	145
Additional paid in capital	20,535
Accumulated other comprehensive loss	(11)
Accumulated deficit	(24,866)
Total shareholders’ deficit	(4,197)

Total capitalization	$1,374

(1)	A $1.00 increase or decrease in the assumed public offering price of $ per common share would increase or decrease the amount of each of cash and cash equivalents and total shareholders’ equity by approximately $ million, assuming that the number of common shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase or decrease of in the number of common shares offered by us would increase or decrease each of cash and cash equivalents and total shareholders’ equity by approximately $ million, assuming the assumed public offering price remains the same, after deducting estimated underwriting discounts and commissions and any estimated offering expenses payable by us.

SELECTED FINANCIAL DATA

The following table summarizes our financial data. We have derived the following statements of operations data for the years ended December 31, 2018 and 2017 and balance sheet data as of December 31, 2018 from our audited financial statements included elsewhere in this prospectus. We have derived the following statements of operations data for the six months ended June 30, 2019 and 2018 and balance sheet data as of June 30, 2019 from our unaudited interim financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

Our financial statements included in this prospectus were prepared in accordance with U.S. GAAP.

	Six Months Ended June 30, (unaudited)		Year Ended December 31,
U.S. dollars in thousands, except share and per share data	2019	2018	2018	2017

Research and development expenses	$980	$668	$1,437	$4,325
General and administrative expenses	1,246	885	2,012	1,442
Total operating expenses	2,226	1,553	3,449	5,767
Operating loss	(2,226)	(1,553)	(3,449)	(5,767)
Interest and other financing income	(31)	-	16	7
Interest on related party loans	(793)	(523)	(1,085)	(897)
Loss on conversion of debt	(365)	-	(629)	-
Net loss	$(3,415)	$(2,076)	$(5,147)	$(6,657)
Other comprehensive loss:
Defined pension plan adjustments	-	-	(1)	(10)
Comprehensive loss	(3,415)	(2,076)	(5,148)	(6,667)
Basic and diluted loss per common share	$(2,543)	$(1,696)	$(4,124)	$(5,497)
Weighted average common shares used in computing basic and diluted net loss per common share	1,343	1,224	1,248	1,211

U.S. dollars in thousands	June 30, 2019	December 31, 2018
Balance Sheet Data:
Cash and cash equivalents	$1,225	$7
Total assets	1,374	146
Total non-current liabilities	2,651	6,545
Accumulated loss	(24,866)	(21,451)
Total shareholders’ equity	$1,374	$146

DILUTION

If you invest in our common shares, you will experience immediate and substantial dilution to the extent of the difference between the public offering price of our common shares and the pro forma as adjusted net tangible book value per share of our common shares immediately after the offering. At June 30, 2019, we had net tangible book value of negative $4,197,223, representing a net tangible book value of negative $3,015 per common share. Net tangible book value per common share represents the amount of our total tangible assets less our total liabilities, divided by the total number of common shares outstanding at June 30, 2019.

After giving effect to the sale of the common shares offered by us in this offering and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value estimated at June 30, 2019 would have been approximately $       , representing $        per common share. At the assumed public offering price for this offering of $     per common share, the midpoint of the estimated price range set forth on the cover page of this prospectus, this represents an immediate increase in historical net tangible book value of $        per common share to existing shareholders and an immediate dilution in net tangible book value of $         per common share to purchasers of common shares in this offering. Dilution for this purpose represents the difference between the price per common share paid by these purchasers and as adjusted net tangible book value per common share immediately after the completion of this offering.

The following table illustrates this dilution on a per share basis to new investors:

Assumed public offering price per share, the midpoint of the estimated price range set forth on the cover page of this prospectus	$
Historical net tangible book value per share as of June 30, 2019
Increase in net tangible book value per share attributable to new investors in this offering
Pro forma as adjusted net tangible book value per share after offering
Dilution in tangible book value per share to new investors
Percentage of dilution in net tangible book value per share for new investors		%

The dilution information set forth in the table above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

A $1.00 increase or decrease in the assumed initial public offering price of $      per common share would increase or decrease our as adjusted net tangible book value per common share after this offering by $      and the dilution per common share to new investors by $      , assuming the number of common shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of common shares we are offering.

An increase or decrease of        in the number of common shares offered by us would increase or decrease our as adjusted net tangible book value after this offering by approximately $         million and the pro forma as adjusted net tangible book value per common share after this offering by $          per common share and would increase or decrease the dilution per common share to new investors by $         , assuming the assumed public offering price remains the same, after deducting estimated underwriting discounts and estimated offering expenses payable by us.

The following table summarizes, on an as adjusted basis as of June 30, 2019, the differences between the number of common shares acquired from us, the total amount paid and the average price per common share paid by the existing holders of our common shares and by investors in this offering and based upon an assumed public offering price of $           per common share, the midpoint of the estimated price range set forth on the cover page of this prospectus.

	Shares			Total Consideration			Average Price Per Ordinary
	Number	Percent		Amount	Percent		Share
Existing shareholders			%	$		%	$
New investors			%	$		%	$
Total		100.0%		$	100%		$

The number of our common shares to be outstanding immediately after this offering is based on                           common shares outstanding as of             , 2020 and excludes common shares, if any, issuable upon conversion of the Convertible Note.

To the extent that new options are granted under our equity benefit plans, there will be further dilution to investors purchasing common shares in this offering.

If all of such issued and outstanding convertible securities had been exercised as of June 30, 2019, the number of common shares held by existing shareholders would increase to              , or       % of the total number of common shares outstanding after this offering, and the average price per common share paid by the existing shareholders would be $      .

If the representative of the underwriters exercises its option to purchase additional common shares in full in this offering, the number of common shares held by new investors will increase to              , or           % of the total number of common shares outstanding after this offering and the percentage of common shares held by existing shareholders will decrease to           % of the total common shares outstanding.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this prospectus. This discussion and other parts of the prospectus contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are an innovative biopharmaceutical company engaged in the discovery and development of novel, life-improving drug therapies to treat rare and complex CNS disorders. CNS disorders are a diverse group of conditions that include neurological, psychiatric, and substance use disorders.

Components of Operating Results

Licensing Agreement

In February 2019, we entered into an exclusive license agreement, or the EF License Agreement, to develop and commercialize our product candidate, Nolazol, in Latin American countries with Eurofarma Laboratorios S.A., or Eurofarma, a Brazilian pharmaceutical company.

Under the EF License Agreement, we received a non-refundable, upfront payment of $2,500,000. This net upfront payment was recognized as deferred revenue. The upfront payment covered the grant of an exclusive license, compensation for co-development services and the participation in the joint steering committee. In addition, we are eligible to receive non-refundable milestone payments of up to $16,000,000, based on the achievement of milestones related to regulatory filings, regulatory approvals and the commercialization of mazindol. The achievement and timing of the milestones depend on the success of development, approval and sales progress of the product in the future. In addition, the Company was also eligible for tiered royalty payments. See “Business–License Agreements” for additional information.

The EF License Agreement consists of several deliverables: the grant of the license to Eurofarma, the co-development services, the commercial-related manufacturing services, and participation in the joint steering committee, or, collectively, the EF Deliverables. The joint steering committee will oversee the development and regulatory activities directed towards marketing approval, manufacturing and commercialization phases. The EF License Agreement provides that the parties shall enter into a separate manufacturing and supply agreement during the term of the EF License Agreement.

The grant of the license, co-development services and the participation in the joint steering committee consist of one unit of accounting, with the commercial-related manufacturing services consisting of another. The grant of the license, the co-development services and the participation in the joint steering committee consist of one unit of accounting since they do not have value to Eurofarma on an individual stand-alone basis. The commercial-related manufacturing services are another unit of accounting since they have value to Eurofarma and there is evidence of fair value of the undelivered commercial-related manufacturing services in the arrangement. The entire upfront payment was allocated to the unit of accounting composed of the grant of the license, the co-development services and the participation in the joint steering committee. The related revenue is recognized as co-development services are provided using an input method as a measure of progress towards completion of the performance obligation according to co-development costs incurred to date compared to estimated total co-development costs.

Upfront payments are recorded as deferred revenue upon receipt or when due until the Company performs its obligations under the EF License Agreement. Amounts expected to be recognized as revenue within the 12 months following the balance sheet date are classified as current portion of deferred revenue in the accompanying condensed balance sheets. Amounts not expected to be recognized as revenue within the 12 months following the balance sheet date are classified as deferred revenue, net of current portion. As of June 30, 2019, the Company has long-term deferred revenues of $2,499,969.

Operating Expenses

Our current operating expenses consist of three components – research and development expenses, general and administrative expenses and depreciation and amortization.

Research and Development Expenses

Our research and development expenses consist primarily of salaries and related personnel expenses, costs of third-party clinical consultants and expenses related to conducting clinical and preclinical trials, travel expenses and other research and development expenses.

The following table discloses the breakdown of research and development expenses:

	For the Six Months Ended June 30,		For the Year Ended December 31,
	2019	2018	2018	2017

Development materials and expenses	$168,598	$155,638	$324,097	$2,525,630
Subcontractors	152,266	303,168	301,389	622,819
Legal expenses	618,467	129,274	728,747	963,393
Other	40,543	79,547	82,969	212,980
Total	$979,874	$667,627	$1,437,202	$4,324,822

We expect that our research and development expenses will materially increase as we enter into the phase 2/3 clinical development stage of our product candidates and recruit additional research and development employees.

Comparison of the Six Months Ended June 30, 2019 to the Six Months Ended June 30, 2018

Results of Operations

	For the Six Months Ended June 30,
	2019	2018

Research and development expenses	$979,874	$667,627
General and administrative expenses	1,246,558	885,312
Operating loss	(2,226,432)	(1,552,939)
Interest and other financing income	(31,386)	(325)
Interest on related party loans	(792,486)	(522,408)
Loss on conversion of debt	(364,950)	-
Net loss	$(3,415,254)	$(2,075,672)

Research and Development Expenses

Our research and development expenses totaled $979,874 for the six months ended June 30, 2019, representing an increase of $312,247, or 47%, compared to $667,627 for the six months ended June 30, 2018. The increase was primarily attributable to an increase in legal expenses related to patent work.

General and Administrative Expenses

Our general and administrative expenses totaled $1,246,558 for the six months ended June 30, 2019, representing an increase of $361,246, or 41%, compared to $885,312 for the six months ended June 30, 2018. The increase was primarily attributable to an increase in consulting and legal costs relating to (i) the Reorganization, (ii) conversion of the credit facilities, shareholder loans and the Convertible Note to equity, as described below, and (ii) increased marketing and communication expenses.

Operating Loss

As a result of the foregoing, our operating loss totaled $2,226,432 for the six months ended June 30, 2019, representing an increase of $673,493, or 43%, compared to $1,552,939 for the six months ended June 30, 2018.

Interest and Other Financing Income

Interest and other financing income consists of exchange rate differences and financial expenses related to our credit card fees. We recognized interest and other financing expense of $31,386 for the six months ended June 30, 2019, representing an increase of $31,061, or 9,557%, compared to $325 for the six months ended June 30, 2018. The increase was primarily attributable to exchange rate differences.

Interest on Related Party Loans

Interest on related party loans consists of interest and imputed interest expenses on related party promissory notes, shareholder loans and credit facilities. Interest on related party loans was $792,486, including $752,152 of imputed interest, for the six months ended June 30, 2019, representing an increase of $270,078, or 51.7%, compared to $522,408, including $522,408 of imputed interest, for the six months ended June 30, 2018. The increase was mainly due to the amortization of imputed interest in full for the debts that were converted to equity during the six months ended June 30, 2019.

Loss on Conversion of Debt

The loss on conversion of debt of $364,950 for the six months ended June 30, 2019 was a result of the conversion of credit facilities, a shareholder bridge loan and four promissory notes with an aggregate principal amount of $7,658,250 in exchange for 116 common shares with a fair value of CHF 69,000 per share and an aggregate fair value of $8,023,200.

Net Loss

As a result of the foregoing, our net loss totaled $3,415,254 for the six months ended June 30, 2019, representing an increase of $1,339,582, or 65%, compared to $2,075,672 for the six months ended June 30, 2018.

Comparison of the Year Ended December 31, 2018 to the Year Ended December 31, 2017

Results of Operations

	For the Year Ended December 31,
	2018	2017
Research and development expenses	$1,437,202	$4,324,822
General and administrative expenses	2,011,659	1,441,902
Operating loss	(3,448,861)	(5,766,724)
Interest and other financing income	16,035	7,250
Interest on related party loans	(1,084,708)	(897,653)
Loss on conversion of debt	(629,232)	-
Net loss	$(5,146,766)	$(6,657,127)

Research and Development Expenses

Our research and development expenses totaled $1,437,202 for the year ended December 31, 2018, representing a decrease of $2,887,620, or 67%, compared to $4,324,822 for the year ended December 31, 2017. The decrease was primarily attributable to a slowdown of clinical activities during 2018, due to a lack of adequate funds to proceed with the clinical development of our products.

General and Administrative Expenses

Our general and administrative expenses totaled $2,011,659 for the year ended December 31, 2018, representing an increase of $569,757, or 40%, compared to $1,441,902 for the year ended December 31, 2017. The increase was primarily attributable to an increase in staff and consulting costs in connection with the hiring of  the Company’s management team and consultants and preparing for additional research and development activities.

Operating Loss

As a result of the foregoing, our operating loss totaled $3,448,861 for the year ended December 31, 2018, representing a decrease of $2,317,863, or 40%, compared to $5,766,724 for the year ended December 31, 2017.

Interest and Other Financing Income

We recognized interest and other financing income of $16,035 for the year ended December 31, 2018, representing an increase of $8,785, or 121.2%, compared to $7,250 for the year ended December 31, 2017. The increase was primarily attributable to exchange rate differences.

Interest on Related Party Loans

Interest on related party loans was $1,084,708, including $1,090,412 of imputed interest, for the year ended December 31, 2018, representing an increase of $187,055, or 20.8% %, compared to $897,653, including $789,292 of imputed interest, for the year ended December 31, 2017. The increase was mainly due to the amortization of imputed interest using the effective interest rate method. The increase was also related to the increase of the promissory notes during the year ended December 31, 2018.

Loss on Conversion of Debt

The loss on conversion of debt of $629,232 for the year ended December 31, 2018 was a result of the conversion of credit facilities with an aggregate principal amount of $3,418,520 in exchange for 52 common shares with a fair value of CHF 78,000 per share and an aggregate fair value of $4,047,752.

Net Loss

As a result of the foregoing, our loss totaled $5,146,766 for the year ended December 31, 2018, representing a decrease of $1,510,361, or 23%, compared to $6,657,127 for the year ended December 31, 2017.

Critical Accounting Policies

We describe our significant accounting policies more fully in Note 2 to our financial statements included elsewhere in this prospectus. We believe that the accounting policies described below and in Note 2 are critical in order to fully understand and evaluate our financial condition and results of operations.

We prepare our financial statements in accordance with U.S. GAAP. At the time of the preparation of the financial statements, our management is required to use estimates, evaluations, and assumptions which affect the application of the accounting policy and the amounts reported for assets, obligations, income, and expenses. Any estimates and assumptions are continually reviewed. The changes to the accounting estimates are credited during the period in which the change to the estimate is made.

Revenue Recognition

We recognize revenue when it is realized or realizable and earned in accordance with Accounting Standard Codification (ASC) 606 “Revenue from Contract with Customers.” For agreements with multiple deliverables, we recognize revenue separately for each unit of accounting in accordance with ASC 606. A deliverable is separable if it is deemed to have standalone value to the customer, delivery and performance is considered probable, within a company’s control and the best estimate of selling price is determined in a way that is consistent with the price at which the Company would sell the deliverable if the item were to be sold separately.

Contract revenue includes realized or realizable amounts from upfront and milestone payments in connection with licensing and distribution agreements and royalties. Contract revenue also includes consideration received or receivable for services provided by us in accordance with the respective agreement.

For license agreements with multiple deliverables, we allocate the arrangement consideration, including upfront and milestone payments, to the separate deliverables based on the relative selling price of each deliverable under the agreements. We recognize revenue for each separately identified deliverable, as the revenue recognition criteria for each deliverable are fulfilled.

The amount of upfront and milestone payments under an agreement allocated to the grant of the license is recognized over the expected period during which we have to satisfy our contractual performance obligations, depending on the terms of the agreement. Milestone payments under license agreements are recognized in their entirety as revenue when the respective milestone is achieved, if such milestone meets the following criteria to be considered substantive: the milestone is commensurate with our performance to achieve the milestone; the milestone relates solely to past performance; and the milestone amount is reasonable relative to all deliverables and payment terms in the arrangement. Milestone payments under license agreements for which these criteria are not met are recognized as revenue over the estimated remaining agreement period.

Revenue related to royalties received from licensees is recognized when earned, meaning when the royalties can be reasonably estimated based on the sales of the underlying products and when collectability is reasonably assured. We consider sales-based milestone payments under license and distribution agreements as contingent considerations which are recognized based on achievement.

To the extent we receive payments, including non-refundable payments, in excess of the recognized revenue such excess is recorded as deferred revenue until the respective revenue is earned.

Pension Obligations

We have a single insurance collective pension plan that is fully insured and operated by an insurance company which covers the employees. Both we and the participants provide monthly contributions to the pension plan that are based on the covered salary. A portion of the pension contribution is credited to employees’ savings accounts which earns interest at the rate provided in the plan. The pension plan provides for retirement benefits as well as benefits on long-term disability and death. The pension plan qualifies as a defined benefit plan in accordance with U.S. GAAP. As such, the cost of the defined pension arrangement is determined based on actuarial valuations. An actuarial valuation assumes the estimation of discount rates, estimated returns on assets, future salary increases, mortality figures and future pension increases. Because of the long-term nature of these pension plans, the valuation of these is subject to uncertainties.

Income Taxation

We incur tax loss carryforwards generating deferred tax assets against which a valuation allowance is recorded when it is not more likely than not that the tax benefit can be realized. Significant judgment is required in determining the use of tax loss carryforwards. Management’s current judgment is that it is not more likely than not that the tax benefits can be realized and a full valuation allowance is therefore recognized.

Liquidity and Capital Resources

Overview

Since our inception through June 30, 2019, we have funded our operations principally with $19.4 million from the sale of common shares, convertible notes, related party credit facilities and shareholder loans and the EF License Agreement. As of June 30, 2019, we had $1,224,891 in cash and cash equivalents.

The table below presents our cash flows for the periods indicated:

	For the Six Months Ended June 30,		For the Year Ended December 31,
	2019	2018	2018	2017

Cash provided by (used in) operating activities	$712,956	$(1,688,719)	$(2,732,804)	$(5,432,453)
Cash provided by financing activities	$512,800	$-	$557,920	$6,726,676
Effect of exchange rate changes on cash and cash equivalents	(7,543)	-	(1,369)	5,941

Net increase (decrease) in cash and cash equivalents	$1,218,213	$(1,688,719)	$(2,176,253)	$1,300,164

Operating Activities

Net cash provided by operating activities of $712,956 during the six months ended June 30, 2019, was primarily due to the receipt of $2,500,000 upfront payment related to the EF Licensing Agreement, offset in part by the payment of $200,000 for clinical trials and other third-party expenses and an aggregate of $700,000 in salary and consultant payments. The remaining amount was for travel, rent and other miscellaneous expenses. Net cash used in operating activities of $1,688,719 during the six months ended June 30, 2018 was primarily used for a payment of $200,000 for clinical trials and other third-party expenses and an aggregate of $800,000 in salary and consultant payments. The remaining amount was for travel, rent and other miscellaneous expenses.

Net cash used in operating activities of $2,732,804 during the year ended December 31, 2018, was primarily used for payment of $0.4 million for clinical trials and other third-party expenses and an aggregate of $1.4 million in salary and consultant payments. The remaining amount was for travel, rent and other miscellaneous expenses. Net cash used in operating activities of $5,432,453 during the year ended December 31, 2017 was primarily used for a payment of $1.7 million for clinical trials and other third-party expenses and an aggregate of $0.3 million in salary payments. The remaining amount was for travel, rent and other miscellaneous expenses.

Financing Activities

Net cash provided by financing activities in the six months ended June 30, 2019, consisted of $512,800 of net proceeds from issuance of convertible notes.

Net cash provided by financing activities in the year ended December 31, 2018, consisted of $557,920 of net proceeds from issuance of convertible notes. Net cash provided by financing activities in the year ended December 31, 2017 consisted of $3,276,676 of net proceeds from issuance of common shares, and $3,450,000 of proceeds from related party credit facilities and shareholder loans.

In August 2015 NLS Pharma Ltd. and NLS-1 Ltd., and in March, 2017, NLS-0 Ltd., each entered into credit facilities providing the Company with credit lines of $150,000 (non-interest bearing), $7.1 million ($500,000 of which bears interest at an annual rate of 10%, or the Interest-Bearing Facility) and approximately $3.44 million (non-interest bearing), respectively, or the NLS Pharma Credit Facility, the NLS-1 Credit Facility and the NLS-0 Credit Facility, respectively.

On March 2, 2017, we issued an aggregate of 42 common shares to three investors in a private offering, at a price per share of approximately CHF 78,000 (approximately $78,016) per common share for aggregate proceeds of CHF 3,279,300 (approximately $3,276,676). In connection with this private offering, we also issued, in the aggregate, 32 of our common shares to certain existing shareholders, Messrs. Hafner, Bauer, Stein and Odman, or the Shareholders, in light of anti-dilution rights held by such shareholders and 1 share to a consultant as a finder’s fee.

In March 2017, we entered into a certain interest-free $2 million bridge loan, or the Bridge Loan, with the Shareholders. On March 12, 2019, simultaneously with the closing of the Reorganization, we issued an aggregate of 52 of our common shares to the Shareholders, in exchange for the consideration of the conversion of the entire Bridge Loan and the entire borrowed amount of $1.45 million under the NLS-0 Credit Facility, at a conversion price of $66,346.15 per common share.

On July 17, 2018, we issued an aggregate of 52 common shares to the Shareholders, in connection with the conversion of an aggregate amount of $3,418,519 borrowed by us pursuant to a $7.1 million credit facility, or the Credit Facility, at a conversion price of $65,740.75 per common share.

In January 2019, we issued four promissory notes, or the Notes, each for CHF 125,000 (approximately $128,200), with the Shareholders. Each Note carries an interest rate of 10% per year, compounded annually and matures as of the earlier of (i) April 30, 2019 and (ii) five days following such time as we have received aggregate financing, in a sole or series of transactions, exceeding CHF 500,000 (approximately $512,800) in the form of straight equity or convertible instrument investments or other means of proceeds from third parties. On September 16, 2019, we entered into amendments of each of the Notes to extend the maturity date to December 31, 2019.

On March 12, 2019, we conducted the Reorganization. In connection therewith, in addition to those 52 common shares issued in connection with the Bridge Loan and the NLS-0 Credit Facility, we issued:

●	an aggregate of 56 of our common shares to the Shareholders, in connection with the conversion of the remaining $3,681,481 borrowed by us pursuant to the Credit Facility, at a conversion price of $65,740.75 per common share;

●	an aggregate of eight of our common shares to Magnetic Rock Investment AG, or Magnetic Rock, a company that is controlled by the Shareholders, in connection with the conversion CHF 526,979.84 (approximately $526,769) of the Convertible Note at a conversion price of $66,000 per common share; and

●	an aggregate of 149 of our common shares to those holders of NLS-0 and NLS Pharma common shares.

On September 16, 2019, we and the Shareholders amended the NLS Pharma Credit Facility to extend the maturity date to December 31, 2019. If we default on the NLS Pharma Credit Facility, we will be subject to a default interest rate of 5% per year. On September 16, 2019, we and the Shareholders amended the NLS-1 Credit Facility to extend the maturity date covering the Interest-Bearing Facility to December 31, 2019. The Interest-Bearing Facility stopped accruing interest upon the Reorganization and the accrued interest stands at $85,737 and matures on December 31, 2019.

As of December 13, 2019, the following loans and notes remain outstanding and mature on December 31, 2019:

●	approximately $85,737 under the Interest-Bearing Facility;

●	$150,000 under the NLS Pharma Credit Facility;

●	CHF 500,000 (approximately $512,800) under the Notes, each of which carries an interest rate of 10% per year; and

●	approximately CHF 23,020 (approximately $30,914) under the Convertible Note, which carries an interest rate of 10% per year.

Current Outlook

We have financed our operations to date primarily through proceeds from sales of our common shares, convertible notes, related party credit facilities and shareholder loans and the EF License Agreement. We have incurred losses and generated negative cash flows from operations since inception in 2015. To date we have not generated revenue, and we do not expect to generate significant revenues from the sale of our product candidates in the near future.

Our independent registered public accounting firm’s report on our financial statements for the two years in the period ended December 31, 2018 states that there is a substantial doubt that we will be able to continue as a going concern. At this time, there is no guarantee that we will be able to obtain an adequate level of financial resources required for the short and long-term support of our operations or that we will be able to obtain additional financing as needed, or meet the conditions of such financing, or that the costs of such financing may not be prohibitive. These conditions raise substantial doubt about our ability to continue as a going concern for a period within one year from the date of the financial statements included elsewhere in this prospectus.

As of June 30, 2019, our cash and cash equivalents were $1,224,891. We believe that our existing cash and cash equivalents will be sufficient to fund our projected cash requirements through March 2020. Therefore, we will require significant additional financing in the near future to fund our operations. We currently anticipate that we will require approximately $10 million for clinical trial activities over the course of the next 12 months. We also anticipate that we will require between $4 to $5 million for capital expenditures over such 12-month period, which consists primarily of expenditures for the manufacture of our drug candidate for use in clinical trials and supporting pre-clinical studies required for obtaining approval to conduct such clinical studies.

In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our pre-clinical studies, clinical trials and other research and development activities;

●	the scope, prioritization and number of our clinical trials and other research and development programs;

●	any cost that we may incur under in- and out-licensing arrangements relating to our drug candidate that we may enter into in the future;

●	the costs and timing of obtaining regulatory approval for our drug candidates;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the costs of, and timing for, strengthening our manufacturing agreements for production of sufficient clinical and commercial quantities of our drug candidates;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the costs of acquiring or undertaking the development and commercialization efforts for additional, future therapeutic applications of our drug candidates and the magnitude of our general and administrative expenses.

Until we can generate significant revenues, if ever, we expect to satisfy our future cash needs through our existing cash, cash equivalents and short-term deposits, the net proceeds from the current offering, loans, debt or equity financings, or by out-licensing applications of our drug candidates. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to, one or more applications of our drug candidates. This may raise substantial doubts about our ability to continue as a going concern.

Off-Balance Sheet Arrangements

Except for standard operating leases, we have not engaged in any off-balance sheet arrangements, such as the use of unconsolidated subsidiaries, structured finance, special purpose entities or variable interest entities.

We do not believe that our off-balance sheet arrangements and commitments have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our current investment policy is to invest available cash in bank deposits with banks that have a credit rating of at least A-. Accordingly, a substantial majority of our cash and cash equivalents is held in deposits that bear interest. Given the current low rates of interest we receive, we will not be adversely affected if such rates are reduced. Our market risk exposure is primarily a result of foreign currency exchange rates, which is discussed in detail in the following paragraph.

Foreign Currency Exchange Risk

Our results of operations and cash flow are subject to fluctuations due to changes in foreign currency exchange rates. As discussed above, the vast majority of our liquid assets is held in USD, and a certain portion of our expenses are denominated in CHF. For instance, in 2019, approximately 40% of our expenses were denominated in CHF. Changes of 5% and 10% in the USD/CHF exchange rate would have increased/decreased our operating expenses by 2% and 4%, respectively. However, these historical figures may not be indicative of future exposure, as we expect that the percentage of our CHF denominated expenses will materially decrease in the near future, therefore reducing our exposure to exchange rate fluctuations.

We do not hedge our foreign currency exchange risk. In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

JOBS Act Accounting Election

We are an “emerging growth company.” Under the JOBS Act, an emerging growth company can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have irrevocably elected to avail ourselves of this exemption from new or revised accounting standards, and, therefore, will not be subject to the same new or revised accounting standards as public companies that are not emerging growth companies.

BUSINESS

Overview

We are an innovative biopharmaceutical company engaged in the discovery and development of novel, life-improving drug therapies to treat rare and complex CNS disorders. CNS disorders are a diverse group of conditions that include neurological, psychiatric, and substance use disorders. According to the World Health Organization and based on data from the Global Burden of Disease Report, resulting in a socio-economic burden of more than $317 billion annually in the United States alone. Additionally, CNS disorders are expected to account for approximately 15% of the global disease burden by 2020, the largest burden of any disease area. However, treatment options for these conditions are often limited, inadequate or nonexistent, and the development of new CNS treatments generally trails behind other therapeutic areas. We are pursuing the development of the next generation of CNS therapies with high medical impact to address this critical and growing unmet need. Our dual development strategy is designed to optimize the outcome of our clinical programs by developing new chemical entities from known molecules with strong scientific rationale, and also by re-defining previously approved molecules with well-established tolerability and safety profiles. We believe that our streamlined clinical development approach has the potential to advance rapidly through early-stage clinical trials, while carrying a lower development risk. We believe that lower development risk exists with respect to the development of our lead product candidates due to the use of mazindol, a CIV substance, which was previously marketed in the United States, Japan and Europe for obesity.

Our discovery platform focuses on single molecules that operate through multiple mechanisms designed to target the complexity of the CNS disease state. We believe that such a discovery platform may offer new treatment options for patients, and, in addition, our novel targets may provide a meaningful solution, including for those patients that are refractory to the currently available treatments. Our current focus is in the therapeutic areas of rare hypersomnia disorders (condition highlighted by EDS or excessive time spent sleeping) and complex neurodevelopmental disorders, and includes our two lead product candidates: Quilience, for the treatment of EDS and cataplexy associated with narcolepsy, and Nolazol, for the treatment of ADHD.

Quilience and Nolazol both contain mazindol as the active molecule in a proprietary controlled release formulation of mazindol. Mazindol has a well-established safety record from its long history of clinical use across the United States and Europe, where it was previously approved in its immediate release form for the management of obesity and was also widely used off-label and prescribed under compassionate use for the treatment of narcolepsy. It was marketed for nearly 30 years, into the early 2000s, before being voluntarily withdrawn from the market solely for commercial reasons and is no longer commercially available in these regions.

Quilience and Nolazol are being developed as separate and uniquely differentiated controlled release novel pharmaceutical products. Our proprietary controlled-release formulations are being designed to optimize the pharmacokinetic and pharmacodynamic properties of our lead product candidates with a rapid onset of action and prolonged controlled therapeutic effect, allowing for a daily oral dose that effectively provides consistent and long acting symptom control and designed to uniquely meet the needs of patients.

Leveraging our scientific insights and direct hands-on clinical experience, we are developing compounds that we believe have innovative mechanisms of action with positive therapeutic profiles and represent a differentiated treatment option to overcome the limitations of the current therapies. For example, Quilience and Nolazol are novel agents that differ from the available treatments in their apparent multi-targeted mechanism of action. In addition to their action as a triple monoamine reuptake inhibitor that simultaneously blocks serotonin, norepinephrine, and dopamine transporters, our small molecule lead product candidates that quickly penetrate the blood brain barrier, also target the orexin pathway as a selective (in relation to the orexin-1 receptor) partial agonist of the OX2R. This activity could provide cortical regulation of the lower brain, and thereby lead to improved attention and inhibitory control. Orexin neurons are multi-tasking neurons that serve as key modulators to several vital functions, including sleep-wake states, attention, feeding behavior, energy homeostasis, reward systems, cognition and mood. A drug that targets orexin could potentially increase arousal in individuals with ADHD, which could be useful in individuals who have a low level of arousal or motivation, as is not infrequently the case in individuals with ADHD. To the best of our knowledge, no currently available medications for ADHD have effects on the orexin system. In addition to narcolepsy and ADHD, we believe that our lead product candidates may have therapeutic potential across a range of diverse CNS conditions.

We have assembled a world-class management team across the United States and Europe with significant industry experience and a successful track record to lead the development of our product candidates. We complement our management team with a group of scientific and clinical advisors that includes internationally recognized North American and European experts in CNS disorders, including the areas of our current focus, rare hypersomnolence and complex neurodevelopmental disorders.

Our Development Pipeline

In addition to our lead product candidates, Quilience and Nolazol, we are building a pipeline of product candidates at various stages of development that further complement our rare hypersomnia and complex neurodevelopmental disorder franchises. Additionally, we intend to continue to invest in our discovery research and development programs, with the goal of adding promising new compounds and indications to our drug development pipeline. The overall scope and drive of our discovery and development focus is shown below.

Our Strategy

Our goal is to continue building a differentiated, global biopharmaceutical company that is patient-focused in the development of transformative therapies that address critical unmet needs in rare and complex CNS disorders.  Key elements of our business strategy include the following:

●

Efficiently advance our lead product candidates, Quilience and Nolazol, through marketing approval. Our goal is to expeditiously progress our lead product candidates, Quilience and Nolazol, into Phase 3 clinical trials. We plan to first advance Quilience into registrational studies to support approval, followed by Nolazol. If successful, we plan to initially file for marketing approval in the United States and the EU for Quilience and subsequently in the United States for Nolazol.

●	Reduce clinical and regulatory risk, limit development costs, and accelerate time to market. Our lead product candidates, Quilience and Nolazol, incorporate a known molecule with a long history of clinical use and a well-characterized safety profile that has allowed us to rapidly complete early clinical development. This strategy also allows us to potentially seek FDA approval using the 505(b)(2) regulatory pathway.

●

Develop products with differentiated pharmacological profiles. We are developing products with novel, multi-targeted mechanisms of action. For example, Quilience and Nolazol utilize a dual, novel mechanism of action, resulting in a unique pharmacological profile targeting multiple CNS pathways. We believe that products with clearly differentiated features, as compared to currently available drug therapies, will be attractive to patients and physicians and will provide us with a competitive commercial advantage.

●

Maximizing the therapeutic potential of our existing targets and product candidates. Given the central physiological roles played by the distinct targets of our lead product candidates, we believe that there is significant potential for us to address multiple indications and our goal is to expand the therapeutic and commercial potential of our existing product candidates to additional indications. For example, we would plan to explore the development of Quilience for the treatment in idiopathic hypersomnia.

●

Deploy our value-driven approach to broaden our product portfolio. Our team has extensive experience in CNS research and a strong record of publication in high-impact peer-reviewed journals and we plan to develop additional product candidates to treat indications with a high unmet medical need, and may seek to in-license from or collaborate with third parties to develop product candidates that we believe are highly differentiated, promising therapeutic candidates. Our scientifically rigorous approach to evaluating new opportunities includes a robust asset evaluation of key factors, including the unmet medical need, biological rationale, safety profile, feasibility of clinical development, potential for expedited development, regulatory approval, intellectual property position, competitive landscape and commercial potential.

Relationship Between Narcolepsy and ADHD

Narcolepsy and psychiatric disorders have a significant but unrecognized relationship in which the two can coexist. However, narcolepsy is frequently misdiagnosed initially as a psychiatric condition, contributing to the protracted time for accurate diagnosis and treatment. Narcolepsy is a disabling neurological condition that carries a high risk for development of social and occupational dysfunction. Deterioration in function associated with narcolepsy may lead to the secondary development of psychiatric symptoms and inversely, the development of psychiatric symptoms can lead to the deterioration in function and quality of life. The overlap in treatments may further enhance the difficulty to distinguish between diagnoses.

ADHD is the most common neurobehavioral disorder characterized by symptoms of inattention, impulsivity and hyperactivity with an estimated prevalence rate of approximately 4-12% worldwide, as reported by the paper, “Understanding Attention Deficit/Hyperactivity Disorder From Childhood to Adulthood,” by Drs. Timothy E. Wilens and Thomas J. Spencer, which on the surface may appear to be the opposite of narcolepsy; however, there is actually significant clinical similarity. There have been cumulative data about sleep problems in children and adolescents with ADHD. It has been reported that children with ADHD had a higher rate of restless sleep, impaired sleep, and daytime sleepiness than children without ADHD. However, it is unclear whether excessive daytime sleepiness in ADHD is due to nocturnal sleep disturbances or primary vigilance disorders because shorter sleep onset latency is assessed by the Multiple Sleep Latency Test (MSLT) (an objective physiologic measure of sleepiness), in ADHD than in the control group irrespective of the presence/absence of sleep disturbances.

On the other hand, problems with sleep may represent an intrinsic component of ADHD. The presence of ADHD symptoms in children and adolescents with narcolepsy has been found to be about two-fold higher than in the general control population and adults with narcolepsy have been found to have a much greater likelihood of having a diagnosis of ADHD in childhood compared to the general control population. Hyperactivity seen in ADHD may, in fact, be a compensatory response for individuals who are under-aroused or sleepy and ADHD symptoms contribute to poor quality of life and increased frequency of depressive symptoms, similar to narcolepsy. All of the treatments used in ADHD have mechanistic overlap with treatments used in narcolepsy for excessive daytime sleepiness and researchers suggest that the symptoms of excessive daytime sleepiness, fatigue, and sleep fragmentation may be the cause for ADHD symptoms, which is consistent with similar findings in other hypersomnia disorders.

Our Portfolio and Lead Product Candidates

Quilience for Treatment of Excessive Daytime Sleepiness and Cataplexy in Narcolepsy

Narcolepsy is a rare chronic primary sleep disorder characterized by four main symptoms:

●	EDS: In general, EDS interferes with normal activities on a daily basis, whether or not a person with narcolepsy has sufficient sleep at night. People with EDS report mental cloudiness, a lack of energy and concentration, memory lapses, a depressed mood, and/or extreme exhaustion.

●	Hallucinations: Usually, these delusional experiences are vivid and frequently frightening. The content is primarily visual, but any of the other senses can be involved. These are called hypnagogic hallucinations when accompanying sleep onset and hypnopompic hallucinations when they occur during awakening.

●	Sleep paralysis: This symptom involves the temporary inability to move or speak while falling asleep or waking up. These episodes are generally brief, lasting a few seconds to several minutes. After episodes end, people rapidly recover their full capacity to move and speak.

●	Cataplexy: This symptom consists of a sudden loss of muscle tone that leads to feelings of weakness and a loss of voluntary muscle control. It can cause symptoms ranging from slurred speech to total body collapse, depending on the muscles involved, and is often triggered by intense emotions such as surprise, laughter, or anger.

Nearly all patients diagnosed with narcolepsy require lifelong treatment to combat the daily and debilitating symptoms, yet, most continue to suffer because of the current gap between their medical needs and effective treatments. To the best of our knowledge, there is currently only one FDA approved treatment for cataplexy, sodium oxybate (Xyrem), and although marked with significant limitations, it is expected to generate revenues of over $1.64 billion in 2019 based on a press release and 2019 financial guidance issued by Jazz Pharmaceuticals plc.

Quilience, our lead product candidate, represents a novel approach to the treatment of the two principal symptoms in narcolepsy, excessive daytime sleepiness and cataplexy. As an agonist of the OX2R and a triple monoamine reuptake inhibitor, we believe that Quilience reflects a scientifically supported and novel mechanism of action to address the shortcomings of the available therapies and the unmet needs of patients. Quilience is being designed as an oral, once-daily treatment, intended for long-term use with a desirable balance of efficacy, safety and tolerability.

We also anticipate developing Quilience for broader hypersomnia indications, such as idiopathic hypersomnia, where there is a critical unmet need and no currently approved treatments available, in addition to other disorders, such as neurocognitive disorders implicated by excessive daytime sleepiness.

Quilience has been granted orphan drug designation by both the FDA and European Commission for the treatment of narcolepsy and if approved for marketing in adults, this designation is expected to provide us with 7 years and 10 years of market exclusivity in the United States and Europe, respectively, and with the potential for additional market exclusivity, if and when further developed and approved in pediatrics. Additionally, we have filed an international patent application under the Patent Cooperation Treaty, or PCT, for a novel, proprietary CR formulation, and, if granted, may provide patent protection through 2037 in the United States. We held a pre-IND meeting with the FDA with written guidance in December 2016 and we plan to submit for our IND by the end of 2019. Additionally, we received scientific advice with protocol assistance from the EMA in March 2017 and are planning for the development of the Clinical Trial Agreement submission, which upon approval, will allow for clinical trials to begin in the EU. We plan to pursue an expedited development program with the FDA under the Breakthrough and Fast Track programs, as well as a similar program, the Priority Medicine, or PRIME, scheme with the EMA. Collectively, these programs are designed to expedite the development and review of drugs intended to treat serious conditions and fill an unmet medical need. The Breakthrough program, in particular, is reserved for product candidates with preliminary clinical evidence indicating the potential for a substantial improvement over available therapy. We believe Quilience may qualify for these programs based on positive real-world evidence using the same outcome measures utilized in Phase 3 clinical trials, its novel mechanism of action, and the limited availability of therapies that effectively treat both cataplexy and excessive daytime sleepiness in narcolepsy. Additionally, we are planning to leverage the demonstrated biological activity of the active molecule in Quilience to further expedite the clinical development, as well as drawing on the safety and tolerability data from our ADHD program to support our clinical development efforts of Quilience and the FDA’s previously approved safety in the management of obesity through the 505(b)(2) regulatory pathway. See “Business – Government Regulation and Product Approvals” for additional information.

We believe that previous off-label use of Quilience’s active molecule, mazindol, in treating narcolepsy, which was prescribed under a regulatory authorized compassionate use program in France for 17 years in patients who failed to respond or could not tolerate the available approved treatments, supports our development of Quilience. We believe this positive real-world evidence in improving both EDS and reducing cataplexy episodes demonstrates the potential of Quilience to provide an effective treatment for patients suffering from narcolepsy, and notably, also the potential to provide a solution for patients who have not had a successful outcome with approved treatments, such as sodium oxybate, modafinil, methylphenidate-based, and amphetamine-based products. If approved, Quilience could be the first new therapy in nearly two decades approved by the FDA for the treatment of cataplexy and only the second therapy ever approved by the FDA for treating cataplexy since narcolepsy was first identified in the late 1800s.

In most patients, narcolepsy is caused by the permanent loss of orexin (also called hypocretin), which has been identified as the major regulator in the brain that modulates the stability of the sleep-wake cycle. Individuals with narcolepsy often emphasize that their symptoms go beyond falling asleep during the day and report feeling chronically tired, fatigued, or sleep deprived and also struggle with cognitive difficulties that interfere with their ability to perform at work or school and devastating cataplexy attacks that can be debilitating and frightening. These impairments are associated with an increased risk of accidents, trauma, and difficulties in maintaining personal relationships. The economic burden of narcolepsy is also extensive and people with narcolepsy have above-average rates of health care visits, medication use, and unemployment, and those employed have lower income levels. According to the Narcolepsy Network, narcolepsy affects an estimated 1 in every 2,000 people in the United States, which equates to 200,000 patients in the United States and 3 million worldwide; however, it is estimated that only 25% of those living with narcolepsy have been diagnosed and are receiving treatment. Most people with narcolepsy begin having symptoms in their teenage years, but the diagnosis is usually not made until adulthood, suggesting that narcolepsy is both an underdiagnosed and an undertreated disorder.

While symptomatic improvement is possible, patients’ needs are usually not met and the therapeutic effects of the currently approved treatments remain inadequate for most patients, including lack of symptom control, variable efficacy, rebound sleepiness and rebound cataplexy, troublesome side effects, inconvenience, and high potential for abuse. Given the considerable burden of the condition, the adverse effects on the health of narcolepsy patients, and the limitations of available medications, there is a critical unmet need for additional treatment options.  Quilience is a triple monoamine reuptake inhibitor and partial agonist of the OX2R that may mimic the natural sleep-wake process by activating and further enhancing the brain mechanisms that promote and regulate wakefulness. We believe Quilience may bridge this considerable treatment gap and that the current narcolepsy landscape may provide an opportunity to establish ourselves as a leader in this space.

Real-World Evidence in Narcolepsy

The use of real-world evidence may improve the quality and efficiency of clinical development and clinical trial design, with the potential to accelerate the development of therapies that may provide meaningful benefits to patients. Real-world evidence is the analysis of real-world data, which can originate from sources such as compassionate use programs, and may provide a more complete picture of patient experience to inform patient-focused drug development, and support the advancement of randomized, placebo-controlled clinical trials to support a marketing application.

While no longer commercially available in the United States or Europe, the active molecule in Quilience, mazindol, was previously widely used off-label and for several decades for the treatment of narcolepsy. Additionally, it was prescribed under a long-term compassionate use program administered and regulated by ANSM (L’agence nationale de sécurité du medicament et des produits de santé), the national agency in France responsible for overseeing the safety of medicines and health products, helping to address the unmet needs of patients who did not initially respond, later failed or were unable to tolerate the approved available therapies, such as modafinil, methylphenidate, sodium oxybate, and amphetamine-based products. This compassionate use program ran for 17 years, ending in 2016 due to unavailability of the product, and more than 200 patients with narcolepsy who were refractory to available treatments were prescribed mazindol for the treatment of excessive daytime sleepiness and/or cataplexy.

A retrospective, multi-center, observational study of this real-world data, financed by the French Health Ministry, and conducted in part by certain members of our team and members of our Scientific Advisory Board (prior to their work with us), was performed to evaluate the effectiveness and safety of mazindol in real-world, clinical practice. A total of 94 patients with narcolepsy, including adults and children, with a mean 30 months of treatment exposure were included in the analysis to evaluate the effectiveness of mazindol on improving excessive daytime sleepiness. Mazindol noticeably improved excessive daytime sleepiness (p<0.0001), as measured by the Epworth Sleepiness Score, or ESS. The ESS is a validated patient-reported measure of the patients’ recent likelihood of falling asleep in everyday activities and is the same primary outcome measure widely used in Phase 3 clinical trials. An analysis was also performed assessing the effectiveness of mazindol in controlling cataplexy in 62 patients and demonstrated a statistically significant reduction in the frequency of cataplexy episodes (p<0.0001). This retrospective study with analysis of real-world data, provides positive real-world evidence that the treatment was well-tolerated and effective, in terms of improvement in excessive daytime sleepiness and the reduction in cataplexy events, with a conclusion of an overall positive benefit-risk ratio in the majority of patients.

Narcolepsy Overview and Market Opportunity

Narcolepsy is the inability to stay awake and arises from the dysregulation of the sleep-wake cycle, and in most individuals is thought to be caused by an immune system mediated destruction of brain cells that contain orexin. Orexin is a neuropeptide and is critical to the maintenance of wakefulness, continuity of sleep and coordination of the timing and features of REM sleep. Narcolepsy is often debilitating and incapacitating for those affected and with no known cure, it usually requires life-long symptomatic treatment. Narcolepsy symptoms significantly interfere with and cause a negative impact on cognitive, psychological and social functioning and can greatly affect daily activities.

The clinical hallmark of narcolepsy is excessive daytime sleepiness, which is present in all narcolepsy patients and is generally the first symptom to occur. Excessive daytime sleepiness manifests as sudden irresistible bouts of sleep throughout the day, which can strike at any time, leading to inadvertently falling asleep during a variety of situations, such as while at work or at school, when having a conversation, playing a game, eating a meal, or, most dangerously, when driving or operating other types of machinery. A prominent and distinctive symptom of narcolepsy is cataplexy, which occurs in approximately 70% of those with narcolepsy. Although the severity of cataplexy is variable, it can be very frightening and usually causes additional disability. In addition to cataplexy, individuals with narcolepsy may also have symptoms indicative of altered REM sleep. REM sleep is normally characterized by dreaming and muscle paralysis that prevents an individual from acting out their dreams. In narcolepsy however, REM sleep can occur at any time of day and elements of REM sleep can mix into wake, manifesting as cataplexy, hallucinations that occur when going to sleep or upon waking, and sleep paralysis, a transitional state between wakefulness and sleep, in which one is aware but cannot move, speak, or react.

In addition to excessive daytime sleepiness, cataplexy and other symptoms of altered REM sleep, people with narcolepsy are prone to gain significant weight, which may be due to the loss of orexin. Soon after narcolepsy onset, children can rapidly gain 5–15 kg (approximately 11 to 33 pounds) and adults are often overweight or obese, despite normal caloric intake and activity levels. Given that the active molecule in Quilience was previously approved for the management of obesity and its multifunctional mechanism of action that targets two pathways known to be implicated in obesity, Quilience may also help to counter this negative effect of weight gain associated with narcolepsy.

Prevalence

According to the European Narcolepsy Network, Narcolepsy affects only 20 to 40 out of every 100,000 people; however, it is estimated that only one out of four people living with narcolepsy have been properly diagnosed. Although it usually has an early age of onset during the adolescent years, a diagnostic delay that often exceeds 10 years from the time of symptom onset suggests that narcolepsy is both under underdiagnosed and under treated. This delay may result from several factors, including lack of clinician and patient recognition of the signs and symptoms of narcolepsy and leading to multiple physician visits before receiving a diagnosis, as well as misdiagnosis of narcolepsy as another condition, such as epilepsy, depression, or ADHD, which further delays treatment.

Current Treatment Landscape and Therapy Limitations

Until a cure is available, the current treatment of narcolepsy focuses on symptom control, with the goal of keeping the patient alert during the day, primarily by improving EDS and minimizing the occurrence of cataplexy.  More than 90% of individuals with narcolepsy require chronic use of medication to manage symptoms, in order to allow for important everyday activities to be performed safely, such as attending school, going to work and caring for a child.

The current available treatment options require the careful balancing of the drug’s efficacy, convenience of administration, development of drug tolerance, adverse effects, comorbidities, monitoring for evidence of drug abuse, and new life circumstances, such as school, pregnancy and parenthood. In narcolepsy, several classes of drugs are used for the treatment of excessive daytime sleepiness, including a CNS depressive agent, wake-promoting agents, a histamine 3 receptor antagonist/inverse agonist, and CII controlled stimulants; however, only sodium oxybate (Xyrem) is approved by the FDA for the treatment of cataplexy.

Sodium oxybate (Xyrem) is the legally manufactured form of gamma hydroxybutyrate an illicit drug of abuse. It is the only FDA approved treatment for cataplexy and is also approved for excessive daytime sleepiness, and as such, is often used as a first-line therapeutic. While it has been reported to have a positive impact for patients, sodium oxybate also has many challenges with significant limitations that can often impede its use. As a severe CNS depressant with a rapid onset of sedation with both hypnotic and amnestic effects, it is abused to incapacitate victims for sexual assault. Sodium oxybate is a CIII controlled drug and with the potential for an adverse outcome, it is further subject to higher Schedule I controls for abuse and is only available through an FDA imposed restricted-access REMS program. It carries a Black Box warning for respiratory depression and abuse, which can lead to seizures, decreased consciousness, coma and death, and at doses lower than those used to treat narcolepsy. The occurrence of experiencing adverse effects is more common with sodium oxybate compared to other medications used in narcolepsy and adverse effects, even at recommended doses, include nausea, confusion, CNS and respiratory depression, neuropsychiatric depression and confusion, bed-wetting, sleepwalking, automatic behaviors, and involuntary movements. Sodium oxybate has a short half-life and is administered in a split dose, once at bedtime and again two and a half to four hours later, which can be difficult for patients to manage. In addition, generally, an extensive titration period is required, which can take upwards of seven months to achieve a complete optimal response.

Many patients with narcolepsy have cardiovascular risk concerns, including hypertension, and treatment with sodium oxybate contributes 1,100-1,640 milligrams, or mg, to an individual’s daily sodium intake, in comparison to a total daily intake of 1500 mg as recommended by the American Heart Association. Additionally, life-style changes are also often needed when being treated with sodium oxybate, including the avoidance of alcohol and other medications that may cause sedation and due to its profound sedation and hypotonic effects, a change in living arrangements may be needed if living alone or the need to seek different and multiple treatment options when becoming a parent. Yet, despite these severe limitations, as the only FDA approved treatment for cataplexy, Xyrem continues to be the market leader in the United States.

Our Solution: Quilience for Narcolepsy - A Well-Suited Approach for the Disease Pathology

Narcolepsy is a debilitating neurological disorder and the currently available treatment options are not considered sufficiently effective for most patients. This is highlighted by the results of the recent 2018 “Know Narcolepsy Survey,” conducted by Versta Research, that emphasizes the continuing and substantial burden of narcolepsy with an astonishing 88% of patients indicating that their current treatments are not effectively managing their symptoms.

Only one drug has been approved by the FDA for the treatment of cataplexy, and it is marked with significant limitations often impeding its use. Quilience has a mechanism of action that is distinct from existing and emerging therapies and we believe, that if approved, Quilience, will represent a substantial improvement to existing treatments. The positive real-world evidence of its active molecule and novel mechanism of action, which may restore orexin signaling in the brain and further enhance monoamine availability in promoting wakefulness and reducing cataplexy, has the potential to be a breakthrough treatment and thereby offering a significant treatment advancement.

Quilience Label Expansion

Following our current focus on the development of Quilience for narcolepsy, we are also potentially planning to develop Quilience for the treatment of idiopathic hypersomnia, a rare and chronic hypersomnia disorder for which there is currently no effective or approved treatments available. Its hallmark symptom is chronic excessive daytime sleepiness and a craving to sleep during the day, regardless of how many hours slept at night, which results in such persons taking daytime naps that are usually long and not refreshing. Individuals with idiopathic hypersomnia struggle to wake, despite setting multiple alarms and may have difficulty rising from bed, called sleep inertia. Sleep inertia also includes feelings of grogginess upon waking and can result in impaired alertness and interfere with the ability to perform mental or physical tasks. Similar to narcolepsy, people with idiopathic hypersomnia may also suffer from hallucinations and sleep paralysis when going to bed or upon waking.

The active molecule in Quilience was also prescribed under compassionate use for the treatment of idiopathic hypersomnia, providing positive real-world evidence of its benefit in improving excessive daytime sleepiness specifically in patients with idiopathic hypersomnia. We plan to request orphan drug designation from both the FDA and the European Commission by the end of 2019 for the treatment of idiopathic hypersomnia, and if granted and later approved for marketing, this designation is expected to provide us initially with 7 years and 10 years of market exclusivity in the United States and Europe, respectively. Additionally, we have filed an international patent application under the PCT, for a novel, proprietary CR formulation, and, if granted, may provide patent protection through 2037 in the United States.

Development Strategy

After this offering, we intend to hold meetings with the FDA and EMA to confirm all necessary details, along with targeted alignment between these agencies, and we plan to initiate two pivotal clinical trials with the expected commercial formulation in 2020.

The first clinical trial is planned to begin in the second quarter of 2020 at multiple centers in the United States and Europe. This randomized, double-blind, forced-dose titration study in narcolepsy patients will evaluate 3 doses of Quilience, as compared to placebo, with primary outcome measures for excessive daytime sleepiness and cataplexy. The second clinical trial is planned to begin later in 2020, following an interim review of the data from the first pivotal study to select the best dose for use in narcolepsy patients. This double-blind, randomized study will also be conducted at multiple centers in the United States and Europe and will evaluate excessive daytime sleepiness and cataplexy as compared to placebo and an active comparator.

Nolazol for the Treatment of ADHD

Nolazol is a triple monoamine reuptake inhibitor and orexin receptor-2 partial agonist and its unique pharmacological profile is expected to yield import benefits compared to existing treatments of ADHD. Enhancing the function of the three neurotransmitters well-known to be implicated in ADHD, norepinephrine, dopamine and serotonin, along with its activity on the orexin-2 receptor, Nolazol may produce an optimal reduction in ADHD symptoms over available treatments.

Nolazol is supported by our positive pilot clinical trial with mazindol in children with ADHD and a positive Phase 2 clinical trial in adults with ADHD, that met all primary and secondary study endpoints and was well-tolerated. A robust effect on ADHD symptoms was demonstrated with a large placebo-adjusted effect size of 1.09 in the investigator-rated ADHD symptom scores.

Although more than 25 different products have been approved by the FDA since 1937 for the treatment of ADHD, many of which are no longer available, there still continues to be a large treatment gap with no optimal treatment currently available. Physicians, patients and their caregivers press for improved treatment options to address key shortcomings with the currently available treatments, including the need for a more tolerable safety profile, more consist efficacy with no rebound effect, and the need for lower risk of abuse, dependence, and misuse.  Currently, doctors, patients, and caregivers must choose between treatments that may be effective, but come with significant safety liabilities, such as high potential for abuse and risk of diversion coupled with tight restrictions on writing and filling prescriptions; or treatments that are unscheduled but are also typically less effective. Nolazol has the potential to close this treatment gap and address this unmet medical need by providing stimulant-like efficacy, with increased safety in terms of tolerability and a low potential for abuse.

ADHD Overview and Market Opportunity

ADHD is a chronic neurodevelopmental disorder affecting children, adolescents and adults and is characterized by an ongoing pattern of inattention and/or hyperactivity-impulsivity and is associated with clinically significant impairments in executive functioning. In addition, ADHD is one of the most commonly diagnosed neurodevelopmental disorders in school-age children and it often persists into adulthood. It is characterized by symptoms of inattention and/or hyperactivity-impulsivity, and affects cognitive, academic, behavioral, emotional, and social functioning. An estimated 8.4% of children and 5% of adults in the United States have a current diagnosis of ADHD, and if left untreated can lead to poor occupational and psychosocial outcomes. In the United States, the ADHD market was $9.2 billion in 2018, with ADHD being the 12th most prevalent therapeutic indication for dispensed prescriptions and is predicted to grow at a 6.4% compounded annual growth rate until 2030 based on a new report by Grand View Research, Inc. Across the lifespan, ADHD may impede cognitive functioning as well as mental health and development and can have a significant social impact on patient’s lives, causing disruption at school, work, and in relationships and can also be associated with risk-taking or criminal behavior and other far-reaching effects on wider society. Over the past eight years, ADHD diagnoses have increased 30% in the United States, a trend indicating the need to focus on the diagnosis and treatment for a growing number of diagnosed patients.

The Centers for Disease Control and Prevention reports that 6.1 million, or 9.4%, of children and adolescents in the United States have ever been diagnosed with ADHD and 5.4 million, or 8.4%, have a current diagnosis, and 62% take medication, while 47% receive behavioral therapy and 23% receive no treatment at all. Additionally, ADHD is the second most impactful condition affecting children and adolescent health in the United States, as measured, by the Blue Cross Blue Shield Health Index and children diagnosed with ADHD struggle with paying attention, controlling impulses and being overly active. Social skills in children with ADHD often are significantly impaired. Problems with inattention may limit opportunities to acquire social skills or to attend to social cues necessary for effective social interaction, making it difficult to form friendships. Hyperactive and impulsive behaviors may result in peer rejection. The negative consequences of impaired social function, such as poor self-esteem, increased risk for depression and anxiety, may be long standing.

Once believed to only affect children and adolescents, ADHD is now well understood to be a lifespan disorder that persists into adulthood in up to 65% of patients affecting 1 out of 30 adults worldwide, as disclosed by the ADHD Institute, an educational platform developed and funded by Takeda, and, based on our own assessments based off of data from the U.S. census Bureau, there are approximately 11 million adults in the United States with ADHD. Adult ADHD is often characterized by recurrent problems with restlessness, impulsivity, problems with time management and finances, as well as problems regulating emotions. Rather than being hyperactive like children, adults with ADHD report experiencing an internal sense of fidgetiness and restlessness and with signs of inattention more apparent through problems communicating with others. Upon entering the job market, many adults also experience obstacles in employment, and are at increased risk to be terminated due to repeated tardiness or absenteeism. Such difficulties contribute to poorer employment outcome, and a lower likelihood of being employed in professional environments. Adults with ADHD often find it difficult to generate effective solutions to social problems and these deficits in social cognition can increase the likelihood of peer rejection, and social isolation, adding to struggles with depression and social anxiety.

Throughout an individual’s lifetime, untreated ADHD can increase the risk of psychiatric disorders, educational and occupational failure, accidents, criminality, social disability and addictions and ADHD treatment is usually initiated with stimulants, such as amphetamine and methylphenidate-based products. While these drugs may provide a generally effective treatment option for patients, they also have serious safety concerns and are misused recreationally with both diversion and abuse being a common and significant risk. As a result, they are controlled substances and classified under the CSA as CII stimulants. Consequently, they all carry an FDA imposed boxed warning, commonly referred to as a “Black Box”, on the drug label to call attention to these serious or life-threating risks. Further, not all individuals respond optimally to or can tolerate CII stimulants and their use is contraindicated in numerous patients, including those with tics, anxiety and other certain psychiatric disorders, cardiovascular concerns, substance use disorder, or stimulant refusal. A few non-stimulant treatment options are available; however, their efficacy is not as robust and their tolerability profile is not necessarily improved when compared to CII stimulants. In addition, the few non-stimulant treatments available are generally considered as a second-line treatments and are often used in conjunction with CII simulants rather than as a therapy that uses one type of treatment, commonly referred to as a monotherapy.

The availability of a treatment that has robust efficacy on par with CII stimulants and that is well tolerated with lower potential for abuse, while offering improved safety (compared to other available CII treatments), represents, what we believe, is an important unmet need to persons with ADHD. The magnitude of the treatment effect demonstrated in our Phase 2 study is comparable to what is typically seen with the leading CII stimulants, and, mazindol, the active molecule in Nolazol, is currently a schedule IV controlled substance under the CSA, meaning it has an already established low risk of abuse. We believe Nolazol may be the transformative treatment for ADHD that physicians and patients have been waiting for, by providing a treatment with similar efficacy as CII stimulants, but with potentially improved safety and tolerability as a CIV stimulant.

We have a robust method of use patent for Nolazol for the treatment of ADHD expiring in August 2028 in the United States and in December 2027 in Europe. Additionally, we have filed an international patent application under the PCT, for a novel, proprietary CR formulation, and, if granted, may provide patent protection through 2037 in the United States.

Diagnostics and Patient Sub-Types

Healthcare providers use the guidelines in the American Psychiatric Association’s Diagnostic and Statistical Manual, Fifth Edition, or DSM-5, to help diagnose ADHD and this diagnostic standard helps ensure that people are appropriately diagnosed and treated for ADHD. The DSM-5 identifies three sub-types and each presentation is distinguished by a distinct set off symptoms that physicians use to diagnose the condition. The three presentations are: (1) Predominantly Inattentive; (2) Predominantly Hyperactive-Impulsive; and (3) Combined Presentation.

The diagnostic evaluation for ADHD includes a comprehensive medical, developmental, educational, and psychosocial evaluation. This comprehensive evaluation is necessary to confirm the presence, persistence, pervasiveness, and functional complications of core symptoms, exclude other explanations for core symptoms and identify coexisting emotional, behavioral, and medical disorders. In order to meet criteria for ADHD, core symptoms must also impair function in academic, social, or occupational activities.

Two-thirds of individuals with ADHD have at least one other neurodevelopmental, psychiatric, or other CNS disorder, including anxiety, depression, autism, and sleep disorders. Substance use disorder is a common comorbidity associated with ADHD and may have a direct underpinning in the pathophysiology of the disease, amplifying the need for treatment options with a lower risk of abuse.

Adults with ADHD, with a delayed diagnosis in adulthood, are often are diagnosed after several attempts to find treatment for comorbid disorders, such as depression, substance abuse, sleep disturbances, or anxiety. The presentation in adults is typically related to problems with work, disorganization, and tendency to procrastinate, as well as anxiety, sleep disorders, and impulsivity.

We believe Nolazol could provide a transformative treatment option for all individuals with ADHD and further could draw substantial market share from patients who have failed or couldn’t tolerate stimulants; current patients, or their parents, with concerns with stimulant use; current patients seeking the convenience of a CIV product compared to a CII product, allowing for generally no limitations on quantity, the ability to refill, phone-in prescriptions, and less frequent office visits; individuals were abuse and/or diversion is a prominent concerns; and individuals or parents of individuals diagnosed with ADHD who have avoided treatment due to stimulant concerns and the associated stigma.

Current Treatment Landscape and Therapy Limitations

Although there is no cure for ADHD, medications may help to reduce symptoms and improve functioning. The current treatment options for ADHD can be broadly classified as either amphetamine or methylphenidate-based stimulants or as non-stimulants. Based on data that we have collected, we believe that stimulants represent a majority of the ADHD drug market in the United States, with a market share of approximately 90%.

Amphetamine and methylphenidate-based products are all classified under the CSA as CII stimulants, due to their high potential for abuse and the risk of severe psychological or physical dependence. These drugs are heavily controlled under U.S. federal and state laws, and are subject to criminal sanctions for abuse, diversion and misuse and require a CII level prescription, and despite being a chronic disorder and need for daily medication, this limits the quantity to a 30-day supply and is also not refillable. Consequently, all CII stimulants contain Black Box warnings, similar to narcotics such as fentanyl and oxycodone, which are also CII substances. In addition, CII stimulants have the potential for numerous adverse effects, as indicated by their warnings of serious cardiovascular reactions such as sudden death, stroke, and heart attack, psychotic or manic symptoms in patients with no prior history, and are associated with peripheral vasculopathy, including Raynaud’s phenomenon. CII stimulants are also sleep-affecting drugs and shorten total sleep time, increase the time it takes to fall asleep, adversely impact the ability to stay asleep, and increase daytime sleepiness.

The long-term use of prescription stimulants has been widely reported to cause drug tolerance, which is the loss of efficacy over time and requires a complete change in treatment, or an increased dose of the existing treatment, or the add-on of another medication to the existing treatment in order to achieve therapeutic effectiveness. This leads to an increased risk of developing serious adverse effects that are unrelated to ADHD. Another concern in treating patients with CII stimulants is the potential “rebound effect” that occurs when the medication wears off, resulting in the return of ADHD symptoms and which may also occur in an amplified form. In children especially, this often triggers increased irritability and/or aggressive behavior and the rebound in children and adults may be exacerbated by multiple drug administrations, often used to obtain the desired duration of effect or to address drug tolerance. Additionally, studies have highlighted that primary limitations of CII stimulants are intolerable adverse effects that interfere with patient adherence rates and sub-optimal efficacy with the onset of drug tolerance.

According to an article published in 2002 in the Journal of the American Academy of Child & Adolescent Psychiatry, “Practice Parameter for the Use of Stimulant Medications in the Treatment of Children, Adolescents, and Adults,” approximately 30% of patients do not respond adequately to or have dose-limiting adverse effects with CII stimulants. Additionally, certain patients, or parents of patients, prefer not to use CII stimulants due to their stigma and known abuse potential. There are a few non-stimulant treatments available, such as atomoxetine (Strattera), clonidine (Kapvay), and guanfacine (Intuniv), that were developed to address this need; however, their efficacy is sub-optimal to stimulants and while unscheduled, their overall safety profile does not necessarily provide an improvement to CII stimulants.

Strattera, a norepinephrine reuptake inhibitor, was the first non-stimulant treatment option for ADHD and while its initial launch started strong, underscoring the demand for an alternative to CII stimulants, sales steadily declined as patients and physicians found it to not be nearly as effective as CII stimulants. It is now considered a second-line treatment and is typically used as an alternative to CII stimulants for patients who have a substance abuse problem, family member with a substance abuse problem, tics, or intolerable side effects with CII stimulants.  Strattera carries a Black Box warning for increased risk of suicidal thoughts in children and adolescents and additional warning statements for liver damage. Moreover, Strattera takes 4 weeks to reach initial onset of action and 6-10 weeks to achieve full clinical effectiveness, related both to the prolonged titration needed and the delay in the onset of action of the compound. Today Strattera (branded and generic) has about 3.6% market share, despite initially climbing to nearly 20% following launch on the basis of being an alternative to CII stimulants.

Clonidine and Guanfacine are also non-stimulants and have the same mechanism of action as an alpha-2 adrenergic receptor agonist, and were both initially approved for managing blood pressure. They have not been proven safe or effective in adults and are mainly used in children and adolescents in conjunction with CII stimulants as an add-on therapy. As a monotherapy, they are usually reserved for children and adolescents who respond poorly after several trials of stimulants and Strattera, have unacceptable side effects with stimulants or Strattera, or have significant comorbid conditions limiting the treatment options to these products. These two drugs have not had significant commercial success, with a combined peak market share of about 5%.

Our Solution: Nolazol - The Efficacy of a CII Stimulant with Improved Safety and Tolerability

We believe a large market opportunity exists for a non-CII stimulant and that Nolazol has the right balance of safety and efficacy to address this unfilled need.

Given its unique binding profile, evidence of efficacy and safety demonstrated in our Phase 2 clinical trial, and low potential for abuse, we believe Nolazol could be transformative for the ADHD treatment landscape.  Nolazol is a triple reuptake monoamine reuptake inhibitor and also a partial agonist of the OX2R, which we believe is an important, unique and differentiating factor relative to other ADHD treatments. Overall, Nolazol has been safe and well-tolerated and there were no treatment-related serious adverse effects or discontinuations in any of our clinical trials. In terms of abuse potential, Nolazol has an already established low risk of abuse, as previously determined by the DEA when scheduled as a CIV substance, underscoring the awareness and agreement that Nolazol has a lower risk of abuse than CII stimulants. In addition, there are no expectations for a Block Box warning, which is another important differentiator relative to both CII stimulants and the current non-stimulants in use today to treat ADHD.

Our Phase 2 Study showed significant improvement in ADHD symptoms with similar efficacy as CII stimulants and with no clinically significant adverse effects over placebo, and in addition to its low potential for abuse and novel mechanism of action, we believe Nolazol represents a safer alternative to the CII treatments in use today, with comparable efficacy, improved safety, and a more effective treatment than the available non-stimulants.

Nolazol Clinical Trial Results

Phase 2 Clinical Trial

We completed a Phase 2 clinical trial in 2017 in the United States, in which Nolazol was well-tolerated and demonstrated statistically significant improvement over placebo. The trial met the primary and all secondary endpoints and had a robust effect on ADHD symptoms with a large placebo-adjusted effect size of 1.09 in the investigator-rated ADHD symptom scores. The magnitude of this effect was comparable to currently leading CII stimulants and considerably larger than the available non-stimulant treatment options.

Our Phase 2 study evaluated the efficacy, safety and tolerability of Nolazol in a randomized, double-blind, placebo-controlled, multi-center, parallel trial in 85 adults with a diagnosis of ADHD. Subjects were administered Nolazol or matching placebo once a day for six weeks, dosed flexibly during a 3-week double-blind optimization period, followed by a 3-week double-blind fixed dosing period. The figure below provides an overview of the study design.

Efficacy Results

The primary efficacy endpoint was the change from baseline in the total ADHD-RS score at Week 6, as compared to placebo, and measured by the clinician-administered ADHD Rating Scale with DSM-5 symptoms, or the ADHD-RS-5. ADHD-RS-5 is a standardized, validated test for measuring severity of ADHD symptoms and assessing response to treatment. The scale is based on the ADHD diagnostic criteria as defined in the DSM-5.

The primary endpoint was met, showing statistically significant improvement versus placebo, in favor of Nolazol. The least square, or LS, mean improvements in subjects’ scores from baseline were -18.9 for Nolazol and -5.7 for placebo, with a LS mean difference between Nolazol and placebo of -13.2 (95% CI,-18.7, -7.6). The results were found to be consistent across all sensitivity analyses, establishing that the large placebo-adjusted effect size of 1.09 was not biased by any of the statistical methods used.

In addition, Nolazol provided a significant reduction in ADHD-RS-5 scores starting as early as Week 1, which was also observed throughout the full treatment period. After 6 weeks of treatment, patients treated with Nolazol demonstrated more than three times the improvement in the ADHD-RS-5 total score symptoms as compared to placebo treated patients. The figures below summarize the results of the primary endpoint observed in our Phase 2 study.

A p-value is a conventional statistical method for measuring the statistical significance of experimental results. A p-value of less than 0.05 is generally considered to represent statistical significance, meaning that there is a less than 5% likelihood that the observed results occurred by chance. In the figure above and all subsequent figures where p-values are included, a p-value of less than 0.05 is represented by “*”. P-values of less than 0.01 or less than 0.001 are represented by “**” or “***” respectively, and are considered to have higher statistical significance.

Secondary efficacy endpoints included patient response to treatment, as measured by the reduction of the ADHD-RS-5 score by at least 30% and by at least 50% from baseline, and as measured by the Clinical Global Impressions-Improvement, or CGI-I. The CGI-I is a standardized and validated assessment used by the clinician to rate the severity of a patient’s illness and improvement over time. There was a significant improvement in ADHD-RS-DSM5 scores by Week 6 for Nolazol compared with the placebo. At Week 6, 70% of the Nolazol-treated patients, compared with 21% of the placebo-treated patients, had at least a 30% reduction in their ADHD-RS-5 score (p < 0.001), and 55% of the Nolazol-treated patients, compared with 15.8% of the placebo-treated patients, had at least a 50% reduction in their ADHD-RS-5 score (p = 0.002). There were significantly more “responders,” defined as a ≥ 30% reduction from baseline in ADHD-RS-5 scores, present in those receiving Nolazol compared with placebo at the first assessment point Week 1, and at each subsequent assessment. Furthermore, there were significantly more “excellent” responders, defined as a ≥ 50% reduction from baseline in ADHD-RS-5 score, compared with placebo present by Week 2 and at each subsequent assessment point. The excellent response by Week 2 was also evident in the CGI-I analysis, which indicated significantly more CGI-I responders on Nolazol compared with placebo on Week 2 and at each subsequent visit (p ≤ 0.003). The sensitivity analyses resulted in a similar magnitude of difference between Nolazol and placebo for all responder definitions. The figure below summarizes the patient responder results.

Safety and Tolerability

Nolazol was well-tolerated and there were no deaths or serious adverse events reported and no discontinuations in the Nolazol treated group due to adverse events or lack of efficacy. Adverse events reported were mild to moderate and the more prevalent reported events in the Nolazol treated group, as compared to placebo, included constipation, dry mouth, nausea, fatigue, somnolence, middle insomnia and heart rate increased. Relative to placebo, on Week 6, the Nolazol treated group had a minimal increase in diastolic and systolic blood pressure, a small increase in heart rate, and no significant changes in electrocardiography, or ECG, parameters. There were no remarkable findings on physical examination, hematology, serum chemistry, or urinalysis values from baseline to Week 6 between Nolazol and placebo groups. Mean weight loss of the Nolazol group was − 1.73 kg, compared to a mean weight increase for the placebo group of 1.07 kg.

Phase 1 Clinical Trial

We completed a Phase 1 randomized, open-label, cross-over clinical trial in the United States in 2016, which characterized the pharmacokinetics and evaluated the safety and tolerability of Nolazol following a single dose in the fasted and fed state in normal healthy adult subjects. Subjects received a single, fixed dose of Nolazol under fasted conditions in one dosing period and the same single, fixed dose 30 minutes prior to a high-fat breakfast in another dosing period. Nolazol demonstrated a predictable, dose-dependent, and linear pharmacokinetics profile. This study is intended to serve as the basis of our Phase 3 clinical trials, if any, by providing a preliminary understanding of the concentration-time profile of Nolazol under the fed and fasted conditions.

Food administered 30 minutes after administration of Nolazol resulted in similar exposure and a slightly lower peak concentration compared to administration in the fasted state, while the time to reach the peak concentration was similar in the fasted and fed states. These results suggest that our Phase 3 studies will not need to include dosing restrictions in terms of meal timing relative to dose administration, which is an important feature for increased compliance in ADHD patients. A definitive food-effect study with the final formulation of Nolazol will be conducted during the Phase 3 program. The figure below shows the pharmacokinetic curve of Nolazol under the fed and fasted conditions utilized in this clinical trial.

Nolazol was well-tolerated and there were no deaths, serious adverse events or withdrawals due to adverse events. Adverse events were reported in 30% of the Nolazol-treated subjects and included dizziness and somnolence and there were no clinically significant changes in laboratory values, ECG, blood pressure, or heart rate.

Phase 2 Pediatric Clinical Trial

A Phase 2 open-label pilot study in France was conducted in 2015 by Eric Konofal, one of our founders, and others while at Assistance Publique – Hopitauz de Paris, or AP-HP. This study evaluated the efficacy, safety, and tolerability of mazindol in 24 children, aged 9 – 12 years, and diagnosed with ADHD. All enrolled patents had a low rate of response to methylphenidate, which is a first-line treatment in children with ADHD. All patients received the same fixed dose of mazindol daily for seven days, followed by a three-week drug-free safety observation period. The mean change from baseline in the parent rated and clinician rated ADHD-RS-IV total score after 7 days of treatment was -24.1, with >90% improvement in ADHD symptoms from baseline (p<0.0001), pointing to an effective and long-acting treatment option. Additionally, the mean change in the parent rated and clinician rated ADHD-RS-IV total score from end of treatment (Week 1) to the final observation visit (Week 4) demonstrated statistical significance (p<0.0001), indicating significant alteration in the level of symptomology of ADHD after mazindol withdrawal. The figure below summarizes the results of the primary endpoint.

Mazindol was well tolerated in children with ADHD. Adverse events included decreased appetite, headache and abdominal pain and there were no clinically significant changes in laboratory values, ECG, blood pressure, heart rate, or body weight. This clinical trial provided proof-of concept data, potential benefit, and supported the advancement into our Phase 2 study.

Phase 3 Development Strategy

Having successfully met both the primary and secondary endpoints in our Phase 2 study with well-tolerated safety, we plan to further the development of Nolazol to support filing for marketing and commercialization approval in children, adolescents and adults, initially in the United States. We intend to have an End of Phase 2 meeting with the FDA by the end of 2020 and then launch our Phase 3 program, which is expected to include two pivotal clinical trials.

Our first Phase 3 clinical trial is planned to evaluate two doses of Nolazol in approximately 260 adults with ADHD, with subjects randomized to receive Nolazol or placebo for 6 weeks. The primary endpoint will be the change from baseline in the ADHD-RS-5 score, which was the primary endpoint in our Phase 2 study. Our second Phase 3 clinical trial is planned to evaluate three doses of Nolazol in children and adolescents, with an embedded placebo-controlled sub-study in a laboratory classroom setting for the children age group. A laboratory classroom study provides a simulation of a real academic environment, including the potential for interaction and distraction among children, and allows for assessment by trained observers over the course of a typical extended school day.

Additional Product Candidates

NLS-2

NLS-2, a new chemical entity, is a ferric iron derivative for the treatment of ADHD. The pathophysiology of ADHD involves an imbalance in the dopaminergic and noradrenergic systems, which are both modulated by iron.  Iron deficiency is thought to cause a disruption in the production of the neurotransmitters, dopamine and norepinephrine, and is expected to influence the monoamine-dependent functions that are altered in individuals with ADHD. NLS-2 is planned to be developed as both an adjunct therapy to other ADHD treatments, such as our product candidate Nolazol, as well as a monotherapy.

NLS-3

NLS-3 is (R,R) phacetoperane (levophacetoperane), a re-purposed molecule developed by Rhône-Poulenc (Lidepran) in Canada as an anti-depressant and in Europe for the treatment of psychasthenia and oligophrenia (similar to autism spectrum disorder) that we may seek to develop to treat ADHD. In prior studies conducted by third parties, the molecule has shown positive effects on intellectual functions in healthy persons as well as patients.

Between 1958 and 1967 no less than 13 studies and 1,067 patients, aged from 4 to 80 years, have used levophacetoperane with significant success. Key benefits have been substantial on inattention, cognition symptomatology and mood. There is no study showing inferiority to methylphenidate. Furthermore, levophacetoperane appears to be efficacious in treating serious psychiatric disorders, including schizophrenia, as well as ADHD.

Based on recent results in a study conducted by Key-Obs laboratory, in collaboration with Dr. Jean-Charles Bizot, phacetoperane (levophacetoperane) showed its potential benefit as a less-addictive compound compared to amphetamine and methylphenidate and we believe that it may have the potential to become a replacement for methylphenidate in ADHD.

NLS-4

NLS-4 (lauflumide), a new chemical entity, is a bis (p-fluoro) ring substituted derivate of the leading wake promoting drug modafinil and a highly selective and potent dopamine reuptake inhibitor. Excessive daytime sleepiness is a major symptom of a wide range of sleep disorders and complex neurocognitive disorders and with an increasing number of patients suffering from debilitating excessive daytime sleepiness. We believe that there is a need for wake-promoting treatments that provide high efficacy, low adverse effects, and low abuse potential. Results from our pre-clinical study in mice injected with the Vehicle (as defined below), NLS-4, and modafinil, suggest that NLS-4 is a highly potent wake-promoting agent with no sign of rebound hypersomnia. As opposed to modafinil, recovery sleep following administration of NLS-4 is characterized by less non-REM and delta activity, suggesting a lower need for recovery despite a longer drug-induced wakefulness. We believe NLS-4 may have the potential to be a more effective wake promoting agent than the currently leading drug, modafinil, and may provide a well-tolerated and effective treatment for excessive daytime sleepiness in a variety of hypersomnolence and neurocognitive disorders. The figure below summarizes Duration of EEG recorded wakefulness after administration of 64 mg/kg of NLS-4, 150 mg/kg of modafinil, or Vehicle. Both drugs significantly increased the amount of wakefulness (*p < 0.05) but NLS-4-induced wake duration was significantly higher than that of modafinil (*p < 0.05).

Commercialization

Given our stage of development, we do not currently have an established internal sales, marketing or distribution infrastructure. If our product candidates are approved for marketing, we intend to commercialize our product candidates either alone or in partnership with others, where appropriate, to maximize the value of our product candidates. We expect to build our commercial infrastructure using a focused and efficient approach, initially, establishing market access, sales and marketing capabilities in a targeted manner that is appropriate for the relevant product opportunity. We believe that this approach will allow us to effectively reach patients and physicians and to maximize the commercial potential of our product candidates

In February 2019, we entered into the EF License Agreement to develop and commercialize our product candidate, Nolazol, in Latin American countries with Eurofarma, a Brazilian pharmaceutical company with a presence in 20 Latin American countries. Eurofarma operates in the areas of medical prescription, over-the-counter, generic, hospital, bids, oncology, veterinary and services for third parties’ segments. In Brazil, their portfolio is composed of more than 330 brands, with around 1,000 presentations covering 28 medical specialties and 48 therapeutic classes. See “License Agreements - Exclusive License Agreement with Eurofarma” for additional information.

Research and Development

We are conducting research and development activities to expand the commercial potential of both Quilience and Nolazol and examine the development of other CNS disorders. We sponsor and conduct clinical research activities with investigators and institutions to measure key clinical outcomes that are necessary in order for us to be able to file an NDA with the FDA and equivalent filings with other regulatory authorities.

Manufacturing and Suppliers

We do not own or operate manufacturing or distribution facilities for the production of our product candidates and we currently rely, and expect to continue to rely, on third parties for the manufacturing, packaging, labeling and distribution of our product candidates for preclinical and clinical testing, as well as for future commercial manufacturing, if our product candidates receive marketing approval. We require all of our contract manufacturing organizations to conduct manufacturing activities in compliance with cGMP requirements and although we rely on manufacturers, we have engaged with consultants with significant technical, manufacturing, analytical, quality, regulatory, including cGMP, and project management experience to oversee our third-party manufacturers. This approach allows us to maintain a more efficient infrastructure while enabling us to focus our expertise on developing and commercializing our product candidates. Reliance on third-party providers may expose us to more risk than if we were to manufacture product candidates ourselves.

We currently rely on a single source for the production of our drug substance and we obtain our supply of the finalized drug product from another third-party manufacturer. We expect to continue to rely on third-party manufacturers to produce sufficient quantities of our product candidates and their component raw materials for use in our internal research efforts and clinical trials and in relation to any future commercialization of our product candidates. Our third-party manufacturers are responsible for obtaining the raw materials necessary to manufacture our product candidates, which we believe are readily available from more than one source. Additional third-party manufacturers are and will be used to formulate, fill, label, package and distribute investigational drug products and eventually our products, if and when our product candidates receive approval. This approach allows us to maintain a more efficient infrastructure while enabling us to focus our expertise on developing and commercializing our product candidates. We believe that our current supplier and manufacturers have the capacity to support both clinical supply and commercial-scale production, but we do not have any formal agreements at this time and we may also elect to enter into agreements with additional or alternative parties in the future.

Competition

The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies and intense competition. While we believe that our knowledge, experience and scientific resources provide us with competitive advantages, we face potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions and governmental agencies and public and private research institutions. Any product candidates that we successfully develop and commercialize may compete with existing therapies and new therapies that may become available in the future.

Many of our competitors have far greater marketing and research capabilities than us. We also face potential competition from academic institutions, government agencies and private and public research institutions, among others, which may in the future develop products to treat those diseases that we currently or, in the future, seek to treat. All of these companies and institutions may have product candidates in development that are or may become superior to Quilience and Nolazol. Our commercial opportunity would be reduced significantly if our competitors develop and commercialize products that are safer, more effective, more convenient, have fewer side effects or are less expensive than either or both of Quilience or Nolazol. Public announcements regarding the development of competing drugs could adversely affect the commercial potential of either or both of Quilience and Nolazol.

Narcolepsy

We face competition from established pharmaceutical and biotechnology companies that currently market products for the treatment of symptoms in narcolepsy. For the treatment of cataplexy, our competitors currently include Jazz Pharmaceuticals plc (Xyrem). Although only indicated for excessive daytime sleepiness, our competitors may include Novartis Ltd. (Ritalin), Teva Pharmaceutical Industries Ltd. (Modafinil, Provigil and Nuvigil), Jazz Pharmaceuticals plc (Xyrem and Sunosi), and Harmony Biosciences LLC (Wakix). Other early stage compounds currently under development include JZP-258 (Jazz Pharmaceuticals plc), TAK-925 (Takeda Pharmacuetical Company Ltd.) and Inexia/Orexia (Sosei Group Corp.).

ADHD

We face competition from established pharmaceutical and biotechnology companies that currently market a range of CII stimulants to treat ADHD. Our primary competitors may include Takeda Pharmacuetical Company Ltd.), (Vyvanse, Adderall and Mydayis), Neos Therapeutics Ltd. (Adzenys XR-ODT and Contempla XR-ODT), Eli Lilly & Co. (Strattera), Novartis AG (Focalin) and Janssen Pharmaceutica N.V. (Concerta).

Intellectual Property

We seek patent protection in the United States and internationally for Quilience and Nolazol and our other product candidates that we are currently developing, or that we may develop. Our policy is to pursue, maintain and defend patent rights developed internally and to protect the technology, inventions and improvements that are commercially important to the development of our business.

We have developed a robust patent portfolio in the United States, Europe, and other major countries (e.g., Canada, Australia, China, Japan, Latin America countries). Our patent portfolio for Quilience and Nolazol currently includes issued patents in the United States and Europe covering the use of mazindol for treatment of ADHD and patent applications filed in major countries to protect mazindol CR for treatment of ADHD and narcolepsy. One of our patents in the United States covering the use of mazindol for the treatment of ADHD received patent term adjustment, thereby extending the patent term of such patent to August 2028. Our patent covering mazindol CR, if issued, will expire in March 2037. In addition, we have pursued and obtained patent protection to cover our other product candidates in the pipeline, NLS-2 (ferric iron derivate), NLS-3 (levophacetoperane) and NLS-4 (lauflumide).

The following table provides a description of our key patents and patent applications and is not intended to represent an assessment of claims, limitations or scope. In some cases, a jurisdiction is listed as both pending and granted for a single patent family. This is due to pending continuation or divisional applications of the granted case.

Patent Name and Application Number	Pending Jurisdictions	Granted Jurisdictions	Expiry Date
Mazindol combination in the treatment of ADHD PCT/EP2007/053512	United States Europe China	France United States Europe Canada Australia Israel New Zealand Morocco	April 11, 2027 (August 22, 2028 for a U.S. patent receiving patent term adjustment of 499 days)
A mazindol ir/sr multilayer tablet and its use for the treatment of ADHD* PCT/IB2017/000352 *includes narcolepsy and idiopathic hypersomnia	United States Europe Canada Australia Brazil China Israel Japan South Korea Mexico Morocco	Not Applicable	March 8, 2037
Phacetoperane for the treatment of ADHD PCT/FR2012/052749	United States Europe Canada	France United States Europe Japan China Israel	November 29, 2032
Lauflumide and the enantiomers thereof, method for preparing same and therapeutic uses thereof PCT/EP2012/050881	United States	France United States Europe Canada Israel	January 20, 2032
Mazindol treatment for heroin dependence and substance use disorder PCT/IB2018/001138	Patent Cooperation Treaty	Not Applicable	September 6, 2038

We cannot be sure that any patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, or that we will develop additional proprietary products that are patentable. There is also a significant risk that any issued patents will have substantially narrower claims than those that are currently sought or will not be challenged by any third parties, or that the patents of others will not prevent the commercialization of products incorporating our technology. Even with respect to any patents that may be issued to us, we cannot be sure that any such patents will be commercially useful in protecting our technology. Furthermore, we cannot assure that others will not independently develop similar products, duplicate any of our products, or design around our patents. U.S. patent applications are not immediately made public, so we might be surprised by the grant to someone else of a patent on a technology we are actively using.

In addition to our patents and patent applications, we also rely on unpatented trade secrets, know-how, and continuing technological innovation to develop and maintain our competitive position. We seek to protect our ownership of know-how and trade secrets through an active program of legal mechanism including invention assignments, confidentiality agreements, material transfer agreements, research collaborations and licenses to protect our product candidates. These agreements may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our employees, consultants, scientific advisors or other contractors use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. For a more comprehensive discussion of the risks related to our intellectual property, please see “Risk Factors — Risks Related to Our Intellectual Property.”

License Agreements

Pegasus Advanced Research SAS License Agreement

In February 2015, Pegasus Advanced Research, then named NeuroLife Sciences SAS, or Pegasus, a company owned by certain of our founders, who are also shareholders, including Eric Konofal, Eric-Jean Desbois, Bruno Figadere and our Chief Executive Officer, Alexander Zwyer, or the Pegasus Founders, entered into a license agreement with AP-HP, or the AP-HP License Agreement, to obtain a worldwide, sub-licensable license, covering four different compounds, which included the use of mazindol for the treatment of ADHD, or the Licensed Compounds. As part of the AP-HP License Agreement, Pegasus was given an option to purchase the Licensed Compounds. In February 2016, after the AP-HP License Agreement was assigned and transferred to NLS-1, pursuant to an Assignment and Transfer Agreement, or the ATA, NLS-1 purchased the Licensed Compounds from AP-HP for an aggregate consideration of approximately 2.65 million euros, including reimbursement of certain expenses. On April 1, 2017 and September 20, 2019, the parties entered into subsequent amendments of the ATA, or the First Amendment to the ATA and the Second Amendment to the ATA, respectively. Under the Second Amendment to the ATA, NLS agreed to pay Pegasus a royalty of 1.8% of annual net sales (including sublicensee sales) realized upon the commercialization of products developed on the basis of the Licensed Compounds during the terms of their respective patents; provided, however, that under certain circumstances, the rate of the royalty payment will decrease. For instance, if a competing generic product using mazindol for the treatment of ADHD were to become available during the term of the patents covering the Licensed Compounds, there would be no royalties paid to Pegasus.

Exclusive License Agreement with Eurofarma

In February 2019, we entered into the EF License Agreement. The EF License Agreement provides Eurofarma with an exclusive, fee-bearing, non-transferrable (i) distribution right to distribute Nolazol in Latin America and an (ii) exclusive, fee-bearing, non-transferrable license to our patents and trademarks in connection with the commercialization, if any, of Nolazol in Latin America. The EF License Agreement is in effect until the later of either (i) ten years from the date of its execution, or until February 2029, or (ii) until the expiration of the last valid patent relating to Nolazol, subject to early termination under certain circumstances.

Pursuant to the terms of the EF License Agreement, we are responsible for obtaining regulatory approval to market and commercialize Nolazol in the United States and Eurofarma shall be responsible for obtaining regulatory approval in South America; provided, however, that Eurofarma shall inform us of any additional information that regulators in Latin America may require in order to seek marketing authorization which otherwise may not be required by the FDA, or the Supplemental U.S. Data. Although pursuant to the EF License Agreement we will undertake the efforts to generate the Supplemental U.S. Data, the parties have agreed to shares the costs associated with generating such data. Eurofarma will be responsible for seeking and covering the costs relating to obtaining the required regulatory approvals in Latin America and, once approved on a country-by-country basis, for commercializing Nolazol in Latin America. Furthermore, the marketing approvals obtained in Latin America, if any, shall be owned by Eurofarma until the end of the term of the EF License Agreement.

Upon the execution of the EF License Agreement, Eurofarma paid us $2.5 million. In accordance with the EF License Agreement, we are eligible to receive milestone payments as well as royalties from Eurofarma, which consist of the following:

Clinical Milestones

Upon successful completion by us of Phase 3 clinical trials for the treatment of ADHD in adults in the United States	$500,000
Upon successful completion by us of Phase 3 clinical trials for the treatment of ADHD in children in the United States	$500,000

Regulatory Milestones

Upon price approval of the licensed product in Brazil by the relevant agency	$1,000,000
Upon receipt of marketing approval by the relevant agency of the licensed product in any other country in Latin America	$1,000,000

Sales Milestones (single payments)

Upon reaching annual net sales of $10 million	$1,000,000
Upon reaching annual net sales of $50 million	$2,000,000
Upon reaching annual net sales of $75 million	$4,000,000
Upon reaching annual net sales of $100 million	$6,000,000

Royalties

Annual net sales in Latin America	Royalties in percent of Net Sales
Under $10 million	7%
$10 million to less than $20 million	8%
$20 million to less than $30 million	9%
$30 million and above	10%

Government Regulation and Product Approvals

Government authorities in the United States, at the federal, state and local levels, and in other countries and jurisdictions, including the EU, extensively regulate, among other things, the research, development, testing, manufacture, sales, pricing, reimbursement, quality control, approval, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, post-approval monitoring and reporting, and import and export of biopharmaceutical products. The processes for obtaining marketing approvals in the United States and in foreign countries and jurisdictions, along with compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources.

Approval and Regulation of Drugs in the United States

In the United States, drug products are regulated under the FDCA and implementing regulations.  Drugs are also subject to other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and regulations require the expenditure of substantial time and financial resources.  Failure to comply with the applicable regulatory requirements at any time during the drug product development process, the approval process or after approval, may subject an applicant to administrative or judicial sanctions. These sanctions may include, but are not limited to, the FDA’s refusal to allow an applicant to proceed with clinical trials, refusal to approve pending applications, warning letters, product recalls or withdrawals from the market, product seizures, total or partial suspension of production or distribution, adverse publicity, injunctions, fines and civil or criminal investigations and penalties brought by the FDA, the Department of Justice or other government entities, including state agencies.

The process required by the FDA before a drug may be approved and marketed in the United States generally involves the following:

●	completion of preclinical laboratory tests, preclinical animal studies and formulation studies, in accordance with the FDA’s GLP regulations and other applicable regulations;

●	submission of an IND, which must become effective before human clinical trials may begin;

●	approval by an IRB representing each clinical site before each clinical trial may be initiated;

●	performance of adequate and well-controlled human clinical trials in accordance with applicable regulations, including the FDA’s GCP regulations, to establish the safety and efficacy of the proposed drug for its proposed indication;

●	submission to the FDA of an NDA for a new drug;

●	satisfactory completion of an FDA advisory committee review, if applicable;

●	satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities, where the drug is produced to assess compliance with the FDA’s cGMP requirements and to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity;

●	potential FDA audit of preclinical and/or clinical trial sites that generated the data in support of the NDA; and

●	FDA review and approval of the NDA prior to any commercial marketing or sale of the drug in the United States.

Before an applicant begins testing a product candidate with potential therapeutic value in humans, the product candidate enters the preclinical testing stage. Preclinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies to assess the potential safety and toxicity of the product candidate. The conduct of the preclinical tests must comply with federal regulations and requirements, including GLPs. The sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND. An IND is a request for authorization from the FDA to administer an investigational drug product to humans. The central focus of an IND submission is on the general investigational plan and the protocol(s) for human trials. Some preclinical testing may continue even after the IND is submitted.

The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA raises concerns or questions regarding the proposed clinical trials and places the IND on clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA may also impose clinical holds on a drug candidate at any time before or during clinical trials due to safety concerns or non-compliance.

Clinical trials involve the administration of the drug candidate to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor’s control, in accordance with GCPs, which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria and the parameters to be used to monitor subject safety and assess efficacy. Each protocol, and any subsequent amendments to the protocol, must be submitted to the FDA as part of the IND. Further, each clinical trial must be reviewed and approved by an independent institutional review board, or IRB, at or servicing each institution at which the clinical trial will be conducted. An IRB is charged with protecting the welfare and rights of trial participants and considers such items as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. There are also requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries.

Human clinical trials are typically conducted in three phases that may overlap or be combined:

●	Phase 1. The drug is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion, the side effects associated with increasing doses and if possible, to gain early evidence of effectiveness. In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.

●	Phase 2. The drug is evaluated in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases or conditions and to determine dosage tolerance, optimal dosage and dosing schedule.

●

Phase 3.    Clinical trials are undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population at geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall benefit/risk ratio of the product and provide an adequate basis for product approval. Generally, two adequate and well-controlled Phase 3 clinical trials are required by the FDA for approval of an NDA.

Post-approval studies, or Phase 4 clinical trials, may be conducted after initial marketing approval is granted. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of an NDA.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and written IND safety reports must be submitted to the FDA and the investigators for serious and unexpected adverse events or any finding from tests in laboratory animals that suggests a significant risk for human subjects. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, if at all. The FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether or not a trial may move forward at designated check points based on access to certain data from the trial.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug candidate and, among other things, must develop methods for testing the identity, strength, quality and purity of the final drug. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the drug candidate does not undergo unacceptable deterioration over its shelf life.

A sponsor may choose, but is not required, to conduct a foreign clinical study under an IND. When a foreign clinical study is conducted under an IND, all IND requirements must be met unless waived by the FDA. When a foreign clinical study is not conducted under an IND, the sponsor must ensure that the study complies with certain regulatory requirements of the FDA in order to use the study as support for an IND or NDA. Foreign clinical studies not conducted under an IND must be conducted in accordance with GCPs, including undergoing review and receiving approval by an independent ethics committee, or IEC, and seeking and receiving informed consent from subjects. The FDA’s regulations are intended to help ensure the protection of human subjects enrolled in non-IND foreign clinical studies, as well as the quality and integrity of the resulting data.

U.S. Review and Approval Processes

The results of product development, preclinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the drug, proposed labeling and other relevant information are submitted to the FDA as part of an NDA requesting approval to market the product. Data may come from company-sponsored clinical trials intended to test the safety and effectiveness of a use of a product, or from a number of alternative sources, such as literature and data from real-world use. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and effectiveness of the investigational drug product to the satisfaction of the FDA. The submission of an NDA is subject to the payment of substantial user fees; a waiver of such fees may be obtained under certain limited circumstances.

In addition, the Pediatric Research Equity Act, or PREA, requires a sponsor to conduct pediatric clinical trials for most drugs, for a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration. Under PREA, original NDAs and supplements must contain a pediatric assessment unless the sponsor has received a deferral or waiver. The required assessment must evaluate the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations and support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The sponsor or FDA may request a deferral of pediatric clinical trials for some or all of the pediatric subpopulations. A deferral may be granted for several reasons, including a finding that the drug is ready for approval for use in adults before pediatric clinical trials are complete or that additional safety or effectiveness data needs to be collected before the pediatric clinical trials begin. The FDA must send a non-compliance letter to any sponsor that fails to submit the required assessment, keep a deferral current or fails to submit a request for approval of a pediatric formulation. Unless otherwise required by regulation, the Pediatric Research Equity Act does not apply to any drug for an indication for which orphan designation has been granted. However, if only one indication for a product has orphan designation, a pediatric assessment may still be required for any applications to market that same product for the non-orphan indication(s).

The FDA reviews all NDAs submitted before it accepts them for filing and may request additional information rather than accepting an NDA for filing. The FDA must make a decision on accepting an NDA for filing within 60 days of receipt. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under the Prescription Drug User Fee Act, or PDUFA, guidelines that are currently in effect, the FDA has a goal of ten months from the date of “filing” of a standard NDA for a new molecular entity to review and act on the submission. This review typically takes twelve months from the date the NDA is submitted to FDA because the FDA has approximately two months to make a “filing” decision after it the application is submitted The FDA does not always meet its PDUFA goal dates for standard and priority NDAs, and the review process is often significantly extended by FDA requests for additional information or clarification.

After the NDA submission is accepted for filing, the FDA reviews the NDA to determine, among other things, whether the proposed product is safe and effective for its intended use and whether the product is being manufactured in accordance with cGMP to assure and preserve the product’s identity, strength, quality and purity. The FDA may refer applications for novel drug products or drug products which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions and typically follows the advisory committee’s recommendations.

Before approving an NDA, the FDA will inspect the facilities at which the product is manufactured. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA may inspect one or more clinical sites to assure compliance with GCP requirements. After the FDA evaluates the application, manufacturing process and manufacturing facilities, it may issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application will not be approved in its present form. A Complete Response Letter usually describes all of the specific deficiencies in the NDA identified by the FDA. The Complete Response Letter may require additional clinical data and/or (an) additional pivotal Phase 3 clinical trial(s), and/or other significant and time-consuming requirements related to clinical trials, preclinical studies or manufacturing. If a Complete Response Letter is issued, the applicant may either resubmit the NDA, addressing all of the deficiencies identified in the letter, or withdraw the application. Even if such data and information is submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval.

If a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling or may condition the approval of the NDA on other changes to the proposed labeling, development of adequate controls and specifications, or a commitment to conduct one or more post-market studies or clinical trials. For example, the FDA may require Phase 4 testing, which involves clinical trials designed to further assess a drug safety and effectiveness, and may require testing and surveillance programs to monitor the safety of approved products that have been commercialized. The FDA may also determine that a risk evaluation and mitigation strategy, or REMS, is necessary to assure the safe use of the drug. If the FDA concludes a REMS is needed, the sponsor of the NDA must submit a proposed REMS; the FDA will not approve the NDA without an approved REMS, if required. A REMS could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug intended to treat a rare disease or condition, which is a disease or condition that affects fewer than 200,000 individuals in the United States or, if it affects more than 200,000 individuals in the United States, there is no reasonable expectation that the cost of developing and making a drug product available in the United States for this type of disease or condition will be recovered from sales of the product. Orphan designation must be requested before submitting an NDA. After the FDA grants orphan designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications to market the same drug or biological product for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity or inability to manufacture the product in sufficient quantities. The designation of such drug also entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers. Competitors, however, may receive approval of different products for the indication for which the orphan product has exclusivity or obtain approval for the same product but for a different indication for which the orphan product has exclusivity. Orphan exclusivity also could block the approval of one of our products for seven years if a competitor obtains approval of the same drug as defined by the FDA or if our product candidate is determined to be contained within the competitor’s product for the same indication or disease. If an orphan designated product receives marketing approval for an indication broader than what is designated, it may not be entitled to orphan exclusivity.

Expedited Development and Review Programs

The FDA has a fast track designation program that is intended to expedite or facilitate the process for reviewing new drug products that meet certain criteria. Specifically, new drugs are eligible for Fast Track designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Unique to a fast track product, the FDA may consider for review sections of the NDA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA, the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA.

Any product submitted to the FDA for approval, including a product with a breakthrough or fast track designation, may also be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. A product is eligible for priority review if it has the potential to provide safe and effective therapy for a serious condition where no satisfactory alternative therapy exists or a significant improvement in the treatment, diagnosis or prevention of a serious condition compared to marketed products. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug designated for priority review in an effort to facilitate the review.  In addition, a product may be eligible for accelerated approval. Drug products intended to treat serious or life-threatening diseases or conditions may be eligible for accelerated approval upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require that a sponsor of a drug receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product. Fast track designation, priority review and accelerated approval do not change the standards for approval but may expedite the development or approval process.

A sponsor may seek FDA designation of a drug candidate as a “breakthrough therapy” if the drug is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The designation includes intensive FDA interaction and guidance. If a drug is designated as breakthrough therapy, the FDA will expedite the development and review of such drug. Breakthrough therapy designation includes all of the fast track program features, as well as more intensive FDA interaction and guidance. The breakthrough therapy designation is a distinct status from both accelerated approval and priority review, which can also be granted to the same drug if relevant criteria are met. If a product is designated as breakthrough therapy, the FDA will work to expedite the development and review of such drug.

Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened. In addition, this designation may not provide a material commercial advantage.

Post-Approval Requirements

Any drug products for which we receive FDA approvals are subject to continuing regulation by the FDA, including, among other things, record-keeping requirements, reporting of adverse experiences with the product, providing the FDA with updated safety and efficacy information, product sampling and distribution requirements, and complying with FDA promotion and advertising requirements, which include, among others, standards for direct-to-consumer advertising, restrictions on promoting drugs for uses or in patient populations that are not described in the drug’s approved labeling (known as “off-label use”), limitations on industry-sponsored scientific and educational activities, and requirements for promotional activities involving the internet. Although physicians may prescribe legally available drugs for off-label uses, manufacturers may not market or promote such off-label uses.

In addition, quality control and manufacturing procedures must continue to conform to applicable manufacturing requirements after approval to ensure the long term stability of the drug product. We rely, and expect to continue to rely, on third parties for the production of clinical and commercial quantities of our products in accordance with cGMP regulations. cGMP regulations require among other things, quality control and quality assurance as well as the corresponding maintenance of records and documentation and the obligation to investigate and correct any deviations from cGMP. Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance. Discovery of problems with a product after approval may result in restrictions on a product, manufacturer, or holder of an approved NDA, including, among other things, recall or withdrawal of the product from the market. In addition, changes to the manufacturing process are strictly regulated, and depending on the significance of the change, may require prior FDA approval before being implemented. Other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval.

The FDA also may require post-marketing testing, known as Phase 4 testing, and surveillance to monitor the effects of an approved product. Discovery of previously unknown problems with a product or the failure to comply with applicable FDA requirements can have negative consequences, including adverse publicity, judicial or administrative enforcement, warning letters from the FDA, mandated corrective advertising or communications with doctors, and civil or criminal penalties, among others. Newly discovered or developed safety or effectiveness data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures. Also, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could delay or prevent regulatory approval of our products under development.

Expanded Access to an Investigational Drug for Treatment Use

Expanded access, also called “compassionate use,” is the use of investigational new drug products outside of clinical trials to treat patients with serious or immediately life-threatening diseases or conditions when there are no comparable or satisfactory alternative treatment options. The FDA regulations allow access to investigational drugs under an IND by the sponsor or the treating physician for treatment purposes on a case-by-case basis for individual patients, intermediate-size patient populations, and larger populations for use of the drug under a treatment protocol or Treatment IND Application.

The suitability of treating a patient or a group of patients under expanded access is determined by the following: if patient(s) have a serious or immediately life-threatening disease or condition, there is no comparable or satisfactory alternative therapy to diagnose, monitor, or treat the disease or condition, the potential patient benefit justifies the potential risks of the treatment and the potential risks are not unreasonable in the context or condition to be treated, and the expanded use of the investigational drug for the requested treatment will not interfere with the initiation, conduct or completion of clinical investigations that could support marketing approval of the product candidate or otherwise compromise the potential development of the product candidate.

In 2016, the 21st Century Cures Act established (and the 2017 Food and Drug Administration Reauthorization Act later amended) a requirement that sponsors of one or more investigational drugs for the treatment of a serious disease(s) or condition(s) make publicly available their policies for evaluating and responding to requests for expanded access for individual patients. This provision requires drug companies to make publicly available their policies for expanded access for individual patient access to products intended for serious diseases. Sponsors are required to make such policies publicly available upon the earlier of initiation of a Phase 2 or Phase 3 study or 15 days after the drug receives designation as a breakthrough therapy, fast track product, or regenerative medicine advanced therapy.  Additionally, in 2018 the Right to Try Act, was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new drug products that have completed a Phase 1 clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a drug manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act, but the manufacturer must develop an internal policy and respond to patient requests according to that policy.

Section 505(b)(2) NDAs

NDAs for most new drug products are based on two full clinical studies that must contain substantial evidence of the safety and efficacy of the proposed new drug product for the proposed indication. These applications are submitted under Section 505(b)(1) of the FDCA. The FDA is, however, authorized to approve an alternative type of NDA under Section 505(b)(2) of the FDCA, or Section 505(b)(2). This type of application allows the applicant to rely, in part, on the FDA’s previous findings of safety and efficacy for a similar drug product or on appropriately supporting literature, and therefore may provide an alternate and potentially more expeditious pathway to FDA approval for new formulations or new uses of previously approved drug products.

Specifically, Section 505(b)(2) applies to NDAs for a drug for which the investigations “were not conducted by or for the applicant and for which the applicant has not obtained a right of reference or use from the person by or for whom the investigations were conducted” and authorizes the FDA to approve an NDA based on safety and efficacy data that were not developed by or for the applicant. If the 505(b)(2) applicant can establish that reliance on the FDA’s previous approval is scientifically appropriate, the applicant may eliminate the need to conduct certain preclinical or clinical studies of the new drug product. The FDA may also require companies to perform additional studies or measurements to support the change from the approved drug product. The FDA may then approve the new drug candidate for all or some of the label indications for which the referenced drug product has been approved, as well as for any new indication sought by the Section 505(b)(2) applicant.

Abbreviated New Drug Applications for Generic Drugs

In 1984, with passage of the Hatch-Waxman Act, Congress established an abbreviated regulatory scheme authorizing the FDA to approve generic drugs that are shown to contain the same active moiety as, and to be bioequivalent to, drugs previously approved by the FDA pursuant to NDAs. To obtain approval of a generic drug, an applicant must submit an abbreviated new drug application, or ANDA, to the agency. An ANDA is a comprehensive submission that contains, among other things, data and information pertaining to the active pharmaceutical ingredient, bioequivalence, drug product formulation, specifications and stability of the generic drug, as well as analytical methods, manufacturing process validation data and quality control procedures. ANDAs are “abbreviated” because they generally do not include preclinical or clinical data to demonstrate safety and effectiveness. Instead, in support of such applications, a generic manufacturer may rely on the preclinical and clinical testing previously conducted for a drug product previously approved under an NDA, known as the reference-listed drug, or RLD.

Specifically, in order for an ANDA to be approved, the FDA must find that the generic version is identical to the RLD with respect to the active moiety, the route of administration, the dosage form, the strength of the drug and the conditions of use of the drug. At the same time, the FDA must also determine that the generic drug is “bioequivalent” to the innovator drug. Under the statute, a generic drug is bioequivalent to a RLD if “the rate and extent of absorption of the drug do not show a significant difference from the rate and extent of absorption of the listed drug.” Upon approval of an ANDA, the FDA indicates whether the generic product candidate is “therapeutically equivalent” to the RLD in its publication “Approved Drug Products with Therapeutic Equivalence Evaluations,” also referred to as the “Orange Book.” Physicians and pharmacists consider a therapeutic equivalent generic drug to be fully substitutable for the RLD. In addition, by operation of certain state laws and numerous health insurance programs, the FDA’s designation of therapeutic equivalence often results in substitution of the generic drug without the knowledge or consent of either the prescribing physician or the patient.

Under the Hatch-Waxman Act, the FDA may not approve an ANDA until any applicable period of non-patent exclusivity for the RLD has expired. The FDCA provides a period of five years of non-patent data exclusivity for a new drug containing a new chemical entity, or NCE. For the purposes of this provision, an NCE is a drug that contains no active moiety that has previously been approved by the FDA in any other NDA. An active moiety is the molecule or ion responsible for the physiological or pharmacological action of the drug substance. In cases where such NCE exclusivity has been granted, an ANDA may not be filed with the FDA until the expiration of five years unless the submission is accompanied by a Paragraph IV certification, in which case the applicant may submit its application four years following the original product candidate approval.

The FDCA also provides for a period of three years of exclusivity if the NDA includes reports of one or more new clinical investigations, other than bioavailability or bioequivalence studies, that were conducted by or for the applicant and are essential to the approval of the application. This three-year exclusivity period often protects changes to a previously approved drug product, such as a new dosage form, route of administration, combination or indication. Three-year exclusivity would be available for a drug product that contains a previously approved active moiety, provided the statutory requirement for a new clinical investigation is satisfied. Unlike five-year NCE exclusivity, an award of three-year exclusivity does not block the FDA from accepting ANDAs seeking approval for generic versions of the drug as of the date of approval of the original drug product. The FDA typically makes decisions about awards of data exclusivity shortly before a product candidate is approved.

The FDA must establish a priority review track for certain generic drugs, requiring the FDA to review a drug application within eight months for a drug that has three or fewer approved drugs listed in the Orange Book and is no longer protected by any patent or regulatory exclusivities, or is on the FDA’s drug shortage list. The new legislation also authorizes FDA to expedite review of “competitor generic therapies” or drugs with inadequate generic competition, including holding meetings with or providing advice to the drug sponsor prior to submission of the application.

Hatch-Waxman Act Patent Certification and the 30-Month Stay

Upon approval of an NDA or a supplement thereto, NDA sponsors are required to list with the FDA each patent with claims that cover the applicant’s drug product or an approved method of using the drug product. Each of the patents listed by the NDA sponsor is published in the Orange Book. When an ANDA applicant files its application with the FDA, the applicant is required to certify to the FDA concerning any patents listed for the referenced drug product in the Orange Book, except for patents covering methods of use for which the ANDA applicant is not seeking approval. To the extent that the Section 505(b)(2) applicant is relying on studies conducted for an already approved product, the applicant is required to certify to the FDA concerning any patents listed for the approved drug product in the Orange Book to the same extent that an ANDA applicant would.

Specifically, the applicant must certify with respect to each patent that:

●	the required patent information has not been filed;

●	the listed patent has expired;

●	the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or

●	the listed patent is invalid, is unenforceable or will not be infringed by the new drug product.

A certification that the new drug product will not infringe the already approved drug product’s listed patents or that such patents are invalid or unenforceable is called a Paragraph IV certification. If the applicant does not challenge the listed patents or indicates that it is not seeking approval of a patented method of use, the application will not be approved until all of the listed patents claiming the referenced drug product have expired (other than method of use patents involving indications for which the applicant is not seeking approval).

If the ANDA applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders once the ANDA has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days after the receipt of a Paragraph IV certification automatically prevents the FDA from approving the ANDA until the earliest of 30 months after the receipt of the Paragraph IV notice, expiration of the patent and a decision in the infringement case that is favorable to the ANDA applicant.

To the extent that the Section 505(b)(2) applicant is relying on studies conducted for an already approved drug product, the applicant is required to certify to the FDA concerning any patents listed for the approved product in the Orange Book to the same extent that an ANDA applicant would. As a result, approval of a Section 505(b)(2) NDA can be stalled until all the listed patents claiming the referenced drug product have expired, until any non-patent exclusivity, such as exclusivity for obtaining approval of an NCE, listed in the Orange Book for the referenced drug product has expired, and, in the case of a Paragraph IV certification and subsequent patent infringement suit, until the earliest of 30 months, settlement of the lawsuit and a decision in the infringement case that is favorable to the Section 505(b)(2) applicant.

Patent Term Restoration and Extension

A patent claiming a new drug product may be eligible for a limited patent term extension under the Hatch-Waxman Act, which permits a patent restoration of up to five years for patent term lost during product candidate development and FDA regulatory review. The restoration period granted on a drug patent covering is typically one-half of the time between the effective date of a clinical investigation involving human beings is begun and the submission date of an application, plus the time between the submission date of an application and the ultimate approval date. Patent term restoration cannot be used to extend the remaining term of a patent past a total of 14 years from the drug product’s approval date. Only one patent applicable to an approved drug product is eligible for the extension, and the application for the extension must be submitted prior to the expiration of the patent in question. A patent that covers multiple drug products for which approval is sought can only be extended in connection with one of the approvals. The USPTO reviews and approves the application for any patent term extension or restoration in consultation with the FDA.

Controlled Substances

The federal Controlled Substances Act of 1970, or CSA, and its implementing regulations establish a “closed system” of regulations for controlled substances. The CSA imposes registration, security, recordkeeping and reporting, storage, manufacturing, distribution, importation and other requirements under the oversight of the DEA. The DEA is the federal agency responsible for regulating controlled substances, and requires those individuals or entities that manufacture, import, export, distribute, research, or dispense controlled substances to comply with the regulatory requirements in order to prevent the diversion of controlled substances to illicit channels of commerce.

DEA registration is required for any facility that manufactures, distributes, dispenses, imports or exports any controlled substance. The registration is specific to the particular location, activity and controlled substance schedule. For example, separate registrations are needed for import and manufacturing, and each registration will specify which schedules of controlled substances are authorized to be handled under that registration.

The DEA categorizes controlled substances into one of five schedules: CI, CII, CIII, CIV, or CV, with varying qualifications for listing in each schedule. Schedule I substances by definition have a high potential for abuse, have no currently “accepted medical use” in treatment in the United States and lack accepted safety for use under medical supervision. They may be used only in federally-approved research programs and may not be marketed or sold for dispensing to patients in the United States. Pharmaceutical products having a currently accepted medical use that are otherwise approved for marketing may be listed as CII, CIII, CIV or CV substances, with CII substances presenting the highest potential for abuse and physical or psychological dependence, and Schedule V substances presenting the lowest relative potential for abuse and dependence. Mazindol, the substance in our lead product candidates Quilience and Nolazol, is listed by the DEA as a Schedule IV substance under the CSA. The regulatory requirements are more restrictive for CII substances than CIII, CIV, and CV substances. For example, all CII drug prescriptions must be signed by a physician, physically presented to a pharmacist in most situations, and cannot be refilled.

The DEA typically inspects certain facilities to review their security controls, recordkeeping and reporting prior to issuing a registration. Security requirements vary by controlled substance schedule, with the most stringent requirements applying to CI and CII substances. Security measures required by the DEA include background checks on employees and physical control of inventory through measures such as vaults, cages, surveillance cameras and inventory reconciliations. Records must be maintained for the handling of all controlled substances, and periodic reports made to the DEA. Reports must also be made for thefts or losses of any controlled substance, suspicious orders, and to obtain authorization to destroy any controlled substance. In addition, special authorization and notification requirements may apply to imports and exports.

For drugs manufactured in the United States, the DEA establishes annually an aggregate quota for the amount of substances within CI and CII that may be manufactured or produced in the United States based on the DEA’s estimate of the quantity needed to meet legitimate medical, scientific, research and industrial needs. This limited aggregate amount that the DEA allows to be produced in the United States each year is allocated among individual companies, which, in turn, must annually apply to the DEA for individual manufacturing and procurement quotas. The quotas apply equally to the manufacturing of the active pharmaceutical ingredient and production of dosage forms. The DEA may adjust aggregate production quotas a few times per year, and individual manufacturing or procurement quotas from time to time during the year, although the DEA has substantial discretion in whether or not to make such adjustments for individual companies.

The DEA conducts periodic inspections of certain registered establishments that handle controlled substances. Failure to maintain compliance with applicable requirements, particularly as manifested in loss or diversion, can result in enforcement action that could have a material adverse effect on our business, results of operations and financial condition. The DEA may seek civil penalties, refuse to renew necessary registrations, or initiate proceedings to restrict, suspend or revoke those registrations. In certain circumstances, violations could result in criminal proceedings.

Individual states also regulate controlled substances, and we and our contract manufacturers will be subject to state regulation on distribution of these drug products, including licensing, recordkeeping, and security.

The DEA may seek civil penalties, refuse to renew necessary registrations, or initiate proceedings to revoke those registrations. In certain circumstances, violations could lead to criminal prosecution.

Controlled substances are also regulated pursuant to several international drug control treaties. The United States is a signatory to these treaties and thus must conform its laws and regulations to the international requirements, which generally include licensing, recordkeeping and reporting requirements. Mazindol is currently included in Schedule IV of the 1971 Convention on Psychotropic Substances. Any change in the international treaties regarding classification of mazindol could affect regulation of this substances in the United States and in other countries.

Health Care Laws and Regulations

Health care providers and third-party payors play a primary role in the recommendation and prescription of drug products that are granted marketing approval. Arrangements with providers, consultants, third-party payors and customers are subject to broadly applicable fraud and abuse, anti-kickback, false claims laws, patient privacy laws and regulations and other health care laws and regulations that may constrain business and/or financial arrangements. Restrictions under applicable federal and state health care laws and regulations include the following:

●	the federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, paying, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made, in whole or in part, under a federal health care program such as Medicare and Medicaid;

●	the federal civil and criminal false claims laws, including the civil False Claims Act, and civil monetary penalties laws, which prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false, fictitious or fraudulent or knowingly making, using or causing to made or used a false record or statement to avoid, decrease or conceal an obligation to pay money to the federal government;

●	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created additional federal criminal laws that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any health care benefit program or making false statements relating to health care matters;

●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, and their respective implementing regulations, including the Final Omnibus Rule published in January 2013, which impose obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

●	the federal false statements statute, which prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for health care benefits, items or services;

●	the FCPA which prohibits companies and their intermediaries from making, or offering or promising to make improper payments to non-U.S. officials for the purpose of obtaining or retaining business or otherwise seeking favorable treatment;

●	the federal transparency requirements known as the federal Physician Payments Sunshine Act, under the PPACA, which requires certain manufacturers of drugs, devices, biologics and medical supplies to report annually to the Centers for Medicare & Medicaid Services within the United States Department of Health and Human Services, information related to payments and other transfers of value made by that entity to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members; and

●	analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to health care items or services that are reimbursed by non-government third-party payors, including private insurers.

Further, some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring manufacturers to report information related to payments to physicians and other health care providers or marketing expenditures. Additionally, some state and local laws require the registration of pharmaceutical sales representatives in the jurisdiction. State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Pharmaceutical Insurance Coverage and Health Care Reform

In the United States and markets in other countries, patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated health care costs. Significant uncertainty exists as to the coverage and reimbursement status of drug products approved by the FDA and other government authorities. Thus, even if a product candidate is approved, sales of such product will depend, in part, on the extent to which third-party payors, including government health programs in the United States such as Medicare and Medicaid, commercial health insurers and managed care organizations, provide coverage and establish adequate reimbursement levels for, the product. The process for determining whether a payor will provide coverage for a drug product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the drug product once coverage is approved. Third-party payors are increasingly challenging the prices charged, examining the medical necessity and reviewing the cost-effectiveness of medical products and services and imposing controls to manage costs. Third-party payors may limit coverage to specific products on an approved list, also known as a formulary, which might not include all of the approved products for a particular indication.

In order to secure coverage and reimbursement for any product candidate that might be approved for sale, a company may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product, in addition to the costs required to obtain FDA or other comparable marketing approvals. Nonetheless, product candidates may not be considered medically necessary or cost effective. A decision by a third-party payor not to cover a product candidate could reduce physician utilization once the product candidate is approved. Additionally, a payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage and reimbursement for the product, and the level of coverage and reimbursement can differ significantly from payor to payor.

The containment of health care costs also has become a priority of federal, state and foreign governments and the prices of products have been a focus in this effort. Governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic drug products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit a company’s revenue generated from the sale of any approved drug products. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more drug products for which a company or its collaborators receive marketing approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

There have been a number of federal and state proposals during the last few years regarding the pricing of pharmaceutical and biopharmaceutical products, limiting coverage and reimbursement for drugs and biologics and other medical products, government control and other changes to the health care system in the United States.

In March 2010, the United States Congress enacted the PPACA, which, among other things, included changes to the coverage and payment for drug products under government health care programs. The PPACA effected the following changes of importance to our potential product candidates:

●	established an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs;

●	expanded eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer’s Medicaid rebate liability;

●	expanded manufacturers’ rebate liability under the Medicaid Drug Rebate Program by increasing the minimum rebate for both branded and generic drugs and revising the definition of “average manufacturer price” for calculating and reporting Medicaid drug rebates on outpatient prescription drug prices;

●	addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;

●	expanded the types of entities eligible for the 340B drug discount program;

●	established the Medicare Part D coverage gap discount program by requiring manufacturers to provide a 70% point-of-sale discount off of the negotiated price of applicable brand drugs to eligible beneficiaries during their coverage gap period as a condition for the manufacturers’ outpatient drugs to be covered under Medicare Part D; and

●	established a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

Other legislative changes have been proposed and adopted in the United States since the PPACA was enacted. In August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This included aggregate reductions of Medicare payments to providers up to 2% per fiscal year, which went into effect in April 2013 and, due to subsequent legislative amendments, will remain in effect through 2027 unless additional congressional action is taken. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Since enactment of the PPACA, there have been numerous legal challenges and congressional actions to repeal and replace provisions of the law. For example, with enactment of the TCJA, which was signed by the President on December 22, 2017, Congress repealed the “individual mandate.” The repeal of this provision, which requires most Americans to carry a minimal level of health insurance, will become effective in 2019. According to the Congressional Budget Office, the repeal of the individual mandate will cause 13 million fewer Americans to be insured in 2027 and premiums in insurance markets may rise. Additionally, on January 22, 2018, the President signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain PPACA-mandated fees, including the so-called “Cadillac” tax on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device excise tax on non-exempt medical devices. Further, the Bipartisan Budget Act of 2018, among other things, amended the PPACA, effective January 1, 2019, to increase from 50% to 70% the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole”. Congress will likely consider other legislation to replace elements of the PPACA during the next congressional session.

The current presidential administration has also taken executive actions to undermine or delay implementation of the PPACA. In January 2017, the President signed an Executive Order directing federal agencies with authorities and responsibilities under the PPACA to waive, defer, grant exemptions from, or delay the implementation of any provision of the PPACA that would impose a fiscal or regulatory burden on states, individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. In October 2017, the President signed a second Executive Order allowing for the use of association health plans and short-term health insurance, which may provide fewer health benefits than the plans sold through the PPACA exchanges. At the same time, the current presidential administration announced that it will discontinue the payment of cost-sharing reduction, or CSR, payments to insurance companies until Congress approves the appropriation of funds for such CSR payments. The loss of CSR payments is expected to increase premiums on certain policies issued by qualified health plans under the PPACA. A bipartisan bill to appropriate funds for CSR payments was introduced in the Senate, but the future of that bill is uncertain. In addition, the Centers for Medicare & Medicaid Services has recently proposed regulations that would give states greater flexibility in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the PPACA for plans sold through such marketplaces.

Further, there have been several recent U.S. congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the costs of drugs under Medicare and reform government program reimbursement methodologies for drug products. At the federal level, the current presidential administration’s budget proposal for fiscal year 2019 contained further drug price control measures that could be enacted during the 2019 budget process or in other future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part B, to allow some states to negotiate drug prices under Medicaid, and to eliminate cost sharing for generic drugs for low-income patients. While any proposed measures will require authorization through additional legislation to become effective, Congress and the current presidential administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs.

At the state level, individual states are increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional health care authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other health care programs.

Review and Approval of Medicinal Products in the EU

In order to market any medicinal product outside of the United States, a company must also comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of medicinal products. Whether or not it obtains FDA approval for a product candidate, an applicant will need to obtain the necessary approvals by the comparable non-U.S. regulatory authorities before it can commence clinical trials or marketing of the product in those countries or jurisdictions. Specifically, the process governing approval of medicinal products in the EU generally follows the same lines as in the United States. It entails satisfactory completion of preclinical studies and adequate and well-controlled clinical trials to establish the safety and efficacy of the medicinal product for each proposed indication. It also requires the submission to the relevant competent authorities of an MAA and granting of a marketing authorization by these authorities before the medicinal product can be marketed and sold in the EU.

Clinical Trial Approval

The Clinical Trials Directive 2001/20/EC, the Directive 2005/28/EC on Good Clinical Practice, and the related national implementing provisions of the individual EU Member States govern the system for the approval of clinical trials in the EU. Under this system, an applicant must obtain prior approval from the competent national authority of the EU Member States in which the clinical trial is to be conducted. Furthermore, the applicant may only start a clinical trial at a specific study site after the competent ethics committee has issued a favorable opinion. The clinical trial application must be accompanied by, among other documents, an investigational medicinal product dossier (the Common Technical Document) with supporting information prescribed by Directive 2001/20/EC, Directive 2005/28/EC, where relevant the implementing national provisions of the individual E.U. Member States and further detailed in applicable guidance documents.

In April 2014, the new Clinical Trials Regulation, (EU) No 536/2014, or the Clinical Trials Regulation, was adopted. The Clinical Trials Regulation was published on June 16, 2014 but is not expected to apply until the end of 2019, or potentially 2020. The Clinical Trials Regulation will be directly applicable in all the EU Member States, repealing the current Directive 2001/20/EC and replacing any national legislation that was put in place to implement the Directive. Conduct of all clinical trials performed in the EU will continue to be bound by currently applicable provisions until the new Clinical Trials Regulation becomes applicable. The extent to which ongoing clinical trials will be governed by the Clinical Trials Regulation will depend on when the Clinical Trials Regulation becomes applicable and on the duration of the individual clinical trial. If a clinical trial continues for more than three years from the day on which the Clinical Trials Regulation becomes applicable the Clinical Trials Regulation will at that time begin to apply to the clinical trial.

The new Clinical Trials Regulation aims to simplify and streamline the approval of clinical trials in the EU. The main characteristics of the regulation include: a streamlined application procedure via a single-entry point, the “EU Portal and Database”; a single set of documents to be prepared and submitted for the application as well as simplified reporting procedures for clinical trial sponsors; and a harmonized procedure for the assessment of applications for clinical trials, which is divided in two parts. Part I is assessed by the appointed reporting EU Member State, whose assessment report is submitted for review by the sponsor and all other competent authorities of all EU Member States in which an application for authorization of a clinical trial has been submitted, or Concerned Member States. Part II is assessed separately by each Concerned Member State. Strict deadlines have been established for the assessment of clinical trial applications. The role of the relevant ethics committees in the assessment procedure will continue to be governed by the national law of the Concerned Member State. However, overall related timelines will be defined by the Clinical Trials Regulation.

PRIME Designation in the EU

In March 2016, the EMA launched an initiative to facilitate development of product candidates in indications, often rare, for which few or no therapies currently exist. The PRIME scheme is intended to encourage drug development in areas of unmet medical need and provides accelerated assessment of product candidates representing substantial innovation reviewed under the centralized procedure. Product candidates from small- and medium-sized enterprises, or SMEs, may qualify for earlier entry into the PRIME scheme than larger companies. Many benefits accrue to sponsors of product candidates with PRIME designation, including but not limited to, early and proactive regulatory dialogue with the EMA, frequent discussions on clinical trial designs and other development program elements, and accelerated MAA assessment once a dossier has been submitted. Importantly, a dedicated contact and rapporteur from the Committee for Human Medicinal Products, or CHMP, or the Committee for Advanced Therapies is appointed early in the PRIME scheme facilitating increased understanding of the product candidate at EMA’s committee level. A kick-off meeting initiates these relationships and includes a team of multidisciplinary experts at the EMA to provide guidance on the overall development and regulatory strategies.

Marketing Authorization

To obtain a marketing authorization for a product candidate under the EU regulatory systems, an applicant must submit an MAA either under a centralized procedure administered by the EMA or one of the procedures administered by competent authorities in the EU Member States (either a decentralized procedure, national procedure or mutual recognition procedure). A marketing authorization may be granted only to an applicant established in the EU. Regulation (EC) No 1901/2006 provides that prior to obtaining a marketing authorization in the EU, applicants have to demonstrate compliance with all measures included in an EMA-approved Pediatric Investigation Plan, or PIP, covering all subsets of the pediatric population, unless the EMA has granted (i) a product-specific waiver, (ii) a class waiver or (iii) a deferral for one or more of the measures included in the PIP.

The centralized procedure provides for the grant of a single marketing authorization by the European Commission that is valid across the European Economic Area (i.e. the EU, as well as Iceland, Liechtenstein and Norway). Pursuant to Regulation (EC) No 726/2004, the centralized procedure is compulsory for specific products, including for medicines produced by certain biotechnological processes, products designated as orphan medicinal products, advanced therapy medicinal products and products with a new active substance indicated for the treatment of certain diseases, including products for the treatment of cancer. For products with a new active substance indicated for the treatment of other diseases and products that are highly innovative or for which a centralized process is in the interest of patients, the centralized procedure may be optional. The centralized procedure may also be used in certain other cases at the request of the applicant. We anticipate that the centralized procedure will be mandatory for the product candidates we are developing.

Under the centralized procedure, the CHMP is also responsible for several post-authorization and maintenance activities, such as the assessment of modifications or extensions to an existing marketing authorization. Under the centralized procedure in the EU, the maximum timeframe for the evaluation of an MAA is 210 days, excluding clock stops, when additional information or written or oral explanation is to be provided by the applicant in response to questions of the CHMP. Accelerated evaluation might be granted by the CHMP in exceptional cases, when a medicinal product is of major interest from the point of view of public health and in particular from the viewpoint of therapeutic innovation. If the CHMP accepts such request, the time limit of 210 days will be reduced to 150 days but it is possible that the CHMP can revert to the standard time limit for the centralized procedure if it considers that it is no longer appropriate to conduct an accelerated assessment. At the end of this period, the CHMP provides a scientific opinion on whether or not a marketing authorization should be granted in relation to a medicinal product. Within 15 calendar days of receipt of a final opinion from the CHMP, the European Commission must prepare a draft decision concerning an application for marketing authorization. This draft decision must take the opinion and any relevant provisions of EU law into account. Before arriving at a final decision on an application for centralized authorization of a medicinal product the European Commission must consult the Standing Committee on Medicinal Products for Human Use, or the Standing Committee. The Standing Committee is composed of representatives of the E.U. Member States and chaired by a non-voting European Commission representative. The European Parliament also has a related “droit de regard”. The European Parliament’s role is to ensure that the European Commission has not exceeded its powers in deciding to grant or refuse to grant a marketing authorization.

The European Commission may grant a so-called “marketing authorization under exceptional circumstances”. Such authorization is intended for product candidates for which the applicant can demonstrate that it is unable to provide comprehensive data on efficacy and safety under normal conditions of use, because the indications for which the product candidate in question is intended are encountered so rarely that the applicant cannot reasonably be expected to provide comprehensive evidence, or in the present state of scientific knowledge, comprehensive information cannot be provided, or it would be contrary to generally accepted principles of medical ethics to collect such information. Consequently, marketing authorization under exceptional circumstances may be granted subject to certain specific obligations, which may include the following:

●	the applicant must complete an identified program of studies within a time period specified by the competent authority, the results of which form the basis of a reassessment of the benefit/risk profile;

●	the medicinal product in question may be supplied on medical prescription only and may in certain cases be administered only under strict medical supervision, possibly in a hospital and in the case of a radiopharmaceutical, by an authorized person; and

●	the package leaflet and any medical information must draw the attention of the medical practitioner to the fact that the particulars available concerning the medicinal product in question are as yet inadequate in certain specified respects.

A marketing authorization under exceptional circumstances is subject to annual review to reassess the risk-benefit balance in an annual reassessment procedure. Continuation of the authorization is linked to the annual reassessment and a negative assessment could potentially result in the marketing authorization being suspended or revoked. The renewal of a marketing authorization of a medicinal product under exceptional circumstances, however, follows the same rules as a “normal” marketing authorization. Thus, a marketing authorization under exceptional circumstances is granted for an initial five years, after which the authorization will become valid indefinitely, unless the EMA decides that safety grounds merit one additional five-year renewal.

The European Commission may also grant a so-called “conditional marketing authorization” prior to obtaining the comprehensive clinical data required for an application for a full marketing authorization. Such conditional marketing authorizations may be granted for product candidates (including medicines designated as orphan medicinal products), if (i) the risk-benefit balance of the product candidate is positive, (ii) it is likely that the applicant will be in a position to provide the required comprehensive clinical trial data, (iii) the product fulfills an unmet medical need and (iv) the benefit to public health of the immediate availability on the market of the medicinal product concerned outweighs the risk inherent in the fact that additional data are still required. A conditional marketing authorization may contain specific obligations to be fulfilled by the marketing authorization holder, including obligations with respect to the completion of ongoing or new studies and the collection of pharmacovigilance data. Conditional marketing authorizations are valid for one year, and may be renewed annually, if the risk-benefit balance remains positive, and after an assessment of the need for additional or modified conditions and/or specific obligations. The timelines for the centralized procedure described above also apply with respect to the review by the CHMP of applications for a conditional marketing authorization.

Unlike the centralized authorization procedure, the decentralized marketing authorization procedure requires a separate application to, and leads to separate approval by, the competent authorities of each EU Member State in which the product candidate is to be marketed. This application is identical to the application that would be submitted to the EMA for authorization through the centralized procedure. The reference EU Member State prepares a draft assessment and drafts of the related materials within 120 days after receipt of a valid application. The resulting assessment report is submitted to the concerned E.U. Member States who, within 90 days of receipt, must decide whether to approve the assessment report and related materials. If a concerned EU Member State cannot approve the assessment report and related materials due to concerns relating to a potential serious risk to public health, disputed elements may be referred to the European Commission, whose decision is binding on all EU Member States.

The mutual recognition procedure similarly is based on the acceptance by the competent authorities of the EU Member States of the marketing authorization of a medicinal product by the competent authorities of other EU Member States. The holder of a national marketing authorization may submit an application to the competent authority of an EU Member State requesting that this authority recognize the marketing authorization delivered by the competent authority of another EU Member State.

Regulatory Data Protection in the EU

In the EU, innovative medicinal products approved on the basis of a complete independent data package qualify for eight years of data exclusivity upon marketing authorization and an additional two years of market exclusivity pursuant to Directive 2001/83/EC. Regulation (EC) No 726/2004 repeats this entitlement for medicinal products authorized in accordance the centralized authorization procedure. Data exclusivity prevents applicants for authorization of generics of these innovative products from referencing the innovator’s data to assess a generic (abridged) application for a period of eight years. During an additional two-year period of market exclusivity, a generic MAA can be submitted and authorized, and the innovator’s data may be referenced, but no generic medicinal product can be placed on the E.U. market until the expiration of the market exclusivity. The overall 10-year period will be extended to a maximum of 11 years if, during the first eight years of those 10 years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. Even if a compound is considered to be an NCE so that the innovator gains the prescribed period of data exclusivity, another company nevertheless could also market another version of the product if such company obtained marketing authorization based on an MAA with a complete independent data package of pharmaceutical tests, preclinical tests and clinical trials.

Periods of Authorization and Renewals

A marketing authorization has an initial validity for five years in principle. The marketing authorization may be renewed after five years on the basis of a re-evaluation of the risk-benefit balance by the EMA or by the competent authority of the EU Member State. To this end, the marketing authorization holder must provide the EMA or the competent authority with a consolidated version of the file in respect of quality, safety and efficacy, including all variations introduced since the marketing authorization was granted, at least six months before the marketing authorization ceases to be valid. The European Commission or the competent authorities of the EU Member States may decide, on justified grounds relating to pharmacovigilance, to proceed with one further five-year period of marketing authorization. Once subsequently definitively renewed, the marketing authorization shall be valid for an unlimited period. Any authorization which is not followed by the actual placing of the medicinal product on the EU market (in case of centralized procedure) or on the market of the authorizing EU Member State within three years after authorization ceases to be valid (the so-called sunset clause).

Pediatric Studies and Exclusivity

Prior to obtaining a marketing authorization in the EU, applicants must demonstrate compliance with all measures included in an EMA-approved PIP covering all subsets of the pediatric population, unless the EMA has granted a product-specific waiver, a class waiver, or a deferral for one or more of the measures included in the PIP. The respective requirements for all marketing authorization procedures are laid down in Regulation (EC) No 1901/2006, the so-called Pediatric Regulation. This requirement also applies when a company wants to add a new indication, pharmaceutical form or route of administration for a medicine that is already authorized. The Pediatric Committee of the EMA, or PDCO, may grant deferrals for some medicines, allowing a company to delay development of the medicine for children until there is enough information to demonstrate its effectiveness and safety in adults. The PDCO may also grant waivers when development of a medicine for children is not needed or is not appropriate, such as for diseases that only affect the elderly population. Before an MAA can be filed, or an existing marketing authorization can be amended, the EMA must determine that a company actually complied with the agreed studies and measures listed in each relevant PIP. If an applicant obtains a marketing authorization in all EU Member States, or a marketing authorization granted in the Centralized Procedure by the European Commission, and the study results for the pediatric population are included in the drug product information, even when negative, the medicine is then eligible for an additional six-month period of qualifying patent protection through extension of the term of the Supplementary Protection Certificate.

Regulatory Requirements after a Marketing Authorization has been Obtained

In case an authorization for a medicinal product in the EU is obtained, the holder of the marketing authorization is required to comply with a range of requirements applicable to the manufacturing, marketing, promotion and sale of medicinal products. These include:

●	Compliance with the EU’s stringent pharmacovigilance or safety reporting rules must be ensured. These rules can impose post-authorization studies and additional monitoring obligations.

●	The manufacturing of authorized medicinal products, for which a separate manufacturer’s license is mandatory, must also be conducted in strict compliance with the applicable E.U. laws, regulations and guidance, including Directive 2001/83/EC, Directive 2003/94/EC, Regulation (EC) No 726/2004 and the European Commission Guidelines for Good Manufacturing Practice, or E.U. cGMP. These requirements include compliance with E.U. cGMP standards when manufacturing medicinal products and active pharmaceutical ingredients, including the manufacture of active pharmaceutical ingredients outside of the EU with the intention to import the active pharmaceutical ingredients into the EU.

●	The marketing and promotion of authorized drugs, including industry-sponsored continuing medical education and advertising directed toward the prescribers of drugs and/or the general public, are strictly regulated in the EU notably under Directive 2001/83EC, as amended, and E.U. Member State laws. Direct-to-consumer advertising of prescription medicines is prohibited across the EU.

Brexit and the Regulatory Framework in the United Kingdom

On June 23, 2016, the electorate in the United Kingdom voted in favor of leaving the EU, commonly referred to as “Brexit”. Thereafter, on March 29, 2017, the country formally notified the EU of its intention to withdraw pursuant to Article 50 of the Lisbon Treaty. The withdrawal of the United Kingdom from the EU will take effect either on the effective date of the withdrawal agreement. Since the regulatory framework for pharmaceutical products in the United Kingdom covering quality, safety and efficacy of pharmaceutical products, clinical trials, marketing authorization, commercial sales and distribution of pharmaceutical products is derived from EU directives and regulations, Brexit could materially impact the future regulatory regime which applies to drug products and the approval of product candidates in the United Kingdom. It remains to be seen how, if at all, Brexit will impact regulatory requirements for product candidates and approved drug products in the United Kingdom.

General Data Protection Regulation

The collection, use, disclosure, transfer or other processing of personal data of individuals in the EU, including personal health data, is governed by the GDPR, which became effective on May 25, 2018. The GDPR is wide-ranging in scope and imposes numerous requirements on companies that process personal data, including requirements relating to processing health and other sensitive data, obtaining consent of the individuals to whom the personal data relates, providing notice to individuals regarding data processing activities, implementing safeguards to protect the security and confidentiality of personal data, providing notification of data breaches, and taking certain measures when engaging third party processors. The GDPR also imposes strict rules on the transfer of personal data to countries outside the EU, including the United States, and permits data protection authorities to impose large penalties for violations of the GDPR, including potential fines of up to €20 million or 4% of annual global revenues, whichever is greater. The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies and obtain compensation for damages. Compliance with the GDPR will be a rigorous and time-intensive process that may increase our cost of doing business.

Pricing Decisions for Approved Drug Products

In the EU, pricing and reimbursement schemes vary widely from country to country. Some countries provide that drug products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular product candidate to currently available therapies or so-called health technology assessments, in order to obtain reimbursement or pricing approval. For example, the EU provides options for the EU Member States to restrict the range of drug products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. EU Member States may approve a specific price for a product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market. Other EU Member States allow companies to fix their own prices for drug products, but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. Recently, many countries in the EU have increased the amount of discounts required on pharmaceuticals and these efforts could continue as countries attempt to manage health care expenditures, especially in light of the severe fiscal and debt crises experienced by many countries in the EU. The downward pressure on health care costs in general, particularly with respect to prescription products, has become intense. As a result, increasingly high barriers are being erected to the entry of new drug products. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various EU Member States, and parallel trade, i.e., arbitrage between low-priced and high-priced EU Member States, can further reduce prices. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any drug products, if approved in those countries.

Employees

As of December 13, 2019, we have four executive officers, of which, only our Chief Executive Officer is a full-time employee, while the additional three interim officers are part-time employees. In addition, we have one other full-time and one other part-time employee and 6 consultants that we engage on a continual basis. None of our employees is represented by labor unions or covered by collective bargaining agreements. We believe that we maintain good relations with our employees.

At the time of the offering, all of our employment and consulting agreements will include employees’ and consultants’ undertakings with respect to non-competition and assignment to us of intellectual property rights developed in the course of employment and confidentiality.

Property and Facilities

Our principal executive office is located at Alter Postplatz 2, 6370 Stans, Canton of Nidwalden, Switzerland, and consists of approximately 25 square meters (approximately 270 square feet) of leased office space under an indefinite term lease that may be terminated by either party with six months prior notice.

We consider that our current office space is sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business; provided, however that we may require additional space and facilities as our business expands.

Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations. We are not currently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors as of December 13, 2019:

Name	Age	Position

Ronald Hafner	56	Chairman of the Board of Directors

Alexander Zwyer	50	Chief Executive Officer, Director

Robert Dickey IV	64	Interim Chief Financial Officer

Hervé Girsault	60	Interim Chief Business Officer

Sandy Eisen	64	Interim Chief Medical Officer

(1)	Member of the Compensation Committee
(2)	Member of the Audit Committee
(3)	Independent Director (as defined under Nasdaq Stock Market rules)

The Company intends to add additional members to its board of directors upon the consummation of this offering. In general, members of our board of directors are elected by our shareholders and elected to serve for a one-year period. See “Description of Share Capital and Governing Documents – Articles of Association – Board of Directors” for additional information.

Ronald Hafner, Chairman of the Board of Directors

Ronald Hafner has been a member of our board and served as Chairman of the Board of Directors since August 2015. Mr. Hafner has been a partner at Deloitte Consulting AG since January 2016 and since 2018 he has served as the chairman of Magnetic Rock, a private investment company. From 2015 to 2016, Mr. Hafner served as an independent director of the Pingar Group Ltd., a private company developing artificial intelligence software solutions. Prior to serving in these capacities, Mr. Hafner served as the chief executive officer of Infosys Consulting AG. Prior to Lodestone Management Consultants AG’s acquisition by Infosys Ltd. in 2012, Mr. Hafner was chief executive officer and partner of Lodestone Management Consultants AG, where he was responsible for the company’s global operations since founding the business in 2005. Mr. Hafner has an M.B.A. and master’s degree in economics from the University of Basel/Switzerland.

Alex Zwyer, Chief Executive Officer, Director

Alexander Zwyer has served as our Chief Executive Officer and as a Director since our incorporation in August 2015. Mr. Zwyer has over 25 years of international business experience. In 2007, prior to, and until founding NLS in 2015, Mr. Zwyer founded a startup in the high-end luxury food sector, and served as its chief executive officer until 2015 when he successfully sold the company. From 1991 and until 2007, Mr. Zwyer served in various positions with Viforpharma AG (SWX: VIFN) (then known as Vifor (International) Inc.), most notably serving as executive vice president (chief operations officer), leading the company’s global regulatory affairs, medical affairs, sales and marketing as well as business development teams. Mr. Zwyer speaks seven languages fluently. Mr. Zwyer holds a B.B.A. in business administration from Oekral, Zurich, Switzerland and an executive M.B.A. from GSBA/Lorange Institute of Business, Zurich, Switzerland and an M.B.A. from University at Albany SUNY.

Robert Dickey IV, Interim Chief Financial Officer

Robert Dickey IV has served as our Interim Chief Financial Officer since August 2019, and previously served as our Deputy Chief Financial Officer from February 2019. Mr. Dickey has over 25 years’ experience leading life science and medical device companies, both private and public. Mr. Dickey currently serves as the managing director of Danforth Advisors, through which he is engaged with us. Prior to his joining Danforth Advisors, Mr. Dickey served as chief financial officer of several companies, including Mofit Bio PLC (Nasdaq/AIM: MTFB), Tyme Technologies (Nasdaq: TYME) from 2017 to 2018 and NeoStem, Inc. (now, Caladrius Biosciences) (Nasdaq: CLBS) from 2013 to 2015. Since 2018, Mr. Dickey has served on the board of directors and as chairman of the audit committee of Emmaus Life Sciences, Inc. (Nasdaq: EMMA). Mr. Dickey previously spent 18 years in investment banking at Lehman Brothers and Legg Mason. Mr. Dickey holds a A.B. from Princeton University and M.B.A. from The Wharton School, University of Pennsylvania.

Hervé Girsault, Interim Chief Business Officer

Hervé Girsault has served as our Interim Chief Business Officer since December 2017, and previously served as our business development advisor from September 2016. Mr. Girsault has over 20 years of experience in the healthcare industry, serving in a variety of senior positions, including chief executive officer of Synarc Inc. in the United States (now BioClinica Inc.), of Novartis Benelux and of Gerber France SA in France, and as head of mergers & acquisitions, business development & partnering for global companies, such as Novartis International AG and Novartis Consumer Health, a division of Novartis AG. Prior to joining us, from 2013, Mr. Girsault served as the chief business officer of Piqur Therapeutics AG. Mr. Girsault co-founded TUROS Capital AG in 2018, and currently sits on its board of directors.

Sandy Eisen, Interim Chief Medical Officer

Sandy Eisen has served as our Interim Chief Medical Officer since September 2019. Dr. Eisen has 30 years of experience working in the pharmaceutical industry and in pharmaceutical medicine and regulation, with time initially as a UK and EU regulator at the Medicines and Healthcare products Regulatory Agency and the EMA in London.  Since 2011, Dr. Eisen has provided medical, regulatory and drug safety services to pharmaceutical and biotech companies through his privately held company, Frontline Pharma Consulting Ltd. From May 2013 to December 2015, Dr. Eisen also served as a non-executive director of Shield Therapeutics /Phosphate Therapeutics (LON: STX). From 2005 to 2011, Dr. Eisen served in a variety of roles at Teva Pharmaceuticals, including working as Chief Medical Officer for Teva Pharmaceuticals Europe from 2006 to 2011. Dr. Eisen studied medicine at Cambridge University and then at St Bartholomew's Hospital Medical School, London and in addition to a medical qualification, has postgraduate qualifications in surgery and in pharmaceutical medicine.

Family Relationships

There are no family relationships among our executive officers and directors.

Arrangements Concerning Election of Directors and Members of Management

The members of our board of directors were appointed and duly elected to serve as such in accordance with a certain shareholders agreement that we previously entered into and which shall terminate upon the consummation of this offering. With the exception of such shareholders agreement, there are no other arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our directors or members of senior management were selected as such. See “Related Party Transactions – Shareholders Agreements” for additional information.

Compensation

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2018. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period. Pursuant to Swiss law, we are not required to provide the compensation, on an individual basis, of our executive officers and directors.

All amounts reported in the tables below reflect the cost to the Company, in thousands of U.S. Dollars, for the year ended December 31, 2018.

	Salary, bonuses and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation
All directors and senior management as a group, consisting of 7 persons	$1,009	$40	$-

Employment and Service Agreements with Executive Officers

We have entered into a written employment agreement with our Chief Executive Officer. Our other interim executive officers are not engaged as full-time employees; however, after this offering, we intend to enter into employment agreements with some or all of these executive officers or other suitable candidates such that they may become full-time employees. All of these agreements are expected to contain provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law and, our assignment of inventions agreements with our Swiss executive officers will contain terms and conditions customary under Swiss law. In addition, our executive officers are subject to our directors and officers insurance policy. Members of our senior management are eligible for bonuses each year. The bonuses will be payable upon meeting objectives and targets that are set annually by our board of directors and compensation committee, and, in certain circumstances, upon approval by our shareholders.

Directors’ Service Contracts

Other than with respect to Mr. Zwyer, who has an agreement to serve as our Chief Executive Officer, we do not have a written agreement with our other director providing for benefits upon the termination of his service with us or otherwise.

Differences between Swiss Laws and Nasdaq Requirements

The Sarbanes-Oxley Act, as well as related rules subsequently implemented by the SEC, require foreign private issuers, such as us, to comply with various corporate governance practices. In addition, following the listing of the common shares on the Nasdaq Capital Market, we will be required to comply with the Nasdaq Stock Market Rules. Under those rules, we may elect to follow certain corporate governance practices permitted under the Swiss law in lieu of compliance with corresponding corporate governance requirements otherwise imposed by the Nasdaq Stock Market Rules for U.S. domestic registrants.

In accordance with Swiss law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Stock Market Rules, as a foreign private issuer, we have elected to rely on home country governance requirements and certain exemptions thereunder rather than the Nasdaq Stock Market Rules, with respect to the following requirements:

●	Composition of the board of directors. Swiss law does not require that a majority of our board of directors consist of independent directors. Our board of directors therefore may include fewer independent directors than would be required if we were subject to Nasdaq Listing Rule 5605(b)(1). In addition, we will not be subject to Nasdaq Listing Rule 5605(b)(2), which requires that independent directors must regularly have scheduled meetings at which only independent directors are present.

●

Quorum. In accordance with Swiss law and generally accepted business practices, our articles of association do not provide quorum requirements generally applicable to general meetings of shareholders.  Our practice thus varies from the requirement of Nasdaq Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting stock.

According to Swiss law, for the approval of the management report and the consolidated annual financial statements, the Company’s auditor must be present at such a general meeting of shareholders, unless the general meeting of shareholders waives such attendance by unanimous decision.

●	Proxy Solicitations. There are currently three types of institutional proxies under Swiss Law: (i) the independent proxy, (ii) the board proxy and (iii) the custodian proxy, all which tend to vote in favor of the board's proposals, because the default for the independent proxy is to vote with the board and by virtue of law the board and custodian proxies must vote with the board of directors. The Swiss Ordinance against Excessive Compensation in Listed Stock Companies, or the Listed Companies Ordinance, is applicable to companies limited by shares that are listed in Switzerland or abroad. According to the Listed Companies Ordinance, the solicitation of proxies by our board of directors or a custodian thereof is not permitted and only independent proxies are permitted. The independent proxy has to be elected by the general meeting of shareholders, must only vote pursuant to the specific instructions of the shareholders and must abstain from voting in the absence of specific instructions. However, Swiss law does not have a regulatory regime for the solicitation of proxies and company solicitation of proxies is prohibited for public companies in Switzerland; thus our practice will vary from the requirement of Nasdaq Listing Rule 5620(b), which sets forth certain requirements regarding the solicitation of proxies.

●	Share Issuances. Pursuant to Swiss law, prior to this offering, we will opt out of shareholder approval requirements for the issuance of securities in connection with certain events such as the acquisition of stock or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control of the Company and certain private placements. To this extent, our practice varies from the requirements of Nasdaq Listing Rule 5635, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events.

●

Compensation, Nomination and Governance Committee. The Listed Companies Ordinance requires that we adopt a compensation committee, so in accordance with Nasdaq Listing Rule 5615(a)(3), we will follow home country requirements with respect to the compensation committee. Under home country rules, the general meeting of shareholders has the authority to set up the basic principles of the compensation committee's responsibilities in a company's articles of association. In addition, the shareholders may decide to include in the articles of association a list of concrete responsibilities of the compensation committee. Unless the articles of association list concrete responsibilities of the compensation committee, the determination of the concrete responsibilities falls within the competence of the board of directors. Furthermore, the general meeting of shareholders must vote on the compensation report and the total of the remunerations of the board of directors, management and advisory committee. According to the doctrine, the strategic planning of the remuneration system and policy as well as the determination of the remuneration procedure is the inalienable task of the board of directors, unless a list of concrete responsibilities is included in the articles of association of the Company. Apart from that, the board of directors has the authority to determine whether the compensation committee shall have the decision-making power with regard to the individual salaries or whether it shall have only a request right to the board of directors.

Furthermore, pursuant to Swiss law, both the number of committee members (the minimum and maximum number of compensation committee members) and the identity of the compensation committee members is determined by our shareholders. Our home country rules also do not require us to authorize a committee of our independent directors or alternatively hold a vote consisting of solely our independent directors in order to determine which persons shall be nominated for election by our shareholders. Our practice will therefore vary from the requirements of Nasdaq Listing Rule 5605(d), which sets forth certain requirements as to the responsibilities, composition and independence of compensation committees, and from the independent director oversight of director nominations requirements of Nasdaq Listing Rule 5605(e). Furthermore, we will be subject to the Swiss Ordinance Against Executive Compensation (“Say on Pay” Rule), or the Compensation Ordinance. This means that the compensation of our board of directors and executive officers must be presented by the board of directors to our shareholders and our shareholders must vote on the proposed compensation.

Committees of the Board of Directors

Our board of directors intends to establish an audit committee and a compensation, nomination and governance committee prior to the consummation of this offering.

Audit Committee

Under the Nasdaq Stock Market rules, we are required to maintain an audit committee consisting of at least three members, all of whom are independent and are financially literate and one of whom has accounting or related financial management expertise.

The members of our audit committee are expected to include         ,            and            , each of whom is “independent,” as such term is defined under Nasdaq Stock Market rules.          serves as the chairman of our audit committee. All members of our audit committee meet the requirements for financial literacy under the Nasdaq Stock Market rules. Our board of directors has determined that                 is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Stock Market rules.

The audit committee will be governed by a charter that complies with Nasdaq rules. Upon the completion of this offering, the audit committee has the responsibility to, among other things:

●	consider and make recommendations to the board of directors on our financial statements, review and discuss the financial statements and present its recommendations with respect to the financial statements to the board of directors prior to the approval of the financial statements by our board of directors;

●	oversee our independent auditor and engage and determine compensation or termination of engagement of our auditor;

●	determine and pre-approve the terms of certain audit and non-audit services provided by our auditor;

●	review and monitor, if applicable, legal matters with significant impact and findings of regulatory authorities, receive reports regarding irregularities and legal compliance, act according to our “whistleblower policy” and make recommendations to our board of directors if so required, and oversee our policies and procedures regarding compliance to applicable financial and accounting related standards, rules and regulations; and

●	review and assess the independent auditor’s report, management letters and take notice of all comments of the independent auditor on accounting procedures and systems of control and review the independent auditor’s reports with management.

Compensation, Nomination and Governance Committee

The members of our compensation committee are expected to include      ,           and          . The compensation committee will assist our board of directors in overseeing our cash compensation and equity award recommendations for our executive officers along with the rationale for such recommendations, as well as summary information regarding the aggregate compensation provided to our executive officers. Swiss law requires that we adopt a compensation committee, so in accordance with Nasdaq Listing Rule 5615(a)(3), we will follow home country requirements with respect to the compensation committee. We will be subject to the Compensation Ordinance. This means that the compensation of our board of directors and executive officers must be presented by the board of directors to our shareholders and our shareholders must vote on the proposed compensation. In addition, in accordance with Nasdaq Listing Rule 5615(a)(3), we will follow home country requirements with respect to the nomination and governance committee. With respect to the nomination of persons to our board of directors, our home country rules do not require us to authorize a committee of our independent directors or alternatively hold a vote consisting of solely our independent directors in order to determine which persons shall be nominated for election by our shareholders.

As a result, our practice will vary from the requirements of Nasdaq Listing Rule 5605(d) and 5605(e) which set forth certain requirements as to the responsibilities, composition and independence of compensation committees and the nomination of directors for election by shareholders, respectively. See “—Differences between Swiss Laws and Nasdaq Requirements.”

Equity Incentive Plan

Prior to the consummation of this offering, we intend to adopt a new omnibus equity incentive plan under which we would have the discretion to grant a broad range of equity-based awards to eligible participants.

BENEFICIAL OWNERSHIP OF PRINCIPAL SHAREHOLDERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of our common shares as of December 13, 2019 by:

●	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our outstanding common shares;

●	each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to common shares. Percentage of shares beneficially owned before this offering is based on 1,392 shares outstanding on December 13, 2019. The number of common shares deemed outstanding after this offering includes the common shares being offered for sale in this offering but assumes no exercise by the representative of the underwriters of the over-allotment option.

Except as indicated in footnotes to this table, we believe that the shareholders named in this table have sole voting and investment power with respect to all shares shown to be beneficially owned by them, based on information provided to us by such shareholders. Unless otherwise noted below, each beneficial owner’s address is: c/o Alter Postplatz 2, CH-6370 Stans, Switzerland.

	No. of Shares Beneficially Owned Prior to this Offering	Percentage Owned Before this Offering(1)	Percentage Owned After this Offering
Holders of more than 5% of our voting securities:
Ronald Hafner✝	82	5.9%		%
Alexander Zwyer✝	240	17.2%		%
Eric Konofal*	204	14.7%		%
Eric-Jean Desbois*	107	7.7%		%
Magnetic Rock Investment AG (2)	569	40.9%
Directors and executive officers who are not 5% holders:
Hervé Girsault	5	**
Robert Dickey IV	-	-
Sandy Eisen	-	-
All directors and executive officers as a group (5 persons)	5	29.7%		%

✝	Indicates director of the Company.
*	Indicates founder and consultant to the Company.
**	Less than 1%.
(1)	The percentages shown are based on 1,392 common shares issued and outstanding as of December 13, 2019.
(2)	Magnetic Rock is a private company owned in equal part by each of Ronald Hafner, Jurgen Bauer, Peter Odman and Michael Stein. Ronald Hafner serves on our board of directors.

Significant Changes in Percentage Ownership by Major Shareholders

During the past three years, there have been no significant percentage ownership changes in the ownership of our common shares by any major shareholder.

Record Holders

As of December 13, 2019, there was a total of 12 holders of record of our common shares, none of which had, to the best of our knowledge, a registered address in the United States.

We are not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to us which would result in a change in control of the Company at a subsequent date.

RELATED PARTY TRANSACTIONS

Employment Agreements

We have entered into a written employment agreement with our Chief Executive Officer. Our other interim executive officers are not engaged as full-time employees; however, after this offering, we intend to enter into employment agreements with some or all of these executive officers or other suitable candidates such that they may become full-time employees. All of these agreements are expected to contain provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law and, our assignment of inventions agreements with our Swiss executive officers will contain terms and conditions customary under Swiss law. In addition, our executive officers are subject to our directors and officers insurance policy. Members of our senior management are eligible for bonuses each year. The bonuses will be payable upon meeting objectives and targets that are set annually by our board of directors and compensation committee, and, in certain circumstances, upon approval by our shareholders.

Shareholders Agreements

On August 31, 2015, and as amended in February 2017 and July 2017, we and our shareholders, which include Ronald Hafner, a member of our board of directors, our founders, including our Chief Executive Officer, as well as our Interim Chief Business Officer, entered into a certain shareholders agreement, as amended, or the Shareholders Agreement. The Shareholders Agreement provides for certain rights, including, the right of first refusal, co-sale rights and certain anti-dilution rights, and contains provisions governing the board of directors and other corporate governance matters. This shareholders agreement will automatically terminate upon the consummation of this offering.

Transfer Pricing Agreement with Pegasus

On April 1, 2017, we and Pegasus entered into the First Amendment to the ATA to provide certain milestone payments to the Pegasus Founders as an amendment to the remuneration previously owed to Pegasus for the transfer of the contractual rights of the AP-HP License Agreement that it assigned to us.

On September 20, 2019, we and Pegasus entered into the Second Amendment to the ATA whereby the milestone payments agreed upon in the First Amendment to the ATA were replaced by a royalty payment of 1.8% of the annual net sales (including sales made by sub-licensees) of the Licensed Compounds; provided, however, that such royalty payment could be further reduced to 0.9% in the event that the U.S. PTO were to issue a revised notice of allowance or expand the patent rights of the Licensed Compounds or be completely cancelled in the event that a competing generic product were to reach the market during the term of the patents covering the Licensed Compounds.

Cash Advances Between the Company and Pegasus

Since entering into the ATA, Pegasus, a company owned by certain of our shareholders, including our Chief Executive Officer, and the Company have advanced to each other certain amounts of cash to cover costs. We have offset the related receivables and payable to and from Pegasus for a combined net other long-term receivable of $55,268 and $14,371 for the six months ended June 30, 2019 and 2018, respectively.

Shareholders and Director Loans

We entered into the following loan agreements with Ronald Hafner, a member of our board, and Juergen Bauer, Michael Stein and Peter Odman, also referred to as the Shareholders, and with Magnetic Rock, a company controlled by the Shareholders.

Credit Facilities

In August 2015, NLS Pharma Ltd. and NLS-1 Ltd., and in March, 2017, NLS-0 Ltd., each entered into the NLS Pharma Credit Facility, the NLS-1 Credit Facility and the NLS-0 Credit Facility, respectively.

The entire amount of the NLS Pharma Credit Facility remains outstanding. On September 16, 2019, we and the Shareholders amended the NLS Pharma Credit Facility to extend the maturity date to December 31, 2019. If we default on the NLS Pharma Credit Facility, we will be subject to a default interest rate of 5% per year.

The entire principal amount of the NLS-1 Credit Facility has been converted into equity. In July 2018, we converted $3,418,519 of the principal amount (including the entire Interest-Bearing Facility) into 52 of our common shares, at a conversion price of $65,740.75 per common share and in March 2019, in connection with the Reorganization, the remaining $3,681,481 of the principal amount into 56 common shares at the same conversion price as the July 2018 conversion. On September 16, 2019, we and the Shareholders amended the NLS-1 Credit Facility to extend the maturity date covering the Interest-Bearing Facility to December 31, 2019. The Interest-Bearing Facility stopped accruing interest upon the Reorganization and, as a result thereof, the accrued interest stands at $85,737 and matures on December 31, 2019.

We borrowed $1.45 million, or the Borrowed Amount, under the NLS-0 Credit Facility. In connection with the Reorganization, the Entire Borrowed Amount under the NLS-0 Loan and a certain $2 million bridge loan agreement with the Shareholders, or the Bridge Loan (as discussed more fully below), were converted together into an aggregate of 52 of our common shares, at a conversion price of $66,346.15 per common share.

Bridge Loan

In December, 2017, in connection with the Bridge Loan, we received a loan of $2 million. The entire amount borrowed pursuant to the Bridge Loan was converted into shares of our common shares, together with the NLS-0 Credit Facility.

January 2019 Promissory Notes

In January 2019, we issued the four Notes, each for CHF 125,000 (approximately $128,200), with the Shareholders. Each Note carries an annual interest rate of 10% per year, compounded annually and matures as of the earlier of (i) April 30, 2019 and (ii) five days following such time as we have received aggregate financing, in a sole or series of transactions, exceeding CHF 500,000 (approximately $512,800) in the form of straight equity or convertible instrument investments or other means of proceeds from third parties. On September 16, 2019, we entered into amendments of each of the Notes to extend the maturity date to December 31, 2019.

January 2019 Convertible Promissory Note

In addition, on January 18, 2019, we issued the Convertible Note with Magnetic Rock for CHF 550,000 (approximately $557,920) pursuant to loan proceeds that were received in advance in each of August and December 2018 in the amount of CHF 500,000 ($507,200) and CHF 50,000 ($50,720). The Convertible Note carries an annual interest rate of 10% per year, compounded annually and matures on April 30, 2019, or the Convertible Note Maturity Date. If the Convertible Note is not converted on or before Convertible Note Maturity Date, then on the Convertible Note Maturity Date, at the election of Magnetic Rock, either the outstanding amount under the Convertible Note shall be repaid in full or remain outstanding with a new maturity date to be set by Magnetic Rock.

If while the Convertible Note is outstanding, we conduct an equity financing, any such outstanding amounts shall convert into such number of our common shares equal to the amount of the Convertible Note then outstanding divided by the lower of (i) the price per share in the offering of such common shares or (B) the price per share to any lender of bridge loan financing who converts their loan into equity in such equity financing. On March 12, 2019, in connection with the Reorganization, in exchange for the conversion of approximately CHF 526,980 (approximately $526,769) of debt into equity, we issued eight of our common shares to Magnetic Rock at a price of CHF 65,872.48 (approximately $66,000) per common share. As of December 13, 2019, approximately CHF 23,020 (approximately $30,914) remains outstanding. On September 16, 2019, we and Magnetic Rock amended the Convertible Note to extend the maturity date through December 31, 2019.

DESCRIPTION OF SHARE CAPITAL AND GOVERNING DOCUMENTS

The following description of our share capital and provisions of our articles of association are summaries and do not purport to be complete.

General

As of December 13, 2019, our authorized share capital consisted of 1,392 common shares, par value CHF 100.00 per share, all of which were issued and outstanding as of such date. All of our outstanding common shares have been validly issued, fully paid and non-assessable. Prior to the consummation of this offering, we will increase the number of common shares allowed for issuance.

Common Shares

From November 2016 and until the Reorganization, we issued an aggregate of 127 common shares in private placements of common shares, due to anti-dilution provisions and in exchange for the conversion of certain amounts of debt, for aggregate net proceeds of approximately $6,691,998).

In connection with the Reorganization, we increased our share capital by 116 common shares in order to issue 116 of our common shares for the conversion of an aggregate of approximately $7,658,250 of debt, at a conversion price ranging from approximately $65,741 to $66,346.

In addition, as a result of the Reorganization, the shareholders of NLS-0 received, in exchange for every one common share of NLS-0, 0.115019304 (rounded up to the nearest whole number) shares of our common shares and the shareholders of NLS Pharma received, in exchange for every one common share of NLS Pharma, 0.033964 shares of our common shares, and as a result thereof, we issued, in the aggregate, 149 of our common shares.

All of our issued and outstanding common shares are duly authorized, validly issued, fully paid and non-assessable.

Convertible Securities

We issued the Convertible Note in January 2019. On March 12, 2019, in connection with the Reorganization, in consideration for converting CHF 526,979.84 (approximately 526,769) into equity in lieu of repayment, we issued eight of our common shares at a conversion price of CHF 65,872.48 (approximately $66,000) per share. As of June 30, 2019, CHF 23,020.16 (approximately $30,914) remains outstanding, or CHF 53,609 (approximately $54,981) including interest. On September 16, 2019, we and Magnetic Rock amended the Convertible Note to extend the maturity date through December 31, 2019.

Articles of Association

Prior to this offering, we intend to adopt amended and restated articles of association. When we refer to our articles of association in this prospectus, unless the context provides otherwise, we refer to our amended and restated articles of association as currently expected to be in force when conducting this offering.

Ordinary Capital Increase, Authorized and Conditional Share Capital

Under Swiss law, we may increase our share capital (Aktienkapital) with a resolution of the general meeting of shareholders (ordinary capital increase) that must be carried out by the board of directors within three months in order to become effective. In the case of subscription and increase against payment of contributions in cash, a resolution passed by an absolute majority of the shares represented at the general meeting of shareholders is required. In the case of subscription and increase against contributions in kind or to fund acquisitions in kind, when shareholders’ statutory pre-emptive rights are withdrawn or where transformation of reserves into share capital is involved, a resolution passed by two-thirds of the shares represented at a general meeting of shareholders and the absolute majority of the nominal amount of the shares represented is required.

Under the Swiss Code of Obligations, or the CO, our shareholders, by a resolution passed by two-thirds of the shares represented at a general meeting of shareholders and the absolute majority of the nominal amount of the shares represented, may empower our board of directors to issue shares of a specific aggregate nominal amount up to a maximum of 50% of the share capital in the form of:

●	authorized capital (genehmigtes Kapital) to be utilized by the board of directors within a period determined by the shareholders but not exceeding two years from the date of the shareholder approval; or

●	conditional capital for the purpose of issuing shares in connection with, among other things, (i) option and conversion rights granted in connection with warrants and convertible bonds of the Company or one of our subsidiaries or (ii) grants of rights to employees, members of our board of directors or consultants or our subsidiaries or other persons providing services to the Company or a subsidiary to subscribe for new shares (conversion or option rights).

Our Authorized Share Capital

The articles of association authorize our board of directors to increase the share capital (within a period of no more than two years) and set forth the nominal amount by which the board of directors may increase the share capital (such authorized capital may not exceed one-half of the existing share capital).

The articles of association also explicitly set forth the events for which a restriction or exclusion of the pre-emptive rights from the current shareholders is permitted. The board of directors determines the timing, issue price, the type of contributions and the date on which the dividend entitlement commences.

Within the limits of Swiss law, a general meeting of shareholders may increase or alter the authorization granted to the board of directors. See “— Ordinary Capital Increase, Authorized and Conditional Share Capital.”

To affect any capital increase based on our authorized share capital, the Company will have to follow the relevant procedures under Swiss law. In particular, the Company’s board of directors will have to approve a general authorization resolution (Ermächtigungsbeschluss), issue a capital increase report (Kapitalerhöhungsbericht), approve a notarized confirmation resolution (Feststellungsbeschluss) on the capital increase and the articles of association, and obtain (i) duly executed subscription form(s) covering the subscription of the relevant number of new shares, (ii) a report of an audit firm relating to the withdrawal of the pre-emptive rights, as well as (iii) a banking confirmation confirming the payment of the aggregate nominal value of the respective number of new shares to a special Swiss bank account, all in accordance with Swiss law. The Company’s board of directors will subsequently have to file the relevant documentation accompanied by an application form with the competent commercial register. Any issuance of common shares based on such filing(s) is subject to the recording of the respective capital increase(s) in the commercial register in accordance with Swiss law.

The up to          common shares to be sold and issued to the underwriters upon exercise of the over-allotment option would be issued based on our authorized share capital, unless the over-allotment option is exercised prior to the issuance and registration of the         common shares offered in connection with this offering, in which case such up to       common shares may be issued as part of the ordinary capital increase.

Our Conditional Share Capital

Conditional Share Capital for Warrants and Convertible Bonds

Our nominal share capital may be increased by a maximum aggregate amount of CHF         through the issuance of not more than            common shares, which would have to be fully paid-in, with a nominal value of CHF             each, by the exercise of option and conversion rights granted in connection with warrants and convertible bonds of the Company or one of our subsidiaries. Shareholders will not have pre-emptive subscription rights in such circumstances. The holders of convertible bonds are entitled to the new shares upon the occurrence of the applicable conversion feature.

When issuing convertible bonds, the board of directors is authorized to withdraw or to limit the advance subscription right of shareholders to subscribe to the convertible bond issuance:

●	for the purpose of financing or refinancing the acquisition of enterprises, divisions thereof, or of participations or of newly planned investments of the Company; or

●	if the issuance occurs in domestic or international capital markets, including private placements.

To the extent that the advance subscription rights are withdrawn, (i) the convertible bonds are to be issued at market conditions; (ii) the term to exercise the option or conversion rights may not exceed ten years as of the date of the convertible bond issue and twenty years for conversion rights; and (iii) the exercise price for the new shares must at least correspond to the market conditions at the time of the convertible bond issuance.

Conditional Share Capital for Equity Incentive Plans

Our nominal share capital may, to the exclusion of the pre-emptive subscription rights of shareholders, be increased by a maximum aggregate amount of CHF         through the issuance of not more than        common shares, which would have to be fully paid-in, with a nominal value of CHF          each, by the exercise of option or conversion rights that have been granted to employees, members of the board of directors or consultants of the Company or of one of our subsidiaries or other persons providing services to the Company or a subsidiary through one or more equity incentive plans created by the board of directors.

Pre-emptive Rights

Pursuant to the CO, shareholders have pre-emptive rights (Bezugsrechte) to subscribe for new issuances of shares. With respect to conditional capital in connection with the issuance of conversion rights, convertible bonds or similar debt instruments, shareholders have advance subscription rights (Vorwegzeichnungsrechte) for the subscription of conversion rights, convertible bonds or similar debt instruments.

A resolution passed at a general meeting of shareholders by two-thirds of the shares represented and the absolute majority of the nominal value of the shares represented may authorize our board of directors to withdraw or limit pre-emptive rights and/or advance subscription rights in certain circumstances. If pre-emptive rights are granted, but not exercised, the board of directors may allocate the pre-emptive rights as it elects.

Prior to the consummation of this offering, we intend to convene a meeting of our shareholders to authorize our board of directors to withdraw or limit pre-emptive rights and/or advance subscription rights in certain circumstances, including as a result of this offering.

With respect to our authorized share capital, the board of directors is authorized by our articles of association to withdraw or to limit the pre-emptive rights of shareholders, and to allocate them to third parties or to us, in the event that the newly issued shares are used for a purpose set forth in our articles of association.

Uncertificated Securities

Our shares are uncertificated securities (Wertrechte, within the meaning of the CO) and, when administered by a financial intermediary (Verwahrungsstelle, within the meaning of the Federal Act on Intermediated Securities, “FISA”), qualify as intermediated securities (Bucheffekten, within the meaning of the FISA). In accordance with art. 973c of the CO, we maintain a non-public register of uncertificated securities (Wertrechtebuch).

If registered in our share register, a shareholder may at any time request from us a written confirmation with respect to such person’s shares. The Company may issue certificates representing one or several shares at any time. Shareholders are not entitled, however, to request the printing and delivery of certificates.

We may convert registered shares into bearer shares and vice-versa.

Participation Certificates and Profit-sharing Certificates

The Company has not issued any non-voting equity securities, such as participation certificates (Partizipationsscheine) or profit sharing certificates (Genussscheine), nor has it issued any preference shares (Vorzugsaktien).

No Additional Capital Contributions

Under Swiss law, shareholders are not obliged to make any capital contribution in excess of the subscription amount.

General Meeting of Shareholders: Meetings and Powers

The general meeting of shareholders is our supreme corporate body. Under Swiss law, an annual, ordinary general meeting of shareholders must be called on an annual basis and we may hold extraordinary general meetings of shareholders in addition to any annual general meeting. Under Swiss law, an ordinary general meeting of shareholders must be held annually within six months after the end of a corporation’s financial year. In our case, this means on or before the 30th day of June.

The following powers are vested exclusively in the general meeting of shareholders:

●	adopting and amending our articles of association;

●	electing the members of the board of directors, the chairman of the board of directors, the members of the compensation committee, the auditors and the independent proxy holder (a person annually elected by the general meeting of shareholders and who may represent our shareholders at a general meeting of shareholders as a proxy solicitor);

●	approving the annual report, the annual statutory financial statements and the consolidated financial statements, and deciding on the allocation of profits as shown on the balance sheet, in particular with regard to dividends and bonus payments to members of the board of directors;

●	approving the compensation of members of the board of directors and executive management, which under Swiss law is not necessarily limited to the executive officers;

●	discharging the members of the board of directors and executive management from liability with respect to their tenure in the previous financial year;

●	dissolving the Company with or without liquidation; and

●	deciding matters reserved to the general meeting of shareholders by law or our articles of association or that are presented to it by the board of directors.

An extraordinary general meeting of shareholders may be called by a resolution of the board of directors or, under certain circumstances, by our auditor, liquidator or bondholder (or the representatives of convertible bondholders), if any. In addition, in accordance with the CO, the board of directors is required to convene an extraordinary general meeting of shareholders if shareholders representing at least one-tenth of our share capital request such general meeting of shareholders in writing. Such request must set forth the items to be discussed and the proposals to be acted upon. According to the CO, the board of directors must convene an extraordinary general meeting of shareholders and propose financial restructuring measures if, based on our stand-alone annual statutory balance sheet, half of our share capital and reserves are not covered by our assets.

Voting and Quorum Requirements

Shareholder resolutions and elections (including elections of members of the board of directors) require the affirmative vote of the absolute majority of shares represented at the general meeting of shareholders, unless otherwise stipulated by law.

A resolution of the general meeting of the shareholders passed by two-thirds of the shares represented at the meeting, and the absolute majority of the nominal value of the shares represented is required for:

●	any amendment of the Company's objectives;

●	the introduction of shares with preferential voting rights;

●	any restriction on the transferability of registered shares;

●	creating authorized or conditional share capital;

●	a capital increase funded by equity, against contributions in kind or for the purpose of funding acquisitions in kind and the granting of special privileges;

●	any restriction or cancellation of the subscription right (i.e., pre-emptive rights);

●	a relocation of the seat (registered office) of the Company; and

●	the dissolution of the Company.

The same voting requirements apply to resolutions regarding transactions among corporations based on Switzerland’s Federal Act on Mergers, Demergers, Transformations and the Transfer of Assets, or the Merger Act (including a merger, demerger or conversion of a corporation) see “— Compulsory Acquisitions; Appraisal Rights.”

In accordance with Swiss law and generally accepted business practices, our articles of association do not provide quorum requirements generally applicable to general meetings of shareholders. Additionally, before a resolution to approve the management report and consolidated accounts can be passed, our auditor must also be present at such general meeting of the shareholders, unless the general meeting of the shareholders waives such attendance by unanimous decision of those present. To this extent, our practice varies from the requirement of Nasdaq Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting stock.

Notice

General meetings of shareholders must be convened by the board of directors at least twenty days before the date of the meeting. The general meeting of shareholders is convened by way of a notice appearing in our official publication medium, currently the Swiss Official Gazette of Commerce. Registered shareholders may also be informed by registered mail, facsimile or electronic mail. The notice of a general meeting of shareholders must state the items on the agenda, the proposals to be acted upon and, in case of elections, the names of the nominated candidates. Except in the limited circumstances listed below, a resolution may not be passed at a general meeting without proper notice. This limitation does not apply to proposals to convene an extraordinary general meeting of shareholders, the initiating of a special audit or the election of an auditor upon request of a shareholder. No previous notification is required for proposals concerning items included in the agenda or for debates that do not result in a vote. The notice period for a general meeting of shareholders may be waived if all shareholders are present or represented at such meeting (“Universalversammlung”).

Agenda Requests

Pursuant to Swiss law, one or more shareholders whose combined shareholdings represent the lower of (i) one tenth of the share capital or (ii) an aggregate nominal value of at least CHF 1,000,000, may request that an item be included in the agenda for an ordinary general meeting of shareholders. To be timely, the shareholder’s request must be received by us at least 30 calendar days in advance of the meeting. The request must be made in writing and contain, for each of the agenda items, the following information:

●

a brief description of the business desired to be brought before the ordinary general meeting of shareholders and the reasons for conducting such business at the ordinary general meeting of shareholders;

●	the name and address, as they appear in the share register, of the shareholder proposing such business; and

●	all other information required under the applicable laws and stock exchange rules.

In accordance with Swiss law, a business report, compensation report (as prepared by our board of directors) and an auditor’s report must be made available for inspection by the shareholders at our registered office no later than 20 days prior to the ordinary general meeting of shareholders. Shareholders of record are notified of this in writing.

Voting Rights

The right to vote, and the other rights of share ownership, may only be exercised by shareholders (including any nominees) or usufructuaries (a person who has the right to enjoy the use and advantages of another's property short of the destruction or waste of its substance). who are entered in our share register at cut-off date determined by the board of directors, as authorized by our articles of association and Swiss law. Those entitled to vote in the general meeting of shareholders may be represented by the independent proxy holder (annually elected by the general meeting of shareholders), another registered shareholder or third person with written authorization to act as proxy or the shareholder’s legal representative. The chairman of the board of directors has the power to decide whether to recognize a power of attorney. The board of directors issues the regulations on the determination of shareholder status, on proxies and voting instructions, and on the issue of voting cards.

Dividends and Other Distributions

Our board of directors may propose to shareholders that a dividend or other distribution be paid but cannot itself authorize the distribution. Dividend payments require a resolution passed by an absolute majority of the shares represented at a general meeting of shareholders. In addition, our auditor must confirm that the dividend proposal of our board of directors conforms to Swiss statutory law and our articles of association.

Under Swiss law, we may only pay dividends if we have sufficient distributable profits brought forward from the previous business years (Gewinnvortrag), or if we have distributable reserves (frei verfügbare Reserven), each as evidenced by our audited stand-alone statutory balance sheet prepared pursuant to Swiss law, and after allocations to reserves required by Swiss law and the articles of association have been deducted. We are not permitted to pay interim dividends out of profit of the current business year.

Under our articles of association and in accordance with Swiss law, only our shareholders have the power to approve the payment of any dividends.

Distributable reserves are generally booked either as “free reserves” (freie Reserven) or as “reserve from capital contributions” (Reserven aus Kapitaleinlagen). Under the CO, if our general reserves (allgemeine Reserve) amount to less than 20% of our share capital recorded in the commercial register (i.e., 20% of the aggregate nominal value of our issued capital), then at least 5% of our annual profit must be retained as general reserves. The CO permits us to accrue additional general reserves. Further, a purchase of our own shares (whether by us or a subsidiary) reduces the distributable reserves in an amount corresponding to the purchase price of such own shares. Finally, the CO, under certain circumstances, requires the creation of revaluation reserves which are not distributable.

Distributions out of issued share capital (i.e. the aggregate nominal value of our issued shares) are not allowed and may be made only by way of a share capital reduction. Such a capital reduction requires a resolution passed by an absolute majority of the shares represented at a general meeting of shareholders. The resolution of the shareholders must be recorded in a public deed and a special audit report must confirm that claims of our creditors remain fully covered despite the reduction in the share capital recorded in the commercial register. The share capital may be reduced below CHF 100,000 only if and to the extent that at the same time the statutory minimum share capital of CHF 100,000 is reestablished by sufficient new fully paid-up capital. Upon approval by the general meeting of shareholders of the capital reduction, the board of directors must give public notice of the capital reduction resolution in the Swiss Official Gazette of Commerce three times and notify creditors that they may request, within two months of the third publication, satisfaction of or security for their claims. The reduction of the share capital may be implemented only after expiration of this time limit.

Our board of directors determines the date on which the dividend entitlement starts. Dividends are usually due and payable shortly after the shareholders have passed the resolution approving the payment; however, the shareholders, upon request of the board of directors, may resolve at the general meeting of shareholders to defer the due date of the dividend payments (e.g., in quarterly or other installments).

Transfer of Shares

Shares in uncertificated form (Wertrechte) may only be transferred by way of assignment. Shares that constitute intermediated securities (Bucheffekten) may only be transferred when a credit of the relevant intermediated securities to the acquirer’s securities account is made in accordance with the relevant provisions of the FISA. Article 4 of our articles of association provides that in the case of securities held with an intermediary such as a registrar, transfer agent, trust corporation, bank or similar entity, any transfer, grant of a security interest or usufructuary right in such intermediated securities and the appurtenant rights associated therewith requires the cooperation of the intermediary in order for such transfer, grant of a security interest or usufructuary right to be valid against us.

Voting rights may be exercised only after a shareholder has been entered in our share register (Aktienbuch) with his or her name and address (in the case of legal entities, the registered office) as a shareholder with voting rights. Any acquirer of our shares who is not registered in our share register as a shareholder with voting rights will, assuming the acquirer holds our shares as of the record date, still be entitled to dividends and other rights with financial value with respect to such shares.

Inspection of Books and Records

Under the CO, a shareholder has a right to inspect our share register with respect to his own shares and otherwise to the extent necessary to exercise his shareholder rights. No other person has a right to inspect our share register. Our books and correspondence may be inspected with the express authorization of the general meeting of shareholders or by resolution of the board of directors and subject to the safeguarding of our business secrets. See “Comparison of Swiss Law and Delaware Law — Inspection of Books and Records.”

Special Audit

If the shareholders’ inspection rights, as outlined above, prove to be insufficient in the judgment of the shareholder, any shareholder may propose to the general meeting of shareholders that specific facts be examined by a special audit in a special investigation. If the general meeting of shareholders approves the proposal, a company or any shareholder may, within 30 calendar days after the general meeting of shareholders, request a court in Stans, Switzerland, where our registered office is located, to appoint a special auditor. If the general meeting of shareholders rejects the request, one or more shareholders representing at least 10 percent of the share capital or holders of shares in an aggregate nominal value of at least CHF 2,000,000 may within three months' request that the court appoint a special auditor. The court will issue such an order if the petitioners can demonstrate that the board of directors, any member of the board of directors or our executive management infringed the law or our articles of association and thereby caused damages to the Company or our shareholders.

Compulsory Acquisitions; Appraisal Rights

Business combinations and other transactions that are governed by the Swiss Merger Act (i.e. mergers, demergers, transformations and certain asset transfers) are binding on all shareholders. A statutory merger or demerger requires approval of two-thirds of the shares represented at a general meeting of shareholders and the absolute majority of the nominal value of the shares represented.

If a transaction under the Swiss Merger Act receives all of the necessary consents, there are no appraisal rights and all shareholders are compelled to participate.

Swiss corporations may be acquired by an acquirer through the direct acquisition of the share capital of the

Swiss corporation. The Swiss Merger Act provides for the possibility of a so-called “cash-out” or “squeeze-out” merger if the acquirer controls 90% of the outstanding shares. In these limited circumstances, minority shareholders of the corporation being acquired may be compensated in a form other than through shares of the acquiring corporation (for instance, through cash or securities of a parent corporation of the acquiring corporation or of another corporation). Following a statutory merger or demerger, pursuant to the Merger Act, shareholders can file an appraisal action against the surviving company. If the consideration is deemed inadequate, the court will determine an adequate compensation payment.

In addition, under Swiss law, the sale of  “all or substantially all of our assets” (“faktische Liquidation”) by us may require the approval of two-thirds of the number of shares represented at a general meeting of shareholders and the absolute majority of the nominal value of the common shares represented. Whether a shareholder resolution is required depends on the particular transaction, including whether the following test is satisfied:

●	a core part of our business is sold without which it is economically impracticable or unreasonable to continue to operate the remaining business;

●	our assets, after the divestment, are not invested in accordance with our statutory business purpose; and

●	the proceeds of the divestment are not earmarked for reinvestment in accordance with the Company’s business purpose but, instead, are intended for distribution to our shareholders or for financial investments unrelated to our business.

Board of Directors

Pursuant to Swiss law and according to our articles of association, the board of directors shall consist of one or more members, none of which need to be shareholders. The current members of the board of directors are Ronald Hafner (chairman of the board) and Alexander Zwyer. Prior to the consummation of this offering, we intend to expand the size of our board of directors.

The members of our board of directors are elected by the general meeting of shareholders for a term of one year. A year within the meaning of this provision is the period between two ordinary general meetings of shareholders. If a member of the board of directors retires or is replaced, his successor shall continue in office until the end of his predecessor's term. Each member of our board of directors must be elected individually.

Powers

Our board of directors has the following non-delegable and inalienable powers and duties:

●	the overall management of the company and the issuing of all necessary directives;

●	determination of our appropriate management organization, including the power to define responsibilities and duties of our corporate bodies as well as our internal hierarchy;

●	the organization of the accounting, financial control and financial planning systems as required for management of the Company;

●	the appointment and dismissal of persons entrusted with managing and representing the Company;

●	overall supervision of the persons entrusted with managing the Company, in particular with regard to compliance with the law, articles of association, operational regulations and directives;

●	compilation and issuance of an annual report, preparation for the general meeting and implementation of its resolutions; and

●	notification to the court in the event that the Company is over-indebted.

According to Article 14 of our articles of association, the board of directors may assign the preparation and the implementation of its resolutions or the supervision of business transactions with regard to the non-transferable and inalienable duties to committees or individual members. In the event that our board of directors assigns duties in accordance with our articles of association and Swiss law, the board of directors shall design and implement reporting policies describing how such an assignment would be carried out by a committee or individual member.

Based on Article 15 of our articles of association, our board of directors may completely or partially delegate the power to manage the Company to one or more of its members (managing directors) or to third persons (managers).

Indemnification of Executive Management and Directors

According to Swiss Law and our articles of association, the general meeting of shareholders has the authority to grant discharge to the members of the board of directors from liability. The effect of the resolution of release (discharge) by the general meeting of shareholders is effective only for disclosed facts and only as against the Company and those shareholders who approved the resolution or who have since acquired their shares in full knowledge of the resolution. The right of action of other shareholders lapses six months after the resolution of release.

In addition, under general principles of Swiss employment law, an employer may be required to indemnify an employee against losses and expenses incurred by such employee in the proper execution of their duties under the employment agreement with the employer. See “Comparison of Swiss Law and Delaware Law—Indemnification of directors and executive management and limitation of liability.”

Conflict of Interest, Management Transactions

Swiss law does not provide for a general provision regarding conflicts of interest. However, the CO contains a provision that requires our directors and executive management to safeguard the Company’s interests and imposes a duty of loyalty and duty of care on our directors and executive management. This rule is generally understood to disqualify directors and executive management from participation in decisions that directly affect them. Our directors and executive officers are personally liable to us for a breach of these provisions. In addition, Swiss law contains provisions under which directors and all persons engaged in the Company’s management are liable to the Company, each shareholder and the Company’s creditors for damages caused by an intentional or negligent violation of their duties. Furthermore, Swiss law contains a provision under which payments made to any of the Company’s shareholders or directors or any person associated with any such shareholder or director, other than payments made at arm’s length, must be repaid to the Company if such shareholder or director acted in bad faith.

Principles of the Compensation of the Board of Directors and the Executive Management

Pursuant to Swiss law, our shareholders must annually, upon becoming a public company whose shares are listed for trade by the public, approve the compensation of the board of directors and the persons whom the board of directors has, fully or partially, entrusted with the management of the Company. The board of directors must issue, on an annual basis, a written compensation report that must be reviewed together with a report on our business by our auditor. The compensation report must disclose all compensation, loans and other forms of indebtedness granted by the Company, directly or indirectly, to current or former members of the board of directors and executive management to the extent related to their former role within the Company or not on customary market terms.

The disclosure concerning compensation, loans and other forms of indebtedness must include the aggregate amount for the board of directors and the executive management as well as the particular amount for each member of the board of directors and executive officer, specifying the name and function of each respective person.

Certain forms of compensation are prohibited for members of our board of directors and executive management, such as:

●	severance payments provided for either contractually or in the articles of association (compensation due until the termination of a contractual relationship does not qualify as severance payment);

●	advance compensation;

●	incentive fees for the acquisition or transfer of corporations or parts thereof by the Company or by companies being, directly or indirectly, controlled by us;

●	loans, other forms of indebtedness, pension benefits not based on occupational pension schemes and performance-based compensation not provided for in the articles of association; and

●	equity securities and conversion and option rights awards not provided for in the articles of association.

Compensation to members of the board of directors and executive management for activities in entities that are, directly or indirectly, controlled by the Company is prohibited if the compensation (i) would have been prohibited if it was paid directly by the Company, (ii) is not provided for in the articles of association or (iii) has not been approved by the general meeting of shareholders.

The general meeting of shareholders votes on the compensation received directly or indirectly by the board of directors, the executive management and the advisory board (Beirat). The general meeting of shareholders must vote annually on the compensation of its board of directors, executive management and the advisory board, and accordingly, at such a meeting, the vote of the general meeting of shareholders shall have a binding effect.

In the event that the general meeting of shareholders votes prospectively on the compensation of the executive management, the articles of association may provide for an additional amount for the compensation of the members of the executive management appointed after the vote.

The additional amount may only be used if the total amount of the compensation of the executive management decided by the general meeting of shareholders is not sufficient for the compensation of the new members until the next vote of the general meeting of the shareholders.

The general meeting of shareholders shall not vote on the additional amount of compensation.

Borrowing Powers

Neither Swiss law nor our articles of association restrict in any way our power to borrow and raise funds. The decision to borrow funds is made by or under the direction of our board of directors, and no approval by the shareholders is required in relation to any such borrowing.

Repurchases of Shares and Purchases of Own Shares and Other Limitations on the Rights to Own Securities

The CO limits our right to purchase and hold our own shares. We and our subsidiaries may purchase shares only if and to the extent that (i) freely disposable equity capital is available in the required amount; and (ii) the combined nominal value of all such shares does not exceed 10% of the share capital. Pursuant to Swiss law, where shares are acquired in connection with a transfer restriction set out in the articles of association, the foregoing upper limit is 20%. We currently do not have any transfer restriction in our articles of association. If we own shares that exceed the threshold of 10% of our share capital, the excess must be sold or cancelled by means of a capital reduction within a reasonable time.

Shares held by us or our subsidiaries are not entitled to vote at the general meeting of shareholders but are entitled to the economic benefits applicable to the shares generally, including dividends and pre-emptive rights in the case of share capital increases.

Swiss law and/or our articles of association do not impose any restrictions on the exercise of voting or any other shareholder rights by shareholders residing outside of Switzerland.

Notification and Disclosure of Substantial Share Interests

The disclosure obligations generally applicable to shareholders of Swiss corporations under the Swiss Financial Market Infrastructure Act do not apply to us since our shares are not listed on a Swiss exchange.

Pursuant to Article 663c of the CO, Swiss corporations whose shares are listed on a stock exchange must specify the significant shareholders and their shareholdings in the notes to the balance sheet, where these are known or ought to be known. Significant shareholders are defined as shareholders and groups of shareholders linked through voting rights who own more than five percent of all voting rights.

Stock Exchange Listing

We intend to apply to list our common shares on the Nasdaq Capital Market under the symbol “       ”.

The Depository Trust Company

Initial settlement of any common shares to be issued pursuant to this prospectus will take place through The Depository Trust Company, or DTC, in accordance with its customary settlement procedures for equity securities. Each person owning common shares held through DTC must rely on the procedures thereof and on institutions that have accounts therewith to exercise any rights of a holder of the shares.

Transfer Agent and Registrar of Shares

Our share register is currently kept by             , which acts as transfer agent and registrar. The share register reflects only record owners of our common shares.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed for our common shares. Sales of substantial amounts of our common shares following this offering, or the perception that these sales could occur, could adversely affect prevailing market prices of our common shares and could impair our future ability to obtain capital, especially through an offering of equity securities. Assuming that the underwriters do not exercise their over-allotment option with respect to this offering and assuming no exercise of options outstanding following the offering, we will have an aggregate of           common shares outstanding upon completion of this offering. Of these shares, the common shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless purchased by “affiliates” (as that term is defined under Rule 144 of the Securities Act), who may sell only the volume of shares described below and whose sales would be subject to additional restrictions described below.

The remaining common shares will be held by our existing shareholders. Because substantially all of these shares were sold outside the United States to persons residing outside the United States at the time, they also will be freely tradable without restriction or further registration, except that shares held by affiliates must be sold pursuant to Rule 144 or another available exemption, and except for the lock-up restrictions described below. Further, substantially all of our outstanding common shares are subject to the lock-up agreements.

Lock-up Agreements

We, all of our directors and executive officers and holders of all of our outstanding common shares are expected to sign lock-up agreements pursuant to which, subject to certain exceptions, they will agree not to sell or otherwise dispose of their common shares or any securities convertible into or exchangeable for common shares for a period of at least         days after the date of the pricing of our initial public offering without the prior written consent of the representative of the underwriters.

Rule 144

In general, under Rule 144, any person who is not our affiliate (and has not been an affiliate of ours for the last three months) and has held their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction as long as we continue to file required public information with the SEC. In addition, under Rule 144, any person who is not an affiliate of ours (and has not been an affiliate of ours for the last three months) and has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available.

A person who is our affiliate or who was our affiliate at any time during the preceding three months and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of shares within any three-month period that does not exceed the greater of:

●	one percent of the number of common shares then outstanding; or

●	the average weekly trading volume of our common shares on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

If an affiliate acquires “restricted securities,” those securities will also be subject to holding period requirements.

Substantially all of our outstanding common shares are expected to be either unrestricted or to be eligible for sale under Rule 144. We cannot estimate the number of our common shares that our existing shareholders will elect to sell.

Regulation S

Regulation S under the Securities Act provides that securities owned by any person may be sold without registration in the United States, provided that the sale is affected in an offshore transaction and no directed selling efforts are made in the United States (as these terms are defined in Regulation S), subject to certain other conditions. In general, this means that our common shares may be sold in some manner outside the United States without requiring registration in the United States.

Rule 701

In general, Rule 701 under the Securities Act, provides that each of our employees, consultants or advisors who received our common shares from us in connection with a compensatory share plan or other written agreement executed prior to the completion of this offering is eligible to resell such common shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Form S-8 Registration Statement

Following the completion of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register up the common shares issued or reserved for issuance under our equity incentive plan. The registration statement on Form S-8 will become effective automatically upon filing. Common shares issued upon exercise of a share option and registered under the Form S-8 registration statement will, subject to vesting and lock-up provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately unless they are subject to a lock-up, in which case, immediately after the term of the lock-up expires.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL SHARE TRANSFER RESTRICTION MATTERS THAT MAY BE OF IMPORTANCE TO A PROSPECTIVE INVESTOR. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN LEGAL ADVISOR REGARDING THE PARTICULAR SECURITIES LAWS AND TRANSFER RESTRICTION CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF THE COMMON SHARES INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

COMPARISON OF SWISS LAW AND DELAWARE LAW

The Swiss laws applicable to Swiss corporations and their shareholders differ from laws applicable to U.S. corporations and their shareholders. The following table summarizes significant differences in shareholder rights between the applicable provisions of the CO and the Listed Companies Ordinance (as a company incorporated in Switzerland and listed on a stock exchange) and the Delaware General Corporation Law, applicable to companies incorporated in Delaware and their shareholders. Please note that this is only a general summary of certain provisions applicable to companies in Delaware. Certain Delaware companies may be permitted to exclude certain of the provisions summarized below in their charter documents.

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW

Mergers and similar arrangements

Under the Delaware General Corporation Law, with certain exceptions, a merger, consolidation, sale, lease or transfer of all or substantially all of the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. A shareholder of a Delaware corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value of the shares held by such shareholder (as determined by a court) in lieu of the consideration such shareholder would otherwise receive in the transaction. The Delaware General Corporation Law also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary of which it owns at least 90.0% of each class of capital stock without a vote by the shareholders of such subsidiary. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights.	Under Swiss law, with certain exceptions, a merger or a division of the corporation or a sale of all or substantially all of the assets of a corporation must be approved by two-thirds of the shares represented at the respective general meeting of shareholders as well as the absolute majority of the share capital represented at such shareholders’ meeting. The articles of association may increase the voting threshold. A shareholder of a Swiss corporation participating in a statutory merger or demerger pursuant to the Swiss Merger Act can file an appraisal right lawsuit against the surviving company. As a result, if the consideration is deemed “inadequate,” such shareholder may, in addition to the consideration (be it in shares or in cash) receive an additional amount to ensure that such shareholder receives the fair value of the shares held by such shareholder. Swiss law also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary of which it owns at least 90.0% of the shares without a vote by shareholders of such subsidiary, if the shareholders of the subsidiary are offered the payment of the fair value in cash as an alternative to shares.

Shareholders’ suits

Class actions and derivative actions generally are available to shareholders of a Delaware corporation for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.	Class actions and derivative actions as such are not available under Swiss law. Nevertheless, certain actions may have a similar effect. A shareholder is entitled to bring suit against directors for breach of, among other things, their fiduciary duties and claim the payment of the company’s damages to the corporation. Likewise, an appraisal lawsuit won by a shareholder will indirectly compensate all shareholders. Under Swiss law, the winning party is generally entitled to recover attorneys’ fees incurred in connection with such action, provided, however, that the court has discretion to permit the shareholder whose claim has been dismissed to recover attorneys’ fees incurred to the extent he acted in good faith.

Shareholder vote on board and management compensation

Under the Delaware General Corporation Law, the board of directors has the authority to fix the compensation of directors, unless otherwise restricted by the certificate of incorporation or bylaws.	Pursuant to the Swiss Ordinance against excessive compensation in listed stock corporations, applicable to Swiss companies traded on exchanges, such as Nasdaq, the general meeting of shareholders has the non-transferable right, amongst others, to vote on the compensation due to the board of directors, executive management and advisory boards.

Annual vote on board renewal

Unless otherwise specified in the certificate of incorporation or bylaws of the corporation, directors shall be elected by a plurality of votes of the shareholders on a date and at a time designated by or in the manner provided in the bylaws. Re-election is possible.	The general meeting of shareholders elects annually (i.e., until the following general meeting of shareholders), by a plurality of votes, the members of the board of directors (including the chairman) and the members of the compensation committee individually for a term of office of one year. Re-election is possible.

Indemnification of directors and executive management and limitation of liability

The Delaware General Corporation Law provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of directors, officers, employees or agents of the corporation for monetary damages for breach of a fiduciary duty as a director, except no provision in the certificate of incorporation may eliminate or limit the liability of a director for:

any breach of a director’s duty of loyalty to the corporation or its shareholders;

acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

statutory liability for unlawful payment of dividends or unlawful share purchase or redemption; or

any transaction from which the director derived an improper personal benefit.

A Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any proceeding, other than an action by or on behalf of the corporation, because the person is or was a director or officer, against liability incurred in connection with the proceeding if the director or officer acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation; and the director or officer, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Under Swiss corporate law, an indemnification of a director or member of the executive management in relation to potential personal liability is not effective to the extent the director or member of the executive management intentionally or negligently violated his or her corporate duties towards the corporation (certain views advocate that at least a grossly negligent violation is required to exclude the indemnification). Most violations of corporate law are regarded as violations of duties towards the corporation rather than towards the shareholders. In addition, indemnification of other controlling persons is not permitted under Swiss corporate law, including shareholders of the corporation. Nevertheless, a corporation may enter into and pay for directors’ and officers’ liability insurance which typically covers negligent acts as well.

Unless ordered by a court, any foregoing indemnification is subject to a determination that the director or officer has met the applicable standard of conduct:

by a majority vote of the directors who are not parties to the proceeding, even though less than a quorum;

by a committee of directors designated by a majority vote of the eligible directors, even though less than a quorum;

by independent legal counsel in a written opinion if there are no eligible directors, or if the eligible directors so direct; or

by the shareholders.

Moreover, a Delaware corporation may not indemnify a director or officer in connection with any proceeding in which the director or officer has been adjudged to be liable to the corporation unless and only to the extent that the court determines that, despite the adjudication of liability but in view of all the circumstances of the case, the director or officer is fairly and reasonably entitled to indemnity for those expenses which the court deems proper.

Directors’ fiduciary duties

A director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty.

The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties.

Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

A director of a Swiss corporation has a fiduciary duty to the corporation only. This duty has two components: the duty of care and the duty of loyalty.

The duty of care requires that a director act in good faith, with the care that an ordinarily prudent director would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose, all material information reasonably available regarding a significant transaction.

The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interest of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits in principle self-dealing by a director and mandates that the best interest of the corporation take precedence over any interest possessed by a director or officer.

The burden of proof for a violation of these duties is with the corporation or with the shareholder bringing a suit against the director.

Directors also have an obligation to treat shareholders equally proportionate to their share ownership.

Shareholder action by written consent

A Delaware corporation may, in its certificate of incorporation, eliminate the right of shareholders to act by written consent.	Shareholders of a Swiss corporation may only exercise their voting rights in a general meeting of shareholders and may not act by written consent.

Shareholder proposals

A shareholder of a Delaware corporation has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

At any general meeting of shareholders any shareholder may put proposals to the meeting if the proposal is part of an agenda item. Unless the articles of association provide for a lower threshold or for additional shareholders’ rights:

one or several shareholders representing 10.0% of the share capital may ask that a general meeting of shareholders be called for specific agenda items and specific proposals; and

one or several shareholders representing 10.0% of the share capital or CHF 1.0 million of nominal share capital may ask that an agenda item including a specific proposal be put on the agenda for a regularly scheduled general meeting of shareholders, provided such request is made with appropriate notice.

Any shareholder can propose candidates for election as directors without prior written notice. In addition, any shareholder is entitled, at a general meeting of shareholders and without advance notice, to (i) request information from the Board on the affairs of the company (note, however, that the right to obtain such information is limited), (ii) request information from the auditors on the methods and results of their audit and (iii) request, under certain circumstances and subject to certain conditions, a special audit.

Cumulative voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation provides for it.	Cumulative voting is not permitted under Swiss corporate law. Pursuant to Swiss law, shareholders can vote for each proposed candidate, but they are not allowed to cumulate their votes for single candidates. An annual individual election of all members of the board of directors (including the chairman) for a term of office of one year (i.e., until the following annual general meeting) is mandatory for listed companies.

Removal of directors

Unless there is cumulative voting or there is a classified board, generally a director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors	A Swiss corporation may remove, with or without cause, any director at any time with a resolution passed by an absolute majority of the shares represented at a general meeting of shareholders. The articles of association may provide for a qualified majority for the removal of a director.

Transactions with interested shareholders

The Delaware General Corporation Law generally prohibits a Delaware corporation from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15.0% or more of the corporation’s outstanding voting shares within the past three years.	No such rule applies to a Swiss corporation.

Dissolution; winding up

Unless the board of directors of a Delaware corporation approves the proposal to dissolve, dissolution must be approved by shareholders holding 100.0% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.	A dissolution and winding up of a Swiss corporation requires the approval by two-thirds of the shares represented as well as the absolute majority of the nominal value of the share capital represented at a general meeting of shareholders passing a resolution on such dissolution and winding up. The articles of association may increase the voting thresholds required for such a resolution (but only by way of a resolution with the majority stipulated by law).

Variation of rights of shares

A Delaware corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise.	A Swiss corporation may modify the rights of a category of shares with (i) a resolution passed by an absolute majority of the shares represented at the general meeting of shareholders and (ii) a resolution passed by an absolute majority of the shares represented at the special meeting of the affected preferred shareholders. Shares that are granted more voting power are not regarded as a special class for these purposes.

Amendment of governing documents

A Delaware corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.	By way of a public deed, the articles of association of a Swiss corporation may be amended with a resolution passed by an absolute majority of the shares represented at such meeting, unless otherwise provided in the articles of association. There are a number of resolutions, such as an amendment of the stated purpose of the corporation and the introduction of authorized and conditional capital, that require the approval by two-thirds of the votes and an absolute majority of the nominal value of the shares represented at a shareholders’ meeting. The articles of association may increase the voting thresholds.

Inspection of Books and Records

Shareholders of a Delaware corporation, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose, and to obtain copies of list(s) of shareholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.	Shareholders of a Swiss corporation may only inspect books and records if the general meeting of shareholders or the board of directors approved such inspection. The inspection right is limited in scope and only extends to information required for the exercise of shareholder rights and does not extend to confidential information. The right to inspect the share register is limited to the right to inspect that shareholder’s own entry in the share register.

Payment of dividends

The board of directors may approve a dividend without shareholder approval. Subject to any restrictions contained in its certificate of incorporation, the board may declare and pay dividends upon the shares of its capital stock either:

out of its surplus, or

in case there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

Dividend payments are subject to the approval of the general meeting of shareholders. The board of directors may propose to shareholders that a dividend shall be paid but cannot itself authorize the distribution.

Payments out of the Company’s share capital (in other words, the aggregate nominal value of the Company’s registered share capital) in the form of dividends are not allowed and may be made by way of a capital reduction only. Dividends may be paid only from the profits brought forward from the previous business years or if the Company has distributable reserves, each as will be presented on the Company’s audited annual stand-alone balance sheet. The dividend may be determined only after the allocations to reserves required by the law and the articles of association have been deducted.

Creation and issuance of new shares

Shareholder approval is required to authorize capital stock in excess of that provided in the charter. The corporation must file a certificate of amendment to its certificate of incorporation before the creation of additional authorized shares may become effective.

The board of directors may, without shareholder consent, authorize capital stock to be issued for consideration consisting of cash, any tangible or intangible property or any benefit to the corporation, or any combination thereof.

All creation of shares requires a shareholders’ resolution documented by way of a public deed. Authorized shares can be, once created by shareholders’ resolution, issued by the board of directors (subject to fulfillment of the authorization). Conditional shares are created and issued through the exercise of options and conversion rights related to debt instruments issued by the board of directors or such rights issued to employees.

TAXATION

The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our common shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign, including Swiss, or other taxing jurisdiction.

SWITZERLAND TAX CONSIDERATIONS

This summary of material Swiss tax consequences is based on Swiss law and regulations and the practice of the Swiss tax administration as in effect on the date hereof, all of which are subject to change (or subject to changes in interpretation), possibly with retroactive effect. The summary does not purport to take into account the specific circumstances of any particular shareholder or potential investor and does not relate to persons in the business of buying and selling common shares or other securities. The summary is not intended to be, and should not be interpreted as, legal or tax advice to any particular potential shareholder/s, and no representation with respect to the tax consequences to any particular shareholder/s is made.

Current and prospective shareholders are advised to consult their own tax advisers in light of their particular circumstances as to the Swiss tax laws, regulations and regulatory practices that could be relevant for them in connection with the acquiring, owning and selling or otherwise disposing of common shares and receiving dividends and similar cash or in-kind distributions on common shares (including dividends on liquidation proceeds and stock dividends) or distributions on common shares based upon a capital reduction (Nennwertrückzahlungen) or reserves paid out of capital contributions (Reserven aus Kapitaleinlagen) and the consequences thereof under the tax laws, regulations and regulatory practices of Switzerland.

Taxation of NLS Pharmaceutics Ltd.

NLS is a Swiss based company, subject to taxation in the Canton of Nidwalden. The Company is taxed at a current effective income tax rate of approximately 9% (including direct federal as well as cantonal/communal taxes) under a mixed company tax status. In addition, an annual capital tax rate of 0.01% is levied on the net equity of the Company.

Based on a vote by eligible Swiss voters in Switzerland on May 19, 2019, the Swiss government is currently in the process of reforming certain elements of its corporate tax law which may impact the taxation of NLS (including the abolition of the mixed company privilege at cantonal/communal level). These new regulations are expected to go into effect as of January 1, 2020.

Swiss Federal Withholding Tax on Dividends and other Distributions

Dividend payments and similar cash or in-kind distributions on the common shares (including dividends on liquidation proceeds and stock dividends) that the Company makes to shareholders are subject to Swiss federal withholding tax (Verrechnungssteuer) at a rate of 35% on the gross amount of the dividend. The Company is required to withhold the Swiss federal withholding tax from the dividend and remit it to the Swiss Federal Tax Administration. Distributions based upon a capital reduction (Nennwertrückzahlungen) and reserves paid out of capital contribution reserves (Reserven aus Kapitaleinlagen) are not subject to Swiss federal withholding tax.

The redemption of common shares in the Company may under certain circumstances (in particular, if the common shares in the Company are redeemed for subsequent cancellation) be taxed as a partial liquidation for Swiss federal withholding tax purposes, with the consequence that the difference between the repurchase price and the nominal value of the shares (Nennwertprinzip) plus capital contribution reserves (Reserven aus Kapitaleinlagen) is subject to Swiss federal withholding tax.

The Swiss federal withholding tax is refundable or creditable in full to a Swiss tax resident corporate and individual shareholder as well as to a non-Swiss tax resident corporate or individual shareholder who holds the common shares as part of a trade or business carried on in Switzerland through a permanent establishment or fixed place of business situated for tax purposes in Switzerland, if such person is the beneficial owner of the distribution and, in the case of a Swiss tax resident individual who holds the common shares as part of his private assets, duly reports the gross distribution received in his individual income tax return or, in the case of a person who holds the common shares as part of a trade or business carried on in Switzerland through a permanent establishment or fixed place of business situated for tax purposes in Switzerland, recognizes the gross dividend distribution for tax purposes as earnings in the income statements and reports the annual profit in the Swiss income tax return.

If a shareholder who is not a Swiss resident for tax purposes and does not hold the common shares in connection with the conduct of a trade or business in Switzerland through a permanent establishment or fixed place of business situated, for tax purposes in Switzerland, receives a distribution from the Company, the shareholder may be entitled to a full or partial refund or credit of Swiss federal withholding tax incurred on a taxable distribution if the country in which such shareholder is resident for tax purposes has entered into a treaty for the avoidance of double taxation with Switzerland and the further prerequisites of the treaty for a refund have been met. Shareholders not resident in Switzerland should be aware that the procedures for claiming treaty benefits (and the time required for obtaining a refund or credit) may differ from country to country.

Individual and Corporate Income Tax on Dividends

Swiss resident individuals holding the common shares as part of their private assets who receive dividends and similar distributions (including stock dividends and liquidation proceeds), which are not repayments of the nominal value (Nennwertrückzahlungen) of the common shares or reserves paid out of capital contributions (Reserven aus Kapitaleinlagen) are required to report such payments in their individual income tax returns and are liable to Swiss federal, cantonal and communal income taxes on any net taxable income for the relevant tax period. Furthermore, for the purpose of the Direct Federal Tax, dividends, shares in profits, liquidation proceeds and pecuniary benefits from shares (including bonus shares) are included in the tax base for only 60% of their value (Teilbesteuerung), if the investment amounts to at least 10% of nominal share capital of the Company. All Swiss cantons have introduced partial taxation measures at cantonal and communal levels.

Swiss resident individuals as well as non-Swiss resident individual taxpayers holding the common shares in connection with the conduct of a trade or business in Switzerland through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, are required to recognize dividends, distributions based upon a capital reduction (Nennwertrückzahlungen) and reserves paid out of capital contributions (Reserven aus Kapitaleinlagen) in their income statements for the relevant tax period and are liable to Swiss federal, cantonal and communal individual or corporate income taxes, as the case may be, on any net taxable earnings accumulated (including the payment of dividends) for such period. Furthermore, for the purpose of the Direct Federal Tax, dividends, shares in profits, liquidation proceeds and pecuniary benefits from shares (including bonus shares) are included in the tax base for only 50% (Teilbesteuerung), if the investment is held in connection with the conduct of a trade or business or qualifies as an opted business asset (gewillkürtes Geschäftsvermögen) according to Swiss tax law and amounts to at least 10% of nominal share capital of the Company. All cantons have introduced partial taxation measures at cantonal and communal levels.

Swiss resident corporate taxpayers as well as non-Swiss resident corporate taxpayers holding the common shares in connection with the conduct of a trade or business through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, are required to recognize dividends, distributions based upon a capital reduction (Nennwertrückzahlungen) and reserves paid out of capital contributions (Reserven aus Kapitaleinlagen) in their income statements for the relevant tax period and are liable to Swiss federal, cantonal and communal corporate income taxes on any net taxable earnings accumulated for such period. Swiss resident corporate taxpayers as well as non-Swiss resident corporate taxpayers holding the common shares in connection with the conduct of a trade or business through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland may be eligible for participation relief  (Beteiligungsabzug) in respect of dividends and distributions based upon a capital reduction (Nennwertrückzahlungen) and reserves paid out of capital contributions (Reserven aus Kapitaleinlagen) if the common shares held by them as part of a Swiss business have an aggregate market value of at least CHF 1 million or represent at least 10% of the nominal share capital of the Company or give entitlement to at least 10% of the profits and reserves of the Company, respectively.

Recipients of dividends and similar distributions on the common shares (including stock dividends and liquidation proceeds) who neither are residents of Switzerland nor during the current taxation year have engaged in a trade or business in Switzerland and who are not subject to taxation in Switzerland for any other reason are not subject to Swiss federal, cantonal or communal individual or corporate income taxes in respect of dividend payments and similar distributions because of the mere holding of the common shares.

Wealth and Annual Capital Tax on Holding of Common Shares

Swiss resident individuals and non-Swiss resident individuals holding the common shares in connection with the conduct of a trade or business in Switzerland through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, are required to report their common shares as part of their wealth and will be subject to cantonal and communal wealth tax to the extent the aggregate taxable net wealth is allocable to Switzerland.

Swiss resident corporate taxpayers and non-Swiss resident corporate taxpayers holding the common shares in connection with the conduct of a trade or business in Switzerland through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, will be subject to cantonal and communal annual capital tax on the taxable capital to the extent the aggregate taxable capital is allocable to Switzerland.

Individuals and corporate taxpayers not resident in Switzerland for tax purposes and not holding the common shares in connection with the conduct of a trade or business in Switzerland through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, are not subject to wealth or annual capital tax in Switzerland because of the mere holding of the common shares.

Capital Gains on Disposal of Common Shares

Swiss resident individuals who sell or otherwise dispose of the common shares realize a tax-free capital gain, or a non-tax deductible capital loss, as the case may be, provided that they hold the common shares, as part of their private assets. Under certain circumstances, the sale proceeds may be requalified into taxable investment income (e.g., if the taxpayer is deemed to be a professional securities dealer).

Capital gains realized on the sale of the common shares held by Swiss resident individuals, Swiss resident corporate taxpayers as well as non-Swiss resident individuals and corporate taxpayers holding the common shares in connection with the conduct of a trade or business in Switzerland through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, will be subject to Swiss federal, cantonal and communal individual or corporate income tax, as the case may be. This also applies to Swiss resident individuals who, for individual income tax purposes, are deemed to be professional securities dealers for reasons of, inter alia, frequent dealing and debt-financed purchases. Capital gains realized by resident individuals who hold the common shares as business assets might be entitled to reductions or partial taxations similar to those mentioned above for dividends (Teilbesteuerung) if certain conditions are met (e.g. holding period of at least one year and participation of at least 10% of nominal share capital of the Company).

Swiss resident corporate taxpayers as well as non-Swiss resident corporate taxpayers holding the common shares in connection with the conduct of a trade or business, through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, are required to recognize such capital gain in their income statements for the relevant tax period. Corporate taxpayers may qualify for participation relief on capital gains (Beteiligungsabzug), if the common shares sold during the tax period represent at least 10% of the Company’s share capital or if the common shares sold give entitlement to at least 10% of the Company’s profit and reserve and were held for at least one year. The tax relief applies to the difference between the sale proceeds of common shares by the Company and the acquisition costs of the participation (Gestehungskosten).

Individuals and corporations not resident in Switzerland for tax purposes and not holding the common shares in connection with the conduct of a trade or business in Switzerland through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, are not subject to Swiss federal, cantonal and communal individual income or corporate income tax, as the case may be, on capital gains realized on the sale of the common shares.

Gift and Inheritance Tax

Transfers of common shares may be subject to cantonal and/or communal inheritance or gift taxes if the deceased or the donor or the recipient were resident in a Canton levying such taxes and, in international circumstances where residency requirements are satisfied, if the applicable tax treaty were to allocate the right to tax to Switzerland.

Swiss Issuance Stamp Duty

The Company is subject to paying to the Swiss Federal Tax Administration a 1% Swiss federal issuance stamp tax (Emissionsabgabe) on any increase of the nominal share capital of the Company (including capital surplus) or any other equity contributions received by the Company (with or without issuance of shares). Certain costs incurred in connection with the issuance of shares (if any) may be deductible. There are several exemptions from issuance stamp tax that may apply under certain circumstances (e.g., certain intercompany reorganizations).

Swiss Securities Transfer Tax

The purchase or sale (or other financial transfer) of the common shares, whether by Swiss residents or non-Swiss residents, may be subject to Swiss securities transfer tax of up to 0.15%, calculated on the purchase price or the proceeds if the purchase or sale occurs through or with a Swiss bank or other Swiss securities dealer as defined in the Swiss Federal Stamp Duty Act as an intermediary or party to the transaction unless an exemption applies.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR SWISS TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

U.S. FEDERAL INCOME TAX CONSEQUENCES

THE FOLLOWING SUMMARY IS INCLUDED HEREIN FOR GENERAL INFORMATION AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSIDERED TO BE, LEGAL OR TAX ADVICE. EACH U.S. HOLDER SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND SALE OF COMMON SHARES AND AMERICAN DEPOSITARY SHARES, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

Subject to the limitations described in the next paragraph, the following discussion summarizes the material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and sale of the common shares. For this purpose, a “U.S. Holder” is a holder of common shares that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) or a partnership (other than a partnership that is not treated as a U.S. person under any applicable U.S. Treasury regulations) created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; or (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations.

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our common shares. This summary generally considers only U.S. Holders that will own our common shares as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, nor does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, final, temporary and proposed U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, (including with respect to the TCJA), and the U.S./Switzerland Income Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. We will not seek a ruling from the IRS with regard to the U.S. federal income tax treatment of an investment in our common shares by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular U.S. holder based on such holder’s particular circumstances and in particular does not discuss any estate, gift, generation-skipping, transfer, state, local, excise or foreign tax considerations. In addition, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity;” (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our common shares in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our common shares as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trusts or grantor trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; or (9) a person having a functional currency other than the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, common shares representing 10% or more of our voting power. Additionally, the U.S. federal income tax treatment of partnerships (or other pass-through entities) or persons who hold common shares through a partnership or other pass-through entity are not addressed.

Each prospective investor is advised to consult his or her own tax adviser for the specific tax consequences to that investor of purchasing, holding or disposing of our common shares, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Taxation of Dividends Paid on Common Shares

We do not intend to pay dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Companies” below and the discussion of “qualified dividend income” below, a U.S. Holder, other than certain U.S. Holder’s that are U.S. corporations, will be required to include in gross income as ordinary income the amount of any distribution paid on common shares (including the amount of any Swiss tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the common shares to the extent thereof, and then capital gain. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income.

In general, preferential tax rates for “qualified dividend income” and long-term capital gains are applicable for U.S. Holders that are individuals, estates or trusts. For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The IRS has stated that the Switzerland/U.S. Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

In addition, our dividends will be qualified dividend income if our common shares are readily tradable on the Nasdaq Capital Market or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a PFIC, as described below under “Passive Foreign Investment Companies.” A U.S. Holder will not be entitled to the preferential rate: (1) if the U.S. Holder has not held our common shares for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (2) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S. Holder has diminished its risk of loss on our common shares are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Code section 163(d)(4) will not be eligible for the preferential rate of taxation.

The amount of a distribution with respect to our common shares will be measured by the amount of the fair market value of any property distributed, and for U.S. federal income tax purposes, the amount of any Swiss taxes withheld therefrom. Cash distributions paid by us in NIS will be included in the income of U.S. Holders at a U.S. dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. Holder, and U.S. Holders will have a tax basis in such NIS for U.S. federal income tax purposes equal to such U.S. dollar value. If the U.S. Holder subsequently converts the NIS into U.S. dollars or otherwise disposes of it, any subsequent gain or loss in respect of such NIS arising from exchange rate fluctuations will be U.S. source ordinary exchange gain or loss.

Taxation of the Disposition of Common Shares

Except as provided under the PFIC rules described below under “Passive Foreign Investment Companies,” upon the sale, exchange or other disposition of our common shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis for the common shares in U.S. dollars and the amount realized on the disposition in U.S. dollar (or its U.S. dollar equivalent determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale, exchange or other disposition of common shares will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the disposition. Individuals who recognize long-term capital gains may be taxed on such gains at reduced rates of tax. The deduction of capital losses is subject to various limitations.

Passive Foreign Investment Companies

Special U.S. federal income tax laws apply to U.S. taxpayers who own shares of a corporation that is a PFIC. We will be treated as a PFIC for U.S. federal income tax purposes for any taxable year that either:

●	75% or more of our gross income (including our pro rata share of gross income for any company, in which we are considered to own 25% or more of the shares by value), in a taxable year is passive; or

●	At least 50% of our assets, averaged over the year and generally determined based upon fair market value (including our pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value) are held for the production of, or produce, passive income.

For this purpose, passive income generally consists of dividends, interest, rents, royalties, annuities and income from certain commodities transactions and from notional principal contracts. Cash is treated as generating passive income.

We do not believe that we will be a PFIC for the current taxable year although we have not determined whether we will be a PFIC in the future. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our common shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC.

If we currently are or become a PFIC, each U.S. Holder who has not elected to mark the shares to market (as discussed below), would, upon receipt of certain distributions by us and upon disposition of our common shares at a gain: (1) have such distribution or gain allocated ratably over the U.S. Holder’s holding period for the common shares, as the case may be; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, when shares of a PFIC are acquired by reason of death from a decedent that was a U.S. Holder, the tax basis of such shares would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis if lower, unless all gain were recognized by the decedent. Indirect investments in a PFIC may also be subject to these special U.S. federal income tax rules.

The PFIC rules described above would not apply to a U.S. Holder who makes a QEF election for all taxable years that such U.S. Holder has held the common shares while we are a PFIC, provided that we comply with specified reporting requirements. Instead, each U.S. Holder who has made such a QEF election is required for each taxable year that we are a PFIC to include in income such U.S. Holder’s pro rata share of our ordinary earnings as ordinary income and such U.S. Holder’s pro rata share of our net capital gains as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a QEF election is effective only if we make available certain required information. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS. We do not intend to notify U.S. Holders if we believe we will be treated as a PFIC for any tax year. In addition, we do not intend to furnish U.S. Holders annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. Therefore, the QEF election will not be available with respect to our common shares.

In addition, the PFIC rules described above would not apply if we were a PFIC and a U.S. Holder made a mark-to-market election. A U.S. Holder of our common shares which are regularly traded on a qualifying exchange, including the Nasdaq Capital Market, can elect to mark the common shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the common shares and the U.S. Holder’s adjusted tax basis in the common shares. Losses are allowed only to the extent of net mark-to-market gain previously included income by the U.S. Holder under the election for prior taxable years.

U.S. Holders who hold our common shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules.

Tax on Net Investment Income

U.S. Holders who are individuals, estates or trusts will generally be required to pay a 3.8% Medicare tax on their net investment income (including dividends on and gains from the sale or other disposition of our common shares), or in the case of estates and trusts on their net investment income that is not distributed. In each case, the 3.8% Medicare tax applies only to the extent the U.S. Holder’s total adjusted income exceeds applicable thresholds.

Tax Consequences for Non-U.S. Holders of Common shares

Except as provided below, an individual, corporation, estate or trust that is not a U.S. Holder referred to below as a non-U.S. Holder, generally will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, our Common shares.

A non-U.S. Holder may be subject to U.S. federal income tax on a dividend paid on our common shares or gain from the disposition of our common shares if: (1) such item is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States and, if required by an applicable income tax treaty is attributable to a permanent establishment or fixed place of business in the United States; or (2) in the case of a disposition of our common shares, the individual non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the disposition and other specified conditions are met.

In general, non-U.S. Holders will not be subject to backup withholding with respect to the payment of dividends on our common shares if payment is made through a paying agent, or office of a foreign broker outside the United States. However, if payment is made in the United States or by a U.S. related person, non-U.S. Holders may be subject to backup withholding, unless the non-U.S. Holder provides an applicable IRS Form W-8 (or a substantially similar form) certifying its foreign status, or otherwise establishes an exemption.

The amount of any backup withholding from a payment to a non-U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Information Reporting and Withholding

A U.S. Holder may be subject to backup withholding at a rate of 24% with respect to cash dividends and proceeds from a disposition of common shares. In general, backup withholding will apply only if a U.S. Holder fails to comply with specified identification procedures. Backup withholding will not apply with respect to payments made to designated exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the IRS.

Pursuant to recently enacted legislation, a U.S. Holder with interests in “specified foreign financial assets” (including, among other assets, our common shares, unless such common shares are held on such U.S. Holder’s behalf through a financial institution) may be required to file an information report with the IRS if the aggregate value of all such assets exceeds $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year (or such higher dollar amount as may be prescribed by applicable IRS guidance); and may be required to file a Report of Foreign Bank and Financial Accounts if the aggregate value of the foreign financial accounts exceeds $10,000 at any time during the calendar year. You should consult your own tax advisor as to the possible obligation to file such information report.

Tax Cuts and Jobs Act of 2017

On December 22, 2017, President Trump signed into law the TCJA. Although this is the most extensive overhaul of the United States tax regime in over thirty years, other than for certain U.S. corporate holders, none of the provisions of the TCJA are expected to materially impact U.S. Holders with respect to such holder’s ownership of our common shares.

UNDERWRITING

We have entered into an underwriting agreement dated             with           as the representative of the underwriters named therein and book-running manager with respect to our common shares being offered. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to each underwriter named below and each underwriter named below has severally and not jointly agreed to purchase from us, at the public offering price per share less the underwriting discounts set forth on the cover page of this prospectus, the number of common shares listed next to its name in the table below.

Underwriter	Number of Common Shares

Total

The underwriters are committed to purchase all of our common shares offered by us other than those covered by the over-allotment option to purchase additional common shares described below, if they purchase any common shares. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

The address of      is                  .

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

The underwriters are offering our common shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Over-Allotment Option to Purchase Additional

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to      days after the date of this prospectus, permits the underwriters to purchase a maximum of      additional common shares (    % of the common shares sold in this offering) from us at the public offering price, less underwriting discount, to cover over-allotments, if any. If this over-allotment option is exercised in full, the total price to the public will be $     and the total net proceeds, before expenses, to us will be $    .

Commissions, Discounts, Expenses and Other Compensation

The following table shows the public offering price, underwriting discount and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share	Total without Over-Allotment Option	Total with Over-Allotment Option
Public offering price	$	$	$
Underwriting discounts and commissions ( %)	$	$	$
Proceeds, before expenses to us	$	$	$

The underwriters propose to offer the common shares offered by us to the public at the public offering price per share set forth on the cover of this prospectus. In addition, the underwriters may offer some of the common shares to other securities dealers at such price less a concession of $     per common share. If all of the common shares offered by us are not sold at the public offering price per share, the underwriters may change the offering price per share and other selling terms by means of a supplement to this prospectus.

We have agreed to pay a non-accountable expense allowance to the representative of the underwriters equal to      % of the gross proceeds received at the closing of the offering (excluding any proceeds received upon any subsequent exercise of the over-allotment option). We have also agreed to reimburse the representative $        for the fees and expenses of legal counsel to the representative, up to $           of the representative’s road show expenses for the offering, and up to $           of the fees and expenses of the representative’s clearing firm.

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $    .

Lock-Up Agreements

Pursuant to certain “lock-up” agreements, our executive officers and directors and certain shareholders have agreed, subject to certain exceptions, not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of or announce the intention to otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic risk of ownership of, directly or indirectly, engage in any short selling of any of our common shares or securities convertible into or exchangeable or exercisable for any of our common shares, whether currently owned or subsequently acquired, without the prior written consent of     , for a period of      months after the consummation of this offering.

Nasdaq Listing

We intend to apply to list the common shares on Nasdaq under the symbol “    ”. No assurance can be given that our application will be approved.

Electronic Offer, Sale and Distribution of Common Shares

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of our common shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Price Stabilization, Short Positions and Penalty Bids

In order to facilitate the offering of our common shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of such common shares. In connection with the offering, the underwriters may purchase and sell shares of our common shares in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of common shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of our common shares in the offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares of our common shares in the open market. In determining the source of our common shares to close out the covered short position, the underwriters will consider, among other things, the price of our common shares available for purchase in the open market as compared to the price at which they may purchase shares of our common shares through the over-allotment option. “Naked” short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing our common shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of our common shares made by the underwriters in the open market prior to the completion of the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of our common shares. As result, the price of our common shares may be higher than the price that might otherwise exist in the open market.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of our common shares, including the imposition of penalty bids. This means that if the representative of the underwriters purchases our common shares in the open market in stabilizing transactions or to cover short sales, the representative can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

The underwriters make no representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common shares. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

From time to time, the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

EXPENSES

Set forth below is an itemization of the total expenses, excluding underwriting discounts, expected to be incurred in connection with the offer and sale of the common shares by us. With the exception of the SEC registration fee and the FINRA filing fee, all amounts are estimates:

SEC registration fee	$
Nasdaq listing fee	$
FINRA filing fee	$
Transfer agent fees and expenses	$
Printer fees and expenses	$
Legal fees and expenses	$
Accounting fees and expenses	$
Miscellaneous	$
Total	$

LEGAL MATTERS

Certain legal matters concerning this offering will be passed upon for us by Zysman, Aharoni, Gayer and Sullivan & Worcester LLP, New York, New York. Certain legal matters with respect to the legality of the issuance of the securities offered by this prospectus will be passed upon for us by Wenger & Vieli AG, Switzerland. Certain legal matters related to the offering will be passed upon for the underwriters by                  and             ..

EXPERTS

The financial statements of NLS for its fiscal years ended December 31, 2018 and December 31, 2017 included herein have been audited by Marcum LLP, independent registered public accounting firm, as set forth in their report thereon, which includes an explanatory paragraph relating to our ability to continue as a going concern. Such financial statements are included herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The address of Marcum LLP is 750 Third Avenue, New York, New York 10017, United States.

Enforceability of civil liabilities

We are incorporated under the laws of the State of Switzerland and our registered office and domicile is located in Stans, Switzerland. Moreover, a number of our directors and executive officers are not residents of the United States, and all or a substantial portion of our assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or upon such persons or to enforce against them judgments obtained in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the federal securities laws of the United States.

We have been advised by our Swiss counsel that there is doubt as to the enforceability in Switzerland of original actions, or in actions for enforcement of judgments of U.S. courts, of civil liabilities to the extent predicated upon the federal and state securities laws of the United States. Original actions against persons in Switzerland based solely upon the U.S. federal or state securities laws are governed, among other things, by the principles set forth in the Swiss Federal Act on International Private Law. This statute provides that the application of provisions of non-Swiss law by the courts in Switzerland shall be precluded if the result was incompatible with Swiss public policy. Also, mandatory provisions of Swiss law may be applicable regardless of any other law that would otherwise apply.

Switzerland and the United States do not have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. The recognition and enforcement of a judgment of the courts of the United States in Switzerland is governed by the principles set forth in the Swiss Federal Act on Private International Law. This statute provides in principle that a judgment rendered by a non-Swiss court may be enforced in Switzerland only if:

●	the non-Swiss court had jurisdiction pursuant to the Swiss Federal Act on Private International Law;

●	the judgment of such non-Swiss court has become final and non-appealable;

●	the judgment does not contravene Swiss public policy;

●	the court procedures and the service of documents leading to the judgment were in accordance with the due process of law; and

●	no proceeding involving the same position and the same subject matter was first brought in Switzerland, or adjudicated in Switzerland, or was earlier adjudicated in a third state and this decision is recognizable in Switzerland.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act relating to this offering of our common shares. This prospectus does not contain all of the information contained in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.

The SEC maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through the SEC’s website at http://www.sec.gov.

Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act that are applicable to foreign private issuers, and under those requirements will file reports with the SEC. Those other reports or other information may be inspected without charge at the locations described above. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and will submit to the SEC, on Form 6-K, unaudited quarterly financial information.

We maintain a corporate website at nlspharma.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

NLS PHARMACEUTICS LTD.

CONDENSED FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2019 AND 2018

(UNAUDITED)

NLS PHARMACEUTICS LTD.

CONDENSED FINANCIAL STATEMENTS

NLS PHARMACEUTICS LTD.

CONDENSED BALANCE SHEETS

	June 30, 2019	December 31, 2018
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$1,224,891	$6,678
Prepaid expenses and other current assets, including related party of $9,635 and $9,356 as of June 30, 2019 and December 31, 2018	93,448	83,485
Total current assets	1,318,339	90,163

Other receivables, net – related party	55,268	55,472
Total assets	$1,373,607	$145,635

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:

Accounts payable	$1,853,970	$1,130,805
Interest payable	145,146	103,109
Convertible promissory notes – related parties, net of debt discount of $0 and $237	533,826	557,683
Current portion of credit facilities, subordinated – related parties	150,000	150,000
Other accrued liabilities, including related party of $0 and $30,149 as of December 31, 2018	237,145	473,204
Total current liabilities	2,920,087	2,414,801

Shareholder bridge loan – related parties, net of debt discount of $0 and $432,439	-	1,567,561
Credit facilities, subordinated – related parties, net of debt discount of $313,519	-	4,817,962
Deferred revenues	2,499,969	-
Accrued pension liability	150,774	159,020
Total liabilities	5,570,830	8,959,344

Commitments and contingencies

Shareholders’ deficit:
Common Shares, CHF100 ($102) par value; 1,392 and 1,276 registered shares issued and outstanding at June 30, 2019 and December 31, 2018, respectively	145,139	133,544
Additional paid-in capital	20,535,263	12,515,118
Accumulated deficit	(24,866,371)	(21,451,117)
Accumulated other comprehensive loss	(11,254)	(11,254)
Total shareholders’ deficit	(4,197,223)	(8,813,709)
Total liabilities and shareholders’ deficit	$1,373,607	$145,635

The accompanying notes are an integral part of these condensed financial statements.

NLS PHARMACEUTICS LTD.

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(UNAUDITED)

	For the Six Months Ended June 30,
	2019	2018

Operating expenses:
Research and development	$979,874	$667,627
General and administrative	1,246,558	885,312
Total operating expenses	2,226,432	1,552,939

Operating loss	(2,226,432)	(1,552,939)

Interest and other financing income (expense), net	(31,386)	(325)
Interest on related party loans	(792,486)	(522,408)
Loss on conversion of debt	(364,950)	—

Net and comprehensive loss	$(3,415,254)	$(2,075,672)

Basic and diluted net loss per common share	$(2,543)	$(1,696)

Weighted average common shares used in computing basic and diluted net loss per common share	1,343	1,224

The accompanying notes are an integral part of these condensed financial statements.

NLS PHARMACEUTICS LTD.

CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE SIX MONTHS ENDED JUNE 30, 2019 and 2018

(UNAUDITED)

	Common Shares		Additional		Accumulated Other
	Shares	Amount	Paid in Capital	Accumulated Deficit	Comprehensive Loss	Total
BALANCE, JANUARY 1, 2019	1,276	$133,544	$12,515,118	$(21,451,117)	$(11,254)	$(8,813,709)
Issuance of common shares for conversion of related party debt to equity	116	11,595	8,011,605	-	-	8,023,200
Debt discount on related party loans	-	-	8,540	-	-	8,540
Net loss	-	-	-	(3,415,254)	-	(3,415,254)
BALANCE, JUNE 30, 2019	1,392	$145,139	$20,535,263	$(24,866,371)	$(11,254)	$(4,197,223)

	Common Shares		Additional		Accumulated Other
	Shares	Amount	Paid in Capital	Accumulated Deficit	Comprehensive Loss	Total
BALANCE, JANUARY 1, 2018	1,224	$128,344	$8,468,547	$(16,304,351)	$(9,993)	$(7,717,453)
Net loss	-	-	-	(2,075,672)	-	(2,075,672)
BALANCE, JUNE 30, 2018	1,244	$128,344	$8,468,547	$(18,380,023)	$(9,993)	$(9,793,125)

The accompanying notes are an integral part of these condensed financial statements.

NLS PHARMACEUTICS LTD.

CONDENSED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Six Months Ended June 30,
	2019	2018
Cash Flows From Operating Activities:
Net loss	$(3,415,254)	$(2,075,672)
Adjustments to reconcile net loss to net provided by (used in) in operating activities:
Amortization of debt discount	752,152	522,408
Loss on conversion of debt	364,950	-
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(9,963)	24,743
Other assets	204	-
Accounts payable	723,165	(40,310)
Interest payable	42,037	-
Deferred revenues	2,499,969	-
Other accrued liabilities	(244,304)	(119,888)
Net cash provided by (used in) operating activities	712,956	(1,688,719)

Cash Flows From Financing Activities:
Proceeds from convertible promissory notes – related parties	512,800	-
Net cash provided by financing activities	512,800	-

Effect of exchange rate on cash and cash equivalents	(7,543)	-
Change in cash and cash equivalents	1,218,213	(1,688,719)
Cash and cash equivalents at the beginning of period	6,678	2,182,931
Cash and cash equivalents at the end of period	$1,224,891	$494,212

Supplemental disclosure of non-cash investing and financing activities:
Issuance of common shares for settlement of related party credit facilities	$8,023,200	$-
Debt discount on related party loans	$8,540	$-

The accompanying notes are an integral part of these condensed financial statements.

NLS PHARMACEUTICS LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

(UNAUDITED)

Note 1

Background:

NLS Pharmaceutics Ltd. (the “Company”) is an emerging biopharmaceutical company primarily focused on the development and commercialization of drugs to treat central nervous system, or CNS, disorders, which we expect to initially be wakefulness and sleep disorders and attention deficit hyperactivity disorder, or ADHD. Our lead product candidates are Quilience, to treat narcolepsy (type 1 and type 2), and Nolazol, to treat ADHD.

On March 12, 2019, the Company merged NLS-0 Pharma Ltd. and NLS Pharma Ltd. into NLS-1 Pharma Ltd. (the “Merger”), the predecessor of the Company, and renamed the Company NLS Pharmaceutics Ltd., retroactively and effective on January 1, 2019. As all of the companies were owned by the same shareholders, the Merger was considered to be a common controlled transaction and thus the Company has recorded no step up in basis of the assets and liabilities in the Merger. The financial statements presented were prepared as if the Merger occurred on January 1, 2018. All intercompany transactions and balances were eliminated in the Merger.

Liquidity and Going Concern

As of June 30, 2019, the Company had an accumulated deficit of approximately $24.9 million and the Company incurred an operating loss for the six months ended June 30, 2019 of approximately $2.2 million. To date, the Company has dedicated most of its financial resources to general and administrative expenses, research and development and clinical studies associated with its ongoing biopharmaceutical business.

As of June 30, 2019, the Company’s cash and cash equivalents were $1,224,891 and working capital deficit was $1,601,748. The Company has historically financed its activities with cash from the private placement of equity and debt securities and borrowings under credit facilities. The Company will be required to obtain additional liquidity resources in order to support its ongoing operations.

At this time, there is no guarantee that the Company will be able to obtain an adequate level of financial resources required for the short and long-term support of its operations or that the Company will be able to obtain additional financing as needed, or meet the conditions of such financing, or that the costs of such financing may not be prohibitive. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period within one year from the issuance of these financial statements. The accompanying financial statements do not include any adjustments to reflect the possible future effects on recoverability of assets and classification of liabilities that may result from the outcome of this uncertainty.

Note 2

Summary of Significant Accounting Policies:

Basis of Presentation

The condensed interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information and accordingly do not include all information and disclosures as required by U.S. GAAP for complete financial statements. The year-end condensed balance sheet data was derived from audited financial statements, but does not include all disclosures required by U.S. GAAP. These condensed financial statements should be read in conjunction with the financial statements as of and for the year ended December 31, 2018, included elsewhere in this document.

In the opinion of management, these condensed interim financial statements reflect all adjustments necessary, which are of a normal recurring nature, to fairly state the balance sheets, statements of comprehensive loss, cash flows and changes in shareholders’ deficit for the interim periods presented.

NLS PHARMACEUTICS LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

(UNAUDITED)

Use of Estimates

The preparation of the condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect amounts reported of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting periods. Actual results could differ from those estimates and be based on events different from those assumptions. As part of these financial statements, the more significant estimates include (1) pension and other post-employment benefits, including certain asset values that are based on significant unobservable inputs; (2) the inputs used in determining the fair value of equity per share; and (3) valuation allowance related to the Company’s deferred tax assets.

Revenue Recognition

The Company recognizes revenue when it is realized or realizable and earned in accordance with Accounting Standards Codification (“ASC”) 606, “Revenue from Contract with Customers”. In accordance with ASC 606, revenue is recognized when control is transferred. Consideration is allocated between separate products or services based their standalone selling prices.

Contract revenue includes realized or realizable amounts from upfront and milestone payments in connection with licensing and distribution agreements and royalties. Contract revenue also includes consideration received or receivable from a licensee for services provided by the Company in accordance with the respective license agreement.

For license agreements with multiple deliverables, the Company allocates the arrangement consideration, including upfront payments, to the separate deliverables based on the relative selling price of each deliverable under the agreements. The Company recognizes revenue for each separately identified deliverable as the revenue recognition criteria for each deliverable are fulfilled.

The amount of upfront and milestone payments under a license agreement allocated to the grant of the license is recognized over the estimated remaining agreement period or over the expected period during which the Company has to satisfy its contractual performance obligations, depending on the terms of the agreement. Milestone payments under license agreements are recognized in its entirety as revenue when the respective milestone is achieved, if such milestone meets the following criteria to be considered substantive: the milestone is commensurate with the Company’s performance to achieve the milestone; the milestone relates solely to past performance; and the milestone amount is reasonable relative to all deliverables and payment terms in the arrangement. Milestone payments under license agreements for which these criteria are not met are recognized as revenue over the estimated remaining agreement period.

Revenue related to royalties received from licensees is recognized when earned, meaning when the royalties can be reasonably estimated based on the sales of the underlying products and when collectability is reasonably assured. The Company considers sales-based milestone payments under license and distribution agreements as contingent considerations which are recognized based on achievement.

To the extent the Company receives payments, including non-refundable payments, in excess of the recognized revenue, such excess is recorded as deferred revenue until the respective revenue is earned.

Segment Reporting

The Company manages its operations as a single segment for the purposes of assessing performance and making operating decisions. The Company’s singular focus is on developing therapeutics for the treatment of neurobehavioral and neurocognitive disorders. All of the Company’s tangible assets are held in the United States.

NLS PHARMACEUTICS LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

(UNAUDITED)

Accounting Pronouncements – Recently Adopted

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Updates (“ASU”) No. 2014-09, “Revenue from Contracts with Customers (Topic 606)”, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU has replaced most historical revenue recognition guidance in U.S. GAAP when it became effective. The Company adopted this standard on January 1, 2019 using the modified retrospective transition method. The Company did not record a cumulative catch-up adjustment upon adoption, as there was no effect on the timing or amount of revenue recognized for existing contracts that were not completed as of the implementation date.

Commencing January 1, 2019, the Company adopted ASU No. 2016-18, Statement of Cash Flows (Topic 230), “Restricted Cash”, which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this update were effective for non-public business entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. This guidance had no material impact on the Company’s consolidated financial statements.

Subsequent Events

Management has evaluated subsequent events to determine if events or transactions occurring through December 18, 2019, the date on which the financial statements were available to be issued, require adjustment to or disclosure in the Company’s financial statements. There were no events that require adjustment to or disclosure in the Company’s financial statements, except as disclosed.

Note 3

Prepaid Expenses and Other Current Assets:

The Company’s prepaid expenses and other current assets consisted of the following as of June 30, 2019 and December 31, 2018:

	June 30, 2019	December 31, 2018

Vendor overpayments	$12,782	$46,592
VAT recoverable and other current assets	54,431	27,537
Prepaid expenses	16,600	-
Employee receivable	9,635	9,356

Total prepaid expenses and other current assets	$93,448	$83,485

The Company’s prepaid expenses and other current assets as of June 30, 2019 and December 31, 2018, consisted mainly of some vendor overpayments and value added tax (“VAT”) recoverable, that were returned to the Company during the following fiscal periods. Additionally, the Company recorded a receivable from the Chief Executive Officer (“CEO”) when Company travel cards include personal travel expenses.

Note 4

Other Receivables, Net – Related Party

The Company’s majority shareholders are also majority shareholders in Pegasus Advanced Research SAS, formerly NeuroLife Sciences SAS (“Pegasus”), and as such Pegasus is considered to be a related party to the Company. In December 2015, Pegasus assigned its exclusive global license to certain compounds involving mazindol to the Company (the “License Agreement”). The License Agreement includes a royalty payment of 1.8% of the annual net sales (including sales made by sub-licensees) of the licensed compounds covered thereunder; provided, however, that such royalty payment could be further reduced to 0.9% in the event that the U.S. Patent and Trademark Officer were to issue a revised notice of allowance or expand the patent rights of certain licensed compounds or be completely cancelled in the event that a competing generic product were to reach the market during the term of the patents covering such licensed compounds.

Since assigning the License Agreement to the Company, the Company and Pegasus have paid for some operating expenses for each other. The transactions between the companies are minimal and are not considered to be a funding source for either entity. The Company offsets the related receivables and payable to/from Pegasus for a combined net other long-term receivable of $55,268 and $14,371 for the six months ended June 30, 2019 and 2018, respectively.

NLS PHARMACEUTICS LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

(UNAUDITED)

Note 5

Convertible Promissory Notes – Related Parties:

Set forth below is a detailed listing of the convertible promissory notes as of June 30, 2019 and December 31, 2018.

	June 30, 2019	December 31, 2018
	(unaudited)

Convertible promissory notes, current, net of debt discount of $0 and $237	$533,826	$557,683

In January 2019, the Company entered into an agreement with Magnetic Rock Investment AG (“MRI”), which is owned by certain shareholders of the Company, to loan the Company CHF 550,000 ($557,920). The loan proceeds were received in advance of the agreement, in two payments, in each of August and December 2018 in the amount of CHF 500,000 ($507,200) and CHF 50,000 ($50,720), respectively. Management determined that no separate accounting or bifurcation was required for this conversion feature as it doesn’t meet the definition of a derivative because the net settlement criterion is not met. The note accrue interest at 10% per year and have a conversion feature such that upon a capital closing (as defined), the lender has the right to require conversion of its note to equity at the same rates as the capital closing. As of June 30, 2019, such capital closing (as defined) has not occurred, so the note is not convertible at this time. This note had an original maturity date of April 30, 2019 at which time if it wasn’t already converted, a new maturity date would be set at the discretion of MRI. In September 2019, the parties amended the agreement to extend the maturity date to December 31, 2019. The Company has accrued interest payable of $31,372 for the note as of June 30, 2019. Additionally, the Company recorded debt discount and a corresponding increase in additional paid in capital of $4,019 based on an imputed interest rate of 12% compared to the 10% interest stated in the loan agreement. The debt discount is being amortized to interest expense using the effective interest rate method over the debt term. For the six months ended June 30, 2019, amortization of the debt discount of $1,548 was included in interest expense – related parties.

In January 2019, the Company entered into four additional convertible promissory notes, on the same terms, with certain Company shareholders. The promissory notes were for CHF 125,000 ($128,200) each, accrue interest at 10% per year and have original maturity dates of the earlier of April 30, 2019 or when any investment into the Company of CHF 500,000 ($512,193) or greater occurs. The maturity of these notes was extended to December 31, 2019. The Company recorded debt discount and a corresponding increase in additional paid in capital of $8,540, based on an imputed interest rate of 12% compared to the 10% interest accrued on the loans. The debt discount is being amortized to interest expense using the effective interest rate method over the debt term. For the six months ended June 30, 2019 amortization of $4,647 was included in interest expense – related parties.

In March 2019, parties to the loan with MRI agreed to convert an aggregate amount of CHF 526,980 ($526,769) into 8 of the Company’s common shares at a conversion price of approximately $66,000 per share. The common shares had a fair value of CHF 69,000 ($69,014) per share and an aggregate fair value of $550,829 resulting in a $24,060 loss on conversion of the loan. Pursuant to an amendment to this loan in September 2019, the maturity of the remaining loan of CHF 23,020 ($31,151) was extended to December 31, 2019.

NLS PHARMACEUTICS LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

(UNAUDITED)

Note 6

Shareholder Bridge Loan – Related Parties:

Set forth below is a detailed listing of the shareholder liabilities as of June 30, 2019 and December 31, 2018.

	June 30, 2019	December 31, 2018
	(unaudited)

Shareholder liabilities, long-term net of debt discount of $0 and $432,439, respectively	$-	$1,567,561

In December 2017, the Company entered into an agreement with certain shareholders to borrow $2,000,000 (the “Bridge Loan”). There are no payments due under this Bridge Loan and the maturity date is subject to certain conditions; provided, however, that the maturity date would not be prior to June 30, 2019. The Bridge Loan has no specified interest. Accordingly, upon issuance of the debt, the Company recorded debt discount and a corresponding increase in additional paid in capital of $613,372 based on imputed interest at a rate of 12%. The debt discount is being amortized to interest expense using the effective interest rate method over the debt term. For the six months ended June 30, 2019 and 2018, amortization of the debt discount of $432,439 and $86,307, respectively, was included in interest expense – related parties.

In March 2019, as part of the Merger, the parties to the Bridge Loan agreed to convert the entire Bridge Loan, in the amount of $2,000,000 into 30 of the Company’s common shares at a conversion price of approximately $66,000 per share. The common shares had a fair value of CHF 69,000 ($69,014) per share and an aggregate fair value of $2,091,348 resulting in a $91,348 loss on conversion of the Bridge Loan.

Note 7

Credit Facilities, Subordinated – Related Parties:

Set forth below is a detailed listing of the credit facilities as of June 30, 2019 and December 31, 2018.

	June 30, 2019	December 31, 2018
	(unaudited)

Credit Facility A, net of debt discount of $0	$-	$3,000,000
Credit Facility B, net of debt discount of $0	-	681,481
Second Credit Facility, net of debt discount of $0	150,000	150,000
Third Credit Facility, net of debt discount of $0 and $313,519, respectively	-	1,136,481
	150,000	4,967,962
Less: current portion	(150,000)	(150,000)
Credit facilities, long-term	$-	$4,817,962

In August 2015, the Company entered into two credit facility agreements with shareholders (the “Lenders”). The maximum borrowings under these credit facilities are $3,000,000 for Credit facility A (“Credit Facility A”); $2,760,000 for credit facility B (“Credit Facility B”); $840,000 for credit facility C (“Credit Facility C”); and $500,000 for credit facility D (“Credit Facility D”) (together, the “Initial Credit Facility”) and a second credit facility for $500,000 (the “Second Credit Facility”). These credit facilities had a maturity date of December 31, 2018 and accrued interest at 0%, except Credit Facility D which accrues interest at 10% per year. As Credit Facility A, B and C don’t accrue interest, management, upon issuance of the debt, recorded total debt discount and a corresponding increase in additional paid in capital of $2,253,601 based on imputed interest at a rate of 12%. Additionally, the Company recorded debt discount and a corresponding increase in additional paid in capital of $16,791 based on imputed interest rate of 12% compared to the 10% interest accrued on the Credit Facility D. The debt discount is being amortized to interest expense using the effective interest rate method over the debt term. For the six months ended June 30, 2018 amortization of the debt discount of $373,530 was included in interest expense – related parties, on the Initial and Second Credit Facility entered into in August 2015.

NLS PHARMACEUTICS LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

(UNAUDITED)

In March 2017, the Company entered into a third credit facility with the Lenders (the “Third Credit Facility”). The maximum borrowing for this facility was $3,435,920, of which the Company borrowed $1,450,000 in 2017. The maturity date of this Third Credit Facility is December 31, 2020 and it accrues interest at 0%. As this Third Credit Facility doesn’t accrue interest, management, upon issuance of the debt, recorded a debt discount and a corresponding increase in additional paid in capital of $534,874 based on imputed interest at a rate of 12%. The debt discount is being amortized to interest expense using the effective interest rate method over the debt term. For this Third Credit Facility, the Company recorded amortization of debt discount of $313,518 and $62,572 for the six months ended June 30, 2019 and 2018, respectively, included in interest expense – related parties.

In June 2018, the Company and the Lenders entered into subordination agreements regarding the Initial Credit Facility, Second Credit Facility and Third Credit Facility. The subordination agreement defers payments on credit facilities during the term of their respective subordination agreements. Any of these agreements expire if (i) the Lenders irrevocably waive the subordinated claims; or (ii) if the claims are converted to share capital or participation capital of the Company.

In March 2019, the parties to the Initial Credit Facility agreed to convert the remaining aggregate principal amount of the Initial Credit Facility, $3,681,481 ($681,481 under Credit Facility B and $3,000,000 under Credit Facility A) into 56 of the Company’s common shares at a conversion price of $65,741 per share. The common shares had a fair value of CHF 69,000 ($69,014) per share and an aggregate fair value of $3,864,796 resulting in a $183,315 loss on conversion of the Initial Credit Facilities. The remaining balance of the Second Credit Facility of $150,000 is currently outstanding and the parties have amended the agreement covering such credit facility to extend the maturity date to December 31, 2019. The accrued interest of $85,737 on Credit Facility D remains unpaid and the parties have amended the Initial Credit Facility to extend the maturity date to December 31, 2019.

Additionally, in March 2019, the Company and the Lenders agreed to amend the Third Credit Facility, pursuant to which, the entire borrowed amount of $1,450,000 was converted into 22 of the Company’s common shares at a conversion price of $66,000 per share. The common shares had a fair value of CHF 69,000 per share and an aggregate fair value of $1,516,227 resulting in a $66,227 loss on conversion of the Third Credit Facility.

Note 8

License Revenues:

In February 2019, the Company entered into an exclusive license agreement, or the EF License Agreement, to develop and commercialize its product candidate, Nolazol, in Latin American countries with Eurofarma Laboratorios S.A., or Eurofarma, a Brazilian pharmaceutical company.

Under the EF License Agreement, the Company received a non-refundable, upfront payment of $2,500,000. This net upfront payment was recognized as deferred revenue. The upfront payment covered the grant of an exclusive license, compensation for co-development services and the participation in the joint steering committee. In addition, the Company is eligible to receive non-refundable milestone payments of up to $16,000,000, based on the achievement of milestones related to regulatory filings, regulatory approvals and the commercialization of mazindol. The achievement and timing of the milestones depend on the success of development, approval and sales progress of the product in the future. In addition, the Company was also eligible for tiered royalty payments.

NLS PHARMACEUTICS LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

(UNAUDITED)

The EF License Agreement consists of several deliverables: the grant of the license to Eurofarma, the co-development services, the commercial-related manufacturing services and participation in the joint steering committee, or, collectively, the EF Deliverables. The joint steering committee will oversee the development and regulatory activities directed towards marketing approval, manufacturing and commercialization phases. The EF License Agreement provides that the parties shall enter into a separate manufacturing and supply agreement during the term of the EF License Agreement.

The grant of the license, co-development services and the participation in the joint steering committee consist of one unit of accounting, with the commercial-related manufacturing services consisting of another. The grant of the license, the co-development services and the participation in the joint steering committee consist of one unit of accounting since they do not have value to Eurofarma on an individual stand-alone basis. The commercial-related manufacturing services are another unit of accounting since they have value to Eurofarma and there is evidence of fair value of the undelivered commercial-related manufacturing services in the arrangement. The entire upfront payment was allocated to the unit of accounting composed of the grant of the license, the co-development services and the participation in the joint steering committee. The related revenue is recognized as co-development services are provided using an input method as a measure of progress towards completion of the performance obligation according to co-development costs incurred to date compared to estimated total co-development costs.

Upfront payments are recorded as deferred revenue upon receipt or when due until the Company performs its obligations under the EF License Agreement. Amounts expected to be recognized as revenue within the 12 months following the balance sheet date are classified as current portion of deferred revenue in the accompanying condensed balance sheets. Amounts not expected to be recognized as revenue within the 12 months following the balance sheet date are classified as deferred revenue, net of current portion. As of June 30, 2019, the Company has long term deferred revenues of $2,499,969.

Note 9

Commitments and Contingencies:

Litigation

The Company may become involved in miscellaneous litigation and legal actions, including product liability, consumer, commercial, tax and governmental matters, which can arise from time to time in the ordinary course of the Company’s business. Litigation and legal actions are inherently unpredictable, and excessive verdicts can result in such situations. The Company is not currently involved in any such matters.

NLS PHARMACEUTICS LTD.

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2018 AND 2017

NLS PHARMACEUTICS LTD.

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

NLS Pharmaceutics Ltd.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of NLS Pharmaceutics Ltd. (the “Company”) as of December 31, 2018 and 2017, the related statements of operations and comprehensive loss, changes in shareholders’ deficit and cash flows for each of the two years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company has a significant working capital deficiency, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum llp

Marcum llp

We have served as the Company’s auditor since 2019.

New York, NY

December 18, 2019

NLS PHARMACEUTICS LTD.

BALANCE SHEETS

	December 31,
	2018	2017
ASSETS
Current assets:
Cash and cash equivalents	$6,678	$2,182,931
Prepaid expenses and other current assets, including related party of $9,356 and $5,343 as of December 31, 2018 and 2017	83,485	90,867
Total current assets	90,163	2,273,798

Other receivables, net – related party	55,472	14,371
Total assets	$145,635	$2,288,169

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$1,130,805	$564,954
Interest payable	103,109	108,361
Convertible promissory notes – related parties, net of debt discount of $237	557,683	-
Current portion of credit facilities, subordinated – related parties	150,000	-
Other accrued liabilities, including related party of $30,149 as of December 31, 2018	473,204	316,640
Total current liabilities	2,414,801	989,955

Shareholder bridge loan – related parties, net of debt discount of $432,439 and $611,985	1,567,561	1,388,015
Credit facilities, subordinated – related parties, net of debt discount of $313,519 and $1,220,602	4,817,962	7,479,398
Accrued pension liability	159,020	148,254
Total liabilities	8,959,344	10,005,622

Commitments and contingencies

Shareholders’ deficit:
Common Shares, CHF100 ($102) par value, 1,276 and 1,224 registered shares issued and outstanding at December 31, 2018 and 2017, respectively	133,544	128,344
Additional paid-in capital	12,515,118	8,468,547
Accumulated deficit	(21,451,117)	(16,304,351)
Accumulated other comprehensive loss	(11,254)	(9,993)
Total shareholders’ deficit	(8,813,709)	(7,717,453)
Total liabilities and shareholders’ deficit	$145,635	$2,288,169

The accompanying notes are an integral part of these financial statements.

NLS PHARMACEUTICS LTD.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Years Ended December 31,
	2018	2017

Operating expenses:
Research and development	$1,437,202	$4,324,822
General and administrative	2,011,659	1,441,902
Total operating expenses	3,448,861	5,766,724

Operating loss	(3,448,861)	(5,766,724)

Interest and other financing income	16,035	7,250
Interest on related party loans	(1,084,708)	(897,653)
Loss on conversion of debt	(629,232)	-

Net loss	(5,146,766)	(6,657,127)

Other comprehensive loss:
Defined pension plan adjustments	(1,261)	(9,993)
Comprehensive loss	$(5,148,027)	$(6,667,120)

Basic and diluted net loss per common share	$(4,124)	$(5,497)

Weighted average common shares used in computing basic and diluted net loss per common share	1,248	1,211

The accompanying notes are an integral part of these financial statements.

NLS PHARMACEUTICS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2018 and 2017

	Common Shares		Additional Paid in	Accumulated	Accumulated Other Comprehensive
	Shares	Amount	Capital	Deficit	Loss	Total
BALANCE, JANUARY 1, 2017	1,149	$120,850	$3,973,210	$(9,647,224)	$-	$(5,553,164)
Issuance of common shares to series B investors for cash	42	4,197	3,272,479	-	-	3,276,676
Issuance of common shares related to shareholder anti-dilution provisions	32	3,197	(3,197)	-	-	-
Issuance of common shares to consultant for finders’ fee	1	100	77,809	-	-	77,909
Debt discount on related party loans	-	-	1,148,246	-	-	1,148,246
Defined pension plan adjustments	-	-	-	-	(9,993)	(9,993)
Net loss	-	-	-	(6,657,127)	-	(6,657,127)
BALANCE, DECEMBER 31, 2017	1,224	128,344	8,468,547	(16,304,351)	(9,993)	(7,717,453)
Issuance of common shares for conversion of related party debt to equity	52	5,200	4,042,552	-	-	4,047,752
Debt discount on related party loans	-	-	4,019	-	-	4,019
Defined pension plan adjustments	-	-	-	-	(1,261)	(1,261)
Net loss	-	-	-	(5,146,766)	-	(5,146,766)
BALANCE, DECEMBER 31, 2018	1,276	$133,544	$12,515,118	$(21,451,117)	$(11,254)	$(8,813,709)

The accompanying notes are an integral part of these financial statements.

NLS PHARMACEUTICS LTD.

STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2018	2017
Cash Flows From Operating Activities:
Net loss	$(5,146,766)	$(6,657,127)
Adjustments to reconcile net loss to net cash used in operating activities:
Defined benefit plan	26,566	17,186
Amortization of debt discount	1,090,411	789,292
Common shares issued to consultant for finders’ fee	-	77,909
Loss on conversion of debt	629,232	-
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	7,382	(19,034)
Other receivables, net - related parties	(41,101)	44,642
Accounts payable	565,851	350,029
Interest payable	(5,252)	108,361
Other accrued liabilities	140,873	(143,711)
Net cash used in operating activities	(2,732,804)	(5,432,453)

Cash Flows From Financing Activities:
Issuance of common shares	-	3,276,676
Proceeds from credit facilities – related parties	-	1,450,000
Proceeds from shareholder bridge loan – related parties	-	2,000,000
Proceeds from convertible promissory notes – related parties	557,920	-
Net cash provided by financing activities	557,920	6,726,676

Effect of exchange rate on cash and cash equivalents	(1,369)	5,941
Change in cash and cash equivalents	(2,176,253)	1,300,164
Cash and cash equivalents at the beginning of period	2,182,931	882,767
Cash and cash equivalents at the end of period	$6,678	$2,182,931

Supplemental disclosure of non-cash investing and financing activities:
Issuance of common shares for settlement of related party credit facilities	$4,047,752	$-
Debt discount on related party loans	$4,019	$1,148,246

The accompanying notes are an integral part of these financial statements.

NLS PHARMACEUTICS LTD.

NOTES TO THE FINANCIAL STATEMENTS

Note 1

Background:

NLS Pharmaceutics Ltd. (the “Company”) is an emerging biopharmaceutical company primarily focused on the development and commercialization of drugs to treat central nervous system, or CNS, disorders, which is expected to initially be wakefulness and sleep disorders and attention deficit hyperactivity disorder, or ADHD. The lead product candidates are Quilience, to treat narcolepsy (type 1 and type 2), and Nolazol, to treat ADHD.

On March 12, 2019, the Company merged NLS-0 Pharma Ltd. and NLS Pharma Ltd. into NLS-1 Pharma Ltd. (the “Merger”), the predecessor of the Company, and renamed the Company NLS Pharmaceutics Ltd., retroactively and effective on January 1, 2019. As all of the companies were owned by the same shareholders, the Merger was deemed to be a common controlled transaction and thus the Company has recorded no step up in basis of the assets and liabilities in the Merger. The financial statements presented were prepared as if the Merger occurred on January 1, 2017. All intercompany transactions and balances were eliminated in the Merger.

Liquidity and Going Concern

As of December 31, 2018, the Company had an accumulated deficit of approximately $21.5 million and the Company incurred an operating loss for the year ended December 31, 2018 of approximately $3.4 million. To date, the Company has dedicated most of its financial resources to general and administrative expenses, research and development and clinical studies associated with its ongoing biopharmaceutical business.

As of December 31, 2018, the Company’s cash and cash equivalents were $6,678 and working capital deficit was $2,324,638. The Company has historically financed its activities with cash from the private placement of equity and debt securities and borrowings under credit facilities. The Company will be required to obtain additional liquidity resources in order to support its ongoing operations.

At this time, there is no guarantee that the Company will be able to obtain an adequate level of financial resources required for the short and long-term support of its operations or that the Company will be able to obtain additional financing as needed, or meet the conditions of such financing, or that the costs of such financing may not be prohibitive. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period within one year from the issuance of these financial statements. The accompanying financial statements do not include any adjustments to reflect the possible future effects on recoverability of assets and classification of liabilities that may result from the outcome of this uncertainty.

Note 2

Summary of Significant Accounting Policies:

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). Any reference in these notes to applicable guidance is meant to refer to the authoritative U.S. GAAP as found in the Accounting Standards Codification (‘‘ASC’’) and Accounting Standards Updates (‘‘ASU’’) of the Financial Accounting Standards Board (‘‘FASB’’).

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect amounts reported of assets and liabilities at the date of the financial statements and the reported amount of expenses during the reporting periods. Actual results could differ from those estimates and be based on events different from those assumptions. As part of these financial statements, the Company’s significant estimates include (1) pension and other post-employment benefits, including certain asset values that are based on significant unobservable inputs; (2) the inputs used in determining the fair value of equity per share; and (3) valuation allowance relating to the Company’s deferred tax assets.

NLS PHARMACEUTICS LTD.

NOTES TO THE FINANCIAL STATEMENTS

JOBS Act Accounting Election

The Company is an “emerging growth company” or “EGC”, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, an EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has irrevocably elected to avail itself of this exemption from new or revised accounting standards, and, therefore, will not be subject to the same new or revised accounting standards as public companies who are not an EGC.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents. The Company deposits its cash primarily in checking, money market accounts, as well as certificates of deposit. The Company generally does not enter into investments for trading or speculative purposes, rather to preserve its capital for the purpose of funding operations.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk include cash. At December 31, 2018 and 2017, substantially all of the cash balances are deposited in one banking institution. At various times, the Company has deposits in financial institutions which are in excess of federally insured limits.

Functional Currency

The Company has operations in the United States, certain European Union countries and Switzerland. The Company’s functional currency is the U.S. dollar (“USD”). The results of its non-USD based operations are translated to USD at the average exchange rates during the year. The Company’s assets and liabilities are translated using the current exchange rate as of the balance sheet date and shareholders’ equity is translated using historical rates. Foreign exchange transaction gains and losses are included in other income/expense in the Company’s results of operations.

Research and Development

Costs for research and development (“R&D”) of products, including payroll, contractor expenses, and supplies, are expensed as incurred. Clinical trial and other development costs incurred by third parties are expensed as the contracted work is performed. Where contingent milestone payments are due to third parties under research and development arrangements, the obligations are recorded when the milestone results are probable of being achieved.

Fair Value Measurements

The Company measures and discloses fair value in accordance with ASC 820 “Fair Value”, which defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions there exists a three-tier fair-value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 - unadjusted quoted prices are available in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date.

Level 2 - pricing inputs are other than quoted prices in active markets that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.

Level 3 - pricing inputs are unobservable for the non-financial asset or liability and only used when there is little, if any, market activity for the non-financial asset or liability at the measurement date. The inputs into the determination of fair value require significant management judgment or estimation. Fair value is determined using comparable market transactions and other valuation methodologies, adjusted as appropriate for liquidity, credit, market and/or other risk factors.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

NLS PHARMACEUTICS LTD.

NOTES TO THE FINANCIAL STATEMENTS

The Company’s cash and cash equivalents are carried at fair value, determined according to the fair value hierarchy described above. The carrying values of the Company’s accounts payable approximate their fair value due to the short-term nature of these liabilities. The fair value of the Company’s debt approximated its recorded value as the rate of interest is readily available to the Company.

Debt Issuance Costs and Debt Discount

Debt issuance costs related to a recognized debt liability are presented on the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts, and are amortized to interest expense over the term of the related debt using the effective interest method.

Income Taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the financial statements or in the Company’s tax returns. Deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.

Due to the fact that the Company has a history of generating losses, and expects to generate losses in the foreseeable future, a full valuation allowance has been recorded and no deferred taxes have been recognized.

The Company accounts for uncertain tax positions in accordance with an amendment to ASC Topic 740-10, “Income Taxes (Accounting for Uncertainty in Income Taxes)”, which clarified the accounting for uncertainty in tax positions. This amendment provides that the tax effects from an uncertain tax position can be recognized in the financial statements only if the position is "more-likely-than-not" to be sustained were it to be challenged by a taxing authority. The assessment of the tax position is based solely on the technical merits of the position, without regard to the likelihood that the tax position may be challenged. If an uncertain tax position meets the "more-likely-than-not" threshold, the largest amount of tax benefit that is more than 50% likely to be recognized upon ultimate settlement with the taxing authority is recorded.

Employee Benefits (including Post Retirement Benefits)

The Company operates the mandatory pension plans for its employees in Switzerland. The plans are generally funded through payments to insurance companies or trustee-administered funds. The Company has a pension plan designed to pay pensions based on accumulated contributions on individual savings accounts. However, this plan is classified as a defined benefit plan under ASC 960 “Plan Accounting – Defined Benefit Pension Plans”.

The net defined benefit liability is the present value of the defined benefit obligation at the balance sheet date minus the fair value of plan assets. The defined benefit obligation is in all material cases calculated annually by independent actuaries using the projected unit credit method, which reflects services rendered by employees to the date of valuation, incorporates assumptions concerning employees’ projected salaries, pension increases as well as discount rates of highly liquid corporate bonds which have terms to maturity approximating the terms of the related liability.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest), are recognized immediately in Other Comprehensive Loss. Past service costs, including curtailment gains or losses, are recognized immediately as a split in research and development and general and administrative expenses within the operating results. Settlement gains or losses are recognized in either research and development and/or general and administrative expenses within the operating results. The Company determines the net interest expense (income) on the net defined benefit liability for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period or in case of any significant events between measurement dates to the then-net defined benefit liability, taking into account any changes in the net defined benefit liability during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to defined benefit plans are recognized in the statement of income.

NLS PHARMACEUTICS LTD.

NOTES TO THE FINANCIAL STATEMENTS

Earnings per Share

Basic net loss per common share is computed by dividing the net loss applicable to common shareholders by the weighted-average number of common shares outstanding during the year. Diluted loss per common share is computed similar to basic loss per share, except that the denominator is increased to include the number of additional potential common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Potential common shares are excluded from the computation for a period in which a net loss is reported or if their effect is anti-dilutive. The Company’s potential common shares consist of convertible promissory notes with their potential dilutive effect considered using the “if-converted” method.

Segment Reporting

The Company manages its operations as a single segment for the purposes of assessing performance and making operating decisions. The Company’s singular focus is on developing therapeutics for the treatment of neurobehavioral and neurocognitive disorders. All of the Company’s tangible assets are held in the United States.

Accounting Pronouncements – Not yet Adopted

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)”, which requires lessees to recognize leases on-balance sheet and disclose key information about leasing arrangements. The new standard establishes a right-of-use model (“ROU”) that requires a lessee to recognize a ROU asset representing the right to use the underlying asset over the lease term and lease liability on the balance sheet for all leases with a term longer than 12 months. Lease obligations are to be measured at the present value of lease payments and accounted for using the effective interest method. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement. For finance leases, the leased asset is depreciated on a straight-line basis and recorded separately from the interest expense in the income statement resulting in higher expense in the earlier part of the lease term. For operating leases, the depreciation and interest expense components are combined, recognized evenly over the term of the lease, and presented as a reduction to operating income. The ASU requires that assets and liabilities be presented or disclosed separately and classified appropriately as current and noncurrent. The ASU further requires additional disclosure of certain qualitative and quantitative information related to lease agreements. In July 2018, the FASB issued new guidance that provided for a new optional transition method that allows entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to opening retained earnings. Under this approach, comparative periods are not restated.

The Company, an emerging growth company, has deferred the adoption of this accounting standard. The guidance will become effective for the Company for the fiscal year beginning on January 1, 2021. The Company is still evaluating if this guidance will have a material impact on the Company’s financial statements. Consequently, financial information will not be updated and the disclosures required under the new standard will not be provided.

Accounting Pronouncements – Recently Adopted

In May 2017, the FASB issued ASU 2017-09, “Compensation-Stock Compensation”. The amendment provides guidance about which changes to terms or conditions of a share-based payment award require an entity to apply modification accounting. The guidance became effective for the fiscal year beginning on January 1, 2018, including interim periods within that year. This guidance had no material impact on the Company’s financial statements.

NLS PHARMACEUTICS LTD.

NOTES TO THE FINANCIAL STATEMENTS

Note 3

Prepaid Expenses and Other Current Assets:

The Company’s prepaid expenses and other current assets consisted of the following as of December 31, 2018 and 2017:

	December 31,
	2018	2017

Vendor overpayments	$46,592	$67,213
VAT recoverable and other current assets	27,537	15,680
Prepaid expenses	-	2,631
CEO receivable	9,356	5,343

Total prepaid expenses and other current assets	$83,485	$90,867

The Company’s prepaid expenses and other current assets as of December 31, 2018 and 2017 consisted mainly of some vendor overpayments and value added tax (“VAT”) recoverable, that were returned to the Company during the following fiscal periods. Additionally, the Company recorded a receivable from the Chief Executive Officer (“CEO”) when Company travel cards include personal travel expenses.

Note 4

Other Receivables, net – Related Party:

The Company’s majority shareholders are also majority shareholders in Pegasus Advanced Research SAS, formerly NeuroLife Sciences SAS (“Pegasus”), and as such Pegasus is considered to be a related party to the Company. In December 2015, Pegasus assigned its exclusive global license to certain compounds involving mazindol to the Company (the “License Agreement”). The License Agreement includes a royalty payment of 1.8% of the annual net sales (including sales made by sub-licensees) of the licensed compounds covered thereunder; provided, however, that such royalty payment could be further reduced to 0.9% in the event that the U.S. Patent and Trademark Officer were to issue a revised notice of allowance or expand the patent rights of certain licensed compounds or be completely cancelled in the event that a competing generic product were to reach the market during the term of the patents covering such licensed compounds.

Since assigning the License Agreement to the Company, the Company and Pegasus have paid for some operating expenses for each other. The transactions between the companies are minimal and are not considered to be a funding source for either entity. The Company offsets the related receivables and payable to/from Pegasus for a combined net other long-term receivable of $55,472 and $14,371 for the years ended December 31, 2018 and 2017, respectively.

NLS PHARMACEUTICS LTD.

NOTES TO THE FINANCIAL STATEMENTS

Note 5

Convertible Promissory Notes – Related Parties:

Set forth below is a detailed listing of the convertible promissory notes as of December 31, 2018 and 2017.

	December 31,
	2018	2017

Convertible promissory notes, current, net of debt discount of $237	$557,683	$-

In January 2019, the Company entered into an agreement with Magnetic Rock Investment AG (“MRI”), which is owned by certain shareholders of the Company, to loan the Company CHF 550,000 ($557,920). The loan proceeds were received in advance of the agreement, in two payments, in each of August and December 2018 in the amount of CHF 500,000 ($507,200) and CHF 50,000 ($50,720), respectively. Management determined that no separate accounting or bifurcation was required for this conversion feature as it doesn’t meet the definition of a derivative because the net settlement criterion is not met. The note accrues interest at 10% per year and has a conversion feature such that upon a capital closing (as defined), MRI has the right to require conversion of its note to equity at the same rates as such capital closing. As of December 31, 2018, such capital closing (as defined) has not occurred, so the note is not convertible at this time. The note had an original maturity date of April 30, 2019 at which time if it wasn’t already converted, a new maturity date would be set at the discretion of MRI. In September 2019, the parties amended the agreement to extend the maturity date to December 31, 2019. The Company has accrued interest payable of $17,372 for the note as of December 31, 2018. Additionally, the Company recorded debt discount and a corresponding increase in additional paid in capital of $4,019 based on an imputed interest rate of 12% compared to the 10% annual interest rate stated in the loan agreement. The debt discount is being amortized to interest expense using the effective interest rate method over the debt term. For the year ended December 31, 2018, amortization of $3,782 was included in interest expense – related parties.

In March 2019, MRI and the Company agreed to convert an aggregate amount of CHF 526,980 ($526,769) into 8 of the Company’s common shares at a conversion price of approximately $66,000 per share. The common shares had a fair value of CHF 69,000 ($69,014) per share and an aggregate fair value of $550,829, resulting in a $24,060 loss on conversion of the loan. Pursuant to an amendment to this loan in September 2019, the maturity date of the remaining loan of CHF 23,020 ($31,151), was extended to December 31, 2019.

Note 6

Shareholder Bridge Loan – Related Parties:

Set forth below is a detailed listing of the shareholder liabilities as of December 31, 2018 and 2017.

	December 31,
	2018	2017

Shareholder liabilities, net of debt discount of $432,439 and $611,985, respectively	$1,567,561	$1,388,015

In December 2017, the Company entered into an agreement with certain shareholders to borrow $2,000,000 (the “Bridge Loan”). There are no payments due under this Bridge Loan prior to maturity and the maturity date is subject to certain conditions; provided, however, that the maturity date would not be prior to June 30, 2019. The Bridge loan was still considered to be long-term as of December 31, 2018 as the loan was converted to equity subsequent to year-end. The Bridge Loan has no specified interest rate. Accordingly, upon issuance of the debt, the Company recorded debt discount and a corresponding increase in additional paid in capital of $613,372 based on imputed interest at a rate of 12%. The debt discount is being amortized to interest expense using the effective interest rate method over the debt term. For the years ended December 31, 2018 and 2017 amortization of $179,546 and $1,387, respectively, was included in interest expense – related parties.

NLS PHARMACEUTICS LTD.

NOTES TO THE FINANCIAL STATEMENTS

In March 2019, as part of the Merger, the parties to the Bridge Loan agreed to convert the entire Bridge Loan, in the amount of $2,000,000 into 30 of the Company’s common shares at a conversion price of approximately $66,000 per share. The common shares had a fair value of CHF 69,000 ($69,014) per share and an aggregate fair value of $2,091,348 resulting in a $91,348 loss on conversion of the Bridge Loan.

Note 7

Credit Facilities, Subordinated – Related Parties:

Set forth below is a detailed listing of the credit facilities with related parties as of December 31, 2018 and 2017.

	December 31,
	2018	2017

Credit Facility A, net of debt discount of $0 and $337,902, respectively	$3,000,000	$2,662,098
Credit Facility B, net of debt discount of $0 and $316,126, respectively	681,481	2,443,874
Credit Facility C, net of debt discount of $0 and $96,212, respectively	-	743,788
Credit Facility D, net of debt discount of $0 and $3,777, respectively	-	496,223
Second Credit Facility, net of debt discount of $0 and $16,895, respectively	150,000	133,105
Third Credit Facility, net of debt discount of $313,519 and $449,690, respectively	1,136,481	1,000,310
	4,967,962	7,479,398
Less: current portion	(150,000)	-
Credit facilities, long-term	$4,817,962	$7,479,398

In August 2015, the Company entered into credit facility agreements with certain shareholders (the “Lenders”). The maximum borrowings under these credit facilities are $3,000,000 for Credit facility A (“Credit Facility A”); $2,760,000 for credit facility B (“Credit Facility B”); $840,000 for credit facility C (“Credit Facility C”); and $500,000 for credit facility D (“Credit Facility D”) (together, the “Initial Credit Facility”) and a second credit facility for $150,000 (the “Second Credit Facility”). These credit facilities had a maturity date of December 31, 2018 and accrued interest at 0%, except Credit Facility D which accrues interest at 10% per year. Credit Facility A is secured by the founding shareholders’ shares in the Company (60% ownership as of the date of the loan), while the remaining credit facilities are secured by all patents subject to the Company’s License Agreement. The Company has accrued interest payable of $85,737 and $108,361 related to Credit Facility D, as of December 31, 2018 and 2017, respectively. As Credit Facility A, B and C don’t accrue interest, management, upon issuance of the debt, recorded total debt discount and a corresponding increase in additional paid in capital of $2,253,601 based on imputed interest at a rate of 12%. Additionally, the Company recorded debt discount and a corresponding increase in additional paid in capital of $16,791 based on an imputed interest rate of 12% compared to the 10% interest accrued on the Credit Facility D. The debt discount is being amortized to interest expense using the effective interest rate method over the debt term. For the years ended December 31, 2018 and 2017, amortization of $776,912 and $696,721, respectively, was included in interest expense – related parties.

NLS PHARMACEUTICS LTD.

NOTES TO THE FINANCIAL STATEMENTS

In March 2017, the Company entered into a third credit facility with the Lenders (the “Third Credit Facility”). The maximum borrowing for this facility was $3,435,920, of which the Company borrowed $1,450,000 in 2017. The maturity date of this Third Credit Facility is December 31, 2020 and it accrues interest at 0%. This Third Credit Facility is not secured by any of the Company’s assets. As this credit facility doesn’t accrue interest, management, upon issuance of the debt, recorded a debt discount and a corresponding increase in additional paid in capital of $534,874 based on imputed interest at a rate of 12%. The debt discount is being amortized to interest expense using the effective interest rate method over the debt term. For the years ended December 31, 2018 and 2017, amortization of $130,171 and $91,184, respectively, was included in interest expense – related parties.

In June 2018, the Company and the Lenders entered into subordination agreements regarding the Initial Credit Facility, Second Credit Facility and Third Credit Facility. The subordination agreement defers payments on credit facilities during the term of their respective subordination agreements. Any of these agreements expire expires if (i) the Lenders irrevocably waive the subordinated claims; or (ii) if the claims are converted to share capital or participation capital of the Company.

In July 2018, the parties to the Initial Credit Facility agreed to convert an aggregate principal amount of $3,418,519 ($500,000 under Credit Facility D, $840,000 under Credit Facility C and $2,078,519 under Credit Facility B) into 52 of the Company’s common shares at a conversion price of $65,741 per share. The common shares had a fair value of CHF 78,000 ($77,842) per share and an aggregate fair value of $4,047,752 resulting in a loss of $629,232 on conversion of the credit facilities included in the Statements of Comprehensive Loss. In March 2019, the parties to the Initial Credit Facility agreed to convert the remaining aggregate principal amount of the Initial Credit Facility, $3,681,481 ($681,481 under Credit Facility B and $3,000,000 under Credit Facility A) into 56 shares of common shares at a conversion price of $65,741 per share. The common shares had a fair value of CHF 69,000 ($69,014) per share and an aggregate fair value of $3,864,796 resulting in a loss of $183,315 on conversion of the Initial Credit Facility. The remaining balance of the Second Credit Facility of $150,000 is currently outstanding and the parties have amended the agreement covering such credit facility to extend the maturity date to December 31, 2019. The accrued interest of $85,737 on Credit Facility D remains unpaid and the parties have amended the Initial Credit Facility to extend the maturity date to December 31, 2019.

Additionally, in March 2019, the Company and the Lenders agreed to amend the Third Credit Facility, pursuant to which, the entire borrowed amount of $1,450,000 was converted into 22 of the Company’s common shares at a conversion price of $66,000 per share. The common shares had a fair value of CHF 69,000 ($69,014) per share and an aggregate fair value of $1,516,227 resulting in a $66,227 loss on conversion of the Third Credit Facility.

Note 8

Pension Liability:

The Company joined a collective pension plan operated by an insurance company as of 2016 which covers the employees in Switzerland.

Both the Company and the participants provide monthly contributions to the pension plan which are based on the covered salary. The respective saving parts of premium are credited to employees’ accounts. In addition, interest is credited to employees’ accounts at the rate provided in the plan. The pension plan provides for retirement benefits as well as benefits on long-term disability and death.

NLS PHARMACEUTICS LTD.

NOTES TO THE FINANCIAL STATEMENTS

The following table provides information on the pension plan for the years ended December 31, 2018 and 2017:

	2018	2017
Service cost	$25,617	$16,208
Interest cost	2,190	1,414
Expected return on assets	(3,294)	(2,055)
Administrative expenses	2,053	1,619

Net periodic pension cost	$26,566	$17,186

The reconciliation of the projected benefit obligation and the changes to the fair value of the plan assets of the pension plan are shown in the following table:

	2018	2017
Projected benefit obligation, beginning of period	$243,783	$217,737
Service cost	25,617	16,208
Interest cost	2,190	1,414
Transfers-in and (-out), net	123,244	4,770
Actuarial (gain)/ loss	(6,413)	(6,482)
Currency conversion adjustments	(2,973)	10,135
Projected benefit obligation, end of period	$385,448	$243,783

Plan assets, beginning of period	$95,529	$91,563
Actual return on plan assets	(4,380)	(14,420)
Employer contributions	15,692	11,041
Participant contributions	9,177	4,770
Transfers-in and (-out), net	114,067	-
Administration expenses	(2,053)	(1,619)
Currency conversion adjustments	(1,604)	4,194
Plan assets, end of period	$226,428	$95,529

Accrued pension liability	$159,020	$148,254

As of December 31, 2018 and 2017, the Company recorded an accrued pension liability of $159,020 and $148,254, respectively, in non-current liabilities.

The pension assets are measured at fair value and are invested in a collective pension foundation with pooled investments. Plan assets mainly consist of cash and cash equivalents, equity funds, equity securities, corporate bonds, government bonds, real estate funds classified as Level 1 and Level 2 under the fair value hierarchy.

The Company records net gains/losses, consisting of actuarial gains/losses, curtailment gains/losses and differences between expected and actual returns on plan assets, in other comprehensive income/loss. Such net gains/losses are amortized to the consolidated statements of operations to the extent that they exceed 10% of the greater of projected benefit obligations or pension assets. The Company further records prior service costs/credits from plan amendments in other comprehensive income/loss in the period of the respective plan amendment and amortizes such amounts to the consolidated statement of operations over the future service period of the plan participants. For the years ended December 31, 2018 and 2017, the amortization expense was $0. As of December 31, 2018 and 2017, the accumulated other comprehensive loss includes unrecognized pension costs of $11,254 and $9,993, respectively, consisting of net losses.

NLS PHARMACEUTICS LTD.

NOTES TO THE FINANCIAL STATEMENTS

The following table shows the components of unrecognized pension cost in accumulated other comprehensive income/loss that have not yet been recognized as components of net periodic pension cost:

	2018	2017
Net loss, beginning of period	$9,993	$-
Other gain/loss during the period	1,261	9,993
Amortization of pension related net loss	-	-
Net loss, end of period	11,254	9,993

Prior service cost, beginning of period	-	-
Amortization of prior service cost	-	-
Prior service cost end of period	-	-

Total unrecognized pension cost, end of period	$11,254	$9,993

The weighted average of the key assumptions used to compute the benefit obligations were as follows:

	2018	2017
Discount rate	0.80%	0.70%
Rate of increase in compensation level	0.00%	0.00%
Interest credit rate on savings accounts	1.00%	1.00%
Expected long-term rate of return on plan assets	2.00%	2.00%
Inflation rate	0.60%	0.60%

The assumption of the expected long-term rate of return on plan assets was based on the long-term historical rates of returns for the different investment categories which were adjusted, where appropriate, to reflect financial market developments.

The accumulated benefit obligation as of December 31, 2018 and 2017 amounted to $385,448 and $243,783, respectively.

The investment risk is borne by the insurer and the reinsurer respectively, and the investment decision is taken by the board of trustees of the collective insurance.

Note 9

Commitments and Contingencies:

Litigation

The Company may become involved in miscellaneous litigation and legal actions, including product liability, consumer, commercial, tax and governmental matters, which can arise from time to time in the ordinary course of the Company’s business. Litigation and legal actions are inherently unpredictable, and excessive verdicts can result in such situations. The Company is not currently involved in any such matters.

NLS PHARMACEUTICS LTD.

NOTES TO THE FINANCIAL STATEMENTS

Note 10

Stockholders’ Deficit:

As of December 31, 2018, the Company had 1,276 registered and issued common shares, including the 149 shares issued in the Merger.

On March 2, 2017, the board of directors approved an issuance of 42 shares to Series B investors, in exchange for cash proceeds of $3,276,676 or CHF 78,000 ($78,016) per share. On the same date, the board of directors issued 32 of the Company’s common shares to certain shareholders due to anti-dilution provisions in their shareholder agreements and also issued 1 of the Company’s common shares to a consultant for a finders’ fee on the new investment. The Company recorded a $77,909 expense for this stock issuance.

In July 2018, the Company issued 52 of its common shares to the creditors in exchange for payment of $3,418,519 due under the Initial Credit Facility. See note 7 for further information.

In March 2019, the Company issued a total of 116 of its common shares to creditors in exchange for payment of $5,131,481 of the Initial Credit Facility, $2,000,000 of the Bridge Loan and $529,769 of convertible promissory notes. See notes 5, 6 and 7 above for further information.

Note 11

Income Taxes:

The Company has tax loss carryforwards of $9.7 million as of December 31, 2018 (December 31, 2017: $7.1 million) of which $3.4 million will expire within the next five years, and $6.3 million will expire between 2024 - 2026.

The significant components of net deferred taxes as of December 31, 2018 and 2017 are shown in the following table:

	2018	2017
Deferred tax assets:
Net benefit from tax loss carryforwards	$873,878	$642,511
Other, net	42,006	(16,089)
Valuation allowance	(915,884)	(626,422)

Net deferred taxes	$-	$-

The Company recorded a valuation allowance in 2018 and 2017 to reduce the net deferred taxes, as the Company deemed it to be more likely than not that the future deferred tax assets would not be realized in the future based on the lack of sufficient positive evidence in the jurisdictions related to the realization of the deferred tax assets.

The effective tax rate was 0% for the years ended December 31, 2018 and 2017. The following table shows the income taxes in 2018 and 2017:

	2018	2017

Current benefit:	$—	$—
Deferred income tax (benefit)	(289,462)	(283,824)
	(289,462)	(283,824)
Change in valuation allowance	289,462	283,824
Total income tax expense	$—	$—

NLS PHARMACEUTICS LTD.

NOTES TO THE FINANCIAL STATEMENTS

The Company files income tax returns in Switzerland. The Company’s income tax position in Switzerland is finally assessed up to the year ended December 31, 2017, therefore only the year ended December 31, 2018 is open for examination. Currently the Company does not have any open tax assessments. The following table shows the reconciliation between expected and effective tax rate:

	2018	2017

Statutory tax rate	9.0%	9.0%
Effect of permanent differences	(3.7)%	(4.7)%
Change in valuation allowance on deferred tax assets	(5.3)%	(4.3)%

Effective tax rate	0.0%	0.0%

The Company had generated approximately $9,700,000 of net operating losses (“NOLs”) prior to the Merger, in which the Company’s preliminary analysis indicates that such NOLs would not be subject to significant limitations pursuant to applicable income tax regulations.

As of December 31, 2018 and 2017, there were no unrecognized tax benefits. If such matters were to arise, the Company would recognize interest and penalties related to income tax matters in income tax expense. The Company did not incur any material interest or penalties in connection with income taxes during the years ended December 31, 2018 and 2017.

Note 12

Subsequent Events:

Management has evaluated subsequent events to determine if events or transactions occurring through December 18, 2019, the date on which the financial statements were available to be issued, require adjustment to or disclosure in the Company’s financial statements. There were no events that require adjustment to or disclosure in the Company’s financial statements, except as disclosed.

In January 2019, the Company entered into four convertible promissory notes with certain Company shareholders. The promissory notes were for CHF 125,000 ($128,200) each, accrue interest at 10% and have original maturity dates of the earlier of April 30, 2019 or when an investment into the Company of CHF 500,000 ($512,193) or greater occurs. Pursuant to an amendment to these promissory notes, the maturity dates of these promissory notes were extended to December 31, 2019.

In February 2019, the Company entered into an exclusive license agreement, or the EF License Agreement, to develop and commercialize its product candidate, Nolazol, in Latin American countries with Eurofarma Laboratorios S.A., or Eurofarma, a Brazilian pharmaceutical company. Under the EF License Agreement, the Company received a non-refundable, upfront payment of $2,500,000. This net upfront payment was recognized as deferred revenue. The upfront payment covered the grant of an exclusive license, compensation for co-development services and the participation in a joint steering committee. In addition, the Company is eligible to receive non-refundable milestone payments of up to $16,000,000, based on the achievement of milestones related to regulatory filings, regulatory approvals and the commercialization of mazindol. The achievement and timing of the milestones depend on the success of development, approval and sales progress of the product in the future. In addition, the Company was also eligible for tiered royalty payments.

            Common Shares

NLS Pharmaceutics Ltd.

PROSPECTUS

 Sole Book – Running Manager

, 2020

Until and including,             , 2020 (25 days after the date of this prospectus), all dealers that buy, sell, or trade the common shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.    Indemnification of Directors, Officers and Employees

Under Swiss law, a corporation may indemnify its directors or officers against losses and expenses (except for such losses and expenses arising from willful misconduct or negligence, although legal scholars advocate that at least gross negligence be required; however, some scholars also advocate that with any breach of duty, indemnification by the Company is not permissible), including attorney’s fees, judgments, fines and settlement amounts actually and reasonably incurred in a civil or criminal action, suit or proceeding by reason of having been the representative of, or serving at the request of, the corporation.

Subject to Swiss law, our articles of association provide for indemnification of the existing and former members of our board of directors, executive management, and their heirs, executors and administrators, against liabilities arising in connection with the performance of their duties in such capacity, and permit us to advance the expenses of defending any act, suit or proceeding to members of our board of directors and executive management.

In addition, under general principles of Swiss employment law, an employer may be required to indemnify an employee against losses and expenses incurred by such employee in the proper execution of his or her duties under the employment agreement with the company.

We intend to enter into indemnification agreements with each of the members of our board of directors and executive officers in the form to be filed as an exhibit to this registration statement upon the closing of this offering. Irrespective of our entering or not entering into indemnification agreements with our board of directors and executive officers, we intend to take out directors' and officers' liability insurance to cover certain actions undertaken by our board of directors and executive officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

Item 7.    Recent Sales of Unregistered Securities

Set forth below are the sales of all securities by the Company since November 2016, which were not registered under the Securities Act. The Company believes that each of such issuances was exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act, Rule 701 and/or Regulation S under the Securities Act.

On March 2, 2017, we issued an aggregate of 42 common shares to three investors in a private offering, at a price per share of approximately CHF 78,000 (approximately $78,016) per common share for aggregate proceeds of CHF 3,279,300 (approximately $3,276,676). In connection with this private offering, we issued, in the aggregate, 32 common shares to our existing shareholders, Messrs. Hafner, Bauer, Stein and Odman, or the Shareholders, in light of anti-dilution rights held by such shareholders and 1 share to a consultant as a finder’s fee.

On July 17, 2018, we issued an aggregate of 52 of our common shares to the Shareholders, in connection with the conversion of an aggregate amount of $3,418,519 borrowed by us pursuant to a $7.1 million credit facility, or the Credit Facility, at a conversion price of $65,740.75 per common share.

On March 12, 2019, we issued an aggregate of 56 of our common shares to the Shareholders, in connection with the conversion of the remaining $3,681,481 borrowed by us pursuant to the Credit Facility, at a conversion price of $65,740.75 per common share.

Also on March 12, 2019, we issued an aggregate of an additional eight of our common shares to Magnetic Rock Investment AG in connection with the conversion CHF 526,979.84 (approximately $526,769) of a CHF 550,000 (approximately $557,920) convertible promissory note at a conversion price of $66,000 per common share.

On March 12, 2019, there was a reorganization of our Company, whereby NLS-0 Pharma AG and NLS Pharma AG merged into the Company, or the Merger, and as a result thereof, we issued an aggregate of 149 of our common shares to those holders of NLS-0 and NLS Pharma common shares, respectively.

On March 12, 2019, simultaneously with the closing of the Merger, we issued an aggregate of 52 of our common shares to the Shareholders, in exchange for the consideration of the conversion of a bridge loan in the amount of $2 million and a credit facility, of which we had drawn $1.45 million, at a conversion price of $66,346.15 per common share.

Item 8.    Exhibits and Financial Statement Schedules

Exhibits:

Exhibit Number	Exhibit Description

1.1*	Form of Underwriting Agreement by and among NLS Pharmaceutics Ltd. and the underwriters named therein.
3.1*	Amended and Restated Articles of Association of NLS Pharmaceutics Ltd.
3.2*	Bylaws of NLS Pharmaceutics Ltd.
5.1*	Opinion of Wenger & Vieli AG, Swiss counsel to NLS Pharmaceutics Ltd.
10.1*	NLS Pharmaceutics Equity Incentive Plan.
10.2*	Merger Agreement dated March 12, 2019 between NLS-1 Pharma AG, NLS-0 Pharma AG and NLS Pharma AG.
10.3*	Convertible Promissory Note dated January 18, 2019 between Magnetic Rock Investment AG and the Company.
10.4*	Amendment to Convertible Promissory Note dated January 18, 2019 between Magnetic Rock Investment AG and the Company.
10.5*	Form of Promissory Note dated January 2019 between certain investors and the Company.
10.6*	Form of Amendment to Promissory Note dated January 2019 between certain investors and the Company.
10.7*	Credit Facility dated August 31, 2015 between NLS Pharma AG and the Lenders named therein.
10.8*	Amendment to Credit Facility dated August 31, 2015 between NLS Pharma AG and the Lenders named therein.
10.9*	License Agreement dated February 2019 between Eurofarma Laboratorios S.A. and the Company.
10.10*	Assignment and Transfer Agreement dated August 31, 2015 between NLS-1 AG and NeuroLife Sciences SAS.
10.11*	First Amendment to Assignment and Transfer Agreement dated August 31, 2015 between NLS-1 AG and NeuroLife Sciences SAS.
10.12*	Second Amendment to Assignment and Transfer Agreement dated August 31, 2015 between NLS-1 AG and NeuroLife Sciences SAS.
23.1*	Consent of Marcum LLP.
23.2*	Consent of Wenger & Vieli AG, Swiss counsel (included in Exhibit 5.1).
24.1*	Power of Attorney (included on the signature of the Registration Statement).

*	To be filed by amendment.

Financial Statement Schedules:

All financial statement schedules have been omitted because either they are not required, are not applicable or the information required therein is otherwise set forth in the Company’s financial statements and related notes thereto.

Item 9.    Undertakings

(a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b) The undersigned registrant hereby undertakes that:

(1) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this amendment to the registration statement on Form F-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in                       , Switzerland on                   , 2020.

NLS Pharmaceutics Ltd.

By:
Alexander Zwyer
Chief Executive Officer

POWER OF ATTORNEY

The undersigned officers and directors of NLS Pharmaceutics Ltd. hereby constitute and appoint Alex Zwyer with full power of substitution, each of them singly our true and lawful attorneys-in-fact and agents to take any actions to enable the Company to comply with the Securities Act, and any rules, regulations and requirements of the SEC, in connection with this registration statement on Form F-1, including the power and authority to sign for us in our names in the capacities indicated below any and all further amendments to this registration statement and any other registration statement filed pursuant to the provisions of Rule 462 under the Securities Act.

Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement on Form F-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

		Chief Executive Officer and Chairman of the Board	, 2020
Alexander Zwyer		(Principal Executive Officer)

		Interim Chief Financial Officer	, 2020
Robert Dickey		(Principal Financial and Accounting Officer)

		Director	, 2020
Ronald Hafner

* By:	/s/
Alexander Zwyer
Attorney-in-fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned,                 , the duly authorized representative in the United States of                   , has signed this registration statement on                , 2020.

By: